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                           WHEATON RIVER MINERALS LTD.


                         TECHNICAL REPORT ON MINING AND
                         PROCESSING ASSETS OF PEAK GOLD
                      MINES, IN NEW SOUTH WALES, AUSTRALIA
                           AND MINERA ALUMBRERA LTD.,
                                  IN ARGENTINA


                                  JANUARY, 2003

                      [LOGO OF MICON INTERNATIONAL LIMITED]

            SUITE 900-390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
                Telephone (1)(416) 362-5135 Fax(1)(416) 362 5763

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                                TABLE OF CONTENTS

                                                                                      Page
1.0   SUMMARY AND CONCLUSIONS......................................................     1
  1.1     PEAK GOLD MINES..........................................................     1
    1.1.1    Regional Geology And Mineralization...................................     3
    1.1.2    Mineral Resources And Reserves........................................     4
    1.1.3    Mining Operations.....................................................     7
    1.1.4    Mineral Processing....................................................     8
    1.1.5    Production............................................................     8
    1.1.6    Environmental Considerations..........................................     8
    1.1.7    Capital Costs.........................................................     9
    1.1.8    Operating Costs.......................................................    10
    1.1.9    Economic Analysis.....................................................    11
  1.2     BAJO DE LA ALUMBRERA PROJECT.............................................    11
    1.2.1    Regional Geology And Mineralization...................................    14
    1.2.2    Mineral Resources And Reserves........................................    14
    1.2.3    Mining Operations.....................................................    15
    1.2.4    Mineral Processing....................................................    16
    1.2.5    Production............................................................    17
    1.2.6    Environmental Considerations..........................................    17
    1.2.7    Capital Costs.........................................................    18
    1.2.8    Operating Costs.......................................................    19
    1.2.9    Method of Evaluation..................................................    21

2.0   INTRODUCTION AND TERMS OF REFERENCE..........................................    23

3.0   DISCLAIMER...................................................................    25

4.0   PEAK GOLD MINES..............................................................    26
  4.1     PROPERTY DESCRIPTION AND LOCATION........................................    26
  4.2     ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND
          PHYSIOGRAPHY.............................................................    30
  4.3     HISTORY..................................................................    31
  4.4     GEOLOGICAL SETTING.......................................................    33
    4.4.1    Regional Geological Setting - The Cobar Basin.........................    33
    4.4.2    Local Geological Setting - The Cobar Gold Field.......................    37
      4.4.2.1    Lithology of the Host Sequences...................................    37
      4.4.2.2    Structural Framework of the Gold Field............................    38
  4.5     DEPOSIT TYPES............................................................    42
    4.5.1    The Great Chesney Fault...............................................    43
      4.5.1.1    Alteration Associated with the Great Chesney Fault................    43
      4.5.1.2    Controls on Mineralization Associated with the Great
                 Chesney Fault.....................................................    44
    4.5.2    The Peak Shear........................................................    45
    4.5.3    Gold Mineralization Associated With Copper Deposits...................    45
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
    4.5.4    A Genetic Model for the Cobar Gold Field Mineralization ..............    45
  4.6     MINERALIZATION...........................................................    48
    4.6.1    The Great Chesney Fault...............................................    48
      4.6.1.1    The New Cobar Deposit.............................................    48
      4.6.1.2    Chesney ..........................................................    53
      4.6.1.3    The New Occidental Deposit........................................    57
    4.6.2    The Peak Shear........................................................    69
      4.6.2.1    The Peak Deposit..................................................    69
      4.6.2.2    The Perseverance Orebodies........................................    79
    4.6.3    Other Shears and Copper Deposits......................................    86
      4.6.3.1    Gladstone Deposit.................................................    86
      4.6.3.2    Dapville Deposit..................................................    87
      4.6.3.3    Great Cobar Deposit...............................................    87
  4.7     EXPLORATION..............................................................    88
  4.8     DRILLING.................................................................    90
    4.8.1    Drilling Campaigns....................................................    90
    4.8.2    Current Drilling Practice.............................................    99
      4.8.2.1    Diamond Drilling..................................................    99
      4.8.2.2    Reverse Circulation Drilling......................................   100
      4.8.2.3    Core Logging......................................................   100
  4.9     SAMPLING METHOD AND APPROACH.............................................   101
    4.9.1    Current Practice......................................................   101
      4.9.1.1    Reverse Circulation Samples.......................................   101
      4.9.1.2    Core Sampling.....................................................   102
      4.9.2  Sample Quality........................................................   102
  4.10    SAMPLE PREPARATION, ANALYSES AND SECURITY................................   103
    4.10.1   Sample Shipment and Security..........................................   103
    4.10.2   Sample Preparation....................................................   104
      4.10.2.1   Current Core Preparation Procedures...............................   104
      4.10.2.2   Current RC Sample Preparation Procedures..........................   105
      4.10.2.3   Screen Fire Assays................................................   105
    4.10.3   Sample Analyses.......................................................   105
      4.10.3.1   Current Assaying Practice.........................................   106
    4.10.4   QA/QC Programs........................................................   107
      4.10.4.1   Current Sample Preparation and Analysis Programs..................   108
      4.10.4.2   Summary QA/QC Results.............................................   113
    4.10.5   Laboratory Certification..............................................   117
    4.10.6   Assay Data Entry......................................................   118
  4.11    DATA VERIFICATION........................................................   118
    4.11.1   Database Validation...................................................   118
    4.11.3   Independent Reviews...................................................   119
    4.11.4   Micon's Review........................................................   120
  4.12    ADJACENT PROPERTIES......................................................   121
  4.13    MINERAL PROCESSING AND METALLURGICAL TESTING.............................   121
    4.13.1   Peak..................................................................   121

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
    4.13.2   New Cobar.............................................................   121
    4.13.3   New Occidental........................................................   122
    4.13.4   Perseverance..........................................................   122
    4.13.5   Summary ..............................................................   122
  4.14    MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES...........................   123
    4.14.1   Mineral Resource Estimation Methodology...............................   124
      4.14.1.1   2D Estimates......................................................   125
      4.14.1.2   3D Estimates......................................................   127
      4.14.1.3   Treatment of High Grade Assays....................................   134
      4.14.1.4   Bulk Density......................................................   135
      4.14.1.5   Mined Out Areas...................................................   136
      4.14.1.6   Software .........................................................   136
      4.14.1.7   The Deposits......................................................   136
      4.14.1.8   External Audits...................................................   146
    4.14.2   Mineral Reserve Estimation Methodology................................   148
      4.14.2.1   Recovery and Dilution.............................................   148
      4.14.2.2   Cutoff Grade......................................................   150
    4.14.3   Mineral Resources and Mineral Reserves................................   151
      4.14.3.1   Mineral Resources.................................................   152
      4.14.3.2   Mineral Reserves..................................................   154
      4.14.3.3   Responsibility For Estimation.....................................   157
      4.14.3.4   Production Reconciliation.........................................   158
      4.14.3.5   Reconciliation to CIM Standards...................................   160
      4.14.3.6   Issues Affecting Mineral Resource and Mineral Reserve Estimates...   160
  4.15    OTHER RELEVANT DATA AND INFORMATION......................................   160
    4.15.1   Additional Potential for Discovery of Mineral Resources...............   160
      4.15.1.1   New Occidental....................................................   161
      4.15.1.2   Perseverance......................................................   162
      4.15.1.3   Peak .............................................................   166
      4.15.1.4   New Cobar Underground.............................................   167
      4.15.1.5   Chesney ..........................................................   168
      4.15.1.6   Other Exploration Targets.........................................   168
  4.16    ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON
          DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES.........................   168
    4.16.1   Mining Operations.....................................................   168
      4.16.1.1   Underground Mining Operations.....................................   168
      4.16.1.2   New Cobar Open Pit Operation......................................   172
      4.16.1.3   Mine Planning.....................................................   172
    4.16.2   Milling Operations and Recoverability.................................   173
      4.16.2.1   Process Description...............................................   173
      4.16.2.2   Performance ......................................................   176
    4.16.3   Markets ..............................................................   177
    4.16.4   Contracts.............................................................   177
    4.16.5   Environmental Considerations..........................................   178
    4.16.6   Taxes ................................................................   180

                                       iii

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
    4.16.7   Capital and Operating Cost Estimates..................................   180
      4.16.7.1   Capital Costs.....................................................   180
      4.16.7.2   Operating Costs...................................................   181
    4.16.8   Economic Analysis.....................................................   183
      4.16.8.1   Method of Evaluation..............................................   183
      4.16.8.2   Resources and Reserves............................................   184
      4.16.8.3   Production Estimates..............................................   184
      4.16.8.4   Revenue Projections...............................................   184
      4.16.8.5   Overall Cash Flow Projection......................................   185
      4.16.8.6   Sensitivity Analyses..............................................   188
      4.16.8.7   Payback...........................................................   188
      4.16.8.8   Mine Life.........................................................   188
  4.17    INTERPRETATION AND CONCLUSIONS...........................................   188
  4.18    RECOMMENDATIONS..........................................................   189
  4.19    REFERENCES...............................................................   190

5.0   MINERA ALUMBRERA LIMITED.....................................................   196
  5.1     PROPERTY DESCRIPTION AND LOCATION........................................   196
    5.1.1    Introduction..........................................................   196
    5.1.2    Ownership.............................................................   198
    5.1.3    Royalties.............................................................   198
    5.1.4    Debt and Financing....................................................   199
    5.1.5    Alumbrera Project Facilities..........................................   199
      5.1.5.1    Mine .............................................................   199
      5.1.5.2    Processing Plant..................................................   199
      5.1.5.3    Mine Site Infrastructure..........................................   201
      5.1.5.4    Mine Site Utilities...............................................   201
      5.1.5.5    Concentrate Pipeline..............................................   201
      5.1.5.6    Filter Plant......................................................   201
      5.1.5.7    Railroad .........................................................   202
      5.1.5.8    Port .............................................................   202
      5.1.5.9    Environmental Liabilities.........................................   202
  5.2     ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND
          PHYSIOGRAPHY.............................................................   203
  5.3     HISTORY..................................................................   204
    5.3.1    Recent Ownership History..............................................   205
  5.4     GEOLOGICAL SETTING.......................................................   206
    5.4.1    Regional Geology......................................................   206
    5.4.2    Deposit Geology.......................................................   206
  5.5     DEPOSIT TYPE AND ALTERATION..............................................   210
  5.6     MINERALIZATION...........................................................   211
  5.7     EXPLORATION..............................................................   211
  5.8     DRILLING.................................................................   213
    5.8.1    Drilling Campaigns....................................................   213
    5.8.2    Drill Hole Logging....................................................   214
      5.8.2.1    Geological Core Logging and Interpretation........................   214

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
      5.8.2.2    Structural and Geotechnical Core Logging..........................   215
      5.8.2.3    RC Drill Hole Logging.............................................   215
      5.8.2.4    Blast Hole Logging................................................   215
  5.9     SAMPLING METHOD AND APPROACH.............................................   216
    5.9.1    Drill Core............................................................   216
    5.9.2    RC Samples............................................................   216
    5.9.3    Blast Hole Sampling...................................................   216
  5.10    SAMPLE PREPARATION, ANALYSES AND SECURITY................................   217
    5.10.1   Sample Shipment and Security..........................................   217
    5.10.2   Sample Preparation....................................................   217
    5.10.3   Sample Analyses.......................................................   218
    5.10.4   QA/QC Programs........................................................   218
      5.10.4.1   Laboratory Standards..............................................   219
      5.10.4.2   MAA Standards.....................................................   219
      5.10.4.3   Laboratory Duplicates.............................................   219
      5.10.4.4   MAA Selected Reassays.............................................   220
      5.10.4.5   External Laboratory Reassays......................................   220
      5.10.4.6   Duplicate Quarter Core Samples....................................   221
    5.10.5   Laboratory Certification..............................................   221
  5.11    DATA VERIFICATION........................................................   222
    5.11.1   Database Validation...................................................   222
    5.11.2   Independent Reviews...................................................   222
    5.11.3   Micon's Review........................................................   222
  5.12    ADJACENT PROPERTIES......................................................   223
  5.13    MINERAL PROCESSING AND METALLURGICAL TESTING.............................   223
    5.13.1   Introduction..........................................................   223
    5.13.2   Feasibility Studies and Process Design................................   224
      5.13.2.1   Phase 1...........................................................   224
      5.13.2.2   Phase 2...........................................................   224
      5.13.2.3   Phase 3...........................................................   224
      5.13.2.4   Phase 4...........................................................   224
    5.13.3   Process Optimization..................................................   224
    5.13.4   Strategic Planning and Development....................................   225
    5.13.5   Summary...............................................................   225
  5.14    MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES...........................   226
    5.14.1   Mineral Resource Estimation Methodology...............................   227
      5.14.1.1   ALUF Reserve Block Model..........................................   227
      5.14.1.2   Treatment of High Grade Assays....................................   236
      5.14.1.3   Bulk Density......................................................   236
      5.14.1.4   Grade Control Model...............................................   237
      5.14.1.5   Throughput Model..................................................   237
      5.14.1.6   Software..........................................................   239
      5.14.1.7   External Audits...................................................   239
    5.14.2   Mineral Reserve Estimation Methodology................................   240
    5.14.3   Mineral Resources and Mineral Reserves................................   242

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
      5.14.3.1   Mineral Resources.................................................   242
      5.14.3.2   Mineral Reserves..................................................   243
      5.14.3.3   Responsibility For Estimation.....................................   243
      5.14.3.4   Production Reconciliation.........................................   243
      5.14.3.5   Reconciliation to CIM Standards...................................   244
      5.14.3.6   Issues Affecting Mineral Resource and Mineral Reserve Estimates...   245
  5.15    OTHER RELEVANT DATA AND INFORMATION......................................   245
  5.16    ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON
          DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES.........................   245
    5.16.1   Mining Operations.....................................................   245
      5.16.1.1   Production Operations.............................................   246
      5.16.1.2   Mine Planning.....................................................   247
      5.16.1.3   Mine Fleet Requirements...........................................   250
      5.16.1.4   Maintenance ......................................................   251
      5.16.1.5   Summary...........................................................   252
    5.16.2   Milling Operations and Recoverability.................................   252
      5.16.2.1   Process Description...............................................   252
      5.16.2.2   Performance ......................................................   255
    5.16.3   Markets ..............................................................   257
    5.16.4   Contracts.............................................................   257
      5.16.4.1   Mining............................................................   257
      5.16.4.2   Power.............................................................   258
      5.16.4.3   Concentrate Sales.................................................   258
      5.16.4.4   Concentrate Logistics.............................................   258
    5.16.5   Environmental Considerations..........................................   259
      5.16.5.1   Permitting........................................................   259
      5.16.5.2   Compliance........................................................   259
      5.16.5.3   Reclamation and Closure...........................................   260
      5.16.5.4   Bond-Posting......................................................   260
    5.16.6   Taxes.................................................................   261
    5.16.7   Capital and Operating Cost Estimates..................................   262
      5.16.7.1   Capital Costs.....................................................   262
      5.16.7.2   Operating Costs...................................................   264
      5.16.7.3   Mine Operating Costs..............................................   265
      5.16.7.4   Processing Costs..................................................   266
      5.16.7.5   Other Costs ......................................................   266
    5.16.8   Economic Analysis.....................................................   267
      5.16.8.1   Method of Evaluation..............................................   267
      5.16.8.2   Resources and Reserves............................................   267
      5.16.8.3   Production Estimates..............................................   267
      5.16.8.4   Revenue Projections...............................................   269
      5.16.8.5   Debt Service......................................................   269
      5.16.8.6   Overall Cash Flow Projection......................................   270
      5.16.8.7   Sensitivity Analyses..............................................   274
      5.16.8.8   Payback...........................................................   274

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
      5.16.8.9   Mine Life ........................................................   274
  5.17    INTERPRETATION AND CONCLUSIONS...........................................   274
  5.18    RECOMMENDATIONS..........................................................   275
  5.19    REFERENCES...............................................................   276

6.0 CERTIFICATES...................................................................   278

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                                 LIST OF TABLES

Table 1.1-1     Peak Gold Mines Pty Limited Mineral Resources as at December 31, 2001.......        5
Table 1.1-2     Peak Deposit Mineral Resources as at June 30, 2002..........................        5
Table 1.1-3     Peak Gold Mines Pty Limited Ore Reserves as at December 31, 2001............        5
Table 1.1-4     New Occidental Deposit Ore Reserves as at June 30, 2002.....................        6
Table 1.1-5     Total Scheduled Ore to be Mined and Processed...............................        8
Table 1.1-6     Peak Gold Mines Pty Limited Capital Expenditure 2003 to 2007................        9
Table 1.1-7     Peak Gold Mines Pty Limited Projected On-Site Costs.........................       10
Table 1.2-1     Alumbrera Ore Reserves as of June 30, 2002..................................       15
Table 1.2-2     Total Scheduled Ore to be Mined and Processed...............................       17
Table 1.2-3     MAA Capital Expenditure 2003 to 2012........................................       19
Table 1.2-4     Actual Operating Costs for FY 2002 Compared with LOM Estimates..............       20
Table 1.2-5     Sensitivity to Metal Price..................................................       22
Table 4.1-1     Mining Tenements Held By PGM................................................       26
Table 4.3-1     Operational History at the Cobar Mineral Field..............................       32
Table 4.3-2     Production Statistics from the Cobar Mineral Field to December, 1998........       33
Table 4.4-1     Cobar Basin Stratigraphy....................................................       37
Table 4.6-1     New Cobar Oxidized Mineralization Domains...................................       50
Table 4.6-2     Chesney Oxidized Mineralization Domains.....................................       53
Table 4.6-3     Comparison of Metal Contents of Deposits in the Cobar Gold Field............       67
Table 4.6-4     Major Alteration Minerals, Habit and Associations...........................       84
Table 4.6-5     Early Stage Hydrothermal Mineralogy - Pre-Gold..............................       85
Table 4.6-6     Main Stage (Gold) Hydrothermal-Deformation Mineralogy.......................       85
Table 4.6-7     Late Stage Hydrothermal Mineralogy Antimony-Lead-Silver Association.........       86
Table 4.8-1     New Cobar Oxide Project Drilling Programs and Typical
                Hole / Core Diameters.......................................................       91
Table 4.8-2     New Cobar Oxide Project - Hole Type Statistics..............................       91
Table 4.8-3     Drill Density at New Cobar Below 120 mbs....................................       92
Table 4.8-4     Chesney Oxide Project Drilling Programs and Typical Hole/Core Diameters.....       93
Table 4.8-5     New Cobar Oxide Project - Hole Type Statistics..............................       93
Table 4.8-6     Chesney Sulphide Project Drilling Programs and
                Typical Hole / Core Diameters...............................................       94
Table 4.8-7     Chesney Sulphide Project - Hole Type Statistics.............................       95
Table 4.8-8     Summary of Major Sample Types Used in the
                New Occidental Resource Estimates...........................................       96
Table 4.8-9     Drilling Data Used in the New Occidental Resource Estimates.................       96
Table 4.8-10    Drilling Data Used in the Peak Oxide Resource Estimates.....................       97
Table 4.8-11    Drilling Data Used in the Perseverance Resource Estimates...................       98
Table 4.10-1    Summary of Analabs Analytical Techniques....................................      106
Table 4.10-2    Summary of Analabs Over-Range Analytical Techniques.........................      107
Table 4.10-3    Summary of ALS Chemex Analytical Techniques.................................      107
Table 4.10-4    Gold Standard Performance by Analabs........................................      109
Table 4-10-5    Gold Standard Performance by ALS Chemex.....................................      110

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
Table 4.10-6    Definition of Assay Repeat and Duplicate Nomenclature by Laboratory.........      1ll
Table 4.10-7    Performance of Assay Repeats by Laboratory..................................      112
Table 4.10-8    Performance of Assay Duplicates by Laboratory...............................      112
Table 4.10-9    Performance of Assay Blanks by Laboratory...................................      113
Table 4.10-10   New Occidental QA/QC Performance, 2001-2002 Repeat Samples..................      114
Table 4.10-11   Analytical Standards Performance for 12 Months Ending June 30, 2002.........      115
Table 4.10-12   Peak QA/QC Performance, 1989-2002 Repeat Samples............................      116
Table 4.10-13   Fire Assay - Screen Fire Assay Comparison by Grade Range....................      117
Table 4.11-1    Hierarchical Validation Controls on the Drillview Database..................      119
Table 4.14-1    Resource Estimation Methodology for 2D Kriged Estimate......................      126
Table 4.14-2    General Estimation Parameters for Multiple Kriging
                Runs for Gold, New Occidental June, 2002....................................      132
Table 4.14-3    Revised Ore Loss and Dilution for the New Occidental Zone...................      149
Table 4.14-4    New Cobar Reserve Cutoff Grades.............................................      151
Table 4-14-5    Peak Gold Mines Pty Limited Mineral Resources as at December 31, 2001.......      153
Table 4.14-6    Peak Deposit Mineral Resources as at June 30, 2002..........................      154
Table 4.14-7    Peak Gold Mines Pty Limited Ore Reserves as at December 31, 2001............      154
Table 4.14-8    New Occidental Deposit Ore Reserves as at June 30, 2002.....................      155
Table 4.14-9    New Cobar Open Pit Remaining In Situ Ore Reserves
                as at September 30, 2001....................................................      156
Table 4.14-10   New Cobar Open Pit Remaining In Situ Ore Reserves
                as at September 30, 2001 with Reconciliation Factors Applied................      157
Table 4.14-11   New Cobar Open Pit Stockpiled Ore Reserves as at September 30, 2001.........      157
Table 4.14-12   Peak Gold Mines Competent Persons...........................................      158
Table 4.15-1    New Occidental Zone D Drill Intersections...................................      162
Table 4.15-2    Perseverance Zone B Drill Intersections.....................................      165
Table 4.15-3    Perseverance Zone D Drill Intersections.....................................      165
Table 4.15-4    Perseverance Zone C Drill Intersections.....................................      166
Table 4.15-5    Other Drill Intersections...................................................      166
Table 4.16-1    Process Performance.........................................................      176
Table 4.16-2    Summary of Estimated Closure Costs (NSR 2001)...............................      179
Table 4.16-3    Peak Gold Mines Pty Limited Capital Expenditure 2003 to 2007................      181
Table 4.16-4    Comparison of Actual and Projected On-Site Costs............................      183
Table 4.16-5    Peak Gold Mine - Base Case Cash Flow........................................  186-187
Table 4.16-6    Sensitivity to Metal Price..................................................      188
Table 5.8-1     Alumbrera Project Drilling Summary..........................................      213
Table 5.8-2     MAA Drill Core Size Used, Summary to 1998...................................      214
Table 5.10-1    Population Statistics Comparison with Referee Laboratory, Gold Analyses.....      220
Table 5.10-2    Population Statistics Comparison with Referee Laboratory, Copper Analyses ..      221
Table 5.14-1    Alumbrera Geological Codes..................................................      228
Table 5.14-2    Assay Record Variables......................................................      229
Table 5.14-3    Assay Composite Variables...................................................      230
Table 5.14-4    Block Model Extents.........................................................      230
Table 5.14-5    Block Model Variables.......................................................      231
Table 5.14-6    Search Parameters...........................................................      232

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
Table 5.14-7    Variogram Parameters........................................................      233
Table 5.14-8    Andesite Kriging Zones, Search Azimuths.....................................      233
Table 5.14-9    Block Classification Criteria...............................................      236
Table 5.14-10   Specific Gravity by Rock Type...............................................      237
Table 5.14-11   NSR Calculation.............................................................      241
Table 5.14-12   Alumbrera Ore Reserves as of June 30, 2002..................................      243
Table 5.14-13   Block Model Reconciliation, July, 1999 to June, 2002........................      244
Table 5.14-14   Mill Feed Reconciliation....................................................      244
Table 5.16-1    LOM Mining Equipment Requirements...........................................      251
Table 5.16-2    Major Equipment Availability................................................      251
Table 5.16-3    Process Performance.........................................................      256
Table 5.16-4    MAA Capital Expenditure 2003 to 2012........................................      262
Table 5.16-5    Actual Operating Costs for Fiscal Year 2002
                Compared with LOM Estimates.................................................      265
Table 5.16-6    Recent Project Performance Compared with Fiscal Year 2003
                and LOM Plan Average Projections............................................      268
Table 5.16-7    Bajo de la Alumbrera Base Case Cash Flow....................................  271-273
Table 5.16-8    Sensitivity to Metal Price..................................................      274

                                        x

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                                 LIST OF FIGURES

Figure 1.1-1    Location Map Peak Gold Mines................................................        2
Figure 1.2-1    Location Map Bajo de la Alumbrera...........................................       13
Figure 4.1-1    Location Map Peak Gold Mines................................................       27
Figure 4.1-2    PGM Properties, and Licence and Lease Boundaries............................       28
Figure 4.1-3    Geology of the Cobar Gold Field.............................................       29
Figure 4.4-1    Geology and Mineralization of the Lachlan Orogen............................       34
Figure 4.4-2    Geology and Mineralization of the Cobar Region..............................       35
Figure 4.4-3    Basal Cobar Basin Stratigraphic Column......................................       38
Figure 4.4-4    Schematic Cross-Section Through the Eastern Margin of the Cobar Basin.......       40
Figure 4.6-1    Surface Geology of the New Cobar Deposit....................................       49
Figure 4.6-2    Cross-Section Through the New Cobar Open Pit
                Showing Oxidation Profiles..................................................       51
Figure 4.6-3    Central Area Geology from New Occidental to New Cobar.......................       54
Figure 4.6-4    New Cobar-Chesney Long Section..............................................       55
Figure 4.6-5    Geology of the New Occidental Deposit Environs..............................       58
Figure 4.6-6    Detailed Surface Geology of the New Occidental
                Deposit Showing the Main Zones of Gold Mineralization.......................       60
Figure 4.6-7    Detailed Long Section Through the New Occidental Deposit....................       61
Figure 4.6-8    Detailed Cross-Section Through the New Occidental Deposit...................       62
Figure 4.6-9    Quartz Vein Types Identified Within the New Occidental Deposit..............       64
Figure 4.6-10   Detailed Paragenetic Sequence for the New Occidental Orebody................       67
Figure 4.6-11   Summary of Base Metal Distributions of the 9500m RL.........................       68
Figure 4.6-12   Summary of Magnetite, Quartz Breccia, Quartz Vein
                and Fe-Chlorite Alteration Distributions of the 9500m RL....................       70
Figure 4.6-13   Summary of Stilpnomelane and Mg-Chlorite Alteration
                Distributions of the 9500m RL...............................................       71
Figure 4.6-14   Peak Mine Area Geology Plan View............................................       72
Figure 4.6-15   Peak Mine Area Geology Section 10530N.......................................       74
Figure 4.6-16   Long Section View of the Peak Rhyolite with Exploration
                Targets Looking Northeast...................................................       80
Figure 4.6-17   Peak to Perseverance Site Geology...........................................       81
Figure 4.6-18   Oblique View of Perseverance Zones Looking Northwest........................       82
Figure 4.6-19   Perseverance Zone A Geologic Cross-Section..................................       83
Figure 4.7-1    Peak Gold Mines 2003 Exploration Targets....................................       89
Figure 4.8-1    Eastman Camera Survey Disc..................................................      100
Figure 4.10-1   Safety Diagram of Peak Mine Delineation Sample Preparation Flow Sheet.......      108
Figure 4.10-2   Sample Scatter-Graph of Recent Peak Mine Data...............................      1ll
Figure 4.10-3   Fire Assay - Screen Fire Assay Scatter Plot Comparison......................      117
Figure 4.14-1   PGM Domain Modelling Process................................................      128
Figure 4.14-2   PGM Geostatistics Process...................................................      131
Figure 4.14-3   PGM Kriging Search Strategy as used at New Occidental.......................      133
Figure 4.14-4   New Occidental Long Section Showing Resource Classification.................      142

                                       xi

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
Figure 4.14-5   Long Sections of Perseverance and Corvus 2D Kriged Au
                Models Projected into a 3D Block Model......................................      146
Figure 4.14-6   New Occidental Long Section Showing Resource Classification
                and Location of New 3D Resource Estimate....................................      156
Figure 4.15-1   Great Chesney Fault and Peak Shear Exploration Potential....................      161
Figure 4.15-2   Oblique View of Perseverance Stage 2 Delineation Drill Drive
                Looking to the Northwest....................................................      163
Figure 4.15-3   Perseverance Exploration Drill Intersections................................      164
Figure 4.16-1   Process Plant Flow Diagram..................................................      174
Figure 5.1-1    Location Map Bajo de la Alumbrera...........................................      197
Figure 5.1-2    Mine Infrastructure and Surface Leases......................................      200
Figure 5.4-1    Bajo de la Alumbrera Geology Map............................................      208
Figure 5.4-2    Stage 1 Pit Geology Map.....................................................      209
Figure 5.4-3    Cross Section 49 N..........................................................      210
Figure 5.7-1    MAA Contract Area and Final Pit Outline.....................................      212
Figure 5.10-1   MAA Sample Preparation Flowsheet............................................      217
Figure 5.14-1   Alumbrera Kriging Zones.....................................................      232
Figure 5.14-2   Example Block Model Section.................................................      234
Figure 5.14-2   Rock Domain (Composites Influence)..........................................      235
Figure 5.14-3   Grade domain: (Composites Influence)........................................      235
Figure 5.14-4   Alteration domain: (Composites Influence)...................................      235
Figure 5.14-5   Faults domain: (Composites Influence).......................................      236
Figure 5.14-6   Quartz Magnetite Porphyry and Rubble Andesite...............................      238
Figure 5.14-7   Grindability Domains in ALUF Block Model....................................      239
Figure 5.16-1   Bajo de la Alumbrera Open-Pit (Looking at Phase 4 North)....................      246
Figure 5.16-2   2002 - Final Pit Design.....................................................      247
Figure 5.16-3   2001 - Pit Phase Designs....................................................      248
Figure 5.16-4   2002 - Pit Phase Designs....................................................      248
Figure 5.16-5   Material Movement...........................................................      249
Figure 5.16-6   Process Flowsheets..........................................................      254

                                   APPENDICES

APPENDIX I        Peak Gold Mine - Schedule of Terms & Conditions -
                  Consolidated Mining Leases

APPENDIX II       Minera Alumbrera Limited - Taxes

                                       xii

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--------------------------------------------------------------------------------
                  LIST OF ABBREVIATIONS
--------------------------------------------------------------------------------
ABBREVIATION    UNIT OR TERM
--------------------------------------------------------------------------------
'               minutes of longitude or latitude
--------------------------------------------------------------------------------
~               approximately
--------------------------------------------------------------------------------
ARG$            Argentine peso(s)
--------------------------------------------------------------------------------
Aus$            Australian dollar(s)
--------------------------------------------------------------------------------
US$             United States dollar(s)
--------------------------------------------------------------------------------
US$/oz          United States dollars per ounce
--------------------------------------------------------------------------------
US$/t           United States dollars per tonne
--------------------------------------------------------------------------------
%               percent
--------------------------------------------------------------------------------
<               less than
--------------------------------------------------------------------------------
>               greater than
--------------------------------------------------------------------------------
DEG.            degrees of longitude, latitude, compass bearing or gradient
--------------------------------------------------------------------------------
DEG.C           degrees Celsius
--------------------------------------------------------------------------------
2D              two-dimensional
--------------------------------------------------------------------------------
3D              three-dimensional
--------------------------------------------------------------------------------
um              microns, micrometres
--------------------------------------------------------------------------------
AAS             atomic absorption spectroscopy
--------------------------------------------------------------------------------
AARL            Anglo American Research Laboratory
--------------------------------------------------------------------------------
Ag              silver
--------------------------------------------------------------------------------
ARD             acid rock drainage
--------------------------------------------------------------------------------
As              arsenic
--------------------------------------------------------------------------------
Au              gold
--------------------------------------------------------------------------------
BCM             bank cubic metre(s)
--------------------------------------------------------------------------------
Bi              bismuth
--------------------------------------------------------------------------------
BOD             biological oxygen demand
--------------------------------------------------------------------------------
c.              circa, approximately
--------------------------------------------------------------------------------
cm              centimetre(s)
--------------------------------------------------------------------------------
Co              cobalt
--------------------------------------------------------------------------------
Cu              copper
--------------------------------------------------------------------------------
d               day
--------------------------------------------------------------------------------
D               density
--------------------------------------------------------------------------------
DD              diamond drill(ing)
--------------------------------------------------------------------------------
DC              diamond core
--------------------------------------------------------------------------------
dm              dry metric tonnes
--------------------------------------------------------------------------------
DPO             data processing order
--------------------------------------------------------------------------------
DWT             dead weight tonnes
--------------------------------------------------------------------------------
EIR             Environmental Impact Assessment Report
--------------------------------------------------------------------------------
et al.          and others
--------------------------------------------------------------------------------
FA              fire assay
--------------------------------------------------------------------------------
Fe              iron
--------------------------------------------------------------------------------
ft              foot, feet
--------------------------------------------------------------------------------
FY              Financial Year for MAA, in each case 1 July to 30 June
--------------------------------------------------------------------------------
g/t             grams per tonne
--------------------------------------------------------------------------------
g/t Au          grams per tonne of gold
--------------------------------------------------------------------------------
GPS             global positioning system
--------------------------------------------------------------------------------
GW              gigawatt(s)
--------------------------------------------------------------------------------
GWh             gigawatt hour(s)
--------------------------------------------------------------------------------
h               hour(s)
--------------------------------------------------------------------------------
ha              hectare(s)
--------------------------------------------------------------------------------
h/d             hours per day
--------------------------------------------------------------------------------
HP              horsepower
--------------------------------------------------------------------------------
HQ              H-sized core, Longyear Q-series drilling system
--------------------------------------------------------------------------------
ICP             inductively coupled plasma
--------------------------------------------------------------------------------
ICP-OES         inductively coupled plasma-optical emission spectrometry
--------------------------------------------------------------------------------
IMCP            Interim Mine Closure Plan
--------------------------------------------------------------------------------
in              inch(es)
--------------------------------------------------------------------------------
JORC            Code of the Joint Ore Reserves Committee of the Australian
                 Institute of Mining and Metallurgy (19999)
--------------------------------------------------------------------------------
kg              kilogram(s)
--------------------------------------------------------------------------------
kg/d            kilograms per day
--------------------------------------------------------------------------------
km              kilometre(s)
--------------------------------------------------------------------------------
km/2/           square kilometre(s)
--------------------------------------------------------------------------------
kV              kilovolt(s)
--------------------------------------------------------------------------------
L               litre(s)
--------------------------------------------------------------------------------
lb              pound(s)
--------------------------------------------------------------------------------

                                      xiii

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--------------------------------------------------------------------------------
Li              lithium
--------------------------------------------------------------------------------
LIMS            laboratory information management system
--------------------------------------------------------------------------------
LOM             MAA's life-of-mine plan
--------------------------------------------------------------------------------
LTIFR           lost time injury frequency rate
--------------------------------------------------------------------------------
M               metre(s)
--------------------------------------------------------------------------------
M               million(s)
--------------------------------------------------------------------------------
Ma              million years
--------------------------------------------------------------------------------
masl            metres above sea level
--------------------------------------------------------------------------------
mbs             metres below surface
--------------------------------------------------------------------------------
MIL             Mining Investment Law of Argentina
--------------------------------------------------------------------------------
m/s             metres per second
--------------------------------------------------------------------------------
m/3/            cubic metre(s)
--------------------------------------------------------------------------------
mm              millimetre(s)
--------------------------------------------------------------------------------
Mo              molybdenum
--------------------------------------------------------------------------------
Mn              manganese
--------------------------------------------------------------------------------
MPD             mean percentage difference
--------------------------------------------------------------------------------
Mt/y            million tonnes per year
--------------------------------------------------------------------------------
MW              megawatt(s)
--------------------------------------------------------------------------------
N               North
--------------------------------------------------------------------------------
n.a.            not applicable, not available
--------------------------------------------------------------------------------
Na              sodium
--------------------------------------------------------------------------------
NCA             Nuevo Central Argentine railway
--------------------------------------------------------------------------------
NPV             net present value
--------------------------------------------------------------------------------
oz              Troy ounce(s)
--------------------------------------------------------------------------------
oz/t            Troy ounces per tonne
--------------------------------------------------------------------------------
Pb              lead
--------------------------------------------------------------------------------
PD              percussion drilling
--------------------------------------------------------------------------------
pH              concentration of hydrogen ion
--------------------------------------------------------------------------------
PIMA            portable infrared mineral analyser
--------------------------------------------------------------------------------
ppb             parts per billion
--------------------------------------------------------------------------------
ppm             parts per million
--------------------------------------------------------------------------------
QA/QC           quality assurance/quality control
--------------------------------------------------------------------------------
RC              reverse circulation
--------------------------------------------------------------------------------
ROM             run-of-mine
--------------------------------------------------------------------------------
RQD             rock quality designation (data)
--------------------------------------------------------------------------------
s               second
--------------------------------------------------------------------------------
S               south
--------------------------------------------------------------------------------
SAG mill        semi-autogenous grinding mill
--------------------------------------------------------------------------------
Sb              antimony
--------------------------------------------------------------------------------
SD              standard deviation
--------------------------------------------------------------------------------
SEM             scanning electron microscope/microscopy
--------------------------------------------------------------------------------
SFA             screen fire assay
--------------------------------------------------------------------------------
SG              specific gravity
--------------------------------------------------------------------------------
SI              International System of Units
--------------------------------------------------------------------------------
SPG             strategic mine planning group
--------------------------------------------------------------------------------
t               tonne(s) (metric)
--------------------------------------------------------------------------------
t/h             tonnes per hour
--------------------------------------------------------------------------------
t/y             tonnes per year
--------------------------------------------------------------------------------
US              United States
--------------------------------------------------------------------------------
UTE             Union Transitoria de Empresas, between YMAD and MAA
--------------------------------------------------------------------------------
V               volts
--------------------------------------------------------------------------------
W               west or watt
--------------------------------------------------------------------------------
WMT             wet metric tonnes
--------------------------------------------------------------------------------
wt%             percent by weight
--------------------------------------------------------------------------------
y               year
--------------------------------------------------------------------------------
Zn              zinc
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CRAE            CRA Exploration
--------------------------------------------------------------------------------
MAA             Minera Alumbrera Ltd.
--------------------------------------------------------------------------------
MEB             Musto Explorations (Bermuda) Limited
--------------------------------------------------------------------------------
MIM             MIM Holdings Limited
--------------------------------------------------------------------------------
MIP             Mount Isa Pacific Pty. Ltd.
--------------------------------------------------------------------------------
PGM             Peak Gold Mines Pty Limited
--------------------------------------------------------------------------------
RTE             Rio Tinto Exploration
--------------------------------------------------------------------------------

                                       xiv

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--------------------------------------------------------------------------------
RTTS            Rio Tinto Technical Services
--------------------------------------------------------------------------------
WRM             Wheaton River Minerals Ltd
--------------------------------------------------------------------------------
YMAD            Yacimientos Mineros de Agua de Dionisio, a statutory entity which owns the Alumbrera mining concession.
--------------------------------------------------------------------------------

                                       xv

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                           1.0 SUMMARY AND CONCLUSIONS

Micon International Limited (Micon) has been retained by Wheaton River Minerals Ltd. (WRM) to provide an independent technical review of the mineral resources and reserves and operational facilities of Peak Gold Mines Pty Limited (PGM), in New South Wales, Australia, and of Minera Alumbrera Ltd. (MAA), in Argentina. This review was requested by WRM, in connection with its potential purchase of Rio Tinto plc (RTP)'s 100 % and 25 % ownerships of PGM and MAA, respectively. This report is in compliance with the requirements of National Instrument 43-101 and may be used in support of financing.

Micon visited these two operations during the period October 18 through 23, 2002, where discussions were held with management and other responsible technical and financial staff. Technical data, including historic operational records were reviewed by the Micon team in RTP's offices in Melbourne from October 14 to 17.

1.1      PEAK GOLD MINES

PGM, a wholly owned subsidiary of Australian Mining and Smelting Pty Ltd., in turn a wholly owned subsidiary of RTF, operates the PGM gold and copper mines.

The PGM properties are situated in the vicinity of Cobar, New South Wales, Australia, which is located approximately 600 km west of Sydney as shown on Figure 1.1-1. The PGM leases and licences cover approximately 350 km /2/ surrounding the Peak gold mine.

Principal mining activities are conducted at the Peak gold mine, involving an underground mine and processing facility, located 8.5 km south-southeast of Cobar. Oxide ore is mined at New Cobar, a small open pit mine located 3 km southeast of Cobar. The New Occidental deposit is located 5 km southeast of Cobar and accessed underground, by a 3-km drift from the Peak Mine, as is the Perseverance deposit, located 9.5 km south-southeast of Cobar, and accessed by a 0.8-km drift from the Peak mine. Both utilize the mining and processing infrastructure at the Peak gold mine. Exploration targets in the area include the New Cobar underground, Perseverance extensions, Chesney, Gladstone, Dapville and Great Cobar deposits and a large under explored gap between the New Occidental and Peak deposits.

The Peak Mine is accessed by a sealed road, connected to the Cobar-Hillston Road (Main Road 61, also sealed). Regional road access is provided by an all weather highway between Sydney and Adelaide, through Cobar. Rail service is available at Cobar (Cobar - Nygan Rail). A regional airport services Cobar with regular commercial flights to Dubbo connecting to Sydney. Concentrates are transported by road and rail to ports and smelters on the east coast of Australia and overseas.

The Cobar region has a semi-arid climate and receives on average about 352 mm of rainfall per year. Temperatures range from an average temperature of 16(degree)C in the winter to 34(degree)C in the summer.

                                        1

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                                  FIGURE 1.1-1
                          LOCATION MAP PEAK GOLD MINES


                             [GRAPHIC APPEARS HERE]

                                        2

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The Cobar Water Board supplies untreated water to the Peak gold mine via a
130-km dedicated pipeline from the Bogan River west of Nyngan. The mine itself produces water at a rate of 165 million L per year and supplies a large proportion (estimated as 40 % in 1999) of its raw water requirements. Potable water is pumped from the Cobar Shire Council's water treatment plant to the site.

Maximum electricity consumption demand is 5.6 MW and annual consumption is approximately 40 GWh. Power is provided to the Peak Mine via a 132 kV transmission line, to a substation at the Peak Gold Mine, where it is converted to 11 kV for use on site, or transformed on site to lower voltages.

The landscape is predominantly flat, composed of sandy plains with minor undulations. Cobar is situated 250 m above sea level. Vegetation is largely semi-arid low woodland, with minor creeks and rivers lined by taller eucalypt species.

The facilities have produced and treated in the order of 600,000 t/y of gold and copper bearing ore. Gold output in 2001 was 100,800 oz and the forecast for 2002 is some 102,000 oz. Plans are established to increase the ore tonnage rate to 630,000 t/y, which Micon considers attainable. Bullion is refined in Australia and sold through bullion banks. Minor tonnages of concentrates are exported or sold to domestic smelters.

For PGM, the fiscal reporting year is the calendar year.

1.1.1    REGIONAL GEOLOGY AND MINERALIZATION

The deposits belonging to PGM are found in the Cobar mineral field, a mining district stretching over a 60 km section of the north-south trending eastern margin of the Cobar Basin. The Cobar Basin is a moderately deformed Devonian Age (380-410 Ma) marine sedimentary basin within the Lachlan Fold Zone.

The deposits of the Cobar field are characterized by a diversity of metal assemblages, from zinc-lead-silver at the Elura deposit to the north through the copper-zinc-lead-silver CSA deposit immediately north of the town of Cobar, to the copper (Great Cobar and Chesney), copper-gold (New Cobar), gold (New Occidental) and gold-copper-zinc-lead-silver deposits (Peak) south of town. This southern, gold-rich section of the Cobar mineral field is known as the Cobar gold field.

The Cobar gold field is defined as the 10 km long belt of historical gold mines that extend northwards from the Peak area to the Tharsis workings, immediately north of the township of Cobar. Cobar gold deposits are attractive from the perspective that they tend to be high-grade discrete bodies, which are ideally suited to underground extraction. The gold mineralization typically demonstrates excellent metallurgical recoveries and often yields considerable base metal by-products.

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The deposits of the Cobar gold field are structurally controlled vein deposits and hosted by shear zones. They are typically steeply dipping, cleavage-parallel, generally north plunging lodes of short strike length (100 to 300 m) and narrow width (less than 20 m), but extensive down plunge extensions (in excess of 1,000 m).

The mineralization is typically associated with extensive silicification, chlorite alteration and a gangue mineralogy dominated by pyrrhotite, pyrite and to a lesser extent, magnetite. The Cobar gold deposits are steeply dipping pipe-like bodies with short surface dimensions but considerable vertical extent. Mineralization occurs within high strain zones and is localized in zones of dilation that typically form around flexures in the shears caused by lithological competency contrasts. Base metal mineralization is present along most of the shear systems within the Cobar gold field, and in places attains economic significance. The gold mineralization, in contrast, occurs in very discrete high-grade bodies focused in the zones of maximum dilation.

1.1.2    MINERAL RESOURCES AND RESERVES

PGM estimates and reports its mineral resources and ore reserves using the current (1999) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC Code), the Australian and RTP world wide standards. The published Identified Mineral Resources are in addition to mineralized material reported in the Ore Reserves. Therefore resources which have been converted to reserves are not also reported as Mineral Resources. Included in the published Identified Mineral Resources are:

   . Portions of Ore Reserve stope outlines which have been classified as an Inferred Resource. These Inferred Resource tonnes are not included in the Ore Reserve statement.

   . Mineralized material above the deposit/zone cutoff grade, with adequate continuity, in areas where mining may be possible but has not yet been demonstrated to be economic.

Excluded from the Identified Mineral Resources statement are:

   . Mined material and material unlikely to be converted to Reserve status for engineering or technical reasons.

   . Remnant stope pillars, skins and other material sterilized as a result of mining as well as discontinuous mineralization.

The most recent published mineral resources for PGM, as of December 31, 2001 are presented in Table 1.1-1 below.

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                                   TABLE 1.1-1
               PEAK GOLD MINES PTY LIMITED MINERAL RESOURCES AS AT
                                DECEMBER 31,2001

                                                 CONTAINED METAL
CONFIDENCE    TONNES       GOLD     COPPER   -----------------------
CATEGORY     (MILLION)     (g/t)      (%)     GOLD (oz)    COPPER (t)
--------------------------------------------------------------------
Measured          0.11       2.2       0.0       7,800             0
Indicated         0.59       2.6       0.7      49,300         4,130
M + I             0.70       2.6       0.6      58,500         4,130
Inferred          2.75       5.0       1.2     442,100        33,000

At the time of Micon's visit the final stope production at the Peak Mine was just completed and no more ore reserves exist. In anticipation of this cessation of mining and as a result of drilling performed late in the mine's life PGM performed a final resource estimate to obtain an inventory of all remaining, potentially economic mineralization. This new estimate was completed as of June 30, 2002 and is presented in Table 1.1-2 below. These results represent tonnes in addition to those above and have not been published.

                                   TABLE 1.1-2
                                  PEAK DEPOSIT
                      MINERAL RESOURCES AS AT JUNE 30,2002

                   CONFIDENCE     TONNES     GOLD     COPPER     LEAD   ZINC    SILVER
 DEPOSIT           CATEGORY     (THOUSAND)   (g/t)      (%)      (%)     (%)     (g/t)
--------------------------------------------------------------------------------------
Peak Mine          Measured            327     7.6       0.7      0.4    0.7       4.6
 (below 280 mbs)
                   Indicated           327     5.9       0.3      0.3    0.6       2.3
                   Inferred             28     5.6       0.2      0.2    0.4       2.2
--------------------------------------------------------------------------------------
Total              M + I               654     6.7       0.5      0.4    0.6       3.4
                   Inferred             28     5.6       0.2      0.2    0.4       2.2
--------------------------------------------------------------------------------------

PGM's Ore Reserves as of December 31, 2001 are presented in Table 1.1.3 below.

                                   TABLE 1.1-3
                 PEAK GOLD MINES PTY LIMITED ORE RESERVES AS AT
                                DECEMBER 31,2001

                                                CONTAINED METAL
CONFIDENCE      TONNES      GOLD    COPPER   ----------------------
CATEGORY       (MILLION)    (g/t)    (%)     GOLD (oz)   COPPER (t)
-------------------------------------------------------------------
Proved              0.74      4.6      0.1     109,400          740
Probable            2.51      7.7      0.2     621,400        5,020
Total               3.25      7.0      0.2*    730,800        5,760*

* Rounding prevents contained metal totals balancing.

Since the cutoff date for resource estimation for the December 31, 2001 statement a significant amount of stope access development and closely spaced delineation diamond drilling has been completed at the New Occidental deposit between the 84 and 92 Levels. A new reserve estimate was prepared for the deposit between these levels. This new ore reserve, shown in Table 1.1-4 below, was estimated as of June 30, 2002 and was used in the life of mine (LOM) plan. This ore

                                        5

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reserve is a new more detailed re-estimation of reserves presented in Table
1.1-3 above and has not yet been published.

                                   TABLE 1.1-4
                    NEW OCCIDENTAL DEPOSIT ORE RESERVES AS AT
                                  JUNE 30,2002

DEPOSIT              CONFIDENCE    TONNES     GOLD
                      CATEGORY    (MILLION)   (g/t)
---------------------------------------------------
New Occidental 3D    Proved           0.126     5.4
Model                Probable         0.195     5.9
(below 9450m RL)     Total            0.321     5.7
---------------------------------------------------

New Occidental 2D    Proved           0.000     0.0
Model                Probable         1.778     7.3
(above 9450m RL)     Total            1.778     7.3
---------------------------------------------------

Grand Total          Proved           0.126     5.4
                     Probable         1.973     7.2
                     Total            2.099     7.1
---------------------------------------------------

The Mineral Resources and Ore Reserves presented above have been estimated using 2D and 3D ordinary kriged block models, constrained by geological and grade domains.

Micon has reviewed the estimation of Mineral Resources and Ore Reserves of PGM and believes that they have been appropriately estimated and categorized in accordance with JORC rules. It is Micon's opinion that the Measured, Indicated and Inferred Mineral Resources presented above are individually the equivalent of the Measured, Indicated and Inferred Mineral Resource categories as presented in the Canadian Institute Of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves, Definitions and Guidelines adopted by the CIM Council on August 20, 2000. Micon is also of the opinion that the Proved and Probable Ore Reserves prepared by PGM staff are the equivalent of Proven and Probable Mineral Reserves under the same CIM standards.

The Proved and Probable Ore Reserves prepared by PGM staff are also the equivalent of Proven and Probable Reserves used in The United States Securities and Exchange Commission's Guide 7, Description of Property by Issuers Engaged or to Be Engaged in Significant Mining Operations. The Guide 7 definitions are taken from USBM Circular 831, Principles of a Resource Reserve Classification System for Minerals.

The area immediately around the five deposits which have been reviewed in this report contain a significant number of high priority targets for exploration. Micon has reviewed PGM's proposed exploration program for these areas. It is based on a thorough understanding of the controls on mineralization in the Cobar gold field and the nature of the deposits as a result of years of mining and exploration experience. Micon concurs with the proposed program and strongly recommends that it be completed. There appears to be several good opportunities for success in increasing the mineral resources at PGM.

                                        6

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1.1.3    MINING OPERATIONS

Mine production operations are located in two distinct underground zones and a small open pit operation. Current mining is from zones, which are contiguous to, or nearby, earlier mined out areas.

The two underground zones are known as New Occidental and Perseverance, while the open pit is the near surface remnants of the now closed underground
New Cobar operation. Production operations have been underway at New Occidental since December, 2001, while development had just reached the Perseverance zone at the time of the Micon site visit in October, 2002. The New Cobar open pit is scheduled to be completed in 2003, when mined ore will remain stockpiled for subsequent treatment.

The orebody geometry and geotechnical attributes of the ore and host rocks, in both underground zones, resulted in the selection of mechanized, trackless, long-hole open stoping, with post waste rock backfill, as the most suitable mining method for ore extraction. Ore recovered from these operations is hauled by truck to the Peak infrastructure, where it is crushed and hoisted to surface.

The operations that were visited, by Micon, were dry, well-ventilated, very tidy and appeared to be run in an orderly manner. The development headings are well supported with regular patterned roof bolting, through mesh, as a standard throughout the mine.

Initial mining experience in the New Occidental zone indicated that dilution from waste wall rock and waste fill will be greater than predicted in the May, 2000 feasibility study. PGM has introduced measures to reduce the dilution and also to increase ore recovery. The feasibility study recommended uncemented waste rock as the fill medium. The experience with dilution from this waste rock backfill, and the effective increased cost per ounce produced from treating lower grade ore, suggests that another backfill system, involving some combination of rock, sand and cement, may have been more economic. While it now may be too late to change to an alternate system, it is suggested that an economic analysis of alternatives, with cognisance of potential extended mine life, may be worthwhile.

In areas of thick ore, stope blasting will require fan drilling of holes, from the drilling drives, to reach the stope boundaries, where the ore is thicker than the width of the drilling drive. It is possible that this angled fan drilling may produce additional stope wall damage. It is suggested that consideration be given to silling out the drilling drives to the orebody width, thereby permitting parallel stope blast holes to be drilled, which should reduce wall damage.

In addition to overall cost reduction programs, including trials of bulk emulsion explosives, PMG management is implementing mine design modifications to reduce the ratio of waste development to ore tonnes. This will be effected by eliminating every other ore loading drive. This, and other cost reduction programs, should off-set the increase in the unit cost of metal production resulting from increased waste dilution. Micon fully supports these initiatives.

                                        7

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1.1.4    MINERAL PROCESSING

The original flexible process design required by the variability of the Peak ore zones, consisting of semi-autogenous (SAG) milling, gravity, sulphide flotation, cyanide leaching, carbon in leach adsorption, electrowinning and bullion production, has facilitated the introduction of new ore sources with different mineralogical and metallurgical characteristics. The main mill modifications for processing New Cobar and New Occidental ores were completed in August, 2001, and subsequent performance has generally met expectations.

During its inspection of the process plant, Micon observed that equipment condition and house keeping were generally excellent. Based on discussions with PGM, it appears that manning levels; operating, maintenance and metallurgical accounting procedures; and the range and quantity of consumables, operating spares and insurance spares retained on site are appropriate for the nature of the operation.

Based on the results of the reported metallurgical testing, reported plant performance on blends of Peak, New Cobar and New Occidental ores and its own observations, Micon considers that the process metallurgical and cost inputs to the ore reserve calculations and the LOM plan are valid. Annual variations in the LOM plan inputs reflect the metallurgical testing conducted on each orebody, plant performance to date and the proportions of each orebody to be processed.

Micon considers that the processing plant is capable of treating the projected tonnage throughputs and achieving the forecast metal recoveries.

1.1.5    PRODUCTION

The total scheduled ore to be mined and processed, and the gold and copper output, are presented below in Table 1.1-5.

                                   Table 1.1-5
                  TOTAL SCHEDULED ORE TO BE MINED AND PROCESSED

                         2003        2004        2005       2006      2007       TOTAL
----------------------------------------------------------------------------------------
Ore Milled (t)          630,000     630,000     630,000    630,000   408,484   2,928,484
Gold Grade (g/t)           6.50        7.31        6.58       6.31      5.64        6.53
Copper Grade (%)           0.32        0.30        0.30       0.37      0.17        0.30
Gold Prodn (oz)         118,857     133,602     119,278    113,101    67,021     551,860
Copper in Conc (t)        761.1       710.0       913.5     1280.0         0     3,664.5

1.1.6    ENVIRONMENTAL CONSIDERATIONS

NSR Consultants Pty Ltd. conducted an independent environmental audit of the PGM tenements in June, 2002. No high ranking environmental issues were identified during the audit. PGM operated within the statutory conditions of its operating licences and achieved complete compliance for the period of the 2001 Annual Environmental Management Report. PGM is progressing toward meeting the ISO 14001 accreditation requirements with its environmental health and safety management system.

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Reclamation, particularly of the historic areas on the PGM tenements, has been on-going in the recent years, and revegetation trials have been initiated. Closure costs have been estimated as Aus$8.65 million. PGM has a bank guarantee in favour of the Minister of Mineral Resources (New South Wales) in the amount of Aus$6.099 million, taken out in 2001.

1.1.7    CAPITAL COSTS

Since 1999, capital has been, and continues to be expended, on the development of the New Occidental zone, at depth below the historic workings close to surface, and the Perseverance zone, which is relatively close to the nearly mined out Peak orebody, has no surface outcrop, and has not previously been exploited. In addition to development of access to, and opening up of, the underground zones, PGM invested capital into open pit mining of the remnant, near surface, ore reserves of the closed New Cobar underground operation.

The capital expenditures have included three airways from surface to approximately 850 m below surface, which were raise-bored from surface. All of this major capital ventilation development is scheduled to be complete by the end of 2002, with no provision included in the capital budget for 2003. Other items of major expenditure were the decline accesses, from the Peak infrastructure to the New Occidental and Perseverance zones, which are both complete, and ramp development, within the zones, which currently is on-going.

Some US$20.6 million of project capital was expended in 2001 and a further US$19.4 million is forecast to be spent in 2002. In addition to capital project expenditure, US$2.6 million was incurred in 2001, with US$1.7 million forecast for 2002, for exploration and project evaluation.

In the PGM LOM cash flow projections, provision is made for future capital expenditures from 2003 to 2007. The development costs are incurred and expensed under an operating account, some of which is capitalized and transferred to the estimates of capital. Other items of capital in this expenditure include underground fans and ducting, underground mobile equipment and ongoing replacement ("sustaining") capital.

The capital estimates included in the Micon estimates of future annual cash flows are presented below in Table 1.1-6.

                                   TABLE 1.1-6
          PEAK GOLD MINES PTY LIMITED CAPITAL EXPENDITURE 2003 TO 2007
                                  (US DOLLARS)

ITEM                            2003         2004         2005         2006         2007         TOTAL
------------------------------------------------------------------------------------------------------------
Capital Items                 2,204,191      816,146       57,711       71,280            0    3,149,328
Exploration and Evaluation    1,998,000    1,917,000    1,371,600    1,080,000            0    6,366,600
Capitalized Development       5,431,579    3,132,503      945,866           0             0    9,509,949
Closure Cost                                                                      4,787,146    4,787,146
------------------------------------------------------------------------------------------------------------
    Total                     9,633,771    5,865,649    2,375,178    1,151,280    4,787,146   23,813,024
------------------------------------------------------------------------------------------------------------

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1.1.8    OPERATING COSTS

The PGM estimates of future mining costs are based on the cost elements derived from actual operations, adjusted to suit the location and geotechnical environment of the particular zones. Rock transportation costs will increase with depth and distance from the Peak infrastructure. Micon concurs with the estimation procedure utilized by PGM. In its estimates of future mining costs, Micon utilized the PGM costs, with some simplifying adjustments for modelling purposes, such as using average life of mine values for unit rock breaking and rock transport. These adjustments create minor differences in the annual totals, but essentially are similar in total.

PGM has included process plant operating costs equivalent to an average unit cost of US$10.19/t of ore milled over the period of its LOM plan. Based on actual 2001 and 2002 unit costs, and allowing for a finer grind size and increased ore throughput, Micon considers that the budgeted cost is reasonable.

It is understood that RTF had embarked upon an overall company wide cost reduction program, "TOP Savings". Total savings, of some US$17 million, are projected by PGM, over the current projected life, 2003 to 2007. While this level of saving, is considered optimistic, Micon believes that some savings are achievable. In Micon's economic analysis, these potential savings are treated as sensitivities to a base case cash flow projection, which assumes no savings.

Table 1.1-7 presents operating costs included in Micon's estimates of future cash flow.

                                   TABLE 1.1-7
               PEAK GOLD MINES PTY LIMITED PROJECTED ON-SITE COSTS
                                  (US DOLLARS)

                                                                    LIFE OF MINE
--------------------------------------------------------------------------------------------------------------------
                                          2003         2004        2005         2006       2007          TOTAL
--------------------------------------------------------------------------------------------------------------------
Ore Mined (t)                           927,716      547,768     557,031      497,474     196,072      2,726,061
Ore from open pit and stockpile (t)     156,933       82,232      72,969      132,526     212,412        657,072
Ore from underground (t)                473,067      547,768     557,031      497,474     196,072      2,271,412
Ore Milled (t)                          630,000      630,000     630,000      630,000     408,484      2,928,484
--------------------------------------------------------------------------------------------------------------------
Mining Cost (US$/t mined)                 15.34        19.13       18.91        20.43       31.97          18.96
Mining Cost (US$/t milled)                22.59        16.63       16.72        16.13       15.35          17.65
Milling Cost (US$/t milled)               10.19        10.19       10.19        10.19       10.19          10.19
Admin. Cost (US$/t milled                  7.79         7.41        7.09         7.09        6.05           7.16
--------------------------------------------------------------------------------------------------------------------
Total Site Cost (US$/t milled)            40.57        34.23       34.00        33.41       31.59          35.00
--------------------------------------------------------------------------------------------------------------------

Other off-site costs are incurred for transport of concentrate and gold bullion. The PGM reported actual costs, of US$70.46/t of wet concentrate, and Aus$0.95/oz gold sold, have been used in the estimates of cash flow. A royalty, paid to the State of New South Wales, of 3 % of gross revenue is incurred.

                                       10

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In Micon's economic analysis, an exchange rate of Aus$l = US$0.54 has been applied.

1.1.9    ECONOMIC ANALYSIS

The overall economic potential of the PGM operation has been evaluated using conventional discounted cash flow techniques. This procedure has been used for the purpose of estimating the financial returns expected to accrue to WRM as the owner of 100 % of the PGM mining and milling operations.

The overall base case cash flow projections for the PGM operation, based on the input estimates and assumptions discussed above, as presented in Table 4.16.4,
Section 4.16.8, indicate that:

   . Over its projected operating life of about five years, the operation is expected to generate a total undiscounted net cash flow of some US$35 million.

   . The net present value of the projected future cash flows for the operation, at a discount rate of 10 % per year, is estimated at some US$26 million. At a discount rate of 15 % per year, the net present value is reduced to US$23 million.

   . The PGM LOM projections, which are utilized in the Micon estimates of cash flow, include expenditure of some Aus$11.79 million (US$6.37 million) for exploration and evaluation. No potential resulting revenues are included in the base case estimates of cash flow. The value of the currently reported mineral reserves for PGM would be more appropriately estimated with the exclusion of the exploration and evaluation expenditures. In this scenario, the operation would be expected to increase to a total undiscounted net cash flow of some US$41 million, with a net present value of, at a discount rate of 10 % per year, of some US$31 million and at a discount rate of 15 % per year, a net present value reduced to approximately US$28 million.

      However, Micon believes that a reasonable degree of probability exists that the exploration potential at the property, currently being investigated, will ultimately become mineral reserves. Accordingly, Micon would fully support the on-going future exploration expenditure.

With regard to projected savings, if 25 % of the PGM projected "TOP Savings" were to materialize, the base case estimate of some US$35 million of undiscounted total net cash flow would increase to US$40 million. Should 50 % be realized, this figure would increase to US$46 million.

1.2      BAJO DE LA ALUMBRERA PROJECT

The Bajo de la Alumbrera Project is Argentina's first world-scale mining enterprise, and is operated by Minera Alumbrera Ltd. (MAA) from an administrative centre at the mine site in Catamarca. MAA is indirectly held by M.I.M. Holdings Limited (MIM) (50 %), RTP (25 %) and BHP-Billiton (25 %). All mining prospects in the Farallon Negro district, the region

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including Alumbrera, are enclosed by a 344km /2/ national mineral reserve owned and administrated by Yacimientos Mineros de Aqua de Dionisio (YMAD), a statutory entity and quasi-government mining company. The project is subject to a royalty of 20 % of net proceeds, after capital recovery, to YMAD and a royalty of 3 % "Boca Mina" (mine mouth) to the provincial government of Catamarca.

The Bajo de la Alumbrera Project (Alumbrera) consists of five facilities spanning three Argentine Provinces with:

   . the open-pit mine, processing facilities and central administration offices at Alumbrera, Catamarca.

   . a 316 kilometre concentrate slurry pipeline through Catamarca and Tucuman Provinces.

   . a 202 kilometre 220kV power line from the project's substation at El Bracho, Tucuman.

   .  the filter plant and rail loading facilities at Cruz del Norte, Tucuman.

   . the port, handling facilities and train maintenance facilities at San Martin near Rosario, Santa Fe

Support offices are located in Tucuman, Catamarca City, Rosario and Buenos
Aires.

Bajo de la Alumbrera is located 1,100 km northwest of Buenos Aires and 6 hours by paved and dirt roads from the airport at San Miguel de Tucuman. Located in Hualfin District, Belen Department, Catamarca Province, the deposit is 95 km northeast of the town of Belen and approximately 50 road-kilometres northwest of Andalgia, Figure 1.2-1. The project is serviced by air and all-weather roads. MAA has daily flight schedules to and from Tucuman, and the mine site, and bus transport to and from both Catamarca and Tucuman.

The open-pit mine is situated on a 600 ha 20-year Mining Lease, known as the Contract Area, at Alumbrera, located in a valley west of the easternmost range of the Andes at an altitude of 2,600 m above sea level. Immediate mine infrastructure and other mine facilities cover an additional area of 5,200 ha. The climate is arid to semi-arid with average mean temperatures of 17 to 18(degree)C and average minimum and maximum temperatures range between 8 to 10 (degree)C and 22 to 27 (degree)C. Average mean rainfall is 160 mm, occurring as rain predominantly during the months of December through March.

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                                  FIGURE 1.2-1
                        LOCATION MAP BAJO DE LA ALUMBRERA

[GRAPHIC APPEARS HERE]

The project was developed during 1995 to 1997, with project capital expenditures totalling approximately $US1.2 billion. All project financing is non-recourse to the owners.

Mining activities will continue until 2010 based upon established (proved and probable) ore reserves, with processing of stockpiles continuing until 2012.

For MAA, the fiscal reporting year runs from July 1 to June 30.

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1.2.1    REGIONAL GEOLOGY AND MINERALIZATION

Alumbrera is a classic porphyry copper-gold deposit. Mineralization is associated with hydrothermal alteration zones in andesitic volcanics and dacitic plutons. Host rocks are high-potassic calc-alkaline andesites of the late Miocene Farallon Negro volcanic complex, and the copper-gold deposit is intrusion-centred, in and around a subcylindrical complex of dacite porphyry stocks. Early magnetite-silica flooding occurs at the core of a 2 km-broad potassium feldspar-biotite potassic zone that hosts most of the chalcopyrite and gold mineralization. The area of extensive potassic alteration is ringed by peripheral propylitization and subsequently was overprinted by phyllic alteration. The only hypogene copper mineral is chalcopyrite. Gold occurs as 10-to 50 micron particles of native gold in chalcopyrite and to a lesser extent in magnetite, quartz and orthoclase. Veinlet and disseminated mineralization is integral to alteration and the intrusive units. Mineralization occurs as a dome-like carapace over a deep central low-grade core.

1.2.2    MINERAL RESOURCES AND RESERVES

The identified mineral resources at Alumbrera were estimated using a database comprising approximately 53,000 m of diamond drilling and 14,000 m of RC drilling, which has been adjusted to remove known biased results from earlier drill programs. Grade estimation was performed on a geologically constrained block model using ordinary kriging methods and parameters proposed by Gary F. Raymond, Consulting Mining Engineer, Applied Mining Geostatistics. A complex system of hard and soft domain boundaries has been used to control interpolation.

The procedures utilised by MAA for converting mineral resources to mineral reserves are standard in the industry for resources recoverable by open-pit techniques. An ultimate pit shell is applied to the resource block model in order to extract ore, which has recoverable grades of metal capable of covering mining, processing and all down stream costs. This process employs Whittle software. The ultimate pit shell also includes waste removal necessary to release ore. At the pit rim a cut-off grade necessary to cover the cost of haulage from stockpile, processing and all downstream costs then determines which material is sent as waste for permanent storage and which is mineral reserve for processing or stockpiling.

MAA estimates and reports its mineral resources and ore reserves using the current (1999) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC Code), the Australian and, MIM and RTP world wide standards. In the past the published Identified Mineral Resources for MAA were in addition to mineralized material reported in the Ore Reserves. Therefore resources which have been converted to reserves were not also reported as Mineral Resources. MAA believes that there is little likelihood that the remaining known mineralization outside of the optimized pit shell will be recoverable and no longer reports Mineral Resources for Alumbrera.

In the past it has been MAA's practice to report mineralization outside of the ultimate pit shell in its Mineral Resource statement. MAA's current projections indicate that "reasonable prospects

                                       14

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for mining to extend outside the LOM ultimate pit are not considered to exist."
As a result, and in order to remain in compliance with the JORC Code, this mineralization is no longer reported. MAA also does not estimate inferred resources during grade interpolation for Alumbrera and, therefore, no inferred resources, within the ultimate pit shell, are available to be reported. As a consequence there currently are no Mineral Resources to be reported at Alumbrera.

MAA's fiscal year end is in mid year and it re-estimates its Ore Reserves at that time. MAA's Ore Reserves as of June 30, 2002 are set out in Table 1.2-1 below.

                                   Table 1.2-1
                    ALUMBRERA ORE RESERVES AS OF JUNE 30,2002

                                                                                     CONTAINED METAL
                                 CONFIDENCE        TONNES         AU      CU    --------------------------
MATERIAL         CUTOFF           CATEGORY        (MILLION)      (g/t)    (%)     GOLD (oz)    COPPER (Mt)
----------------------------------------------------------------------------------------------------------
 In Situ       0.28% EqCu*      Proved               224.3       0.67    0.58      4,830,000         1.301
                                Probable              41.7       0.64    0.55        860,000         0.229
                                Total                266.0       0.67    0.58      5,690,000         1.530
----------------------------------------------------------------------------------------------------------
 Stockpiles    Various**        Proved               104.4       0.42    0.36      1,410,000         0.376
                                Probable              0.00        0.0     0.0              0         0.000
                                Total                104.4       0.42    0.36      1,410,000         0.376
----------------------------------------------------------------------------------------------------------
 Total                          Proved               328.7       0.59    0.51      6,240,000         1.677
                                Probable              41.7       0.64    0.55        860,000         0.229
                                Total                370.4       0.60    0.51      7,100,000         1.905
----------------------------------------------------------------------------------------------------------

* Payable equivalent Copper, @$280 oz Au & $0.95 Ib Cu.
** In its past the mine has operated using different cutoff criteria.

It is Micon's opinion that the Measured and Indicated Mineral Resources estimated at Alumbrera are individually the equivalent of the Measured and Indicated Mineral Resource categories as presented in the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines adopted by CIM Council on August 20, 2000. MAA does not estimate Inferred Resources. Micon is also of the opinion that the Proved and Probable Ore Reserves prepared by MAA staff and presented above are the equivalent of Proven and Probable Mineral Reserves under the same CIM standards.

The Proved and Probable Ore Reserves prepared by MAA staff are also the equivalent of Proven and Probable Reserves used in The United States Securities and Exchange Commission's Guide 7, Description of Property by Issuers Engaged or to Be Engaged in Significant Mining Operations. The Guide 7 definitions are taken from USBM Circular 831, Principles of a Resource Reserve Classification System for Minerals.

1.2.3    MINING OPERATIONS

MAA operates a large open-pit, where standard truck and shovel mining techniques operations are employed. Mining is carried out on 17m benches, which suit the 42 m /3/ shovels and 220 tonne haul trucks necessary for the design production rate.

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Current mineral reserves have a low waste to ore ratio of an average of 1.77:1 for the 2002 LOM Plan. Operation of the mine is carried out at an elevated cut-off grade, which is reduced over the mine life to the economic cut-off grade. This practice requires that some ore be temporarily stockpiled for later processing. The average reserve grade is 0.51 %Cu and 0.60 g/t Au.

The mining rate in FY (2001/2002) slightly exceeded 300,000 tpd for a total of approximately 112 million tonnes of material mined, comprised of some 39 million tonnes of ore and 73 million tones of waste. The total material mined is planned to increase to an average of 355,000 tpd, approximately 130 million tonnes per annum, for the FY's 2004 to 2007, after which time waste stripping reduces significantly.

Based on visual inspection and review of performance data, it is Micon's opinion that the operation is being conducted in a satisfactory manner. The open pit has been developed and operated over several years and with attendant improvement is reaching on-going steady state routine processes. While it is evident, from discussions with responsible MAA personnel, that several challenges exist, which require attention, no major impediments were identified which, in Micon's opinion, would prevent the achievement of MAA's mining production and cost targets.

1.2.4    MINERAL PROCESSING

The original plant uses a conventional porphyry copper flotation circuit with proven, large scale equipment. The plant produces two products, a copper flotation concentrate containing the major gold credit and dore bullion from gravity recovery of coarser free gold. The original design capacity was 80,000 tonnes/day with a utilisation of 94 %, equivalent to 29.2 Mt/a. Provision was made for expansion to 100,000 tonnes/day by the addition of a third grinding line, in order to maintain metal production as the ore grade decreases. The third line has been constructed and is in operation.

Final concentrate is thickened before being pumped via a 316 km long, 175 mm diameter pipeline to MAA's filter plant near Tucuman. The filters discharge to a storage building, where a front-end loader reclaims the filter cake for rail transport 830 km to the port near Rosario. MAA owns the locomotives and wagons used for rail transport, but the rail system operator runs them under contract. MAA owns and operates the ship loading facility, on the Rio Parana, at Rosario.

During its inspection of the concentrator and associated facilities, Micon observed that equipment condition and housekeeping were generally excellent and gave every indication of a well managed operation. Based on information provided by and discussions with MAA, it appears that manning levels; operating, maintenance and metallurgical accounting procedures; and the range and quantity of consumables, operating spares and insurance spares retained on site and on consignment are appropriate for the nature of the operation.

Based on the results of the reported metallurgical testing, reported plant performance on Alumbrera ores, Micon considers that the process metallurgical and cost inputs to the ore reserve calculations and the LOM plan are valid. Annual variations in the LOM plan inputs reflect the

                                       16

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metallurgical testing conducted on various ore types, plant performance to date and the proportions of each ore type to be processed.

Micon considers that the processing plant is capable of treating the projected tonnage throughputs and achieving the forecast metal recoveries.

1.2.5    PRODUTION

The total scheduled ore to be processed, and the gold and copper output, are presented below in Table 1.2-2.

                                   TABLE 1.2-2
                  TOTAL SCHEDULED ORE TO BE MINED AND PROCESSED

             2003     2004      2005     2006     2007      2008     2009     2010      2011     2012      TOTAL
-----------------------------------------------------------------------------------------------------------------
Ore          36.64    36.71     36.62    36.97    37.23     37.33    37.19    37.23     37.23    31.49     364.64
Milled
(mt)

Gold          0.72     0.76      0.63     0.64     0.54      0.60     0.77     0.68      0.29     0.29       0.60
Grade
(g/t)

Copper        0.61     0.60      0.54     0.55     0.48      0.60     0.65     0.55      0.28     0.29       0.52
Grade
(%)

Gold Prodn     617      649       529      529      442       511      684      584       203      171      4,920
('OOOoz)

Copper in      198      195       175      177      156       198      216      181        85       74      1,654
Cone
('OOOt)

1.2.6    ENVIRONMENTAL CONSIDERATIONS

Ongoing rehabilitation is recognised as part of routine operations and associated costs are included in the project's financial plan. Testing is being completed in order to generate information regarding the potential for acid generation from waste materials, and initial testing of capping materials has been completed. Progressive rehabilitation commenced in 2002, with the placement of barren core material on final batters of the northwest waste dump. Micon considers that MAA has an appropriate acid rock drainage management plan.

The main environmental permit is the original Environmental Impact Report (EIR), which was prepared to 1988 World Bank guidelines and was approved in 1997 as part of the project approval process. Under the terms of the Union Transitoria de Empresas (UTE) agreement, MAA is responsible for compliance with the commitments made in the EIR and the cost of reclamation and closure. Micon understands that currently there are no significant areas of non-compliance. Environmental considerations are discussed in more detail in Section 5.16.5.

Minera Alumbrera acknowledges its responsibility to provide a safe working environment for both employees and contractors and works to create and sustain an injury free, healthy work

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environment for all employees and contractors. MAA maintains high levels of leadership, education and training, effective supervision and safety audits in its' approach to safety and environmental issues.

MAA have developed an environmental policy which commits MAA to high standards of environmental management and MAA conducts its' environment affairs in a manner transparent to the Government and other stakeholders. MAA is licensed through a series of Provincial and National Laws. The mine site and concentrate pipeline are regulated by 2 yearly Environment Impact Review Reports submitted to the Provincial Authorities in Tucuman and Catamarca. Discharge from the filter plant in Tucuman is regulated by a Provincial discharge license that has discharge standards consistent with World Bank Guidelines. Both Provincial and National laws require full manifest tracking and approval of hazardous waste disposal and regulate industrial waste disposal. MAA operates under a UTE agreement with YMAD. The long-term environment program and closure plans are development in consultation with YMAD and MAA is committed to carry out progressive rehabilitation using technologies designed to prevent ongoing post mining liabilities.

1.2.7    CAPITAL COSTS

The Alumbrera project was commissioned in 1998 after the expenditure of some US$1.233 billion of project development capital. After additional capital expenditure of some US$79 million in 1999, on-going annual sustaining and project capital has been expended since that time at a rate of approximately US$26 million per fiscal year.

Some US$29 million was expended in FY 2000, followed by US$18 million and US$30 million, in FY's 2001 and 2002, respectively, and with a further US$28 million forecast to be spent in FY 2003. Of the FY 2003 capital only US$5 million represents expansion capital, for completing the mill expansion, with the remainder allocated for on-going sustaining capital. As at the end of September, 2002, some US$7.4 million, of the total for FY 2003, had been expended.

Micon has accepted the MAA 2002 LOM Plan estimates of future capital expenditure as input to its cash flow model. The capital estimates included in the Micon estimates of future annual cash flows are presented below in Table 1.2-3.

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                                   TABLE 1.2-3
                             MAA CAPITAL EXPENDITURE
                                  2003 TO 2012
                                  (US$ MILLION)

 ITEM                 2003     2004     2005    2006     2007    2008    2009      2010    2011     2012     TOTAL
------------------------------------------------------------------------------------------------------------------
 Mining                8.2     13.6     10.3     4.8      4.2      5.1     1.7      2.1                       50.1
 Tailings Dam          2.6      2.8      2.8     2.4      2.4      2.3     2.3      2.2     2.2      0.1      22.1
 Concentrator          5.5      3.3      2.6     1.8      1.6      2.1     1.3      1.4     2.1      1.8      23.5
 Administration        5.7     0.29     0.28    0.32     0.14      0.3    0.13     0.15    0.05                7.3
 Filter  Plant,       0.84     0.69     0.22    0.19     0.15     0.08    0.81     0.35    0.16     0.05       3.5
 Rail, Port
 Mill Expansion        5.0                                                                                     5.0
 Closure Cost                                                                                       23.5      23.5
------------------------------------------------------------------------------------------------------------------
      Total           27.9     20.6     16.2     9.5      8.4      9.9     6.3      6.3     4.5     25.5     135.0
------------------------------------------------------------------------------------------------------------------

N.B. Totals may not add due to rounding

Based on its observations and discussion with MAA management, Micon believes that the capital provisions for the mining, process and other facilities in the LOM Plan and, as used in Micon's LOM cash flow analysis, are adequate.

1.2.8    OPERATING COSTS

The current on-site operating costs were compared with estimates included in the MAA 2002 LOM Plan cash flow estimates, which have been used as a basis for estimating the cost estimates in the Micon cash flow projections, included in the economic evaluation section of this report. These costs are included in the projections of cash flow under the functional headings of mining, concentrator and pipeline, filter plant and administration.

Operating costs have been significantly influenced by the depreciation of the Argentine Peso, in January 2002, and the significance of this is still being realised. Prior to that date for ten years, the Peso had been fixed at 1:1 to the US Dollar. Since floating against other currencies, the Peso to the US Dollar currently is at a rate of 3.5:1. In its cost estimates, included in the 2002 LOM Plan, MAA has assumed 100 % inflation of the Peso, in the FY 2003, with constant Peso rates, thereafter. Actual inflation in Argentina, since MAA's preparation of the 2002 LOM Plan, has been significantly less than the projected annual rate. At the time of the Micon site visit in October, 2002, it was reported by responsible MAA personnel that inflation had reduced from levels prevailing earlier in the year.

The MAA Monthly Performance Report for September, 2002, recorded a monthly inflation of 2.3 % and a year-to-date total for the first quarter, July to September, of the FY 2003 of 12.15 %. As a result, the actual costs in US Dollars for on-site, concentrate pipeline and rail, port and marketing costs, up to on-board ship (FOB), were US$4.62/ t milled, some 15 % below the budget estimate of US$5.44/t milled.

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Table 1.2-4 below, compares actual operating costs for the FY 2002 with the average LOM estimates used in Micon's economic analysis, included in Section
5.16.8 of this report.

                                   TABLE 1.2-4
                   ACTUAL OPERATING COSTS FOR FY 2002 COMPARED
                               WITH LOM ESTIMATES

                                                      2002        2002                   LOM
                                                   1/ST/ HALF  2/ND/ HALF   LOM 2003    AVERAGE
-----------------------------------------------------------------------------------------------
Mine Unit Cost                     US$/t moved          0.72        0.61       0.71        0.72
Mine Costs                         US$ 'OOOs          42,376      32,582     82,088     620,468
Concentrator & Pipeline Unit Co    US$/t milled         2.66        2.20       2.36        2.46
Concentrator & Pipeline Cost       US$ 'OOOs          38,621      33,670     86,382     897,830
Filter Plant Unit Cost             US$/t milled         0.07        0.05       0.05        0.05
Filter Plant Cost                  US$ 'OOOs           1,060         823      1,965      17,310
Administration Unit Cost           US$/t milled         0.68        0.48       0.52        0.55
Administration Cost                US$ 'OOOs           9,852       7,012     18,966     199,704

Total FOR Unit Cost                US$/t milled         6.29        4.84       5.17        4.76
Total FOR Cost                     US$ 'OOOs          91,909      74,087    189,402   1,735,313

Rail, Port & Marketing Unit Cost   US$/t milled         0.48        0.36       0.31        0.29
Rail, Port & Marketing Cost        US$ 'OOOs           6,982       5,200     11,384     106,475

Total FOB Unit Cost                US$/t milled         6.77        5.18       5.48        5.05
Total FOB Cost                     US$ 'OOOs          98,890      79,286    200,786   1,841,788

Sea Freight Unit Cost              US$/dmt Sold        30.44       30.75      31.07       31.07
Sea Freight Cost                   US$ 'OOOs          10,434      11,543     23,079     192,482

Total Unit Cost, incl Sea          US$/t milled         7.48        5.93       6.11        5.58
Freight
Total Costs, incl. Sea Freight     US$ 'OOOs         109,324      90,829    223,865   2,034,271

Other off-site costs are incurred for transport of concentrate. The MAA forecast costs, of US$11.63/t of wet concentrate, for rail transport to, and ship-loading at, Rosario, with sea freight costs averaging US$31.07 per tonne of wet concentrate.

Provincial and YMAD royalties are also imposed in addition to site and off-site costs. The Provincial royalty currently paid is some 2 % of net revenue after deduction of off-site smelter and refining charges. The YMAD royalty is 20 % of cash flows after all costs, debt service and recovery of initial productive capital expenditure. The projected base case cash flows do not trigger any payments of this royalty until 2011. However, MAA agreed to pay to YMAD to assist the local community an advance payment of US$10 million, to be deducted from future royalty payments. A final US$2 million of this amount is scheduled to be paid in FY 2003.

The smelter terms and treatment and refining charges used in the estimates of cash flows are those included in the MAA 2002 LOM Plan estimates, which are based on historical experience. Concentrate smelting is estimated at US$66/t of dry concentrate, while refining charges are US$0.066/lb of payable copper and US$5.00/oz of payable gold in concentrate.

                                       20

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Micon considers that the process used by MAA for estimating future operating costs is sound. The operation has reached a relatively steady state condition, which facilitates reliable cost forecasting, when the economic parameters outside the control of operating management remain stable. Accordingly, based on actual financial year 2001/2002 and 2002/2003 to September 2002 costs, and allowing for MAA's assumed inflation and exchange rates, Micon considers that the budgeted costs are reasonable.

1.2.9    METHOD OF EVALUATION

The overall economic potential of the MAA operation has been evaluated using conventional discounted cash flow techniques. This procedure has been used for the purpose of estimating the financial returns expected to accrue to WRM as the owner of 25 % of the MAA mining, processing and concentrate transportation operations.

The overall base case cash flow projections for the MAA operation, based on the input estimates and assumptions discussed herein, are presented in Table 5.16-7,
Section 5.16.8.6. These projections incorporate the currently reported mineral reserves of MAA. The projections are in constant US Dollars, of mid-2002 value. It can be seen that:

   . Over its projected operating life of 10 years, at exchange and inflation rates projected by MAA, the operation is expected to generate a total undiscounted net cash flow, after senior debt service and available for distribution to shareholders, of some US$1.14 billion, of which RTP's 25 % share would equate to approximately US$285 million.

   . The net present value of RTP's 25 % share of the projected future cash flows for the operation, at a discount rate of 10 % per year, is estimated at some US$173 million. At a discount rate of 15 % per year, the net present value is reduced to US$139 million.

   . The effects on operating cost and hence cash flows of the foreign exchange rate and the escalation of the Argentine Peso are significant. However, the absolute levels of the base case cash flows are so large that even significant changes in operating cost render less material changes in the current value of the Alumbrera property. As discussed in Section 5.16.7 of this report, the MAA projections of operating cost, which Micon has used as a basis for its projections of cash flow, assume a 44 % inflation of the Argentine Peso in the FY 2003 and a constant Peso/US Dollar exchange rate of 3.5:1. At the end of September, 2002, an annualized rate of Peso inflation of some 44 % was reported.

The above base case estimates of cash flow are based on assumed metal prices of copper, at US$0.70/lb, in FY 2003 and constant at US$0.80/lb thereafter, and gold at a constant US$320/oz.

Net present values, for the RTP 25 % share of cash flows available to shareholders after full debt service, have been estimated for metal prices 10 % higher and lower than the base case prices. The results of these analyses are summarized in Table 1.2-5.

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                                   TABLE 1.2-5
                           SENSITIVITY TO METAL PRICE

INPUT PARAMETER                              TOTAL NPV(RTP 25%)
                                                (US$ MILLION)
-----------------------------------------------------------------------
Discount Rate, %                         0              10           15
Base Case Prices                       285             173          139
Base Case Prices +10 %                 346             216          176
Base Case Prices -10 %                 209             122           96

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                     2.0 INTRODUCTION AND TERMS OF REFERENCE

Micon International Limited (Micon) has been retained by Wheaton River Minerals Ltd. (WRM) to provide an independent technical review of the mineral resources and reserves and operational facilities of Peak Gold Mines Pty Limited (PGM), in New South Wales, Australia, and of Minera Alumbrera Ltd. (MAA), in Argentina. This review was requested by WRM, in connection with its potential purchase of Rio Tinto plc's 100 % and 25 % ownerships of PGM and MAA, respectively.

PGM is a wholly owned subsidiary of Australian Mining and Smelting Pty. Ltd., in turn a wholly owned subsidiary of Rio Tinto plc (RTP). The assets, which are located near the town of Cobar, New South Wales, comprise several underground mines, a small open pit and a gold and copper concentrator. Bullion is refined in Australia and sold through bullion banks. Minor tonnages of concentrates are exported or sold to domestic smelters.

The principal deposits of interest under PGM's control at Cobar are New Cobar, Chesney, New Occidental, Peak and Perseverance. Mining at Peak had just ceased at the time of Micon's visit. Underground mining and development is currently occurring at the New Occidental and Perseverance deposits using the Peak shaft as access. Surface mining of oxide ore is occurring at the New Cobar deposit. Surface oxide mineralization is also known to exist at Chesney and Peak. Underdeveloped sulphide mineralization occurs at New Cobar and Chesney and remains at Peak. A preliminary economic analysis of underground mining at New Cobar is currently being performed.

MAA owns and operates the Bajo de la Alumbrera (Alumbrera) facilities. MAA, in turn, is indirectly owned by Mount Isa Mines Ltd. (MIM) (50 %), BHPBilliton
(BHPB) (25 %) and RTF (25 %). Alumbrera is located in the Catamarca Province of north-west Argentina. The facilities consist of an open pit mine and concentrator, at Alumbrera, a concentrate slurry pipeline, a filter plant and rail loading facilities, in Tucuman, and ship loading at San Martin near Rosario, Santa Fe. A copper and gold concentrate is produced at Alumbrera for shipment and sale to international smelters. A gold dore also is produced at site fore sale to international refineries.

These facilities were visited by Micon personnel during October, 2002. Mr. Harry Burgess, P. Eng., mining engineer, Mr. David Wells, C. Eng., metallurgical engineer, and Mr. Terry Hennessey, P.Geo., geologist, carried out their visit to PGM on October 18 and 19. The visit to the MAA facilities was carried out by Messrs. Burgess and Hennessey on October 22 and 23. Prior to the site visits, the Micon team reviewed data in RTF's office in Melbourne from October 14 to 17. Each of the individuals who carried out the site visits is a Qualified Person under National Instrument 43-101 (NI 43-101).

Presentations describing the operations were made to the Micon team and other interested parties by management at both sites, and subsequent discussions were held with responsible staff at these operations. Micon was also provided with all pertinent financial information and operating details for both properties.

                                       23

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The principal documents referred to in this report are the following:

PGM
   . Confidential Information Memorandum, Sale of Peak Gold, June 4, 1999. . New Occidental Feasibility Study, May 29, 2000.
   .  New Cobar Open Pit Project, Mining Operations Study, March, 2001.
   .  Perseverance Zone A Project Study, Project Summary, November, 2001.
   .  Perseverance Zone A Project Study, Mining Study, November, 2001.
   .  New Occidental Project Review.
   .  Perseverance Zone A Project Review.

MAA
   .  Project Technical Briefing, January 1998.

   . Confidential Information Memorandum, Minera Alumbrera Ltd., Cutfield, Freeman and Co. Ltd., February 19, 2001.

   .  Project Technical Briefing, Updated December 2001.

   . Geology, Mineralization and Genesis of the Bajo de la Alumbrera Deposit, Catamarca Province, Argentina: John M. Guilbert, Arizona Geological Society, Digest 20 Porphyry Copper Deposits of the American Cordillera, edited by F.W. Pierce and J.G. Bolm 656p., 43 papers, hardbound, 1995.

   . Descriptions of sampling, resource estimation and other procedures have been taken from other MAA reports and memos enumerated in the References Section.

   . Other sections of this report have been compiled and quote from the MAA May 2002 Life-of-Mine (LOM) Plan.

The review of the assets of PGM and MAA is provided in subsequent sections of this report.

Metric units of measurement are used in this report, with quantities expressed in metric tonnes (t) except for Troy ounces (oz) of gold and silver. References to currency are expressed in United States dollars (US$), Australian dollars (Aus$) and in Argentine pesos (ARG$).

This report is based primarily on information provided by PGM and MAA via RTF, supported by personal observation by Micon. Micon did not drill any holes on the properties nor take any independent samples, as part of its technical review.

The descriptions of the properties and ownership thereof provided in this report is for general information only. Micon did not perform any legal investigation, nor did it review the relevant agreements between the parties, and makes no assertions as to title of the various parties.

                                       24

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                                 3.0 DISCLAIMER

Micon has reviewed and analysed data provided by RTF, PGM and MAA, their consultants and previous operators/explorers of the mine properties, and has drawn its own conclusions therefrom, augmented by its direct field examination. Micon has not carried out any independent exploration work, drilled any holes nor carried out any sampling and assaying. However, the presence of gold and copper in the local rocks is substantiated by the established mining history by PGM, MAA and others and the numerous old workings in the area around the Peak mine. Micon has not performed any estimation of resources and reserves at PGM or MAA, but has reviewed the estimates performed by previous mine personnel, examined the procedures used and reviewed in house and independent reserve and resource audits.

While exercising all reasonable diligence in checking, confirming and testing it, Micon has relied upon the data presented by RTF, PGM and MAA in formulating its opinion.

The various agreements under which PGM and MAA hold title to the mineral lands for these projects have not been investigated or confirmed by Micon and Micon offers no opinion as to the validity of the mineral title claimed by PGM or MAA. The description of the property, and ownership thereof, as set out in this report, is provided for general information purposes only.

The metallurgical, geological, mineralization, exploration technique and certain procedural descriptions, figures and tables used in this report are taken from reports prepared by PGM, MAA and their consultants. The name Peak, as used herein, refers to the Peak deposit or Peak shear or the hill beside the Peak Mine. PGM is the corporation which holds the mining and exploration leases and operates the mines in Cobar. The name Alumbrera refers to the deposit being mined by MAA, the joint venture corporation which holds a contract to mine the deposit.

Both MAA and PGM estimate and report their mineral resources and mineral reserves using the current (1999) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC Code), the Australian, MAA and RTF standards. For this reason, and because of the use of extracts from MAA and PGM reports, Micon will generally use JORC terminology throughout the report and provide a reconciliation to the CIM code in Sections 4.14 and 5.14, Mineral Resources and Mineral Reserves.

Micon is pleased to acknowledge the helpful cooperation of RTF management as well as the mine staff at both MAA and PGM, all of whom made any and all data requested available and responded openly and helpfully to all questions, queries and requests for material.

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                               4.0 PEAK GOLD MINES

4.1      PROPERTY DESCRIPTION AND LOCATION

The PGM properties are situated in the vicinity of Cobar which is located at 31(degree)34'S 145(degree)53'E (6,515,000N 390,000E), approximately 600 km west of Sydney, New South Wales, Australia as shown on Figure 4.1-1. The township of Cobar has a population of approximately 5,000 with another 7,000 people living in the surrounding area. The Cobar gold field is defined as the 10-km long belt of operating and historic gold mines that extend northwards from the Perseverance - Peak gold mine area to the Tharsis workings, immediately north of the township of Cobar.

The PGM properties include four Consolidated Mining Leases (CML 6, 7, 8 and 9) covering the Tharsis to Peak gold mine area, the Coronation-Beechworth area and Queen Bee area; a Mining Lease (ML 1483 that modifies the boundaries of CML 6 and 8); and two contiguous Exploration Licences (EL 5933 and 5561). EL 5933 replaces EL 3632, EL 4523, EL 5006 and EL 5742. (Table 4.1-1).

                                   TABLE 4.1-1
                          MINING TENEMENTS HELD BY PGM

LEASE NUMBER     LOCATION                GRANTED             EXPIRES
------------------------------------------------------------------------------
CML 6            Fort Bourke Hill        April 29 1996       March 27 2015
CML 7            Coronation/Beechworth   July 2 2002         January 13 2012
CML 8            Peak to Occidental      September 16 1999   February 13 2012
CML 9            Queen Bee               September 26 1995   August 2 2013
ML 1483          Fort Bourke Hill        April 30 2001       March 27 2015
MPL 1262                                 April 29 2000       April 29 2001 /1/
MPL 854                                  July 2 2002         January 13 2012
EL 5933          Langtons                April 17 2002       April 16 2004
EL 5561          Cobar West              May 3 2001          March 17 2003

/1/ Renewal pending.

The leases and licences cover approximately 350 km /2/ surrounding the Peak gold mine (Figure 4.2). These form an irregular shaped area holds straddling the Narri-Chesney Anticline. PGM holds 100 % interest in these combined mining leases and exploration licences. In addition, PGM has a 90 % beneficial interest in the Cobar West Joint Venture (EL 5561) with Dominion Gold Operations Pty. Ltd. PGM owns or has joint venture interest in tenements covering approximately 500 km /2/. A complete list of the mining and exploration leases held by PGM, including surface areas, is appended (Appendix I).

Principal mining activities are conducted at the Peak gold mine, an underground mine and processing facility, located 8.5 km south-southeast of Cobar on CML 8. Oxide ore is mined at New Cobar, a small open pit mine located 3 km southeast of Cobar on CML 6. The New Occidental deposit is located 5 km southeast of Cobar and accessed underground, by a drift from the Peak Mine, as is the Perseverance deposit that is located 9.5 km south-southeast of Cobar. Both utilize the mining and processing infrastructure at the Peak gold mine.

                                       26

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                                  FIGURE 4.1-1
                          LOCATION MAP PEAK GOLD MINES

[GRAPHIC APPEARS HERE]

                                       27

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                                  FIGURE 4.1-2
                PGM PROPERTIES, AND LICENCE AND LEASE BOUNDARIES

[GRAPHIC APPEARS HERE]

                                       28

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Exploration targets in the area include the Chesney, Gladstone, Dapville and
Great Cobar deposits (Figure 4.1-3).

                                  FIGURE 4.1-3
                         GEOLOGY OF THE COBAR GOLD FIELD
                    (MODIFIED FROM STEGMAN AND POCOCK, 1996)

[GRAPHIC APPEARS HERE]

Faults shown in blue. New Occidental deposit on the Great Chesney Fault and Peak on the Peak Shear.

                                       29

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There has been considerable historical activity on the PGM properties as noted
briefly in Section 4.3. As holder of CMLs 6 though 9, PGM has a responsibility under the law for addressing the environmental impacts of historic as well as current mining activities on its leases. A Conceptual Closure Plan was prepared previously to ensure adequate provisions for closure activities (February, 2001). Ten sites of historic mining and exploration activities, and four sites of current or proposed activities were identified as requiring reclamation. Closure costs were estimated as approximately Aus$6.4 million (asset sales excluded).

PGM is not aware of any current native title claims that have been made to its tenements.

4.2      ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND
         PHYSIOGRAPHY

The Peak Mine is accessed by a sealed road, connected to the Cobar-Hillston Road (Main Road 61, also sealed). Regional road access is provided by an all weather highway between Sydney and Adelaide through Cobar. Rail service is available at Cobar (Cobar - Nyngan Rail). A regional airport services Cobar with regular commercial flights to Dubbo connecting to Sydney. Concentrates are transported by road and rail to ports and smelters on the east coast of Australia and overseas.

The Cobar region has a semi-arid climate and receives on average about 352 mm of rainfall per year. Rainfall distribution is relatively uniform throughout the year, although it may appear as significant storm events. Temperatures range from an average temperature of 16D DEG. C in the winter to 34 DEG. C in the summer. The mean annual evaporation rate of 2,549 mm causes a pronounced deficit over the summer months. There are no permanent streams or other water bodies on the CMLs. Weather does not significantly affect the operations and mining is conducted year-round.

The Cobar Water Board supplies untreated water to the Peak gold mine via a 130-km dedicated pipeline from the Bogan River west of Nyngan. PGM is entitled to 1,728 million L per year, although it currently uses on 400 million L per year. PGM has agreed to allocate an amount of its entitlement to the CSA (Cornish, Scottish and Australian) copper mine, and as a result, except in certain circumstances, is not allowed to consume more than 1,000 million L of its water allocation. The mine itself produces water at a rate of 165 million L per year and supplies a large proportion (estimated as 40 % in 1999) of its raw water requirements. Potable water is pumped from the Cobar Shire Council's water treatment plant to the site.

Maximum electricity consumption demand is 5.6 MW and annual consumption is approximately 40 GWh. Power is provided to the Peak gold mine via a 132 kV transmission line, to a substation at the Peak Mine. Power is converted to 11 kV for use on site, or transformed on site to lower voltages. Emergency power is available from two, 0.8-MW diesel generating units on site, owned by PGM. This is sufficient power for emergency mine egress and to clear some of the processing lines.

Sewage from the mines and surface facilities is treated on-site. Other infrastructure typical of an operating mine is present at the Peak Mine.

                                       30

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The landscape is predominantly flat, composed of sandy plains with minor undulations. A series of minor ridges striking approximately north-northwest to south-southeast, reflect a belt of more resistant, sandstone or sandy tuffs. Cobar is situated 250 m above sea level. The Peak is a conical hill, 324.3 m above sea level, with the Peak Mine situated at the southern base of the peak. Vegetation is largely semi-arid low woodland, with minor creeks and rivers lined by taller eucalypt species.

4.3      HISTORY

There has been sporadic gold mining in the Cobar district since 1870's. The district was historically better known for its copper deposits and was one of Australia's main sources of copper at the turn of the 20 /th/ century. Numerous small gold deposits were discovered in the late 1880's, with the Occidental (or United), New Cobar, Chesney and Peak producing gold in the late 1800's. The greatest period of activity at the Peak Mine was from 1896 to 1911 when the Conqueror, Brown and Blue Lodes were worked. Most gold mining in the Cobar district ceased by 1920 when the copper mines and smelters closed and there was a decrease in gold prices following World War I.

The second phase of sustained mining in the district began in 1935, when New Occidental Gold Mines NL re-opened and operated the Occidental Mine as the New Occidental Mine. The New Cobar (or Fort Bourke) and Chesney Mine also re-opened, in 1937 and 1943, respectively. Mining again ceased in the district with the closing of the New Occidental Mine in 1952. Between 1935 and 1952, the New Occidental Mine was the premier gold mine in New South Wales, and had produced 700,000 oz of gold.

Exploration by various companies was conducted through the late 1940's to 1980 in the district with no significant success. In early 1980, RTF acquired various leases containing the New Occidental, New Cobar and Chesney mines. The Peak gold deposit was discovered in 1981 and PGM was formed to develop the deposit in 1987. Between 1982 and 1985 a total of 30,840 m were drilled to delineate the Peak deposit. A prefeasibility study was prepared in October, 1985. An additional study updated the mining, metallurgical and evaluation information to June, 1986. A feasibility study proposal was approved in January, 1987 and the study was completed in 1990. Production commenced at the Peak gold mine in 1992.

Subsequent exploration and investigations lead to the development of the New Occidental and Perseverance deposits. In 1995 an exploration program exploring beneath the previously mined area of New Occidental was successful in reporting an inferred resource of 3 million t grading 7.4 g/t gold. In July, 2000, approval was received to development the New Occidental deposit.

The Perseverance deposit was developed from a coincident gravity and magnetic anomaly centred on historic working identified in the 1980's. Deep surface drilling in 1994 yielded a narrow zone of ore-grade gold mineralization. The depth discouraged further exploration until 1996 when a decision was made to proceed with further exploration from an 800-m underground exploration drive from the base of the Peak Mine workings. Underground drilling commenced

                                       31

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in 1997. Following additional investigations and studies, Perseverance was approved for development in December, 2001.

Exploration at the Fort Bourke Hill historic workings including shallow and deep diamond drilling was conducted from 1989. Following the temporary loss of access to the Peak Mine shaft in mid-1998, PGM developed a trial open pit mine, the New Cobar mine, at the site in October, 1998, that continued until March, 1999, extracting approximately 105,000 t of ore. A positive result lead to the New Cobar open pit project that will entail extraction of an additional 800,000 t of primarily oxidized ore on the western flank of Fort Bourke Hill.

Other exploration targets include the Chesney copper-gold, Gladstone, Dapville and Great Cobar deposits that have been identified through on-going exploration activities in the historic mining district.

Table 4.3-1 lists the mines associated with the Cobar mineral field and the years of operations. Table 4.3-2 summarizes production from the PGM tenements in the Cobar mineral field, including historic mining activities.

                                   TABLE 4.3-1
                 OPERATIONAL HISTORY AT THE COBAR MINERAL FIELD

MINE                                                   YEARS OF OPERATION
---------------------------------------------------------------------------------------------------------------
Chesney                                                 1872 to 1919, 1943 to 1952, 1971 to 1975
Coronation / Beechworth                                 1906 (exploration only)
Gladstone                                               1908 to 1920
Great Cobar                                             1871 to 1919
Mount Pleasant                                          1910 to 1920
New Cobar (Cobar Gold, Fort Bourke)                     1889 to 1894, 1910 to 1919, 1937 to 1948, 1998 to 1999,
                                                        2001 to present
New Occidental (Occidental, United, Albion)             1871, 1889 to 1918, 1920 to 1921, 1935 to 1952, 1985,
                                                        2002 to present
Peak Gold Mine                                          1992 to present
Queen Bee                                               1904 to 1909, 1952 to 1973
Tharsis                                                 Late 1960s
Young Australia                                         1896 to 1901, 1912 to 1916
Various   historic   operations   (Peak-Blue   Lode,    Late 19th century
Brown, Conqueror; Mt Boppy)
OUTSIDE PGM TENEMENT
CSA (Cornish, Scottish & Australian) Mine               1905 to 1920, 1965 to 1998, 1999 to present

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                                   TABLE 4.3-2
      PRODUCTION STATISTICS FROM THE COBAR MINERAL FIELD TO DECEMBER, 1998

                                     GOLD             SILVER             COPPER          LEAD           ZINC
                                   (OUNCES)        (KILOGRAMS)          (TONNES)       (TONNES)       (TONNES)
--------------------------------------------------------------------------------------------------------------------
New Occidental                       700,500
New Cobar                            242,500               860             5,050
Chesney                               28,500             1,110             6,210
Historic Peak Workings                20,670            18,220
Great Cobar*                         293,500            46,700           114,830
Gladstone                                                  340             2,160
Queen Bee                                                                  3,960
Young Australia                        1,340               235
Mt. Pleasant                              85               185
Peak Gold Mine                       841,200            16,681            23,745         18,619          9,298
Total                              2,128,295            84,331           155,955         18,619          9,298

 * including significant tonnage of Chesney, New Cobar and the historic Peak workings treated at the Great Cobar smelters from 1910 to 1919.

4.4      GEOLOGICAL SETTING

The geological descriptions in this section of the report are taken from internal PGM documents and a paper published by PGM staff in "The Cobar Gold Field - a 1996 Perspective" published by the Australasian Institute of Mining and Metallurgy.

4.4.1    REGIONAL GEOLOGICAL SETTING - THE COBAR BASIN

The Cobar gold field is located on the eastern margin of the Early Devonian Cobar Basin (Glen, 1991). The Cobar Basin lies within the northern part of the Central Belt of the Lachlan Orogen (see Figure 4.4-1), as defined by Glen
(1995). An extensive suite of Silurian "S"-type granitoids of the Wagga Tin Belt crops out in the southern part of this belt. The Eastern Belt of the Lachlan Orogen comprises a mixed Ordovician volcanic and sedimentary sequence characterized by the presence of extensive belts of andesitic volcanics, with which porphyry-style copper-gold mineralization including the Goonumbla, Cadia and Browns Creek deposits is associated. Epithermal-style mineralization including the Lake Cowal, Gidginbung and Peak Hill deposits, are also present within this belt. The Western Belt is dominated by Ordovician and Devonian turbidites and contains the extensive structurally hosted gold deposits of the Victorian Gold Fields

Regional crustal extension of the Lachlan Orogen in the latest Silurian created a series of north-south trending deepwater troughs and basins in the Cobar region. These include the Cobar Basin along with the Raast and Mt. Hope Troughs further to the south (see Figure 4.4-2). Onset of regional extension was also marked by the emplacement of Late Silurian S- and I-type granitoids within the basement on the eastern margin of the Cobar Basin. These include the S-type Thule Granite (c. 422 Ma) and Erimeran Granite (419 Ma) and the I-type Wild Wave Granodiorite (418 Ma) (Glen et al., 1996). The Cobar Basin was flanked by the Kopje Shelf to the east and the Winduck shelf to the west (Glen, 1991; 1995). Formation of the Cobar Basin is timed at approximately 410 Ma, (Perkins et al., 1994).

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                                  Figure 4.4-1
                GEOLOGY AND MINERALIZATION OF THE LACHLAN OROGEN
                           (AFTER WALSHE ET AL., 1995)

[GRAPHIC APPEARS HERE]

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                                  Figure 4.4.2
                 GEOLOGY AND MINERALIZATION OF THE COBAR REGION
                            (ALTER GLEN, 1987A; 1994)

[GRAPHIC APPEARS HERE]

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Cobar Basin fill comprises predominantly siliciclastic (quartz-rich) turbidites of the Cobar Supergroup. The basin contains a two-stage fill, with the lower part characterized by coarser grained clastics and thicker-bedded sediments that the upper (Glen et al., 1996). Glen (1991) regards these two fill sequences as representing syn-rift and post-rift stages although Glen et al., (1996) highlight the relatively subtle nature of this sub-division, which is based solely on the relative amounts of sandstone in the respective sequences. The lower unit (the Nurri Group) is a fining-upwards sequence comprising initial shallow-water sediments that passes rapidly up into more extensive siliciclastic turbidites. This unit was deposited along the eastern margin of the Cobar Basin from detritus sourced from an eastern landmass. The upper unit, the Amphitheatre Group, comprises much more extensive lower energy turbidites. It consists of an upward coarsening cycle followed by an abrupt change to thinner beds with detritus sourced from an uplifted northwestern and western landmass. This unit occupies most of the Cobar Basin (Glen, et al., 1996) and interfingers with sediments deposited on the western Winduck Shelf. Together, these sediments obscure the western margin of the Cobar Basin.

Glen (1991) indicates that volcanics form only a small proportion of the exposed syn-rift sequence in the Cobar Basin, although volcanic units may be more prevalent at depth in the basin. Small bodies of felsic porphyry crop out near the Queen Bee mine to the south of the gold field and bodies of intrusive flow-banded rhyolite are exposed in the underground workings at the Peak Mine (Stegman, 1998).

The Cobar Basin was inverted in the late Early Devonian (395 - 400 Ma) in response to northeast-southwest compression (Glen, 1992). This compression was partitioned into a high strain zone along the eastern margin of the basin and a low strain zone in the central and western parts of the basin. Deformation of the basin sediments was controlled by the reactivation of the early basin-forming extensional faults and by the formation of new faults (Glen, 1991;
1995). Inversion of the western margin of the basin, at a considerably lesser intensity than that experienced by the eastern margin, subsequently occurred in the Carboniferous (Glen, 1991).

Cobar Basin sediments are generally metamorphosed to chlorite grade (Glen, 1995). Glen, (1992) constrains the age of metamorphism to between 395 to 400 Ma, on the basis of /40/Ar/39/Ar dating of white micas formed during cleavage development in the higher strain zone along the eastern margin of the Cobar Basin.

Details of the basin stratigraphy are tabulated in Table 4.4-1 below.

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                                   Table 4.4-1
                            COBAR BASIN STRATIGRAPHY

AGE                  SETTING            UNIT                          COMPOSITION
----------------------------------------------------------------------------------------------------
Late-Mid Devonian    Cover              MULGA DOWNS GROUP             Sandstone, siltstone and shale
----------------------------------------------------------------------------------------------------
Early Devonian       Post-rift Shelf    WINDUCK GROUP                 Sandstone, siltstone
----------------------------------------------------------------------------------------------------
Early Devonian       Post-rift Basin    AMPHITHEATRE GROUP
                                         Upper Amphitheatre Gp.       Sandstone, siltstone, mudstone
                                         Biddaburra Formation         Sandstone, siltstone, mudstone
                                         Alley Sandstone Member       Sandstone
                                         Lower Amphitheatre Gp.       Sandstone, siltstone, mudstone
                                         CSA Siltstone                minor limestone, volcanics
                                                                      Siltstone, mudstone
----------------------------------------------------------------------------------------------------
Early Devonian       Syn-rift Basin     NURRI GROUP
                                         Great Cobar Slate            Siltstone, mudstone
                                         Unnamed Silicic Volcanics    Porphyry, rhyolite
                                         Chesney Formation            Sandstone, siltstone
                                         Bee Conglomerate  Member     Fan conglomerates, sandstones

----------------------------------------------------------------------------------------------------
Early Devonian       Syn-rift Shelf     KOPYJE GROUP                  Siltstone, sandstone,
                                         Meryula Formation            conglomerate, limestone

----------------------------------------------------------------------------------------------------
Silurian             Basement           WILD WAVE GRANODIORITE        Granodiorite
----------------------------------------------------------------------------------------------------
Cambro-Ordovician    Basement           GIRILAMBONE GROUP             Sandstones, siltstones,
                                                                      metasediments
----------------------------------------------------------------------------------------------------

Mineralization within the Cobar gold field and the broader Cobar Basin demonstrates a strong structural control and an intimate association with thrust-type faulting, particularly the thrust faulting focussed along the eastern margin of the basin. Glen (1995) includes the Cobar mineralization in a distinct class of thrust-associated mineral deposits within the Lachlan Orogen.

4.4.2     LOCAL GEOLOGICAL SETTING - THE COBAR GOLD FIELD

4.4.2.1        LITHOLOGY OF THE HOST SEQUENCES

The Cobar gold field is located within the Cobar Basin near its eastern margin and is hosted by sediments of the Nurri Group. Detailed mapping of the gold field environs has revealed that the Nurri Group comprises a relatively simple upward fining sequence of clastic sediments. Chesney Formation sandstones, which include basal conglomeratic phases, grade upwards into weakly calcareous silty mudstones and siltstones of the Great Cobar Slate. A distinctive sequence of moderately calcareous siltstones and fine-grained sandstones, informally known as the Transition Unit, marks the change from Chesney Formation to Great Cobar Slate and provides a useful marker horizon. This unit, whilst not described in Glen's (1987a) formal definition of the Chesney Formation, has been recognised in the southern part of the gold field by mapping of the area by Enterprise Exploration in the late 1940's. Hinman (1992) has also

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recognised this unit in his division of the Upper Chesney Formation in the Peak mine environs. The presence or absence of this Transition Unit between exposures of Chesney Formation and Great Cobar Slate has been used to indicate conformable versus faulted contacts between these two units. A generalized stratigraphic column of the Cobar Basin stratigraphy present in the Cobar gold field is shown in Figure 4.4-3 and their surface relationships can be seen in the geological map of the Cobar gold field presented in Figure 4.1-3.

                                  Figure 4.4-3
                     BASAL COBAR BASIN STRATIGRAPHIC COLUMN

[GRAPHIC APPEARS HERE]

4.4.2.2   STRUCTURAL FRAMEWORK OF THE GOLD FIELD

This eastern margin of the Cobar Basin comprises a north-northwest trending braided fault complex with Internal fault-bounded plates of strongly folded basin sediments. Glen (1991) interprets the fault complex as a linked thrust system that merges at depth into a single floor thrust. Deep seismic profiling suggests that this fault underlies much of the eastern part of the Cobar Basin. The fault-bounded sediment wedges are folded into moderate to tight folds with fold axes sub-parallel to the bounding faults. This folding is interpreted to be thrust-related, either as fault propagations or connected with bends in the thrust surfaces, (Glen, 1991).

A strong sub-vertical regional white-mica S2 cleavage and a steep north-plunging mineral and extension lineation L2 are present throughout the gold field. This cleavage is sub-parallel to the major faults in the gold field area.

The Cobar gold field is located on the western margin of the Chesney-Narri Anticline, a moderate to tight south-plunging anticline cored by sandstones of the Chesney Formation (Glen,

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1987b). Gold mineralization is associated with two principal shear zones, the
Peak Shear and Great Chesney Fault Zone (GCF), both of which juxtapose the Chesney Formation with the Great Cobar Slate. Only minor copper mineralization with little or no known associated gold mineralization occurs along the main basin margin faults, the Rookery and Queen Bee Faults. Similarly, shears immediately west of the Peak Shear and GCF also host predominantly gold-poor copper mineralization, for example, the Great Cobar and Gladstone copper deposits.

The structural setting of the Cobar gold field and the relationship of the GCF and Peak Shear to the eastern basin margin fault complex are shown in Figure 4.4-5. In essence, the GCF is an east-dipping back thrust on the Rookery Fault whilst the Peak Shear is a subvertical to west-dipping imbricate fault to the GCF (Glen, 1991).

The localization of gold mineralization in this rather specific portion of the Cobar Basin appears be related to the intersection of a major northeast-trending transfer fault, the Sandy Creek Fault, with the eastern basin margin fault complex. The Sandy Creek Fault is inferred as a result of the deep seismic reflection transects across the Cobar Basin (Glen et al., 1994) and is interpreted to have been active during basin formation and inversion.

THE GREAT CHESNEY FAULT

Although the GCF extends over a distance of approximately 30 km, gold mineralization is restricted to the southern 8-km long section (Glen, 1987b). Within the Cobar gold field the GCF strikes west of north (350 to 355 DEG.)
and dips steeply (80 to 85 DEG.) to the east. The fault zone is grossly parallel to the regional cleavage but is slightly oblique to the regional folds including the Chesney-Narri Anticline. The GCF truncates the western limb of the Narri Anticline (Glen, 1987a). In detail, the GCF is a composite structure and component shears of the fault zone are commonly oblique to cleavage. Fault planes are commonly striated, the striae plunging steeply to the north parallel to a prominent mineral lineation on the cleavage, (Sullivan, 1947; Glen, 1987a).

GENESIS OF THE GREAT CHESNEY FAULT

There have been several interpretations of the genesis of the Chesney Formation-Great Cobar Slate contact with suggestions that it is:

     .    a fault dislocation comprising two strands (Andrews, 1913).

     .    a disconformity caused by slumping (Sullivan, 1947).

     .    an unconformity subsequently modified by shearing (Sullivan, 1947).

     .    an early fault folded by later faulting (Sullivan, 1947).

     . an attenuated under limb of an anticline (Conolly, 1946; Thompson, 1969).

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     .    a series of en echelon thrusts separated by linking thrusts developed along the conformable slate-sandstone contact (Mulholland and Rayner, 1961).

     . a weakly faulted conformable stratigraphic contact (Gilligan and Suppel, 1978; Sangster, 1979); or

     . a high angle reverse fault with strike-slip movements comprising left stepping fault segments linked by cross-faults (Glen, 1987b).

                                  Figure 4.4-4
      SCHEMATIC CROSS-SECTION THROUGH THE EASTERN MARGIN OF THE COBAR BASIN

[GRAPHIC APPEARS HERE]

The general consensus is that the GCF is a long-lived structure. It may have initially been an extensional fault formed during initial rifting of the Cobar Basin (ERA, 1987), although Glen (1991) argues that the GCF has no demonstrable early history. The GCF became a major thrust fault with strike-slip movement during basin inversion (Glen, 1987a; 1990). During inversion the GCF was probably reactivated several times (ERA, 1987).

NATURE OF THE SEDIMENTARY SEQUENCES FLANKING THE GREAT CHESNEY FAULT

The GCF separates an easterly sequence of sandstones of the Chesney Formation from a westerly sequence of slates, siltstones and minor sandstones of the Great Cobar Slate (Sullivan, 1947). Critical to the interpretation of the GCF is the nature of the Chesney Formation-Great Cobar Slate contact.

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Along the GCF, the hangingwall Chesney sandstones are discordant to the GCF, and generally strike north-northwest (340 to 345 DEG.) and dip moderately to steeply to the west (50 to 85 DEG.) into the plane of the fault. Small-scale folds in the sandstones are largely parasitic to the larger Chesney-Narri Anticline, and typically plunge to the south at 45 DEG., subparallel to the plunge of the Chesney-Narri Anticline (Mulholland and Rayner, 1961). Bedding in the footwall slates is generally difficult to define. However, in the vicinity of the New Cobar mine, a marker sandstone horizon is present in the slate sequence. The sandstone bed is also discordant to the GCF and generally strikes northwest and dips moderately to steeply to the southeast (Mulholland and Rayner, 1961). Sullivan, (1947) suggests that folds in the footwall sediments plunge to the south, parasitic to the Chesney-Narri Anticline, and also to the north, parallel to the plunge of warps in the GCF.

South of the New Occidental Mine, the GCF deviates from the sandstone-slate contact. Here, the sandstone-slate contact is a conformable west-dipping contact characterized by a transition zone of intermixed sandstones and slates, (Whitcher, 1986). Further south at the Peak, the contact is also conformable.

REINTERPRETING THE GREAT CHESNEY FAULT AS A REACTIVATED THRUST

Within the Cobar gold field, the GCF is thought to comprise an early thrust fault that has juxtaposed the Chesney Formation and the Great Cobar Slate. This fault has been deformed and in part reactivated by later, more northerly trending shearing. The overall effect has been to create a series of "en echelon" north-northwest trending faults which, from south to north, progressively step to the northwest and offset the early Chesney Formation-Great Cobar Slate contact thrust to the northwest. In detail, the early thrust is offset by short sinistral orthogonal tear faults (Glen, 1987b) which do not appear to offset the later shearing (Mulholland and Rayner, 1961). This gross fault geometry is repeated on the scale of the Cobar gold field where the Great Cobar, Gladstone, Great Chesney and Peak faults are arranged in a similar "en echelon" fashion.

The early fault zone, as defined by the Chesney Formation-Great Cobar Slate contact, is marked by narrow (1 to 5 m wide) zones of crushed and strongly sheared slate and erratic zones of quartz veining and silicification with only minor associated mineralization (Mulholland and Rayner, 1947). In the zones between the later shears the contact fault has been determined by drilling and underground development to dip consistently steeply to the northeast. Small-scale warps in the contact similarly plunge steeply to the north (Sullivan, 1947). The dip on this contact fault is opposite to the folds in the surrounding sediments which plunge to the south and are parasitic to the Chesney-Narri Anticline.

The later generation of faults are ductile shears defined by broad (10 to 50 m wide) zones of intense cleavage development. These shears and the associated cleavage are parallel to the regional cleavage (Glen, 1987a). Most, if not all, of the alteration and mineralization in the gold field is preferentially developed along these faults, particularly where these faults are entirely within the footwall slates (Sullivan, 1947). An oblique northwest-trending (325 to 335 DEG.) steeply

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east-dipping (85 DEG.) cleavage and fracture set is locally developed within the late shear zones where they are mineralized. Similarly oriented faults also link between the main north-northwest trending fault strands. The intersection of the north-west trending structures and the main north-northwest trending shears plunges steeply north and is commonly a loci for gold mineralization (Sullivan, 1947). This intersection is also parallel to the mineral lineation.

Sullivan (1947) estimated that the gross displacement on the GCF exceeds 300 m. Deep diamond drilling along the fault zone by PGM indicates that the displacement, using the conformable Chesney Formation-Great Cobar Slate contact as a marker, is in excess of 1,200 m, in an east block up sense, in the New Occidental Mine area. The later mineralized generation of faults are considered to have only minor reverse displacements with a smaller left lateral strike slip component of movement (Mulholland and Rayner, 1947; ERA, 1987; Glen, 1987b). For example, the marker sandstone unit within the Great Cobar Slate at the New Cobar mine site is not significantly offset by the shear zones hosting the New Cobar mineralization, although there is pronounced folding in the sandstones across the mineralized shears. These folds define a steep plunging tight "S"-shaped fold pattern across the shears. This fold pattern is consistent with left lateral movement on the shears. Therefore, the greatest component of displacement appears to be across the early contact thrust.

THE PEAK SHEAR ZONE

The Peak Shear zone is approximately three kilometres long and up to 300 m wide. It comprises a series of anastamosing thrust-type, subvertical, north-northwest trending shears and faults, locally referred to as the Peak, Blue, Perseverance, Polaris and Lady Greaves shears/faults. The Peak Shear zone is broadly parallel to the eastern margin of the Cobar Basin. These structures parallel the regional cleavage and both the shears and the cleavage dissect a series of south plunging folds parasitic to the Chesney-Narri Anticline (Hinman and Scott, 1990).

The component shears of the Peak Shear zone have a steep westerly dip, although they also locally dip steeply east. Displacement of the Great Cobar Slate-Chesney Formation contact across-the Peak Shear is west-block up. Both ERA
(1987) and Hinman (1992) identified a left lateral strike slip component to the shearing in the Peak area.

A prominent topographic high, caused by pervasive silicification of the underlying sediments, is developed along the eastern side of the Peak Shear zone.

4.5  DEPOSIT TYPES

The deposit type descriptions in this section of the report are taken from internal PGM documents and a paper published by PGM staff in "The Cobar Gold Field - a 1996 Perspective", published by the Australasian Institute of Mining and Metallurgy.

Mineralization is associated with the GCF and Peak Shear systems. The GCF hosts the New Cobar open pit mine, the Chesney exploration target and the New Occidental underground mine. The Peak Shear hosts the Peak and Perseverance mines.

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Other deposits are Gladstone, Dapville and Great Cobar.

The mineral deposits of the Cobar gold field are typically polymetallic, ranging from gold-copper-lead-zinc at the Peak and New Occidental, to gold-copper at New Cobar and Chesney and copper-minor gold at the Great Cobar, Queen Bee and Gladstone deposits. The gold mineralization occurs as discrete lenses within the broader envelopes of base metal mineralization. Gold mineralization is apparently restricted to two shear zones, the GCF and the Peak Shear system, both of which are localized along the western margin of the Chesney-Narri Anticline at the contact between sandstones of the Chesney Formation and slates and siltstones of the Great Cobar Slate. Base metal mineralization may occur on other shears.

All the Cobar deposits are structurally controlled and are interpreted to have been emplaced during deformation and inversion of the Cobar Basin in the Early Devonian (402 to 385 Ma). The deposits occur within high strain zones, typically in intensely cleaved zones, shears and faults. In detail, the mineralization is localized within dilations developed along zones of competency contrast (for example, sandstone-slate contacts, sandstone-rhyolitic intrusive contacts and unaltered sediment-silicified sediment contacts).

The deposits have characteristically steep-dipping pipe like geometries with uniformly short strike lengths (less than 300 m), narrow widths (10 to 30 m) but extensive vertical extents. The Peak mineralization extends over a vertical extent of 700 m and the New Occidental mineralization has been traced from surface down to 1,200 m below surface. At the scale of mining the Cobar-style mineralization is characterized by multiple lenses with relatively complex geometries.

4.5.1     THE GREAT CHESNEY FAULT

4.5.1.1        ALTERATION ASSOCIATED WITH THE GREAT CHESNEY FAULT

Broad zones of diffuse silicification are sporadically distributed along the eastern hangingwall of the GCF and more focused zones of intense silicification are present within the fault zone itself (Sullivan, 1947; Mulholland and Rayner, 1947). Zones of mineralization tend to be localized along the southwestern flanks of the broad diffuse zones of silicification (ERA, 1987) and intimately associated with the discrete zones of intense silicification. Within the individual orebodies, the zones of silicification are clearly very early phenomena, having been strongly brecciated and overprinted by all other alteration and mineralization types (Sullivan, 1947; ERA, 1987; PGM data).

The mineralization is characterized by multiple generations of overprinting quartz veining and broad zones of green chlorite alteration (Mulholland and Rayner, 1947; Glen, 1987b). Glen (1987b) recognised six geometric sets of quartz veining in the Cobar gold field area and at the CSA deposit:

     1. Ptygmatic and boudinaged quartz-veining that pre-date the main cleavage.

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     2.   Cleavage-parallel veins, interpreted to be extensional shear veins on the basis of quartz vein fibres oriented perpendicular to vein walls. These veins are intimately associated with the formation of this cleavage and, on a volumetric basis, are the most common vein type in the gold field.

     3. Flat-dipping veins orthogonal to the cleavage-parallel veins. These veins constitute less than 10 % of the vein population but are present in most of the mineralization along the GCF (Sullivan, 1947 and PGM data). Whilst these veins are not displaced by the cleavage, they appear to have formed during the latter stages of formation of the set 2 veining, as evidenced by reversals in overprinting relationships between the two vein sets. Glen noted that the fibres in vein sets 2 and 3 are parallel, supporting the argument that both sets formed synchronously.

     4. Northwest-striking steep northeast-dipping veins parallel to the cross-shears in the main mineralized zones. These veins are often arranged in an en echelon array. These veins also formed synchronously with set 2 veins.

     5. North-northeast to northeast-striking steep east-dipping quartz veins as splays off set 2 veins. These veins are relatively uncommon and are also thought to have formed at the same time as set 2 veins.

     6. North-northwest striking moderately east-dipping quartz veins (essentially set 2 veins which dip more gently east).

Pervasive and domainal green chlorite alteration surrounds the mineralized zones and is interpreted to have formed synchronous with the main cleavage (Glen, 1987a; ERA, 1987). Rare black chlorite-talc alteration associated with late-stage shears overprints the green chlorite alteration (Glen, 1987b).

Minor late stage carbonate veining is present along the GCF and clearly post-date all other vein types.

4.5.1.2   CONTROLS ON MINERALIZATION ASSOCIATED WITH THE GREAT CHESNEY FAULT

All of the known gold and base metal mineralization associated with the GCF is located within zones of dilation along the fault zone. These zones of dilation are controlled by:

     . early broad zones of pervasive silicification. ERA (1987) suggest that the early barren zones of broad pervasive silicification, most of which are localized within sandstones of the Chesney Formation adjacent to the GCF, formed during the basin extension. However, the zones of silicification are cleavage controlled and are more likely to have occurred early in the deformation sequence. During deformation, the silicified zones provided a competency contrast that ultimately produced dilations that were loci for mineralization. The alteration associated with this mineralization, in particular, the quartz veining, provided a further competency contrast. Continued deformation of the

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          zones of early silicification and subsequent generations of quartz veining served to refocus mineralizing fluids along the original pathways;

     . releasing bends and offsets in the shear zones associated with strike changes in the early contact thrust. These strike changes are in part related to the terminations in the abovementioned early zones of silicification (ERA, 1987) and to other inhomogeneities in the fault zone environs including the footwall and hangingwall sediments.

     . the sandstone-slate competency contrast across the contact thrust component of the GCF.

     . the intersection of the main north-northwest trending fractures and faults and locally developed northwest-trending cleavage and shearing. These northwest-trending structures have been interpreted as gash fractures formed between the fault strands (Sullivan, 1947) and as riedel shears and an associated extensional crenulation cleavage, formed in response to continued shearing within the fault zones (ERA, 1987). The orientation of this cleavage relative to the main cleavage is consistent with a left-lateral displacement on the main shears (ERA, 1987; Glen, 1987b).

4.5.2     THE PEAK SHEAR

The alteration and mineralization controls on the Peak Shear are similar to those seen on the GCF with the added complication of the presence of the Peak Rhyolite, a rhyolitic subvolcanic intrusive body in the sandstones of the Chesney Formation. The rhyolite appears to be providing an enhanced competency contrast, similar to the silicified zones, allowing for warping of the Peak Shear and easier development of releasing bends.

4.5.3     GOLD MINERALIZATION ASSOCIATED WITH COPPER DEPOSITS

The western line of copper deposits within the Cobar gold field, hosted entirely by slates and siltstones of the Great Cobar Slate, also contains minor amounts of low-grade gold mineralization. The three principal deposits, from north to south, are the Great Cobar, Dapville and Gladstone. These three deposits are developed along an intermittent line of shearing that is slightly divergent (more northwesterly striking) to the GCF and to the regional cleavage (Glen, 1987b). Significant gold mineralization is not known.

4.5.4     A GENETIC MODEL FOR THE COBAR GOLD FIELD MINERALIZATION

Defining characteristics of the gold-base metal mineralization of the Cobar gold field include:

     . mineralization is structurally controlled and emplaced during deformation and inversion of the Cobar Basin in the Early Devonian.

     . mineralization is located within high strain zones, typically in intensely cleaved zones, shears and faults.

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     .    mineralization is localized within dilations developed along zones of competency contrast (for example, sandstone-slate contacts, sandstone-rhyolitic intrusive contacts and unaltered sediment-silicified sediment contacts).

     . mineralization is associated with multiple generations of quartz veining, silicification and green chlorite alteration.

     . mineralization has steep-dipping pipe-like geometries with uniformly short strike lengths (less than 300 m), narrow widths (10 to 30 m) but extensive vertical extents.

     .    mineralization has multiple lenses with complex geometries.

The genesis of the mineralization in the Cobar gold field is intimately related to the evolution of eastern margin of the host Cobar Basin. The following genetic model for the mineralization is proposed:

     1. Initiation of a series of normal inter-basin extensional faults along the eastern margin of the Cobar Basin during its formation: ERA (1987) has proposed that both the GCF and the Peak Shear originated as extensional normal faults at the eastern margin of the Cobar Basin. Although there is no evidence in the Cobar Basin rift-phase stratigraphy that confirms the presence of these faults (Glen, 1991) such structures are consistent with the basin architecture proposed by Glen et al., (1994) and Glen (1995). These precursor faults may not necessarily coincide with the present GCF and Peak Shear, but may approximate the overall north-westerly trend of the Cobar gold field and coincide with the centres of felsic volcanic and intrusive activity.

     2. Intrusion of rhyolitic sub-volcanic magma into unconsolidated Cobar Basin sediments along the precursor Peak Shear: Whilst Glen (1987,
          1990) suggest faults like the Peak Shear have no early history, the presence of the rhyolitic volcanics and intrusives along the eastern margin of the present Peak Shear suggests that such a structure is likely.

     3. Inversion of the Cobar Basin: Major west-directed thrusting on the GCF as part of deformation of the eastern margin of the Cobar Basin. The GCF forms an east-dipping back thrust to the main basin margin fault, the Rookery Fault Zone (Glen, 1990) whilst the Peak Shear is a west-dipping imbricate thrust to the GCF. Displacement of the GCF is in excess of 1,200 m. Corresponding displacement on the Peak Shear has not yet been determined.

     4. Continued deformation and bulk shortening led to the development of a prominent north-northwest trending steep east-dipping cleavage associated with the GCF and a north-northwest trending steep west-dipping cleavage associated with the Peak Shear.

     5. Pervasive silicification of the Chesney Formation along the eastern margins of the GCF and Peak Shear and more focused intense silicification along zones of penetrative cleavage developed along the shear zones themselves and at the western margin of the

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          rhyolite bodies at the Peak. Discrete zones of silicification also developed along the Gladstone-Great Cobar line of shearing. The zones of silicification, like the rhyolite bodies, became loci for mineralization because of their competency contrast with the adjacent sediments.

     6. Continued deformation of the eastern margin of the Cobar Basin, manifested as left-lateral strike-slip shearing along the GCF and continued reverse shearing along the Peak Shear zones of dilation and brecciation developed along the GCF, at the margins of and to a lesser extent within, the rhyolite bodies at the Peak and along the margins of early silicification on the Gladstone-Great Cobar line of shearing. This shearing created subvertical pipe-like zones of dilatancy along the GCF and more discrete curvi-linear zones around the rhyolite bodies at the Peak. Fluid flow was focused along these zones.

     7. Main stage mineralization associated with multiple generations of quartz veining and chlorite alteration during the peak of deformation and cleavage formation. Several broad phases of mineralization are recognised, although each phase is not necessarily developed at each deposit. The gross sequence, from oldest to youngest is:

          . silver-poor galena-sphalerite-minor chalcopyrite-gold mineralization at the Peak.

          . magnetite-native bismuth-bismuthinite-gold mineralization along the GCF.

          . magnetite-chalcopyrite +/- gold along the GCF and Gladstone-Great Cobar line of lode and chalcopyrite-pyrrhotite-pyrite-gold-minor galena mineralization at the Peak.

          Each stage is preceded by discrete stages of quartz veining as demonstrated by Jiang et al., (1995).

     8. Further shearing and dilation within the Peak orebody, causing segmentation of both the rhyolite body and the copper-gold mineralization along the Gecko Shear.

     9. Reactivation of early zones of shearing, particularly at the Peak where late stage thrusts dismember and displace the rhyolite body and the main stage mineralization. Most displacement is focused along the Polaris/Peak Shear.

     10. Late stage mineralization focused in dilations along the reactivated thrust faults. This mineralization typically comprises silver-rich sphalerite-galena-pyrrhotite-pyrite mineralization associated with black chlorite-talc alteration. Where it overprints main stage mineralization, it inherits a significant gold component.

Mineralization is contemporaneous with deformation and inversion of the Cobar Basin. Pulses of mineralization bracket the period extending from peak deformation (402 Ma for earliest cleavage at the Peak (Perkins et al., 1994)) through the waning stages of deformation (385 Ma for late stage mineralization at the Peak (Perkins et al., 1994)).

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4.6  MINERALIZATION

The mineralization descriptions in this section of the report are taken from internal PGM documents and a paper published by PGM staff in "The Cobar Gold Field - a 1996 Perspective", published by the Australasian Institute of Mining and Metallurgy. The locations of the principal deposits of interest belonging to PGM in the Cobar area and described below can be seen in Figure 4.4-4.

4.6.1     THE GREAT CHESNEY FAULT

From north to south along the GCF the principal deposits of interest to PGM, based primarily on the presence of identified mineral resources and ore reserves, are the New Cobar, Chesney and New Occidental mines

4.6.1.1   THE NEW COBAR DEPOSIT

DEPOSIT SETTING AND MORPHOLOGY

The New Cobar gold deposit is located approximately 2.5 km north of the New Occidental Mine on the GCF. It occurs within a late north-northwest trending shear zone developed entirely within siltstones and lesser sandstones of the Great Cobar Slate immediately to the west of the contact thrust. The orebody flanks a pronounced bend in the contact thrust and occurs on the southwestern side of a broad silicified ridge (ERA, 1987). At its northern end the New Cobar mineralization is only 20 m from the contact thrust but diverges rapidly to the south and is up to 150 m from the thrust at its southern extent. The surface geology of the New Cobar deposit is shown in Figure 4.6-1 (Note: mullock = waste rock).

Mineralization is characterized by a stockwork of pyrrhotite-chalcopyrite-gold veins, which overprint an older quartz-magnetite vein stockwork. Both stockworks are characterized by gradational margins. The mineralization is developed over a strike length of some 500 m, with most focussed in a central zone 300 m long by up to 35 m wide; that strikes north-south, dips steeply to the east, and plunges steeply to the north, parallel to regional cleavage. Bedding dips steeply to the west. The contact thrust is apparently unmineralized in the New Cobar area.

The New Cobar deposit has been overprinted by a relict lateritic weathering profile. Mineralization has been subdivided into five domains based on oxidation and weathering related metal depletion as outlined in Table 4.6-1 below.

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                                  Figure 4.6-1
                    SURFACE GEOLOGY OF THE NEW COBAR DEPOSIT

[GRAPHIC APPEARS HERE]

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                                   Table 4.6-1
                   NEW COBAR OXIDIZED MINERALIZATION DOMAINS

--------------------------------------------------------------------------------
Near Surface       LOX       Leached oxidized. Completely oxidized, with
                  (LMX)      significant surficial Au (and Cu) leaching.
               -----------------------------------------------------------------
                   COX       Completely oxidized, with no significant Au
                             leaching. (The upper part of the domain is
                             typically strongly depleted  in Cu, and has been
                             termed the DOX or MCX zone by some workers.  The
                             basal portion, with some secondary copper, is
                             known as BCX
               -----------------------------------------------------------------
                   POX       Partially oxidized. Moderately depleted in Cu.
               -----------------------------------------------------------------
                   FOX       Fracture oxidized. (Less than 1 % oxidation, with
                             ox. restricted to fractures).  Local weak Cu
                             enrichment (chalcocite on fractures).
               -----------------------------------------------------------------
Deepest            NOX       Non oxidized. Thin cap of weak primary Cu
                             enrichment locally developed at top of domain.
--------------------------------------------------------------------------------

Secondary mineralization at the prospect has not been studied in detail. This aside, the LOX and COX domains have been strongly depleted in copper, with the chalcopyrite weathering to malachite, lesser azurite, and subordinate cuprite. The POX zone has been moderately depleted in copper, and is characterized by malachite, and lesser azurite; with minor chalcocite at the base of the zone. The FOX zone is possibly slightly enriched in copper. Copper mineralogy in the zone is characterized by chalcopyrite, with significant chalcocite, and minor native copper. The NOX zone is locally capped by a thin zone of weak primary enrichment. This cap is characterized by minor chalcocite and native copper, and is at most a few metres thick. Weathering related mineral zonation is summarised in Figure 4.6-2.

Open pit mining is currently underway at the New Cobar mine.

DISTRIBUTION OF MINERALIZATION

The New Cobar deposit contains four steep east-dipping and steep north-plunging lenses of gold-copper mineralization. All lodes are associated with curvi-linear sections of the host shears, with concavity to the east (Mulholland and Rayner, 1961). This curvature appears to be related to the intersection of northwest-trending structures with the main north-northwest-trending shears. From north to south they are:

     1. The Jubilee Lode (located at 16400 N) is a narrow north-northwest trending lode approximately 3 to 6 m wide and 50 m long (Gilligan and Byrnes, 1995) at the northern extremity of the deposit. The lode is characterized by sharp to rapidly gradational margins, relatively low gold/copper ratios, and accounts for only a small proportion of historical production at the mine. The lode has been traced vertically to a depth of 200 m below surface (mbs) where it appears to bottom out.

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                                  Figure 4.6-2
              CROSS-SECTION THROUGH THE NEW COBAR OPEN PIT SHOWING
                               OXIDATION PROFILES

[GRAPHIC APPEARS HERE]

     2. The Northern Lode occurs immediately along strike from the Jubilee Lode (in the northern half of the historical open cut, approximately 16200N to 16300N) and is separated from this lode by a zone of barren quartz veining and silicified quartz breccia. The northern lode trends north-northwest, is 6 to 12 m thick and is 60 to 80 m long. A rapid thinning of the lode below 400 mbs is apparently associated with a steepening in the dip of the lode (Sullivan, 1947).

     3. The Southern Lode occurs immediately along strike from the Northern Lode (in the southern half of the historical open cut, approximately 16100N to 16200N) and is separated from this lode by a short narrower zone of barren quartz veining and silicified quartz breccia. The Southern Lode trends north-northwest, is 6 to 12 m thick and is 60 to 80 m long. It has been traced to 700 mbs by drilling and is apparently open-ended. The Southern and Northern lodes were the most productive lodes in the deposit and are collectively referred to as the Main Lode (Sullivan, 1947). The Main Lode is typified by gradational margins, relatively high gold/copper ratios, and has been the most productive lode at the deposit.

     4. The Western Lode is located 60 m to the west of the Southern Lode (immediately adjacent to the Main shaft). It trends northwest and is approximately 2 to 5 m wide and

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          50 m long (Gilligan and Byrnes, 1995). The Western Lode does not crop out and is first discernible at 200 m from surface, has been traced with diamond drilling to 500 mbs and is open at depth. Gilligan and Byrne (1995) note that the dip of the Western Lode shallows from 80 DEG. to 70 DEG. and gold grades in the lode improve dramatically. They also contest that the Western Lode merges with the Main Lode at depth, although this is based on a single drill hole intersect.

The various lodes at New Cobar appear to be stacked, becoming progressively deeper to the south. Both Sullivan (1947) and Mulholland and Rayner (1961) believe that the New Cobar lodes follow the fold in the contact thrust down plunge to the north, even though the stacking of the lodes suggests an overall pitch of the deposit to the south.

LODE MORPHOLOGY AND ASSOCIATED ALTERATION AND MINERALIZATION

The New Cobar deposit demonstrates a remarkably similar alteration and mineralization paragenesis to that of the New Occidental:

     1.   Pre-cleavage pervasive silicification, now strongly brecciated.

     2. Pre-cleavage white quartz veining, now ptygmatic, brecciated and strongly boudinaged.

     3. Cleavage-parallel quartz veining and coeval pervasive green chlorite alteration, associated with a distinctive set of conjugate subhorizontal quartz veins and a set of northwest-trending subvertical quartz veins. The veins comprise complex quartz breccias, typically with abundant angular cleaved and chlorite-altered sedimentary fragments and colloform quartz-chlorite veins. Gold and base metals are associated with these vein types and include at least three pulses of mineralization (oldest to youngest).

          .    colloform banded quartz-magnetite veins.
          .    chalcopyrite-pyrrhotite-pyrite splashes and veins.
          .    galena-sphalerite-pyrrhotite veins.

          Gold mineralization at New Cobar is also associated with native bismuth and bismuthinite, and together generally occur as extremely fine-grained inclusions in the magnetite veins and with the chalcopyrite-pyrrhotite veining. The New Cobar mineralization is characterized by a much higher copper content (0.8 to 1.2 % Cu) than the New Occidental deposit (0.1 to 0.2 % Cu) and by a broad halo of strong pyrite veining. Veining and mineralization are interpreted to be synchronous with peak cleavage development (Glen, 1987b).

     4.   Post-cleavage quartz-carbonate veining.

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4.6.1.2        CHESNEY

DEPOSIT SETTING AND MORPHOLOGY

The Chesney copper-gold deposit is located approximately 1.8 km north of the New Occidental mine and 600 m south of New Cobar on the GCF. The deposit is associated with a late north-northwest trending shear zone located approximately 30 m to the west of and parallel to the contact thrust. This shear zone is developed entirely within siltstones-lesser sandstones of the Great Cobar Slate and occurs along strike from, and to the south of, a warp in the contact thrust (Sullivan, 1947; Mulholland and Rayner, 1961; and Glen, 1987b). Minor mineralization is also present along the contact thrust (Andrews, 1911). The Chesney deposit is located on the western flank of a broad silicified ridge (ERA, 1987). The deposit is approximately 200 m long and up to 25 m wide, plunges steeply to the north (80 to 85 DEG.) and dips steeply to the east
(85 DEG.), parallel to the regional cleavage (Mulholland and Rayner, 1961).
Near surface oxidized mineralization is known to exist. The surface geology of the Chesney deposit is similar to that seen at the nearby New Cobar deposit (see Figure 4.6-3).

As at New Cobar the oxide mineralization has been subdivided into domains. At Chesney four domains based on oxidation and weathering related metal depletion have recognized as set out in Table 4.6-2 below.

                                   Table 4.6-2
                    CHESNEY OXIDIZED MINERALIZATION DOMAINS

--------------------------------------------------------------------------------
Highest            DOX       Completely oxidized, with significant surficial Cu
                             leaching. Typically 30m thick.
               -----------------------------------------------------------------
                   COX       Completely oxidized, with no significant Cu
                             leaching. The thickness varies from l-30m
                             (depending on the depth of Cu depletion).
               -----------------------------------------------------------------
                   POX       Partially oxidized. Typically 30m thick.
               -----------------------------------------------------------------
Lowest             NOX       Non oxidized
--------------------------------------------------------------------------------

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                                  Figure 4.6-3
              CENTRAL AREA GEOLOGY FROM NEW OCCIDENTAL TO NEW COBAR

[GRAPHIC APPEARS HERE]

A new shaft was sunk on the Chesney deposit in the 1970's but was never connected to the mine workings. No current exploration or mining activity is taking place. (See Figure 4.6-4).

DISTRIBUTION OF MINERALIZATION

The Chesney deposit comprises three lodes:

     1. The Main Lode occupies the north-northwest trending shear outboard of the contact thrust and within the Great Cobar Slate. It has an attenuated S-shape (Phillips, 1987) and comprises two short shoots of gold-copper mineralization, the Northern and Southern gold shoots, separated by a central north-northwest trending narrow zone of low-grade copper mineralization (Sullivan, 1947). The gold shoots are pipe-like bodies,

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                                  Figure 4.6-4
                         NEW COBAR-CHESNEY LONG SECTION

[GRAPHIC APPEARS HERE]

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          each approximately 30 m long and 10 to 20 m wide, whilst the intervening copper lode is up to 150 m long and 10 m thick. The gold shoots occur at the intersection of the main north-northwest-trending shear and a series north-west-trending cross-shears. These cross-shears serve also to define the northern and southern limits of the Chesney mineralization and are interpreted to extend eastwards across the contact thrust to the East Lode. Sub-horizontal joints and shears are also apparently associated with higher grades of mineralization. Both shoots plunge steeply to the north and dip steeply to the east. The Northern shoot crops out at surface and is associated with a prominent zone of silicification and brecciation. It appears to die out below 250 m from surface (Sullivan, 1947). The Southern shoot was first encountered in the mine workings at a depth of 200 mbs and is open-ended beneath the deepest workings at 300 m from surface (Mulholland and Rayner, 1961); and

     2. The East Lode is a poorly defined, narrow, 2 to 3 m thick gold lode developed on the contact thrust over a distance of 200 m (Gilligan and Byrnes, 1995). Mineralization is apparently developed where the northwest-trending faults controlling the gold shoots in the Main lode intersect the contact thrust. The East lode was apparently only worked to shallow depths and little is known of its vertical extent (Mulholland and Rayner, 1961).

     3. The Eastern Copper zone is located in the hanging-wall of the GCF. Mineralization is hosted by chalcopyrite bearing quartz veins in the Chesney Formation, but contains insignificant gold.

Secondary mineralization has not been studied in detail. The current understanding is that the DOX domain has been strongly depleted in copper. The POX zone is characterized by native copper, malachite, and lesser azurite, with minor chalcocite at the base of the zone.

LODE MORPHOLOGY AND ASSOCIATED ALTERATION AND MINERALIZATION

The Chesney mineralization comprise zones of intense silicification and quartz vein breccia hosting chalcopyrite-pyrrhotite-magnetite mineralization. Gold demonstrates an intimate association with native bismuth and bismuthinite. Minor galena-sphalerite and pyrite are also present. The Chesney lodes are associated with a broad green chlorite alteration halo (Andrews, 1911; Gilligan and Byrnes, 1995).

Jiang et al., (1995b) identified a six stage paragenetic sequence for the Chesney deposit which comprises five stages of quartz veining ranging from early cleavage-parallel veins to later fibrous cross-cutting veins overprinted by a sixth stage of vein-type chlorite-chalcopyrite-sphalerite-galena-pyrrhotite-pyrite-lesser native gold and silver mineralization.

Jiang et al., (1995b) argue on the basis of isotopic and geochemical studies that the fluids responsible for the stages of quartz veining demonstrate progressive increases in temperature and salinity, indicating increasing metamorphic fluid activity. The sulphide mineralization is interpreted to have formed from prograde fluids close to the peak of deformation in the Early Devonian.

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4.6.1.3        THE NEW OCCIDENTAL DEPOSIT

LITHOLOGY OF THE HOST SEQUENCES

Geological mapping by PGM of the New Occidental mine environs (see Figure 4.6-5) and logging of drill core has identified a minimum thickness of 500 m of Upper Chesney Formation along the eastern side of the GCF. The GCF truncates this sequence. The Chesney Formation is upward facing and dips generally steeply to the west-southwest. It comprises medium-thick bedded, graded-bedded, coarse-grained lithic sandstone and muddy siltstone.

The top of the Chesney Formation, as defined by the Transition Unit, crops out in the south end the New Occidental open cut. Interbedded sandstones and siltstones of the lower Transition Unit grade up into a sequence of finely bedded calcareous siltstones and mudstones. Carbonate detritus dominates the coarser silt bases of individual siltstone beds. This carbonate is best preserved in undeformed and unaltered parts of the stratigraphy, for example, south of the tailings stacks. The top of the Transition Unit, and hence the break between the Chesney Formation and overlying Great Cobar Slate, crops out south of the New Occidental tailings stacks. It is arbitrarily defined by the change from well-bedded mudstone and fine-grained siltstone to relatively poorly bedded mudstone and siltstone. The Transition Unit is estimated to be in the range of 60-80 m thick. Thus a full conformable sequence of upper Chesney Formation and lower Great Cobar Slate is interpreted to be exposed on the eastern side of the GCF in the New Occidental mine environs.

The Great Cobar Slate, which also crops out along the western side of the GCF in the New Occidental mine environs, comprises relatively featureless muddy siltstone and mudstone with occasional rare carbonate nodules. Bedding, where present, indicates that the Great Cobar Slate also dips steeply to the west-southwest.

MACROSCOPIC STRUCTURE

Structural observations in the New Occidental deposit area has resulted in the definition of two domains separated by the New Occidental deposit and the host GCF. The eastern domain comprises a series of south-southeast-plunging parasitic folds developed on the western limb of the Chesney-Nurri Anticline. These folds are transected by a prominent and ubiquitous macroscopic cleavage and are cut by a series of quartz-veined minor shears and faults that are parallel to this cleavage. Bedding steepens into the GCF/New Occidental deposit and the cleavage shows a concomitant increase in intensity without any apparent change in orientation.

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                                  Figure 4.6-5
                 GEOLOGY OF THE NEW OCCIDENTAL DEPOSIT ENVIRONS

[GRAPHIC APPEARS HERE]
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The western domain is less well resolved due to a paucity of drilling data and the lack of clear bedding measurements due to the relatively massive nature of the host siltstones and mudstones. It also appears to comprise a west dipping sequence and contains similar parasitic south-southeast-plunging folds. The Chesney-Nurri Fault itself contains abundant cleavage-parallel quartz veining and a sub-horizontal quartz-vein set that is orthogonal to the cleavage-parallel set.

DISTRIBUTION OF GOLD-MINERALIZED LODES

Gold mineralization occurs within several discrete quartz-veined lenses that together define a disc-shaped orebody approximately 200 m long and up to 25 m wide that extends down dip at least 1,200 m (Stegman and Pocock, 1996). The orebody is superimposed on the Chesney Formation-Great Cobar Slate contact and parallels the trace of the GCF. The orebody plunges steeply to the north (80 to 85 DEG.) parallel to L2 lineation and dips steeply to the east (85 DEG.) parallel to S2 (Mulholland and Rayner, 1961; Stegman and Pocock, 1996).

The New Occidental orebody comprises at least six lodes developed along a network of generally north-northwest to northwest-trending curvi-linear shears (see Figure 4.6-6). The curvature of the shears is concave to the east. Most mineralization occurs within two main north-northwest trending lenses, the Eastern and Western Lodes that define a wishbone-shape coalescing at the southern end of the orebody. Both lodes are 5 to 15 m thick and, at the southern end of the orebody are collectively 25 m thick. The Eastern Lode is developed within a shear on the Chesney Formation-Great Cobar Slate contact whilst the Western Lode occurs along a shear within the Great Cobar Slate. Mulholland and Rayner (1961) thought that these lodes may converge at depth to form a single but much thicker lode. However, recent drilling by PGM confirms that both lodes remain separated at depth. A third 3- to 5-m thick lens, the Gossan lode, occupies an additional parallel shear further to the west. A fourth blind lens, the Galena-Sphalerite Lode, has been intersected over narrow intervals (<5 m) in workings to the west of the Gossan Lode and is apparently parallel to the other lodes. PGM's deeper drilling failed to find any indication of this lode below the present level of workings (approximately 560 mbs). It appears to be restricted to the top 200 to 300 m of the deposit. Several northwest trending cross shears link between these main shears. A small fifth lode, the Bowman's Lode, is developed within the eastern shear north of the eastern lode where the east shear enters the Chesney Formation sandstones. A sixth lode, the Albion Lode, also within the Chesney Formation, occurs at the northern termination of the eastern shear where it intersects another north-west-trending cross-shear. Both the Bowman's and Albion Lodes are 1 to 3 m thick and less than 40 m long. All lodes at the New Occidental demonstrate considerable vertical continuity, with the principal lodes having been individually defined over depth extents in excess of 1,000 m (Sullivan, 1947; Mulholland and Rayner, 1961; Stegman and Pocock, 1996).

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                                  Figure 4.6-6
             DETAILED SURFACE GEOLOGY OF THE NEW OCCIDENTAL DEPOSIT
                  SHOWING THE MAIN ZONES OF GOLD MINERALIZATION
                       (FROM MULHOLLAND AND RAYNER, 1961)

[GRAPHIC APPEARS HERE]

Long-section and cross-section views (looking west or north) of the New Occidental lodes are shown in Figure 4.6-7, Figure 4.6-8 respectively, presenting evaluation drill results as of the May, 2000 mining feasibility study.

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                                  Figure 4.6-7
            DETAILED LONG SECTION THROUGH THE NEW OCCIDENTAL DEPOSIT

[GRAPHIC APPEARS HERE]
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                                  Figure 4.6-8
            DETAILED CROSS-SECTION THROUGH THE NEW OCCIDENTAL DEPOSIT

[GRAPHIC APPEARS HERE]
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QUARTZ VEIN ASSEMBLAGES IN THE NEW OCCIDENTAL DEPOSIT

Detailed logging of drill core indicates three distinctive vein orientations with in the New Occidental deposit (see Figure 4.6-9):

     . Vein Type 1 - Strongly deformed and ptygmatically folded cross-fibred quartz veins. These veins are often grossly orthogonal to S2 cleavage which is axial planar to folds in these veins. They probably represent an early phase of sub-horizontal extensional veining;

     . Vein Type 2 - S2 cleavage-parallel veins that constitute the majority of quartz veins (~90 %) in the New Occidental deposit. Sub-types recognised within this set include:

          . Vein Type 2A - Cross-fibred to fine comb quartz veins containing common trails of chlorite and wall rock inclusions that define a history of vein growth by repetitive incremental cracking and sealing of the veins. This vein type often occurs as fill within irregular S2 cleavage-parallel jigsaw breccias;
          . Vein Type 2B - Composite zones of colloform and cockade quartz veining. Veins are nucleated on multiple angular, rotated, cleaved and quartz veined siltstone and sandstone fragments. Quartz veining within these rimmed wall rock fragments appears to belong to Vein Type 2A; and
          . Vein Type 2C - Massive to slip-fibred and laminated microcrystalline fault quartz veins that contain occasional sheared and well-cleaved and rotated fragments of sandstone and siltstone. Fibres, where present, are generally oriented sub-parallel to vein walls and parallel to L2; and

     . Vein Type 3 - Shallow-dipping cross-fibred veins that are orthogonal to the S2 cleavage-parallel vein type. Fibres are oriented normal to vein walls and sub-parallel to the S2 cleavage and L2 lineation. This vein type represents less than 5 % of the total vein population in the New Occidental deposit. Two sub-types are recognised within this vein type based on overprinting relationships:

          . Vein Type 3A - Deformed, in places boudinaged, shallow-dipping microcrystalline anhedral buck (bull) quartz veins that show ambiguous overprinting relationships with S2 cleavage-parallel Type 2C veins; and
          . Vein Type 3B - Undeformed shallow-dipping cross-fibred to fine comb quartz veins that overprint and slightly offset all other vein types including the steep-dipping Type 2C veins.

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                                  Figure 4.6-9
         QUARTZ VEIN TYPES IDENTIFIED WITHIN THE NEW OCCIDENTAL DEPOSIT

[GRAPHIC APPEARS HERE]

Together, these six vein types/sub-types chronicle multiple phases of quartz veining formed throughout the main D2 deformation. Vein Type 1, which has been clearly deformed and folded about S2 cleavage, probably formed in the early stages of S2 cleavage development or predates

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it. Type 2 veins contain wall rock fragments that possess an S2 cleavage. Wall rock fragments within Type 2A and 2B veins contain a weak to moderately developed S2 cleavage whilst fragments within Type 2C veins appear to be more strongly cleaved and altered. Such relationships indicate that these veins formed during S2 cleavage development, with Type 2C veins forming at or around peak cleavage development. Type 3A veins, which are also deformed and brecciated, appear to be coeval with the Type 2C veins. However, the undeformed Type 3B veins are likely to have been formed in the waning stages of S2 cleavage development. Vein characteristics and their relationship to cleavage formation is illustrated in Figure 4.6-9. This vein geometry indicates a prolonged history of repeated fault displacement that is characterized by cyclic hydrothermal precipitation and significant deformation of earlier formed veining. The widespread presence of open-space filling colloform and cockade veining associated with jigsaw breccias in the core of the deposit indicate that early stages of fault movement produced zones of significant dilation, which ultimately focussed fluid flow and mineralization.

MINERALIZATION SEQUENCE WITHIN THE NEW OCCIDENTAL DEPOSIT

Geological logging of 51 diamond drill core intersections from the New Occidental deposit has allowed a broad paragenetic sequence to be developed. In addition, multi-element assays of drill core samples have been used to confirm mineral associations. All diamond drill core intersections from the New Occidental deposit were assayed for gold, silver, arsenic, bismuth, copper, iron, manganese, lead, antimony and zinc.

Very detailed transmitted and reflected light microscopy, in conjunction with both qualitative and quantitative scanning electron microscopy (SEM), was undertaken on selected drill core samples by Dr. Ivan Reynolds of RTP Research & Technology Development (Reynolds, 1998; 1999a,b). These studies provided considerable additional detail on specific mineral associations within the broad framework identified by geological logging of the drill core. This was considered particularly critical given the extremely fine-grained nature of a significant number of the sulphide phases in the New Occidental deposit. In particular, quantitative SEM was used to provide chemical analyses of a variety of gangue and ore minerals that confirm apparent visual changes in mineral composition through the paragenetic sequence. The SEM studies also identified several new mineral phases.

Infrared spectrometer measurements of drill core pulps using a PIMA portable spectrometer have also been used to identify changes in phyllosilicate alteration mineralogy throughout and peripheral to the New Occidental deposit.

A complex 7-stage paragenetic sequence has been developed for the New Occidental mineralization. This sequence is more detailed than that available for the other deposits in the Cobar area. The sequence, which is summarised in Figure 4.6-10, comprises:

     1. An oxide assemblage comprising magnetite-trace scheelite/cassiterite/wolframite as seams along brecciated margins of Type 2A veins. Remnants of this mineralization are present in the hanging wall of the deposit.

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     2.   A gold-bismuth assemblage comprising two parts.

          . A sulphur-poor assemblage of extremely fine-grained and-high fineness (>950 fineness) gold, maldonite (Au//2//Bi), native bismuth, selenium-rich ikunolite (Bi//4//Se//3//- Bi//4//S3 solid solution series), clausthalite (PbSe-PbS solid solution series) and other rare bismuth selenides associated with the earliest fine grained phases of Type 2B veining. It seems likely that this assemblage is also associated with Fe-rich chlorite alteration. Other minor gold-bearing phases like aurostibite (AuSb//2//) also appear to be associated with this assemblage.

          . Progressive evolution of the Stage 2A sulphur-deficient assemblage to a more sulphur-rich assemblage of sulphur-rich ikunolite, galena and minor pyrrhotite, generally associated with the latter coarse grained quartz within Type 2B veins.

     3. An overprinting assemblage of a brittle mica - iron-rich stilpnomelane (Fe,Mg)//8//(Si, Al)//12//(O,OH)//12// that is associated with minor fine grained gold (850-900 fineness), bismuthinite (Bi//2//S//3//) and newoccidentallite (Bi//5//AuS//4//). The latter two minerals extensively replace and rim earlier formed Stage 2A gold, maldonite and native bismuth.

     4. An overprinting assemblage of distinctive green more magnesium-rich chlorite that is associated with Type 2C and 3A quartz veins. Coarse-grained arsenopyrite is preferentially developed within "veins" of this chlorite. The arsenopyrite contains minor inclusions of Stage 2A gold and bismuth.

     5. Overprinting chalcopyrite-pyrrhotite mineralization that contains minor coarser grained silver-rich gold or electrum (500-750 fineness). The gold grains often contain silver-poor cores that are compositionally similar to the gold formed in Stage 2. The chalcopyrite-pyrrhotite mineralization overprints all quartz vein types and is preferentially developed in the footwall of the deposit. Pyrite and limited chalcopyrite replacement of early-formed magnetite in the hanging wall of the deposit is tentatively correlated with this stage of mineralization.

     6. Minor late-stage sphalerite-galena-pyrrhotite veins that are associated with magnesium-rich black chlorite and talc-carbonate alteration.

     7. Very minor pyrite-calcite veining that is approximately coeval with Type 3B quartz veining.

This paragenesis highlights a pronounced trend of early oxide mineralization through sulphur-deficient assemblages to final sulphur-rich mineralization. It also indicates that the timing of the gold mineralization is very early relative to the base metal mineralization and that there has potentially been significant remobilization of gold during subsequent stages of mineralization, particularly with the Stage 5 chalcopyrite-pyrrhotite mineralization.

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                                  Figure 4.6-10
          DETAILED PARAGENETIC SEQUENCE FOR THE NEW OCCIDENTAL OREBODY

[GRAPHIC APPEARS HERE]

The New Occidental deposit differs from the other gold deposits in the Cobar gold field by being relatively base metal-poor and bismuth-rich (see Table 4.6-3). For example, the early stages of bismuth-rich mineralization are well developed and the late stage overprinting base metal mineralization is more poorly developed at the New Occidental relative to the other deposits in the field.

                                   Table 4.6-3
        COMPARISON OF METAL CONTENTS OF DEPOSITS IN THE COBAR GOLD FIELD

-----------------------------------------------------------------------
                 NEW OCCIDENTAL     PEAK       NEW COBAR    GREAT COBAR
-----------------------------------------------------------------------
Bismuth              1200 ppm      20-50 ppm  100-200 ppm     20-50 ppm
-----------------------------------------------------------------------
Copper                0.1%           0.7%         0.8%          2.5%
-----------------------------------------------------------------------
Lead                  0.1%           1.0%        <0.1%         <0.1%
-----------------------------------------------------------------------
Zinc                  0.1%           1.0%        <0.1%         <0.1%
-----------------------------------------------------------------------
Iron Sulphides         *1%           **5%         2-5%          2-5%
-----------------------------------------------------------------------
Magnetite            *0.1%        Absent            1%          1-2%
-----------------------------------------------------------------------
*  Less than
** Greater than

As would be expected from the mineralization sequence outlined above, bismuth is strongly correlated with gold in the New Occidental deposit. However, the other major base metals in the New Occidental deposit show only a weak correlation with gold. Copper tends to be best

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developed in the footwall (western side) of the deposit and only overlaps with significant gold mineralization at the northern end. Arsenic is also localized in the footwall of the deposit, but rarely overlaps with the gold mineralization. Lead and zinc tend to occur in the centre of the deposit and overlap with the main gold lenses. However, the lead and zinc do not extend as far north and south as do the gold lenses. Figure 4.6-11 shows the distribution of major elements within the New Occidental deposit on the 9500m RL (relative elevation) based on drill hole intersections.

                                 Figure 4.6-11
              SUMMARY OF BASE METAL DISTRIBUTIONS OF THE 9500M RL

[GRAPHIC APPEARS HERE]

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The gold mineralization is localized about the central quartz breccia. The
Eastern Lode is localized about the eastern contact of this quartz breccia whilst the Western Lode occurs within the quartz breccia. The Gossan Lode is localized in and around the western limit of the main body of quartz breccia. The deposit is enclosed within a broad quartz vein and Fe-rich chlorite halo that extends well beyond the gold mineralization. Magnetite is largely restricted to the hangingwall (eastern side) of the deposit and overlaps with the gold mineralization in the Eastern Lode position. Localized pockets of residual magnetite have also been observed within both the Eastern and Western Lodes. Stilpnomelane alteration is largely present in the central part of the deposit and is especially well developed in the Eastern and Western gold lodes. In contrast, the magnesian-chlorite overprint is largely restricted to the footwall of the deposit where it overlaps with the Gossan Lode and northern part of the Western Lode. A minor amount of this alteration is also present in the hangingwall of the deposit. Its disposition within the New Occidental deposit mirrors that of copper and arsenic.

Overall, it can be seen that the locus of mineralization has shifted from the eastern side of the deposit to the western side through time. Mineralization Type 1 is located largely in the hangingwall, Types 2 and 3 mineralization are located in the central part of the deposit whilst Types 4 and 5 largely occur in the footwall. Type 6 mineralization is best developed in the central part of the deposit, although this style of mineralization has also been observed in the upper levels of the historical workings in a position to the west of the Gossan Lode. Figure 4.6-12 and Figure 4.6-13 show the distribution of major gangue phases within the New Occidental deposit on the 9500m RL.

4.6.2     THE PEAK SHEAR

From north to south along the Peak Shear the principal deposits of interest to PGM, based on the presence of significant infrastructure and identified mineral resources and ore reserves, are the Peak Mine and Perseverance deposit.

4.6.2.1   THE PEAK DEPOSIT

DEPOSIT SETTING

The Peak gold-base metal deposit is located 9 km south of the town of Cobar on the western flank of a ridge called The Peak. The deposit occurs within and immediately peripheral to the central section of the Peak Shear zone, vertically below the Conqueror, Brown and Big Lodes. Whilst the near-surface mineralization occurs at or near the intersection of the Peak Shear and the conformable Great Cobar Slate-Chesney Formation contact, the Peak orebody and the host shears lie vertically below the Chesney Formation-Great Cobar Slate contact, within the Chesney Formation itself. The deposit is localized about the apical portions of a series of flow-banded rhyolite and rhyolitic sub volcanic breccia bodies. These rhyolites and rhyolitic breccias do not crop out and are only known from drill core and underground openings. These bodies are shallowest in the centre of the Peak deposit where they are 450 m from surface. They are known to extend at least 1,000 m south, 500 m north and 300 m east of the deposit. (See Figure 4.6.14).

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                                  Figure 4.6-12
              SUMMARY OF MAGNETITE, QUARTZ BRECCIA, QUARTZ VEIN AND FE-CHLORITE ALTERATION DISTRIBUTIONS OF THE 9500M RL

[GRAPHIC APPEARS HERE]

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                                  Figure 4.6-13
                    SUMMARY OF STILPNOMELANE AND MG-CHLORITE
                    ALTERATION DISTRIBUTIONS OF THE 9500M RL

[GRAPHIC APPEARS HERE]

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                                  Figure 4.6-14
                             PEAK MINE AREA GEOLOGY
                                    PLAN VIEW

[GRAPHIC APPEARS HERE]

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The Peak orebody lies between 300 m and 700 m from surface and extends over a strike length of 300 m along the Peak Shear. In a broad sense, the deposit is vertically elongate parallel to the dominant steep west dipping cleavage and the strike of the Peak Shear zone. The mineralized system is thickest around the volcanics where it attains a maximum thickness of 150 m, and it rapidly tapers upwards into the overlying sediments along the shear zones.

LITHOLOGIES PRESENT AT PEAK

The Peak deposit is hosted in sandstones and siltstones of the Chesney Formation and rhyolitic sub volcanics and volcanic breccias of uncertain affinity. The sediments have been described previously by numerous authors including Glen
(1994) and Rayner (1961).

At least three separate fault bound bodies of rhyolite/rhyolitic breccia are present in the Peak deposit. These bodies comprise a fine-grained flow-banded core within an envelope of often coarse breccia. Contacts between the two rock-types are transitional over distances of several metres.

The core of the rhyolite and rhyolitic breccia bodies consists of potassium feldspar, chlorite, quartz and sericite altered, devitrified glassy, scoriaceous flow-banded rhyolite. Banding is defined by a weak primary layering of varying proportions of quartz and potassium feldspar, representing flow layering. The unit is vertically elongate and dips steeply west, is up to 50 m thick and extends no higher than 400 mbs (see Figure 4.6-15).

To the immediate east and above the rhyolite core, and to a lesser extent to the west, are pervasive quartz, potassium feldspar, sericite and chlorite altered, variably clast- and matrix-supported, poorly sorted, monomictic lithic sub volcanic breccias with fine quartz, potassium feldspar and sericite matrix.

Lesser tectonic breccia, comprising angular clasts of sediment and volcanic material in a quartz-dominated matrix, are also present. These breccias are assumed by Jiang (1996) to be equivalent to what has been described here as volcanic breccia. However, the tectonic breccias are restricted to narrow shear zones, typically at the contact between the volcanic package and surrounding sediments. These shears and breccias are interpreted to have formed relatively late in the deformation history of the Peak Shear zone, post-dating the main deformation and mineralizing events.

The main breccia complex displays various textures indicating volcanic and sub volcanic emplacement of the felsic bodies approximately coeval with deposition of the Chesney Formation in Early Devonian time. Hyaloclastite textures, including fragments of volcanic material in an altered siltstone matrix, are observed on the northern margin of the eastern subvolcanic package. This is taken to indicate that the rhyolite was intruded into wet sediments with rapid quenching causing brecciation. Pontifex (1993) suggests the brecciation of the subvolcanics is primary, with some samples indicating turbulent flow brecciation within a lava.

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                                  Figure 4.6-15
                                PEAK MINE GEOLOGY
                                 SECTION 10530N

[GRAPHIC APPEARS HERE]

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PEAK DEPOSIT MINERALIZATION

The gold and base metal mineralization lies entirely within the broad Peak Shear zone, in a series of host structures that are spatially related to the dome-like bodies of flow-banded rhyolite and volcanic breccia described above.

The Peak orebody consists of seventeen discrete lenses of mineralization. The lenses generally strike and dip parallel to the pervasive regional cleavage, that is, they trend north-south and are sub-vertical to steep west dipping. Another series of northwest-trending, moderately southwest-dipping lenses are localized about the southern contact of the eastern rhyolitic body.

The lenses consist of a series of narrow, stacked en-echelon veins and are elliptical to thin lensoidal shapes in plan. The host structures have strong vertical continuity, persisting at depth below the currently defined ore body. Economic mineralization is less continuous within the host structures. Within each lens, gold grades are highly variable in all directions.

Four styles of gold and associated base metal mineralization occur at the Peak.

Sediment hosted

Sheeted veins, to 200 mm in width, consisting of quartz-sphalerite-galena-chalcopyrite-gold occur in zones of intensely silicified sandstones and lesser siltstones of the Chesney Formation. The vein sets are parallel to the well-developed, steep west dipping cleavage. The Western Lead Zinc (WLZ) lens is the largest example of this style of mineralization at Peak.

Contact zone hosted

The contact zone is the area of altered sediment at the sheared contact with rhyolite and volcanic breccia. These zones are of arcuate geometry and surround the western margin (and lesser eastern margin) of the sub volcanic bodies. The contact zones contain lenses of disseminated to semi-massive pyrrhotite-chalcopyrite-sphalerite-galena-gold mineralization with quartz gangue. The bulk of the mineralization lies within altered sediments, with minor variably mineralized sub volcanic material. Total sulphide content is typically greater than 10%.

The Copper lens is the largest of this style of mineralization, representing about 50% of Peak Mine contained gold.

Volcanic hosted

En-echelon quartz veins within riedel shears in the eastern volcanic breccia bodies host pyrrhotite-chalcopyrite-galena+/-sphalerite-gold mineralization. These lenses lie within the dominant cleavage and vary in thickness from one to twenty metres. The Terror lens is the largest lens of this style.

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Late stage shear hosted

Small discontinuous pods of banded to semi-massive sphalerite-galena-chalcopyrite-pyrrhotite-pyrite carrying high grade silver and patchy gold mineralization associated with black chlorite-talc-carbonate alteration are developed in late shears including the Peak/Polaris Shear and the Hecla Shear. Mineralization of this style persists to surface in the Peak/Polaris Shear and was exploited in the near-surface Conqueror, Brown and Blue workings. Gold grades are best developed in this mineralization where it is coincident with and directly above the main Peak orebodies, between 300 and 500 m from surface. This mineralization is interpreted to be a late stage remobilization phase.

Mineralization within the Polaris Shear has been intersected along strike and down-dip from the Peak Mine, to a depth of 1,000 mbs.

STRUCTURE OF THE PEAK OREBODY AND HOST SHEARS

Hinman and Scott (1990) first suggested that the unique, inhomogeneous nature of strain in the Peak area during deformation played a critical role in the alteration and mineralization events that resulted in the Peak orebody. While the folds throughout most of the Peak area demonstrate a consistent southerly plunge, Hinman (1992) mapped an area of doubly plunging folds in the central part of the Peak Shear zone coincident with the up dip projection of the Peak deposit. On the basis that the orientation of his S2 cleavage and L2 lineation (equivalent to Glen's (1987) S1 cleavage and L1 lineation) associated with these folds remains unchanged, Hinman interprets this fold pattern as indicative of inhomogeneous strain within the Peak Shear zone.

At the Peak, deformation causing shearing and bulk shortening has been focused in the sediments within zones of high competency contrast. The greatest competency contrast exists between the rigid rhyolitic subvolcanic units and the surrounding sandstones and siltstones. Lesser competency contrasts exist within the sedimentary package itself, between sandstones and siltstones and between zones of silicified material and lesser or non-silicified material.

The typically siliceous subvolcanic rocks show only minor evidence of shearing or bulk shortening. However, Hinman (1992) notes a weak, fine foliation, visible in thin section and parallel to the regional cleavage, in strongly chloritized volcanics.

Of the three shears mapped at surface, only the main Peak Shear is recognised in Peak Mine, where it is referred to as the Polaris Shear. The other component shears of the Peak Shear zone, the Blue and Lady Greaves shears, have only been confidently traced to about 150 mbs.

A complex array of shears has been outlined within the Peak deposit. The two principal shears within the deposit are the Polaris/Peak Shear which separates the western volcanic bodies from the eastern volcanic bodies, and a parallel shear which bounds the eastern volcanic bodies to the east. This latter shear may be the depth continuation of the Blue Shear. All other shears appear to be cross faults and splays off these two shear zones. Based on detailed mapping of the

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distribution of both the rhyolite bodies and the mineralization within the Peak deposit, three generations of shearing have been identified.

SYN-MAIN STAGE MINERALIZATION SHEARING

Zones of strong to intense penetrative cleavage development and tectonic brecciation up to 50 m wide are localized within variably altered sediments at the western margins of the rigid rhyolite bodies. These zones of shearing rapidly thin along strike away from the rhyolite bodies. The westernmost zone of shearing merges with the Peak Shear above the Peak orebody. Narrower, more discrete shears are also developed within the eastern rhyolite bodies. These latter shears are west-dipping and form a stacked en echelon array.

The bulk of Peak mineralization is localized within this generation of shears. These shears, even though obviously very intense, do not appear to have appreciably displaced either the Great Cobar Slate-Chesney Formation contact or the rhyolite bodies. Whilst displacement is minimal, sense of shear implied by the geometry of the dilational zones and stacking in the Eastern lenses is reverse west block up.

Post-Main Stage Mineralization Shearing

The Gecko Shear is restricted to the deposit environs and is a westerly downward splay off the Peak Shear. The Gecko Shear is interpreted to be a planar dilational zone with little or no displacement. The shear appears to have merely pulled apart the two western rhyolite bodies and dilated the contact mineralization, particularly Copper Lens. Again, the sense of dilation and orientation of the Gecko Shear relative to the Polaris/Peak Shear suggests a west block up sense of shear.

Syn-Late Stage Mineralization Thrusting

The Polaris/Peak and Blue Shears are interpreted to have been reactivated as thrust faults, post deposition of the main stage of mineralization in the Peak orebody. A series of cross-faults, including the Hecla Shear, link these two thrusts. These shears are characterized by black chlorite alteration. Displacement on the Polaris/Peak Shear is estimated to be approximately 250 m west block up with a minor (20 m) component of left-lateral strike slip, based on the following:

     . The Great Cobar Slate-Chesney Formation contact across the shear has a vertical offset of approximately 250 m.

     . The apparent offset of the rhyolite bodies west of the Polaris/Peak Shear relative to the eastern bodies. These bodies are interpreted to have been part of a single body prior to this phase of shearing. The western rhyolite bodies are interpreted to have been scalloped out of the side of the eastern body by the Peak Shear.

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     .    Mineralization on the western rhyolite contact has been dramatically offset from the eastern contact mineralization by movement on the Peak/Polaris Shear. In detail, Copper North mineralization is interpreted to be the down-dip extension of Repulse North and the southern parts of the Copper and Western Lead-Zinc Lenses are thought to be the down-dip extensions of the Repulse South Lens. Where the Peak/Polaris Shear intersects the contact mineralization it has remobilized this mineralization along the shear. For example, high grade Copper Lens mineralization overprinted by the Polaris Shear now has the character of the shear-hosted style of mineralization.

Displacement on the Blue Shear is estimated to be approximately 50 m west-block up on the basis of the offset of the Great Cobar Slate-Chesney Formation contact. The Hecla Shear is a northwest-southeast striking moderately southwest dipping shear which links between the Polaris/Peak Shear and Blue Shear and truncates the southern margin of the eastern rhyolite body. Striae on the shear planes suggest left-lateral strike-slip movement. The Hecla Shear terminates the shears within the eastern volcanic lens and is interpreted to have formed as a short-cut structure along the rhyolite-sediment contact.

A series of north south striking moderately west-dipping shears linking between the Polaris/Peak and Blue Shears at the base of the eastern rhyolite body dismember and displace both the rhyolite and the contained Eastern Lenses. Sense of displacement on these shears is 5 to 30 m west-block up.

MINERALIZATION, PARAGENESIS AND ASSOCIATED ALTERATION

A broad zone of sodium and lithium depletion coincides with the chloritized alteration envelope surrounding the Peak Shear zone (Robertson, 1983).

Hinman (1992) outlined five stages of mineralization within the Peak deposit, all of which postdate emplacement of the rhyolitic bodies:

     1.   Disseminated pyrite mineralization within high strain zones;

     2.   Minor quartz-calcite-pyrite veins;

     3. Silver-poor sphalerite-galena mineralization associated with zones of intense cleavage-parallel silicification of the host sediments;

     4. Vein-hosted and replacement-style quartz-rich pyrrhotite-chalcopyrite-(sphalerite-galena)-gold-electrum-chlorite-muscovite assemblages; and

     5. Silica-absent, black chlorite-(muscovite)-rich, silver-rich sphalerite-galena-pyrrhotite- pyrite-(chalcopyrite) mineralization in late shears.

Stages 3, 4 and 5 are the main ore-forming events. Stage 3 and 4 mineralization is synchronous with cleavage formation and the main period of deformation (Hinman's (1992) D2-3 and Glen's

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(1994) Dl). Stage 5 mineralization cross-cuts and overprints cleavage and is temporally associated with a later period of deformation (Hinman's (1992) D4).

4.6.2.2   THE PERSEVERANCE OREBODIES

LOCAL GEOLOGIC SETTING

The Perseverance deposits are part of the gold and base metal deposits of the Peak Shear system. The Peak Shear is the name given to a group of north-south trending, sub-vertical faults that host the underground Peak gold mine and surface deposits, Conqueror, Brown, Great South Peak, Perseverance and Big Lodes. Approximately 200 m east of, but parallel to and part of the Peak Shear is the Blue Shear and associated gold and silver mineral deposits, the Blue Lode and the Silver Peak. Two hundred metres further to the east is another parallel shear zone called the Lady Greaves Shear. The Lady Greaves Shear is host to the Lady Greaves gold mine. All the surface deposits are sediment hosted in fault related veins and breccias. Deposits of the Peak Shear typically have moderate chlorite alteration and variable quantities of pervasive silicification and quartz veining. (See Figure 4.6-15 in the Peak Mine section above)

Approximately 150 m west of, and parallel to, the Peak Shear lies the Perseverance Fault. West of the Perseverance Fault is a stratigraphic sequence comprised predominantly of an upwards fining package of sandstone and slate assigned to the Chesney Formation and Great Cobar Slate. East of the Perseverance Fault are variably chlorite altered, folded and crushed sediments of the lower Chesney Formation and a body of fine-grained, variably perlitic, peperitic, auto-brecciated or flow-banded, sub-intrusive rhyolite (see Figures 4.6-14 above and 4.6-16 and 4.6-17 below).

The dimensions of the rhyolite body are disproportionate such that the overall geometry is that of a long and narrow tabular block oriented roughly perpendicular to sedimentary layering, dipping 30 DEG. to 40 DEG. to the east and striking roughly parallel to stratigraphy and regional cleavage. In underground exposures the rhyolite margins are irregular and commonly diffuse as a result of brecciation and alteration. The rhyolite is interpreted to be continuous over at least a 2 km strike length as it is open to the south of Perseverance and approximately 1 km north of Peak, as shown by drilling from the New Occidental access drive. Its horizontal width varies between 100 m and 300 m and the root zone is at least 700 m east from where the rhyolite is faulted off against the Perseverance Fault.

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                                  Figure 4.6-16
         LONG SECTION VIEW OF THE PEAK RHYOLITE WITH EXPLORATION TARGETS
                                LOOKING NORTHEAST

[GRAPHIC APPEARS HERE]

Note: Figure 4.6-16 above is a north-easterly view of the Peak and Perseverance zones. Unlike the westerly and northerly sectional views, which are standard at PGM, this view was taken so as not to obscure the Peak Mine development behind the rhyolite.

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                                  Figure 4.6-17
                        PEAK TO PERSEVERANCE SITE GEOLOGY

[GRAPHIC APPEARS HERE]

The Peak Shear is shown east of Zone A. Perseverance Fault not shown.

DEPOSIT STYLE

The Perseverance deposits are deformed, fault hosted, sub-vertical gold and copper lenses approximately 800 m south of the Peak Mine, which is 9 km south of Cobar. The lenses are subdivided into four zones (A to D) based on geometry (see Figure 4.6-18). The Zone A lens is the closest to existing infrastructure and has the highest density of drilling. Zones B, C and D are less confidently defined lodes due to wider-spaced drilling.

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                                  Figure 4.6-18
                       OBLIQUE VIEW OF PERSEVERANCE ZONES
                                LOOKING NORTHWEST

[GRAPHIC APPEARS HERE]

The upper-most zone (Zone A) is between 820 m and 1,060 m deep and located 230 m east of the south exploration drive. It is hosted in the steeply east or west dipping, north-south striking, arcuate Perseverance Fault. Coarse native gold is associated with deformed quartz-chlorite veins in variably silica and chlorite altered breccias. The Perseverance Fault is overprinted by chalcopyrite-pyrrhotite-electrum and galena-sulphide mineralization containing remobilized gold. Zone A consists of three sub-parallel lenses side by side and variably between 1 m and 25 m horizontally apart, striking north-south
(340 DEG. magnetic) and dipping steeply to the west or vertical. Zone A is approximately 150 m long in the north-south direction and 240 m vertically. The three sub-lenses of Zone A are called, from west to east, Perseverance, Corvus and Scorpio (see Figure 4.6-19). The Corvus and Scorpio Shears are believed to be splays off of the Perseverance Fault. Mineralization becomes progressively less continuous in the eastern lenses. The Scorpio Lens mineralization immediately to the East of the Corvus Lens is characterized by erratic high gold with associated silver and molybdenum. Minor copper, if present, appears to be linked with bismuth and antimony. This style is akin to the small high grade ore shoots previously mined as part of the Peak orebody. The extreme nugget effect expected in this system makes it a high risk, but potentially high reward situation. However, its close proximity to the known ore body makes it a very attractive proposition

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                                  Figure 4.6-19
                   PERSEVERANCE ZONE A GEOLOGIC CROSS-SECTION

[GRAPHIC APPEARS HERE]

Gold and copper mineralization in Zones C and D are hosted in faults that are interpreted to be equivalent to the Perseverance Fault. Gold mineralization in Zone D is best developed in areas of intense chlorite alteration indicating fluid-wall rock interaction.

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Gold mineralization in Zone B is typically very high-grade but erratically distributed in narrow, fractures that are currently unable to be confidently traced over long vertical distances. The drilling density in Zone B is insufficient to accurately characterize the distribution and continuity of the gold bearing fractures. Typically Zone B has a low sulphide content with the most prevalent accessory mineral being pyrrhotite and chlorite.

Several other significant fault zones containing high-grade gold, copper, lead and zinc assays were intersected in the drilling program. Follow-up of these results has not been completed due to their location or immediate priority rating. None of these results are accounted for in the current orebody models.

ALTERATION

The regional metamorphic grade of the lower stratigraphic section of the Cobar Basin is green-schist facies. Locally around the Peak Shear metamorphic grades are interpreted to reach upper greenschist facies as indicated by the alteration of chlorite to biotite at the margins of chlorite aggregates. Silicification is also commonly associated with the fault zones as a pervasive addition to the chloritic psammites (sandstones). Table 4.6-4 lists habits and common associations of transparent gangue minerals.

                                   Table 4.6-4
               MAJOR ALTERATION MINERALS, HABIT AND ASSOCIATIONS

Alteration Mineral      Ideal Stoichiometry                                       Habit             Common Association
-----------------------------------------------------------------------------------------------------------------------------
Quartz (silica)         Si0//2//                                                  Massive and       Pervasive in shear zones.
                                                                                  crystalline       Antitaxial and syntaxial
                                                                                                    quartz veins, dog-tooth
                                                                                                    crystals.
-----------------------------------------------------------------------------------------------------------------------------
Chlorite (chamosite)    (Mg, Fe)//5//A1(Si//3//Al)0//10//(OH, O)//8//             Massive           Regionally pervasive.
                                                                                                    Intense within shear
                                                                                                    zones.
-----------------------------------------------------------------------------------------------------------------------------
Sericite (muscovite)    KAl//2//(Si//3//Al)O//10//(OH)//2//                       Massive           Sparse regionally,
                                                                                                    associated with shear
                                                                                                    zones and rhyolite
-----------------------------------------------------------------------------------------------------------------------------
Calcite                 CaCO//3//                                                 Crystalline       Intergrown with quartz in
                                                                                                    veins
-----------------------------------------------------------------------------------------------------------------------------
Biotite                 K(Mg, Fe/2+/)//3//(Al,Fe/3+/)Si//3//O//10//(OH, F)//2//   Alteration rims   Shear zones and quartz
                                                                                                    veins.
-----------------------------------------------------------------------------------------------------------------------------

It is interpreted that the regional green-schist alteration pre-dates main stage gold and sulphide mineralization. There is also evidence of significant levels of faulting and pressure induced strain in the sediments and rhyolite prior to gold and sulphide mineralization events.

HYDROTHERMAL MINERALOGY

Minerals identified to be associated with hydrothermal fluid activity are listed in Tables 4.6-5, 4.6-6 and 4.6-7. The predominant assemblages are chalcopyrite-pyrrhotite-(cubanite), sphalerite-galena, sphalerite-pyrrhotite, coarse-grained euhedral galena and arsenopyrite. Other

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minerals less frequently seen, or only seen in thin section and SEM, include minor precious metal tellurides, antimony and bismuth minerals and amalgams of gold, silver and bismuth. Mineralogical relationships are elaborated in Reynolds
(2000) and processing implications are discussed by Ratcliff (2001).

                                   TABLE 4.6-5
                 EARLY STAGE HYDROTHERMAL MINERALOGY - PRE-GOLD

                                         MINERALOGICAL RELATIONSHIP TO GOLD
MINERAL          IDEAL STOICHIOMETRY     POTENTIAL FOR REFRACTORY BEHAVIOUR
------------------------------------------------------------------------------------------
Scheelite        CaWO//4//               Not associated.
Rutile           TiO//2//
Ilmenite         FeTiO//3//
Sphene           CaTiSiO//5//
Molybdenite      MoS//2//                Not related. May be associated with the rhyolite.
Arsenopyrite     FeAsS                   Not related. Relationship with gold not known.

                                   TABLE 4.6-6
              MAIN STAGE (GOLD) HYDROTHERMAL-DEFORMATION MINERALOGY

                                         MINERALOGICAL RELATIONSHIP TO GOLD
MINERAL           IDEAL STOICHIOMETRY    POTENTIAL FOR REFRACTORY BEHAVIOUR
--------------------------------------------------------------------------------
Galena            PbS                    Early phases not related to Au. Late
                                         phases associated with Au by accessory
                                         minerals. Not refractory but could
                                         report to a Pb-Zn blend.
Sphalerite        (Zn, Fe)S
Bismuthinite      BiS//3//               Bismuth minerals apart from native
                                         bismuth are rare. Understood to be an
                                         alteration product of native Bi.
                                         Associated with gold. Quantity assures
                                         that it will not have a significant
                                         refractory affect.
Maldonite         AuBi//2//
Chalcopyrite      CuFeS//2//             Common.  Intimately associated with
                                         pyrrhotite, cubanite and electrum. Not
                                         considered refractory.
Cubanite          CuFe//2//S//3//        Occurs as ex-solution lamellae within
                                         chalcopyrite. Associated with electrum.
                                         Not considered refractory.
Pyrrhotite        Fe//1//-//x//S         Common. There are up to 3 phases of
                                         pyrrhotite. Stage 1 is rare and
                                         associated with high-fineness Au. This
                                         phase may have refractory qualities
                                         dependent on grind size. The dominant
                                         pyrrhotite phase, stage 2 is associated
                                         with chalcopyrite, cubanite and
                                         electrum. Late stage pyrrhotite is
                                         associated with late galena, troilite
                                         and the antimony minerals. This phase
                                         is only minor and the relationship to
                                         gold mineralogy is not understood.
Troilite          FeS                    Occurs as ex-solution intergrowths with
                                         late stage pyrrhotite. Refractory
                                         qualities not significant.
Pyrite            FeS//2//               No association or only minor
                                         association between pyrite and gold.
                                         Relationship not significant.

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                                   Table 4.6-7
                       LATE STAGE HYDROTHERMAL MINERALOGY
                        ANTIMONY-LEAD-SILVER ASSOCIATION

                                         MINERALOGICAL RELATIONSHIP TO GOLD
MINERAL           IDEAL STOICHIOMETRY    POTENTIAL FOR REFRACTORY BEHAVIOUR
--------------------------------------------------------------------------------
Costibite         CoSbS                  Minor phase. Relationship to gold not
                                         significant.
Allargentum       Ag//1-X//Sb//1-X//     Minor phases.  Intimately associated
                                         with gold. Solid solution series exists
                                         ranging from auriferous metallic silver
                                         to allargentum including dyscrasite. Au
                                         and Sb substitute in the allargentum
                                         crystal lattice
Dyscrasite        Ag//3//Sb
Aurostibite       AuSb//2//              Understood to be an alteration product
                                         of maldonite, this minor mineralogical
                                         phase is likely to be insignificant as
                                         a refractory phase.
Breithauptite     NiSb                   Associated with the
                                         chalcopyrite-pyrrhotite-
                                         cubanite-electrum assemblage, this
                                         minor phase is not considered to have a
                                         significant refractory influence.
Gudmundite        FeSbS                  Not significant as a refractory phase.
Hessite           Ag//2//Te              The tellurides are rare, associated
Sylvanite         (Au,Ag)//3//Te//4//    with the late stage galena minerals.
Calaverite        AuTe//2//              They are associated with gold but are
Volynskite        AgBiTe//2//            not considered to have significant
                                         refractory qualities.

VEIN TYPES

Cleavage parallel quartz-chlorite veins, quartz breccias, deformed quartz veins and late quartz-calcite veins are common at the Perseverance deposits. The most significant vein morphology for gold mineralization is the tight to isoclinally folded, sub-horizontal, recrystallized dog-tooth quartz-chlorite veins of noted abundance in the Perseverance Lens, Zone A. This vein type has a noted association with high-grade gold assays. These sub-horizontal vein sets are believed to open vertically when hydrothermal fluid pressures becomes greater than lithostatic pressure. They are known to crosscut, and be cut by, sub-vertical cleavage parallel quartz-chlorite veins. To date visible gold has only been recorded in sub-horizontal or highly deformed veins.

4.6.3   OTHER SHEARS AND COPPER DEPOSITS

4.6.3.1   GLADSTONE DEPOSIT

The Gladstone deposit is located approximately 500 m west of the Chesney deposit. The deposit occurs at the intersection of two steep east-dipping shear zones, a north-northwest trending shear that is parallel to the main shears in the nearby GCF, and a more northwest trending shear zone which parallels the cross-shears in the New Cobar, Chesney and Occidental deposits (Mulholland and Rayner, 1961). The slates surrounding the deposit are strongly deformed and Thompson (1950) notes that folds in the slates are typically steep north plunging adjacent to the lodes but south dipping elsewhere. Glen (1987b) suggests that the shears hosting the Gladstone deposit transects a broad south plunging fold.

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The deposit comprises a single lode approximately 5- to 10-m thick and in excess of 450 m long (Phillips. 1987) although drilling data is widely spaced and the deposit may be considerably more complicated. Mineralization has been traced down plunge to 450 m from surface and open with depth (Phillips, 1987) and Mulholland and Rayner (1961) believe the deposit has a steep northerly plunge like all of the other deposits in the gold field.

The lode comprises a central quartz breccia containing abundant shale fragments and massive veins of chalcopyrite, within a halo of both cleavage parallel and transgressive quartz veining and strong pervasive green chlorite alteration containing patchy chalcopyrite-pyrrhotite-sphalerite mineralization. Pyrrhotite disseminations are ubiquitously developed along cleavage planes outboard of the deposit (Gilligan and Byrnes, 1995).

4.6.3.2   DAPVILLE DEPOSIT

The Dapville deposit is located approximately 1.3 km south-southwest of the Gladstone deposit and 800 m northwest of New Cobar mineralization. The deposit occurs at the southern termination of the Great Cobar Shear system (Andrews, 1911) and was discovered by drill-testing a 250-m long, north-northwest trending zone of ferruginous and siliceous sheared siltstones (Thompson, 1950). Thompson
(1950) interprets the Dapville mineralization as a single lode position developed along the steep north- plunging intersection of a north-trending, steep west-dipping shear and a broad north-northwest trending steep east-dipping main shear, the latter shear being the Great Cobar shear.

The lode at Dapville is interpreted from sparse drilling to be 1 to 5 m wide and approximately 120 m long (Gilligan and Byrnes, 1995). It consists of a zone of weakly quartz veined strongly brecciated and chlorite altered slates. Mineralization comprises splashy chalcopyrite-magnetite-pyrrhotite-minor pyrite mineralization. Best copper grades are associated with magnetite rich ore. Extensive zones of cleavage-parallel quartz veining are present to the east of the deposit (Thompson, 1950).

4.6.3.3   GREAT COBAR DEPOSIT

The Great Cobar deposit, at which the original discovery of copper in Cobar was made, is located approximately 1.5 km north-northwest of the Dapville mineralization. The deposit occurs within a north-northwest-trending shear zone that extends south to the Dapville deposit and north at least 300 m beyond the deposit (Thompson, 1950). The shear zone appears to cut through the hinge zone of a north-plunging anticline, although the eastern limb area is poorly exposed (Andrews, 1913; Glen, 1987b). Bedding-cleavage intersections plunge north around the shear zone and to the south further west of the shear (Thompson, 1950).

The Great Cobar deposit comprises three steeply (75 to 85 DEG.) north plunging lodes developed over a 400 m strike length of the shear zone, separated by zones of weakly mineralized silicified and quartz veined slates. However, surface gossans extend over a 730 m strike length of the shear (Gilligan and Byrnes, 1995). The lodes have an elliptical shape and generally dip steeply to the east (88 DEG.) but locally dip steeply to the west. Individual dimensions of the lodes are:

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          Northern Lode:  110 m long and 30 m wide.
          Central Lode:  130 m long and 25 m wide.
          Southern Lode:  45 m long and 15 m wide.

Mineralization intersected at depth in workings at the Great Cobar North deposit is interpreted to be the northern extension of the Northern lode (Andrews, 1911). The Great Cobar lodes were mined to a depth of 500 mbs and deep drilling has determined that they extend to 1,000 mbs (Thompson, 1969).

The lodes consisted of chalcopyrite ore developed in talcose black chlorite, a central zone of brecciated silicified and chlorite-altered slates hosting magnetite-pyrrhotite-chalcopyrite mineralization (basic ore) and an eastern hangingwall zone of quartz vein breccias and strong quartz veining hosting chalcopyrite-pyrrhotite-lesser magnetite mineralization (siliceous ore) (Andrews, 1911). The proportion of the basic mineralization appears to diminish with depth at the expense of the siliceous mineralization, although copper grades do not greatly change (Thompson, 1950). The western lead-zinc mineralization appears to represent a late stage black chlorite shear developed along the western margin of the main orebody.

Robertson (1974) recognised a further four lenses of weakly chalcopyrite-pyrrhotite-mineralized quartz veining further to the east of the main zone of mineralization.

Free gold was recognised in the oxide zone at Great Cobar (Andrews, 1911) and small tonnages of gold-bearing oxide ore were extracted from remnants of the central lode in the 1940's (Mulholland and Rayner, 1961). However, little indication of the gold distribution in the primary mineralization is provided by previous mining data.

4.7   EXPLORATION

This report is a review of three closely spaced operating mines and a common mill facility in the Cobar area of New South Wales, Australia. As such a majority of the report and the present value of future cash flows presented herein are based on the operations and existing ore reserves. A brief discussion of upside potential around the existing deposits is made in Section 4.15. This potential is based upon untested assumptions around the follow up exploration in initial discoveries. A brief description of exploration methodologies is made here.

The Cobar gold field is a mature mining camp that has been extensively explored for gold near surface. As described in the sections above the controls on mineralization are well understood and the location of the two principal controlling structures, the GCF and the Peak Shear are well known.

Recent PGM exploration efforts have focused on examining unexplored or under-explored sections of these two faults and are expected to do so in the near future. The principal method of exploration is by drilling, usually diamond core drilling although reverse circulation drilling may be used in near surface oxidized mineralization. Current plans for 2003 call for exploration and

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evaluation expenditures ofAus$3.5 million (US$1.9 million) of which Aus$2.7 million will be spent on drilling (see 4.7-1).

Drill targets are chosen after careful stratigraphic and structural analysis looking for likely structural traps such as areas of competency contrast which may enhance the development of releasing bends or flexures in the major controlling structures and therefore, sites of potential gold or base metal deposition. Drill targets may also be chosen by extrapolation of known mineralized lenses or known controlling lithologies such as the Peak Rhyolite. Surface magnetometer and gravity surveys as well as down-hole electromagnetic surveys have also been used to outline potential targets on the controlling structures, particularly in the Perseverance deposit area. While useful for identifying the high-copper style of mineralization at Peak and Perseverance though these methods are not believed to be very useful for exposing New Occidental style mineralization.

                                  Figure 4.7-1
                    PEAK GOLD MINES 2003 EXPLORATION TARGETS

[GRAPHIC APPEARS HERE]

PGM, or Rio Tinto Exploration (RTE) staff, conduct all exploration programs on the PGM leases. These programs may include the use of drilling or geophysical contractors but, the work is supervised by PGM employees.

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The perceived potential for these target areas and the reliability or uncertainty of the data obtained is discussed in Section 4.15, Other Relevant Data and Information, below.

4.8   DRILLING

4.8.1   DRILLING CAMPAIGNS

PGM controls consolidated mining leases with five principal deposits of interest located on them, New Cobar, Chesney, New Occidental, Peak and Perseverance. The first three of these deposits have mining histories going back to as early as the last quarter of the 19th century. RTP group companies have been exploring in the Cobar gold field since the early 1940's. An enormous amount of data has been collected over this time and PGM has access to much of it, including underground survey data, production records and drill holes, some more than 50 years old. A summary of all the drilling completed on these properties would be enormous and is beyond the scope of this report. Records of early drilling programs and procedures are sometimes sketchy although the logs are still available. A brief summary of the drilling completed by PGM in the last decade and limited discussion of earlier drilling is provided.

Given the number of older mines in the area, and the age of some of them, a number of mine grids and a national Australian Metric Grid exist to which older data can be tied. All holes drilled today by PGM are drilled on the Peak Mine grid and conversions exist for the other grids to place older drilling data into a common database.

NEW COBAR OXIDE

The New Cobar Mine was discovered in 1889 and last operated in 1937 to 1948. During this latter period of time underground diamond drill holes began to be used for grade control. Sporadic evaluation and exploration programs on the oxide and sulphide mineralization were carried out by CRA/RTP and PGM (CRA and CRA Exploration (CRAE) are predecessor firms to RTP in Australia), principally to evaluate the near-surface oxide potential. Surface drill data available for the mineral resource estimate were acquired in 16 discrete drill programs completed between 1973 and 1997

The primary objective of the "oxide" exploration drilling programs was to define the "oxide" resource in the main lode position, to a nominal density of 20 m x 20 m to 100 m depth; and 25 m x 25 m to 120 m depth, a density considered sufficient for measured resources. This drilling was completed in 1996.

Holes testing depths shallower than 120 mbs were generally of the RC type (with a few percussion drill (PD) and diamond drill (DD) holes), while holes testing mineralization below 120 mbs were generally finished with a diamond drill hole tail because of the water table and the significant volume of water in the old mine workings. Nine diamond holes were drilled to recover metallurgical data and 7 diamond holes were drilled for geotechnical purposes. The hole types and sizes, and hole size upon piercing the lode, for the 16 drill programs, are set out in Table 4.8-1 below.

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                                   Table 4.8-1
                  NEW COBAR OXIDE PROJECT DRILLING PROGRAMS AND
                           TYPICAL HOLE/CORE DIAMETERS

                                   RC/PD HOLE OR                        TYPICAL RC/PD HOLE SIZE OR DD
                                 PRE-COLLAR DIAMETER       DD CORE     CORE SIZES AT LODE PIERCE POINT
   DRILLING PROGRAM                    (mm)                 SIZES             (mm/core series)
------------------------------------------------------------------------------------------------------
1    First exploration PD        125, 115                -                      115
2    First exploration RC        150, 140                -                      140
3    Second exploration RC       125, 115                -                      115
4    Third exploration RC        150,140,125,115         -                      140, 125, 115
5    Fourth exploration RC       150, 140, 125           -                      140, 125
6    Fifth exploration RC        150, 140                -                      140
7    First exploration DD        60 (BX roller bit)      BQ                     BQ
8    Second exploration DD       Nil.                    PQ, HQ, NQ             All NQ
9    Third exploration DD        140                     PQ, HQ, NQ             HQ, NQ
10   Fourth exploration DD       178, 150, 140           PQ, HQ, NQ             NQ
11   Fifth exploration DD        Nil                     HQ                     HQ
12   Sixth exploration DD        Nil                     PQ, HQ, NQ             NQ
13   Seventh exploration DD      Nil                     PQ, HQ, NQ             NQ
14   First metallurgical DD      Nil                     PQ                     PQ
15   Second metallurgical DD     Nil                     PQ, HQ                 PQ, HQ
16   First geotechnical DD       Nil                     HQ                     HQ

Of these, 444 holes were selected for use in the resource estimate based on the following four conditions:

..    Holes were drilled from surface,
..    Have collars within the New Cobar project area,
..    Drilling was completed before 31 December 1997 and
..    Have collar coordinate accuracies of better than +/- 5 m XYZ.

All holes used in the estimate are set out, by hole type, in Table 4.8-2 below.

                                   Table 4.8-2
                 NEW COBAR OXIDE PROJECT - HOLE TYPE STATISTICS

   HOLE TYPE                                             CODE       NUMBER
   -----------------------------------------------------------------------
   Percussion holes                                       PD          31
   Reverse circulation holes                              RC         295
   Surface diamond holes (and holes with diamond tails,   DD         189
    included in the RC hole count above)
   Underground diamond holes                              UD           0
   Back samples and channel samples                                    0
                                                                     444*
* - Column does not add up due to DD tails on RC holes

Certain surface drill holes drilled before 31 December, 1997 were excluded from the modeling and resource. The exclusion of these selected holes typically occurred as they did not have a

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collar survey at zero depth or because log data indicated major hole deviations and there were no down hole surveys. Most holes drilled have collar surveys.

Strategies for down hole surveying varied between drill programs. For the programs 1 through 4, 9 and 14 surveys were not made at the time of drilling but, where possible, were completed later on a nominal 30-m spacing using a compass and clinometer instrument. All other programs were also sampled on a 30-m spacing generally with the same type of instrument at the time of drilling.

No sample recovery data seem to have been collected for much of the 1973 to 1975 diamond drilling and pre-1995 RC data. Later DD programs appear to have experienced excellent sample recovery and the RC95 and RC96 programs show the presence of cavities and intervals of poor recovery, which have been logged in detail.

Sample intervals in the RC programs were generally 2 m although in programs 1, 2 and 3 they were occasionally 6 m. DD programs were generally sampled on 1 to 1.5 m or less spacing. Typical mineralization widths are discussed in Section
4.6.1.1 above.

NEW COBAR SULPHIDE

Commencing in May, 1996 and continuing through most of 1997, a deeper diamond drill program was completed in order to evaluate the sulphide mineralization at New Cobar. Because of the lensoidal nature of the New Cobar mineralization, drilling density is greater than at the New Occidental (see Table 4.8-3 below). A total of 57 HQ/NQ diamond drill holes were available for the 1998 resource estimate.

                                   Table 4.8-3
                    DRILL DENSITY AT NEW COBAR BELOW 120 MBS

  DEPTH            HORIZONTAL SPACING         VERTICAL SPACING
  (mbs)                  (m)                        (m)
--------------------------------------------------------------
120 to 300             25 to 30                   40 to 50
300 to 900             30 to 40                         80

This drilling has allowed individual lenses to be systematically traced down dip from the open pit and old workings and an estimate of mineral resources to 900 mbs was completed in March, 1998. This was the drilling available for the most recent resource estimate at New Cobar. However, at the time of Micon's visit a new drill program had recently been completed but was not yet fully evaluated or documented. A scoping study with a new resource estimate was underway, the preliminary results of which are discussed in Section 4.15 below.

Diamond drilling programs at New Cobar, as discussed above have experienced good sample recovery. Sample intervals are as a New Cobar oxide. Typical mineralization widths are discussed in Section 4.6.1.1 above.

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CHESNEY OXIDE

The Chesney deposit was discovered in about 1872 and its last period of operation was 1943 to 1952, although a new shaft was sunk but not connected to the workings in 1971 to 1975. During the last period of production, underground diamond drill holes began to be used for grade control. Several programs of surface drilling have been conducted at the prospect.

The oxide mineralization on the property has been drill tested to approximately 100 mbs at a density of 20 m X 40 m or 20 m X 20 m using 100 face-sampling RC drill holes and 47 PD holes. In addition several HQ/NQ-sized diamond drill holes tested the deposit at deeper levels below the water table. This drilling was completed in five different drill programs between 1987 and 1996. The 5 drill programs' hole types and sizes, and hole size upon piercing the lode, are set out in Table 4.8-4 below.

                                   Table 4.8-4
                     CHESNEY OXIDE PROJECT DRILLING PROGRAMS
                        AND TYPICAL HOLE / CORE DIAMETERS

                                                                              TYPICAL RC/PD HOLE
                                          RC/PD HOLE OR                           SIZE OR DD
                                           PRE-COLLAR                         CORE SIZES AT LODE
                                            DIAMETER            DD CORE          PIERCE POINT
     DRILLING PROGRAM          YEAR           (mm)               SIZES         (mm/core series)
------------------------------------------------------------------------------------------------
1    First exploration PD      1987         125                   Nil              115
2    First exploration RC      1988         150, 140              Nil              140
3    Second exploration        1989         150, 140, 125, 115    Nil              140, 125, 115
     RC
4    Third exploration RC      1996         150, 140              Nil              140
5    First exploration DD      1992 - 93    Nil                   PQ, HQ, NQ       HQ, NQ

Of these all but two holes were selected for use. One diamond drill hole was rejected for having an unknown sampling methodology and one PD hole for being significantly different than a nearby RC hole. All holes used in the estimate are set out, by hole type, in Table 4.8-5 below.

                                   Table 4.8-5
                 NEW COBAR OXIDE PROJECT - HOLE TYPE STATISTICS

HOLE TYPE                                               CODE     NUMBER
-----------------------------------------------------------------------
Percussion holes                                         PD        47
Reverse circulation holes                                RC       100
Surface diamond holes (and holes with diamond tails)     DD        15
Underground diamond holes                                UD         0
Back samples and channel samples                         BS         0
                                                                  147*
* - Column does not add up due to DD tails on RC holes

Most holes drilled have collar surveys. Strategies for down hole surveying varied between drill program. For the programs 1 through 3 surveys were not made at the time of drilling but, where possible, were completed later on a nominal 30-m spacing using a compass and clinometer

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instrument. Data was often not possible to collect from the lower portion of holes due to hole collapse. All other programs were also surveyed on a 30-m spacing, generally with the same type of instrument and at the time of drilling.

No sample recovery data seem to have been collected for programs 1 to 3 although drill shift reports show the presence of cavities and intervals of poor recovery, which have been logged in detail. Later RC records are good and the logs detail areas of lost recovery and voids. The 1992-93 DD programs have recorded sample recovery data.

RC sample intervals were generally 2 m except for the diamond core which was sampled on 0.5 m intervals in the "ore" zone and 1 to 2 m intervals elsewhere. Typical mineralization widths are discussed in Section 4.6.1.2 above.

CHESNEY SULPHIDE

The unoxidized mineralization at Chesney has been drill tested at approximately 450 mbs by 9 NQ2 diameter diamond drill holes at about a 25- to 30-m spacing. Several of other HQ/NQ diameter diamond drill holes have tested the deposit between 200 to 500 mbs. In addition, 16 AX and EX underground diamond core holes were drilled from the lowest level of the mine (8 level, 9988m RL or 270 mbs). All of these holes have been used to estimate the tonnage and grade of the mineralized system immediately below the workings. The hole types and sizes, and hole size upon piercing the lode, are set out in Table 4.8-6 below.

                                   Table 4.8-6
                 CHESNEY SULPHIDE PROJECT DRILLING PROGRAMS AND
                          TYPICAL HOLE / CORE DIAMETERS

                                             RC/PD HOLE OR                   TYPICAL DD CORE SIZES
                                         PRE-COLLAR DIAMETER    DD CORE       AT LODE PIERCE POINT
   DRILLING PROGRAM            YEAR             (mm)             SIZES          (mm/core series)
--------------------------------------------------------------------------------------------------
1  First underground drilling     1943           -                EX                 EX
2  Second underground             1949           -                AX                 AX
    drilling
3  First exploration DD        1992-93           -                PQ/HQ/NQ2          HQ/NQ2
4  Second exploration DD          1997           -                HQ/NQ2             NQ2

The "UDD61CH*" series drill holes were not used for the resource estimation. Gold assays from this program were often composited over 4.57 m to 7.62 m (15 to 25 ft) intervals, a distance considered to be too wide to be representative of the narrow gold shoots. All holes used in the estimate are set out, by hole type, in Table 4.8-7 below.

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                                   Table 4.8-7
                 CHESNEY SULPHIDE PROJECT - HOLE TYPE STATISTICS

HOLE TYPE                                                 CODE         NUMBER
-----------------------------------------------------------------------------
Percussion holes                                           PD            0
Reverse circulation holes                                  RC            0
Surface diamond holes (and holes with diamond tails)       DD           10
Underground diamond holes                                  UD           16
Back samples and channel samples                           BS            0
                                                                        26

Most surface holes have collar surveys. It is not known how the underground holes were plotted on section and plan. Strategies for down hole surveying varied between drill program. For programs 1 and 2, surveys were not made at the time of drilling and underground access is not currently available. All other programs were also sampled on a 30-m spacing, generally with the same type of instrument at the time of drilling.

No sample recovery data seem to have been collected for programs 1 and 2. The 1992-93 and 1997 DD programs have recorded sample recovery data.

Sample intervals were generally 1.5 m for the underground drilling and the surface diamond core was sampled on 0.5 m intervals in the "ore" zone and 1 to 2 m intervals elsewhere. Typical mineralization widths are discussed in Section
4.6.1.2 above.

NEW OCCIDENTAL

The New Occidental deposit was first worked as the United Mine and is believed to have been discovered in 1871. It has opened and closed but was last operated from 1932 to 1935. It was during this latter period that records of diamond drilling began to be kept. The programs of exploration and evaluation (delineation) drilling that are known to have been undertaken at the New Occidental deposit include:

     .    Underground grade control drilling by New Occidental Gold Mines
          (NOGM), 1940-1952.

     .    Underground exploration drilling by NOGM, 1950-1952.

     . Two campaigns of surface exploration diamond drilling by Cobar Mines Pty Limited, 1975 and 1986. The diamond drill holes completed in 1975 occur well to the north of the deposit and do not contain any significant mineralization. The latter program involved limited reconnaissance deep diamond drilling targeting the down-dip extensions of the deposit.

     . Surface RC, percussion and limited diamond drilling undertaken by CRAE as part of the evaluation of the remnant oxide gold potential, 1987-1998.

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     .    Evaluation surface diamond drilling by PGM, 1995-1996.

     . Exploration surface diamond drilling by PGM to the south of the deposit at the New Occidental South prospect, 1998-1999.

     . Underground delineation drilling by PGM in 2001-2002 (not available for the December, 2001 estimate but used in the June, 2002 mineral resource report).

Of these programs the NOGM underground exploration drilling, which was considered unreliable due to location problems, and the PGM new Occidental South drilling were excluded from the database. A summary of the drilling data used is presented in Tables 4.8-8 and 4.8-9 below.

                                   Table 4.8-8
                      SUMMARY OF MAJOR SAMPLE TYPES USED IN
                      THE NEW OCCIDENTAL RESOURCE ESTIMATES

    SAMPLE TYPE               NUMBER OF SAMPLES           % OF TOTAL
    ----------------------------------------------------------------
    Percussion                          208                  2.7
    Reverse Circulation                 193                  2.5
    Surface Diamond                    5182                 67.4
    Underground Diamond                2104                 27.4
    TOTAL                             7,687                100.0

                                   TABLE 4.8-9
           DRILLING DATA USED IN THE NEW OCCIDENTAL RESOURCE ESTIMATES

                                  NUMBER OF       TYPE OF                    SAMPLE      DOWN HOLE
COMPANY               YEAR       DRILL HOLES      DRILLING      DIAMETER      TYPE        SURVEYS
---------------------------------------------------------------------------------------------------
New Occidental      1945-1952       104         Diamond        AX/BX        Full Core   -
 Gold Mines
New Occidental      1948-1952        13         Diamond        AX           Full Core   -
 Gold Mines
Cobar Mines         1980              5         Diamond        BQ           1/2 Core    Single shot
 Pty Ltd                                                                                camera
Cobar Mines         1986              3         Diamond        PQ/HQ with   1/2 Core    Single shot
 Pty Ltd                                                       NQ tails*                camera
CRA Exploration     1987             11         Percussion     115mm        Chip
 Pty Ltd
CRA Exploration     1987              1         Diamond        HQ with      1/2 Core    Single shot
 Pty Ltd                                                       NQ tails*                camera
CRA Exploration     1988              4         Reverse        140mm        Chip
 Pty Ltd                                        Circulation
PGM                 1995-1996        55**       Diamond        PQ/HQ with   1/2 Core    Single shot
                                                               NQ tails*                camera
PGM                 2001-2002       175         Diamond        LTK48        Full Core   Single shot
                                                                                        camera
TOTAL                               371

* - all lode intersections were NQ
** - Includes abandoned drill holes.

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Most samples are 1 m or less in length, although the early mine drilling samples were 1.5 m. CRAE sampled RC holes on 2-m lengths and percussion holes on 6-m lengths. Typical zone widths are as described in section 4.6.1.3 above. The relationship between zone width and sample length can be seen in the drill hole histograms of Figures 4.6-11 to 4.6-13. The orientation of mineralization is as shown in Figure 4.6-8.

Core recovery was monitored closely in the PGM drill programs. Core recovery was also tracked by grade range for the mineralized portion of the holes. Recoveries for the entire program of 1995-1996 evaluation drilling were excellent exceeding 99 %. Average core recoveries in mineralized areas averaged at least 99.75 %, no matter which grade range is considered.

For all of the PGM drill programs, surveying was performed using an Eastman single shot down hole camera. Surveys were collected at 30-m intervals in straight sections of the hole and at 15-m intervals in controlled drilling (navi-drilling) or wedging situations. Additional surveys were also taken at 6-m intervals in the rods immediately behind the navi bit and barrel during a navi-cycle to confirm dip measurements. For the CRA and Cobar Mines drilling programs surveys were taken every 6 to 30 m. Reverse circulation drill holes were not down hole surveyed.

PEAK OXIDE

The Peak oxide mineralization is actually around the base of the Peak Hill, on its southwest flank, adjacent to the northern car park at the mine. The Peak deposit does not come to surface here. The oxide mineralization is surrounding the old workings of the Conqueror Brown Workings.

Four drilling campaigns were completed in the area between 1997 and 2000, plus a sporadic series of diamond drill holes between 1948 and 1995. The campaigns are summarized in Table 4.8-10 below.

                                  Table 4.8-10
             DRILLING DATA USED IN THE PEAK OXIDE RESOURCE ESTIMATES

                         HOLE                       NO. OF     TOTAL m
PROGRAM      YEAR        TYPE       OPERATOR        HOLES     DRILLED      HOLE SIZE
------------------------------------------------------------------------------------
1       1987           RC      CRA Exploration       21*       2,335
2       1988           PD      CRA Exploration        7*         669
3       1948 - 1995    DD      CRA Exploration       12        3,160
4       1996           RC      PGM                    9          712             133
5       2000           RC      PGM                   59        3,677             133
                               Total                 80**

* - Not used in resource estimate and, (**) not reflected in totals

For programs 1 and 2 no down hole surveys were conducted and accurate surveyed collar locations are unavailable. For programs 4 and 5 collars were picked up by surveyors and down hole surveys were conducted with Eastman single shot cameras at 30-m intervals.

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The RC drill programs were sampled every 2 m and the DD core was sampled on various intervals of less than 2 m. Typical mineralization widths are discussed in Section 4.6.2.1 above.

PEAK UNDERGROUND

The underground mine at Peak has been in operation since 1992 and production has now ceased. It has a very large and extensive database of exploration and delineation drill holes, underground mapping, muck sampling and production reconciliation data from which to estimate and reconcile a resource. Since the last resource estimate all new holes have been drilled using underground drills, LTK48-sized core and whole-core sampling. These are the same drill rigs as currently being used at New Occidental and Perseverance.

All holes are down hole surveyed using methods similar to those at the New Occidental and Perseverance deposits. Core recoveries at Peak were generally very high.

The DD core holes were sampled on 1-m intervals. Typical mineralization widths are discussed in Section 4.6.2.1 above.

PERSEVERANCE

Perseverance is a relatively new discovery made in 1994 and therefore all drilling has been completed by PGM. Almost all underground drilling at Perseverance was completed using HQ-, NQ/NQ2- and LTK48-sized drilling equipment except for a few wedged holes, which were completed using heavy duty CHD-series drill rods. HQ-sized equipment was used to establish collars and complete up to 300 m of parent hole to facilitate off-hole wedging and directional drilling. LTK48 core was used to assess the upper margin of Zone A during 2001.

Zone A has a drilling density of approximately 30 x 40 m. Zones B, C and D are drilled much more sparsely. The drill hole database available for the November 2001 resource estimate is summarized in Table 4.8-11 below. Some additional drilling has been completed since the resource estimate and is discussed in
Section 4.15, Other Relevant Data and Information.

                                  Table 4.8-11
            DRILLING DATA USED IN THE PERSEVERANCE RESOURCE ESTIMATES

                                                      CORE
  TYPE OF       NUMBER OF                           DIAMETER     SAMPLE         DOWN HOLE
 DRILLING      DRILL HOLES       DIAMETER             (MM)        TYPE           SURVEYS
----------------------------------------------------------------------------------------------
Diamond              5       PQ with HQ/NQ tails           85   1/2 Core    Single shot camera
Diamond             50       HQ with NQ tails            63.5   1/2 Core    Single shot camera
Diamond             55       NQ/NQ2                 47.6/50.5   1/2 Core    Single shot camera
Diamond              4       CHD76                       43.5   1/2 Core    Single shot camera
Diamond              7       LTK48                       35.6   Full Core   Single shot camera
Percussion          11       115 mm                         -   Chip
  Total            132

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All samples are 1 m or less in length and typical zone widths are as described in section 4.6.2.2 above. The relationship between zone width and sample length is discussed in section 4.6.2.2 and can be seen in Figure 4.6.19. The orientation of mineralization to drilling is also shown in Figure 4.6-19.

Core recovery was monitored and the amount of core loss was negligible for the underground drilling program. Core loss was measured, locations recorded onto the core in paint pen, photographed and geologically logged.

Down-hole surveying for both surface and underground drilling campaigns used Eastman single shot, compass and film, down-hole cameras. The cameras were routinely calibrated.

It was recognised that small amounts of pyrrhotite occurred in cleavage planes and in splashy aggregates near the mineralized zones and these could cause magnetic interference with the Eastman cameras. However the level of interference was considered to be low based on comparisons with an equivalent gyroscopic survey.

Surveys were taken every 9 m to 30 m. Increased frequency generally reflected adverse ground conditions or the start of a hole, particularly wedged holes, where control was critical.

4.8.2   CURRENT DRILLING PRACTICE

4.8.2.1   DIAMOND DRILLING

PGM's current standard practice is to drill exploration diamond drill holes with HQ-sized core, stepping down to NQ/NQ2 core at about 300 m depth or when drilling problems are encountered. Holes are occasionally started with PQ core. For this reason most exploration intercepts of mineralized zones are NQ-sized. Delineation drilling of stope blocks for upgrading to measured resources is performed with LTK48-sized core. The sample volume of 1 m of full LTK48 core is very close to the volume of 1 m of half NQ core thereby minimizing change of support issues for resource estimation using both sample types.

All drill hole collars are surveyed by the mine surveyors and all holes are down hole surveyed using Eastman single shot cameras which make permanent records of survey data on film discs. Original survey discs are kept in the fire proof archive at Peak gold mine.

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                                  Figure 4.8-1
                           EASTMAN CAMERA SURVEY DISC

[GRAPHIC APPEARS HERE]

4.8.2.2   REVERSE CIRCULATION DRILLING

RC drilling is conducted with 130 to 140 mm face-sampling bits to minimize contamination from material in the drill hole walls. Samples are collected by a cyclone operated by the crew of the rig and a representative selection of chips is set aside for later logging by the geologist. Drill cuttings are split directly upon exiting the cyclone. All drilling is directly supervised by a PGM technical employee.

4.8.2.3   CORE LOGGING

All drill core collected by PGM is logged by a geologist in a well laid out, dedicated yard and storage facility at the Peak Mine. The mine geologists log the delineation drilling and exploration geologists log the earlier exploration holes. All logging is done electronically onto portable computers connected to a wireless network. The physical measurement, detection of core-loss, footage mark ups, tray photography, cutting, sampling, specific gravity measurement, dispatch and storage of core is completed by contract staff at the PGM core yard under the direct supervision of a PGM geologist.

Until December 1998 drill holes were logged using an MS-DOS-based computer-logging software called Datcol. Logging is now performed with a Windows-based core logging software package called Coreview(TM). Information gathered from geological logging, logistical information regarding drilling as well as surveying and assay data are all stored in a Microsoft Access-based purpose built, administered geological database called 'Drillview'.

Core logging is performed in order to:

     .    Identify and classify similar rock types, breccias and fault zones
     .    Record alteration and vein types
     .    Record mineralization and mineralization assemblages
     .    Identify coarse gold for assay purposes
     .    Record rock mass quality data for mine planning purposes

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     .    Record areas of core-loss to the geological and assay database.

These data are available electronically on the mine's computer network to generate three dimensional geologic interpretations of the deposits, as a framework for grade interpolation.

4.9   SAMPLING METHOD AND APPROACH

Records of the sampling methods and approach are sparse for the earlier drill programs. Drill logs, some with limited detail, are available for most of the underground holes from the New Occidental, New Cobar and Chesney mines and it is known that most sampling was completed on 5-foot (or 1.5-m) lengths. Few records exist for the sampling protocols for the old underground drilling. It is thought that these were full core sampled as no split core remains and this was standard practice for delineation drilling at mines of the time. Samples were generally assayed at the onsite laboratory.

Certain of the older diamond drilling programs used a "groove" sampling technique to gouge out a sample for assay from the side of the core with an angle grinder. The holes on which this technique was used are known and assay data from them are not used for resource estimation.

Chip samples collected by RC drilling completed by CRA were reduced in the field to 2 to 3 kg using riffle or rotary splitters fed directly from the cyclone on the drill. These splitters collected one quarter of the drill cuttings. Samples were generally collected on a 2-m length although some of the early percussion drilling sampled 6-m lengths as a reconnaissance method. Samples collected from the 6-m runs were composite samples of shorter runs. Sampling protocols suggest that the 6-m composites may not be truly representative of the 6-m runs.

Tens of thousands of samples have been collected by PGM and its predecessor firms on mineralization in and around the principal deposits under their control. A listing of even a small fraction of these would be impossible within the scope of this report. A list of recent exploration drill holes and the composite intersections from them is presented in Section 4.15 of this report.

4.9.1   CURRENT PRACTICE

4.9.1.1   REVERSE CIRCULATION SAMPLES

Current RC sampling practice is partially discussed in Section 4.8.2, above. Sample lengths used in the recent past are also discussed in the individual deposit drill program descriptions. Other sampling methods are discussed herein.

PGM has recently used face-sampling hammers to minimize sample contamination from drill hole walls and riffle splitters to reduce samples in the field to a size small enough to be pulverized in an LM5 mill without having to resplit/recombine.

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Sampling strategies are devised for individual projects depending on requirements. The sampled intervals can be 1,2 or 4-m composites depending on the accuracy required. One-metre samples are retained to allow more detailed analyses at a later date.

A typical example of an RC sampling strategy would be the one used at the Peak Oxide deposit as follows. Drill cuttings are split directly upon exiting the cyclone into a 50 % and two 25 % composites over 2-m intervals beginning from surface. One of the 25 % composites is collected and stored for later use (metallurgical or other). The other 25 % composite is weighed (then recalculated to 100 % as a recovery check) and emptied into a 25/75-riffle splitter. Two nominal 2.5-kg samples are obtained from the splitter, a laboratory sample to be assayed, and a field duplicate sample to be stored and assayed at a later stage in accordance with sampling QA/QC protocols.

4.9.1.2   CORE SAMPLING

Sample intervals are selected and sample numbers issued by the geologist during logging to cover all potentially mineralized intersections. The decision to sample is based on the presence of significant quartz veining, alteration mineralogy (usually silicification) and/or sulphides. Sample intervals are generally laid out every 1 m through the mineralized zone, although lesser lengths may be used if a sharp mineralization contact is reached before the end of the last full-metre sample in a zone. Not all core in the hanging wall or footwall, typically consisting of barren Great Cobar Slate or Chesney Formation, is analysed.

One-metre long samples are taken from half HQ/NQ or whole LTK48 core. HQ/NQ samples are split with a saw, cutting the core at right angles to cleavage, and half of the core is retained on site for future reference. (The volume of these two sample types is very similar so that support issues remain the same for resource estimation). Unsampled mine production core from delineation drilling is discarded. Samples are bagged and collected and blank and standard samples inserted into the numbering stream.

Samples are then packaged for shipment to the laboratory. PGM assays all of its drill core samples at outside commercial laboratories. The onsite mine laboratory is used only for process control and underground muck samples.

4.9.2   SAMPLE QUALITY

Sample recoveries have been discussed in Section 4.8 above. Core recovery has generally been very high and is not considered to be causing any difficulties with sample representivity. RC drilling recoveries are generally good with local problems near old mine openings and some open fractures in the ground. The location of areas with recovery problems is known and can be plotted.

PGM has chosen to use a relatively large drill core size in order to minimize known problems with sampling of small high-grade shoots within the deposits. While an even larger core size may be desirable from a sampling point of view there are practical limits to drilling and core

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handling particularly when underground. As discussed in sections below, this does not appear to have any effect on the placement of the limits of the ore body as the high grade shoots tend to be located near the cores of the zones. However, it does appear to affect the estimation of contained gold within the shoots since mill head grades from these areas have historically been somewhat higher than the ore reserve estimates. The sample size chosen appears to be a reasonable compromise for an operating mine.

4.10    SAMPLE PREPARATION, ANALYSES AND SECURITY

As described above, numerous drill programs have been conducted over the last 60 years by the individual mine operations as well exploration crews from New Cobar Mines Ltd., CRAE, RTP and PGM. Documentation of sample preparation and assaying protocols for the earliest drilling is very limited. Information on protocols used for the later drill programs becomes progressively more complete.

Laboratory sample preparation and assaying strategies have varied between the companies performing the exploration and the individual programs from year to year, but they have remained largely consistent within each of the drilling programs. All that is known about these individual strategies is summarized in the text and appendices of the various reports which support the feasibility studies or resource estimates for the eight deposits of interest at PGM but are too voluminous to reproduce here. Current practices are discussed and the others summarized.

4.10.1  SAMPLE SHIPMENT AND SECURITY

Core is logged and sampled, and half cores are stored, in a fenced and locked yard behind the main gate at the Peak Mine. The main gate is manned by security personnel 24 hours a day and access to the yard is limited to authorized exploration and mine geology personnel. Samples are collected and shipped to commercial assay laboratories from this location. Sample pulps and field splits of RC samples are also stored in a secure facility either at the mine or at the CRAE/RTE office in Bundoora, near Melbourne, Australia. Prior to November, 1998 pulps were sent to the pulp storage facility in Bundoora. Since December, 1998 all pulps have been stored at the Peak Mine core shed.

For all PGM and CRAE/RTE samples, sample batch dispatches were assigned a unique DPO(data processing order) number. The DPO sheets detail the methods of sample preparation and analysis to be employed. Original DPO sheets are on file at CRAE/RTE in Bundoora, or at the Peak Mine offices. A sample number-DPO ledger is detailed in the ledger table of Drillview.

Post-1975 assay reports, issued by analytical laboratories, detail the sample preparation and analytical codes used to perform the analyses. Original laboratory reports are filed by DPO at CRAE Bundoora, and PGM. Sample preparation codes for all DPO's are detailed in the DPO and analytical codes tables in Drillview.

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4.10.2  SAMPLE PREPARATION

No records exist for the sample preparation protocols for the old underground drilling.

Older RC and drill core sample preparation procedures going back to 1995 are similar to the current ones described below. Prior to 1995, it is not always known what type of pulverizers were used although disc pulverizers were employed on some of the diamond drilling undertaken in the 1980's. Information about percentage splits (or sample reduction percentages) at various crushing stages are not known with certainty for some of the older programs.

4.10.2.1  CURRENT CORE PREPARATION PROCEDURES

The current procedure for the preparation of sample pulps from core is as follows:

     .    Dry core in oven at 105(DEG.)C for 2 to 3 hours.

     . Crush to -6 mm to -10 mm by jaw crusher or to -2mm by jaw crusher and roll crusher.

     . Pulverize 100 % of the crushed sample by LM5 (puck and bowl pulverizer) to a nominal 90 % passing 75 um. Average mass per metre of core allows the full sample to be pulverized in the LM5 in a single pass.

     . Perform sizing tests every 5 samples by screening pulps. If a sample fails the test the entire sample is reground, plus all samples since last sample tested. Sizing data are reported with analytical results.

     .    Barren wash (blue metal or feldspar) between all samples in the LM5.

     . The first sample split is by scoop out of the LM5 bowl. 400 g are taken from bowl and put into a kraft packet. A second 400-g sample may be collected and placed in a coloured (usually black) kraft bag if duplicate samples are to be run. Bulk residues are placed in a "calico" bag and stored for at least 3 months before discarding.

     . A 50-g assay charge is scooped from the 400-g kraft packet for gold determination by fire assay. A second 50-g charge may be collected for repeat analysis.

     . A 0.5-g assay charge is taken from the primary sample packet for base metal and silver analysis.

     . A 50-g assay charge may be scooped from the "black" packet if sample selected for duplicate analysis

     . All remaining pulps in the kraft packets are returned to PGM for storage.

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4.10.2.2  CURRENT RC SAMPLE PREPARATION PROCEDURES

Sample preparation protocols for RC samples are similar to those for drill core except that drying times may be longer and, typically, only roll crushing (or no crushing) is required before pulverizing.

4.10.2.3  SCREEN FIRE ASSAYS

Screen fire assays (SFA) have not commonly been performed at PGM but were used on core samples in the Perseverance evaluation as a secondary assay method. SFA sample preparation is the same as for regular core until completion of pulverization.

     . A 500-g assay charge is scooped from the calico bag storing bulk residue.

     .    Wet screen 500 g over a 75- um screen.

     .    Fire assay all screen overflow (~ 10 % of sample or 50 g)

     . Dry 450 g (~ 90 %) underflow and subsample 50 g for fire assay. Discard remainder.

     . Weight average coarse and fine gold grades and report weights and grades of both size fractions and total.

4.10.3    SAMPLE ANALYSES

No records exist for the assaying protocols used for the old underground drilling at New Cobar, Chesney and New Occidental. It is believed that the samples were usually assayed at the mine's onsite laboratory by fire assay for gold and wet chemical methods for the base metals.

Most early exploration effort work by New Cobar Mines, CRAE and PGM used Analabs Pty Ltd (Analabs) for all primary assaying because of their presence in the town of Cobar (Analabs, Cobar was formerly Australian Assay Laboratories, AAL). ALS Chemex was sometimes used for check assays. Chip samples collected by RC drilling completed by CRA were assayed for gold by fire assay and for silver, copper, lead, zinc, lithium and sodium by atomic absorption spectroscopy (AAS) at Analabs, Adelaide. Core was half sawn and assays were generally performed by Analabs using fire assay for gold and AAS methods for the base metals and silver. Some 1970's and 1980's vintage surface diamond drill core was assayed for gold using acid digestion with atomic absorption finish however, much of it was reassayed by fire assay in the lode intersections.

A few early programs of metallurgical testwork or exploration drilling were assayed at other laboratories including Aminya, Amdel and CMPL. These analyses represent a small fraction of the database and were used only on some of the projects. CMPL was used only at New Cobar, Aminya was used at New Cobar and Chesney, and Amdel was used at New Cobar, Chesney and New Occidental.

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4.10.3.1  CURRENT ASSAYING PRACTICE

PGM uses outside assay laboratories for all core and RC chip analysis, whether for exploration or delineation drilling results. All core is analysed for gold, copper, lead, zinc and silver. Other elements may be assayed for depending on the deposit.

PGM uses both Analabs and ALS Chemex for contract analytical work and different drill programs or exploration projects will be given to either laboratory. For example, for the period November, 1997 to October, 2000, Analabs provided analytical services to PGM for all Perseverance drill core samples. Since October, 2000 Perseverance assaying requirements have been provided by ALS Chemex at its Orange (gold analyses) and Brisbane laboratories (base metal analyses). However, for the 12 months preceding June 30, 2002, all Peak delineation drilling was submitted to Analabs.

ANALABS

Due to the detection limit requirements for base metals, Analabs chose to divide the work between its Cobar and Townsville laboratories. Special requirements, such as screen fire assays, were performed by Analabs' Orange laboratory. Table 4.10-1 summarises the analytical techniques and detection limits available at Analabs.

                                  Table 4.10-1
                    SUMMARY OF ANALABS ANALYTICAL TECHNIQUES

                                                                DETECTION
ELEMENT   LABORATORY CODE      DIGESTION        FINISH   UNITS   LIMIT       LABORATORY
------------------------------------------------------------------------------------------
Au        F650             FA, Pb collection   AAS         ppm       0.01    Cobar, Orange
Au        F642(SFA)        FA, Pb collection   AAS         ppm       0.01    Orange, Cobar
Cu        C112/I112        (4) Acids           ICP-OES     ppm          1    Townsville
Pb        C112/I112        (4) Acids           ICP-OES     ppm          3    Townsville
Zn        C112/I112        (4) Acids           ICP-OES     ppm          1    Townsville
Ag        C112/I112        (4) Acids           ICP-OES     ppm          1    Townsville
Sb        C112/I112        (4) Acids           ICP-OES     ppm          5    Townsville
Bi        C112/I112        (4) Acids           ICP-OES     ppm          1    Townsville
As        C112/I112        (4) Acids           ICP-OES     ppm          5    Townsville
Co        C112/I112        (4) Acids           ICP-OES     ppm          1    Townsville
Mo        C112/I112        (4) Acids           ICP-OES     ppm          1    Townsville
Fe        C112/I112        (4) Acids           ICP-OES       %       0.01    Townsville
Mn        C112/I112        (4) Acids           ICP-OES     ppm          5    Townsville

FA = Fire Assay
AAS = Atomic Absorption Spectroscopy
ppm = Parts per million, equivalent to grams per tonne (g/t)
SFA = Screen Fire Assay
Four acid digest: includes perchloric, nitric, hydrochloric and hydrofluoric acids, added sequentially
ICP-OES = Inductively Coupled Plasma - Optical Emission Spectroscopy

Over-range base metal assays were repeated using a triple acid digestion and were read by AAS. An over-range re-assay was called an "ore-grade assay", laboratory code I112 (equivalent to a A103 Cobar laboratory ore-grade analysis). Base metal grades above 1 % required "ore-grade" analyses which are summarized in Table 4.10-2 below.

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                                  Table 4.10-2
                 SUMMARY OF ANALABS OVER-RANGE ANALYTICAL TECHNIQUES

                                                          DETECTION
ELEMENT  LABORATORY CODE    DIGESTION    FINISH   UNITS     LIMIT     LABORATORY
--------------------------------------------------------------------------------
Cu       I112/(A103)       Triple acid    AAS      %         0.01     Townsville
Pb       I112/(A103)       Triple acid    AAS      %         0.01     Townsville
Zn       I112/(A103)       Triple acid    AAS      %         0.01     Townsville

Analabs performed all of the screen fire assaying requested by PGM.

ALS CHEMEX

Table 4.10-3 summarises the ALS Chemex laboratory codes and detection limits.

                                  Table 4.10-3
                   SUMMARY OF ALS CHEMEX ANALYTICAL TECHNIQUES

                                                                DETECTION
ELEMENT  LABORATORY CODE    DIGESTION           FINISH   UNITS   LIMIT       LABORATORY
----------------------------------------------------------------------------------------
Au       PM202             FA, Pb collection   AAS        ppm      0.01         Orange
Au       PM212(SFA)        FA, Pb collection   AAS        ppm      0.01         Orange
Cu       IC587             (4) Acids           ICP-OES    ppm         1         Brisbane
Pb       IC587             (4) Acids           ICP-OES    ppm         3         Brisbane
Zn       IC587             (4) Acids           ICP-OES    ppm         1         Brisbane
Ag       IC587             (4) Acids           ICP-OES    ppm         1         Brisbane
Sb       IC587             (4) Acids           ICP-OES    ppm         5         Brisbane
Bi       IC587             (4) Acids           ICP-OES    ppm        10         Brisbane
As       IC587             (4) Acids           ICP-OES    ppm         5         Brisbane
Co       IC587             (4) Acids           ICP-OES    ppm         1         Brisbane
Mo       IC587             (4) Acids           ICP-OES    ppm         1         Brisbane
Fe       IC587             (4) Acids           ICP-OES      %      0.01         Brisbane
Mn       IC587             (4) Acids           ICP-OES    ppm         5         Brisbane

ALS Chemex also performed "ore-grade" analysis on samples that were over-range with ICP-OES but reported under the same analysis codes.

4.10.4    QA/QC PROGRAMS

As with the sample preparation and assaying records, none of the information on QA/QC for the earliest drill programs is available. During the 1970's and 1980's QA/QC was usually limited to duplicate assaying of approximately one in every 15 samples. Later programs, in the 1990's, included barren quartz washes between each sample in sample preparation, duplicate gold assays at a nominal frequency of one in 10, routine submission of certified assay standards and repeat assaying of 10 % of all mineralized samples, by an independent assay laboratory.

Records indicate that CRAE/RTE has been submitting blank and analytical standards at a rate of one every 20 to 30 samples with their exploration samples since 1992. Prior to this date, submitting random, duplicate (unpulped) parent samples were submitted at a frequency of one in

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10 to 20. Little of the early QA/QC work involved confirmation of pulverization fineness in sample preparation. Since 1996, PGM has completed regular checks of assay laboratories and submitted analytical blanks with samples.

4.10.4.1  CURRENT SAMPLE PREPARATION AND ANALYSIS PROGRAMS

SAMPLE PREPARATION

PGM has prepared safety diagrams to check the sample reduction and comminution steps during sample preparation to ensure that representative subsamples are maintained at all stages. An example chart for the Peak Mine mineralization is shown in Figure 4.10-1 showing the safe and unsafe regions. PGM's protocol of doing all comminution before any sample size reduction maintains the subsamples well within the safe area.

                                  Figure 4.10-1
      SAFETY DIAGRAM OF PEAK MINE DELINEATION SAMPLE PREPARATION FLOW SHEET

[GRAPHIC APPEARS HERE]

* Diamonds reflect sample size reducing stages

ANALYTICAL QUALITY ASSURANCE/QUALITY CONTROL

PGM uses a quality control and checking system to validate the precision and accuracy of the gold and, to a lesser extent, copper assays, and to monitor cleanliness in sample preparation. The quality control system consisted of standards, blanks, repeats, pulp duplicates, screen fire assays, inter-laboratory check assaying and inter-laboratory check screen fire assaying. As an example, the Perseverance exploration drill results for the Zone A feasibility study will be tracked throughout the following discussion of QA/QC. PGM has numerous other drill programs from many deposits with similar analytical requirements.

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ACCURACY

PGM measures assay accuracy (and also precision) using gold and base metal analytical standards prepared by Gannet from Western Australian gold ores and Peak gold mine ore. PGM's 'PGPL'-series standards, used in the Perseverance drilling, were matrix matched, having been created from Copper lens material from the 500 Level at the Peak Mine. The 'PGPL' series standards had certified base metal grades whereas other non-matrix matched Gannet standards did not. Gannet has prepared a large number of standards for PGM over the years including the PM, ST and 96PGM series, some of which have been matrix matched. These standards are available for a number of different gold grade ranges and high base metal or low base metal values.

Accuracy and precision are quantified by calculating the mean percentage difference (MPD) of a sample pair:

                               MPD = [|(a-b)|/x]

where:    x = the average of two samples
          a = the value of the original analysis or certified value of the standard
          b = the value of the duplicate or replicate sample analysis.

The performance of each assay laboratory against the standard values was tracked over time. As an example the performance of Analabs and ALS Chemex with the PGM standards during the Perseverance drill program are presented in Tables 4.10-4 and 4.10-5 below.

                                  Table 4.10-4
      GOLD STANDARD PERFORMANCE BY ANALABS (November, 1997 - October, 2000)

                             CERTIFIED VALUE          ANALABS RESULTS       MPD
               NUMBER     ---------------------    ---------------------
STANDARD     SUBMITTED    Mean (g/t Au)     SD     Mean (g/t Au)     SD     (%)
-------------------------------------------------------------------------------
PGM MATRIX MATCHED STANDARDS
PGPL10000        4          10.32           0.41       10.06        0.26      3
PGPL2100         8           2.15           0.15        2.06        0.11      5
PGPL2700         7           2.80           0.19        2.64        0.14      7
PGPL3600         8           3.73           0.24        3.48        0.30      7
GANNET NON-MATRIX MATCHED SULPHIDE GOLD STANDARDS
PM60            22           59.9            2.1        59.3         2.5      3
ST147          130           2.66           0.16        2.56        0.17      5
ST148           53           8.67           0.59        8.62        0.36      3
ST153           13           13.8           0.9         14.1         0.5      3
ST42_7192       25           1.51           0.09        1.51        0.11      5
ST43            32           3.58           0.24        3.52        0.37      6
ST43_7194       43           3.64           0.24        3.60        0.13      3
ST49            69           2.10           0.09        2.04        0.11      4
ST49_8242       91           2.06           0.10        2.03        0.21      4
ST70_5156       22           0.11           0.03        0.10        0.04     28
ST73             4           1.49           0.08        1.42        0.01      5
ST06_8208        2           1.01           0.06        1.03        0.01      1
GANNET NON-MATRIX MATCHED OXIDE GOLD STANDARDS
ST17_5129       30           0.75           0.05        0.71        0.26     16

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In the example, the average grade of standards assayed by Analabs tended to be lower than the specified standard grade suggesting a low bias. Only one standard (PGPL3600) had an average grade that was outside one specified standard deviation from the specified mean. This level of accuracy and precision is considered by PGM to be acceptable. Individual assay results that fell more than 2 standard deviations away from the mean were assessed against the performance of other standards in the batch using assay control charts and reassays may be requested.

                                  Table 4.10-5
                     GOLD STANDARD PERFORMANCE BY ALS CHEMEX
                        (OCTOBER, 2000 TO OCTOBER, 2001)

                       CERTIFIED VALUE    ALS CHEMEX RESULTS
                       ---------------    ------------------
             NUMBER      Mean                Mean             MPD
STANDARD    SUBMITTED  (g/t Au)     SD     (g/t Au)   SD      (%)
-----------------------------------------------------------------
PGM MATRIX MATCHED STANDARDS
PGPL10000       9       10.32      0.41      9.94    0.56      5
PGPL2100       17        2.15      0.15      2.17    0.12      4
PGPL2700       12        2.80      0.19      2.90    0.36      9
PGPL3600       10        3.73      0.24      3.80    0.39      8
PGPLORIG        3       20.15      1.00     18.73    1.42      7
PM60            5        58.9       2.1     63.42    3.53      8
GANNET NON-MATRIX MATCHED SULPHIDE GOLD STANDARDS
ST153           9        13.8      0.93     13.53    0.61      5
ST42_7192       6        1.51      0.09      1.47    0.10      4

The average grade of standards assayed by ALS Chemex was both above and below the specified mean grade and all were within one specified standard deviation. PM60 contains two results greater than two standard deviations away from the mean. Repeat analyses of the samples in those batches confirmed earlier results and no adjustment was made to the raw data.

Certain early standards, such as 96PGM1 and 96PGM2 used in the New Cobar drilling, were designed to be both copper- and gold-rich and have experienced precision problems upon assaying for gold. This was identified as a potential problem by the manufacturer of the standards and results from these samples have not weighed heavily in the evaluation of gold assaying accuracy.

PRECISION

PGM measures precision by repeating assays of the same sample after pulverizing. Field duplicated samples typically are not used for core assays although they are sometimes used in RC drilling. Precision may be tested within a pulp sample or from a second pulp sample collected from the pulverizer. The precision testing naming conventions differed between Analabs and ALS as summarised in Table 4.10-6.

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                                  Table 4.10-6
       DEFINITION OF ASSAY REPEAT AND DUPLICATE NOMENCLATURE BY LABORATORY

LABORATORY COMPANY       SECOND SAMPLING LOCATION              PRECISION SAMPLE NAME
------------------------------------------------------------------------------------
Analabs              50g sampled from same 250 - 400g kraft    Repeat
ALS-Chemex           packet as original 50g sample             Duplicate
Analabs              50g sampled from a different (black) 250  Duplicate
                     - 400g kraft packet than the original

At Analabs, assay duplicates were chosen at a frequency of four in every 42 samples by a computerized laboratory information management system (LIMS). A single assay batch comprised 50 samples that included 42 client samples, 4 duplicated client samples, 2 internal laboratory standards and 2 internal laboratory blanks. PGM blanks and standards were included in the 42 client samples. ALS Chemex used a similar batch procedure and used the same ratio of duplicate samples, client samples and internal standards and blanks. The purpose of the replicate sample is to test the repeatability of the analysis technique. The purpose of a duplicate sample is to test the homogeneity of the preparation technique.

Duplicate and repeat sample performances were checked for correlation using scatter graphs and regression analysis of data points. An example of a scatter graph for recent Peak Mine data is provided in Figure 4.10-2 below.

                                  Figure 4.10-2
                  SAMPLE SCATTER-GRAPH OF RECENT PEAK MINE DATA

[GRAPHIC APPEARS HERE]

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Summary results and performance for precision tests on the same series of
Perseverance samples discussed above are shown in Tables 4.10-7 and 4.10-8. For the purposes of these tables, the terms repeat and duplicate follows Analabs terminology.

                                  Table 4.10-7
                   PERFORMANCE OF ASSAY REPEATS BY LABORATORY
                        (NOVEMBER, 1997 - OCTOBER, 2001)

                ANALABS    ANALABS    ALS CHEMEX  ALS CHEMEX
MEASURE / LAB   SAMPLES  AVERAGE MPD   SAMPLES    AVERAGE MPD
-------------------------------------------------------------
**0.5g/t Au        411        9           31           15

NUMBER OF REPEATS AND MPD PERFORMANCE BY GOLD GRADE RANGES

GRADE RANGE     ANALABS    ANALABS    ALS CHEMEX  ALS CHEMEX
(G/T AU)        SAMPLES  AVERAGE MPD   SAMPLES    AVERAGE MPD

0.0 - 0.5          1303           16         148           12
0.5 - 2.0           192           10           8            6
2.0 - 5.0            88            9           5           11
5.0 - 20.0           78            9           8           40
20.0 - 100           43            6           6            9
**100                 10            4           4           10

Table 4.10-7 shows that ALS Chemex MPD results are higher than Analabs for repeated samples above 2.0 g/t Au. A laboratory audit of Analabs' Cobar laboratory in September, 2000, discovered that Analabs selectively reported the two closest gold assays when more than two gold assays were available. By selectively reporting the original and repeat gold assays, Analabs' apparent gold assay repeatability was improved and therefore a comparison with the ALS repeat data is misleading. It is also recognised that the statistics generated for ALS must be treated as somewhat unreliable as the dataset for all but the *0.5 g/t Au range is small.

The 5 to 20 g/t range for ALS Chemex has an elevated MPD of 40 % due to the impact of two outliers values in one drill hole. The samples had significantly lower repeat analyses. The second sample result is contained in the Corvus Lens dataset.

                                  Table 4.10-8
                  PERFORMANCE OF ASSAY DUPLICATES BY LABORATORY
                        (November, 1997 - October, 2001)

                ANALABS    ANALABS    ALS CHEMEX  ALS CHEMEX
MEASURE / LAB   SAMPLES  AVERAGE MPD    SAMPLES   AVERAGE MPD
-------------------------------------------------------------
**0.5g/t Au         66        7            n.a         n.a

NUMBER OF REPEATS AND MPD PERFORMANCE BY GOLD GRADE RANGES

GRADE RANGE     ANALABS    ANALABS    ALS CHEMEX  ALS CHEMEX
(G/T AU)        SAMPLES  AVERAGE MPD    SAMPLES   AVERAGE MPD

0.0 - 0.5           871           4         n.a           n.a
0.5 - 2.0            25           9
2.0 - 5.0            11           8
5.0 - 20.0           10           5
20.0 - 100           13          10
**100                  7           4

*=less than
**=greater than

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ALS Chemex did not perform any duplicate analysis work from a second split pulp bag in the Perseverance program and therefore cannot be compared against Analabs. Analabs' duplicate data has low MPD values that compare well with the Analabs repeat data. There is no evidence to suggest the duplicate data were selectively reported.

CLEANLINESS

Sample blanks were used at the start of each sample dispatch and in positions from 1 to 3 samples after core samples containing visible gold. Blanks are used to ensure no gold contamination of the pulverizer and, therefore, contamination of following samples. Sample blank results for the same periods discussed above is shown in Table 4.10-9.

                                  Table 4.10-9
                    PERFORMANCE OF ASSAY BLANKS BY LABORATORY

      LABORATORY             NUMBER OF   AVERAGE BLANK GRADE
                              BLANKS          (G/T AU)
      ------------------------------------------------------
      Analabs                  37               0.03
      ALS Chemex               20               0.01

Sample blanks that were reported with gold grades 10 times greater than the detection limit were requested to be re-assayed to confirm contamination. Blank samples determined to be contaminated along with 3 samples either side of the contaminated blank were requested to be re-assayed from new sample taken from the bulk residue. The maximum gold grade for a blank in the Perseverance database is 0.06 g/t Au.

4.10.4.2  SUMMARY QA/QC RESULTS

NEW COBAR

At New Cobar, no records exist for the testing of pulverization in sample preparation for any DPO's prior to 1997. All laboratories since have reported in detail since. No records exist for the submission of blank standards prior to 1991. CRAE and PGM have used blanks with all drilling since 1992. A review of the submission of blanks has shown that laboratories involved have largely maintained a clean sample preparation circuit. However, two blanks returned high gold assays and one returned a moderate copper assay. These are not believed to have had a material effect on resource estimation.

No records exist to indicate the inclusion of analytical standards at new Cobar prior to 1992. Analysis of the inclusion of standards, replicates and duplicates (scatter graphs and quality control charts) indicates that acceptable precision has been achieved and that no systematic bias in accuracy or precision of the assaying at any individual laboratory exists of a magnitude which may have compromised the results. There has been a poor correlation between some standards and assays at Aminya and Amdel and some repeat assays at Amdel (3 to 8 % high) however, this represents a very small fraction of the database.

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CHESNEY

At Chesney no records exist for the testing of pulverization in sample preparation. The submission of blanks has shown no contamination of gold in samples however, one blank returned a high copper assay. The inclusion of standards and duplicates indicates that acceptable precision has been achieved and no systematic bias in accuracy or precision exists in the majority of the data. There has been a poor correlation between original assays at Aminya and repeats at Amdel. However this represents a very small fraction of the database.

NEW OCCIDENTAL

At New Occidental, the QA/QC performance over the twelve months ending June 30, 2002 has been acceptable. The MPD of 1,649 repeats for the period is 12 % in total, or 7.7 % for repeats greater than 0.5 g/t Au (see Table 4.10-10). Sharp rises in MPD for gold values less than 1 ppm are consistent with low levels of contained gold as grades approach the limits of detection. Regression analysis indicates a high degree of correlation. The MPD of 308 duplicates for the period is 17.6 % in total, or 3.8 % for duplicates over 0.5 g/t Au. As with the repeat assays, sharp rises in MPD for gold values less than 1 ppm are consistent with low levels of gold near the detection limits. Regression analysis of the duplicates indicates a fair degree of correlation.

                                  Table 4.10-10
           NEW OCCIDENTAL QA/QC PERFORMANCE, 2001-2002 REPEAT SAMPLES

 YEAR                                     NUMBER  AVERAGE    AVERAGE       NUMBER    AVERAGE    AVERAGE
ENDING              METRES     CORE ?/     OF       MPD        MPD          OF         MPD        MPD
 JUNE     HOLES   SUBMITTED   FRACTION   REPEATS    (%)    > 0.5 g/t Au  DUPLICATES    (%)    % >0.5 g/t Au
-----------------------------------------------------------------------------------------------------------
 2002      175      7709       35.3mm     1649     12.0       7.7          308         17.6       3.8
                               full core

PGM believes that the results display moderate levels of precision for repeat and duplicate assays indicating that the pulverization process is effective and that the instrumentation has fair repeatability. The MPD of the total population of duplicates is greater than that of the total replicates. However the MPD of the duplicates greater than 0.5 g/t in grade is less than that of the replicate population. This is counter-intuitive but may be explained by the small duplicate population at greater than 0.5 g/t (58 samples) not being representative.

The analytical standards performed well with good accuracy and precision (see Table 4.10-11 below). The older standards ST 153 and ST42_7192 performed well compared to the later matrix matched standards. There appears to be a slight negative bias when compared to the certified values.

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                                  Table 4.10-11
       ANALYTICAL STANDARDS PERFORMANCE FOR 12 MONTHS ENDING JUNE 30, 2002

                       NUMBER    CERTIFICATION    LABORATORY PERFORMANCE
        STANDARD     SUBMITTED  g/t Au     SD     g/t Au     SD    MPD(%)
        ----------------------------------------------------------------
        ST153             6      13.8     0.93     13.33    0.19    3.38
        ST42_7192         55     1.51     0.09      1.50    0.04    2.31
        PGPL2100          87     2.15     0.15      2.12    0.17    5.93
        PGPL2700          26     2.80     0.19      2.64    0.17    7.35
        PGPL3600          70     3.73     0.24      3.64    0.24    5.06
        PGPL5000          25     5.21     0.37      5.03    0.41    6.36
        PGPL10000         44    10.32     0.41     10.23    0.77    5.39.
        PGPL30000          2    29.74     1.32     30.25    1.05    3.54

Upon completion of the feasibility study in May, 2000, PGM felt that the sampling QA/QC analyses indicated that the New Occidental drill hole assay data are sound. Precision analyses report a high level of assay precision for the laboratories used during the PGM evaluation program. Whilst quality control samples suggest that the laboratories used for the majority of the New Occidental assay program may have systematically assayed slightly higher than other laboratories, the difference is not significant. Comparisons of geological assays with recalculated head grades from metallurgical testing of New Occidental drill core suggest that the geological assaying may systematically under estimate the grade of the high grade mineralization. The bias is within plus or minus 10 %, which is considered acceptable.

Peak

At Peak, the recent QA/QC work completed for the June, 2002 resource estimate has seen acceptable performance and an improvement over previous results. The MPD of 309 laboratory repeats for the twelve months ending June 30, 2002 is
13.4 % in total, or 9.4 % for repeats over 0.5 g/t Au. Regression analysis indicates a high degree of correlation. The MPD of 81 duplicates for the same twelve-month period is 20.2 %, or 10.4 % for duplicates over 0.5 g/t Au. Regression of the duplicates against original assays also shows a high degree of correlation.

PGM believes that the results display moderate to fair levels of precision for repeat and duplicate assays given the nature of the Peak mineralization, and is a sound result compared to previous years (see Table 4.10-12). The results also indicate that the pulverization process is effective and that the instrumentation has fair repeatability. The analytical standards performed well with good accuracy and precision.

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                                  Table 4.10-12
                        PEAK QA/QC PERFORMANCE, 1989-2002
                                 REPEAT SAMPLES

                                                                                                      AVERAGE
   YEAR                                    NUMBER    AVERAGE      AVERAGE      NUMBER    AVERAGE        MPD
  ENDING              METRES      CORE ?/    OF        MPD          MPD          OF        MPD          % >
  JUNE/1/    HOLES   SUBMITTED   FRACTION  REPEATS     (%)     > 0.5 g/t Au  DUPLICATES    (%)      0.5 g/t Au
--------------------------------------------------------------------------------------------------------------
1989           104      16,796  50.6mm,         76      42.9            9.3          18     45.4           1.3
                                half core
1990            34       5,970  50.6mm,         23      35.8            3.7           4     18.1           2.8
                                half core
1991            97       4,941  35.3mm,         43      54.4            4.6          10     52.8
                                full core
1992           102      12,010      "           75      96.5           13.0          13     99.9          10.0
1993           176      15,528      "                No Replicates                     No Duplicates
1994           215      15,618      "                No Replicates                     No Duplicates
1995           103       9,701      "        1,317      61.4           31.0          36     11.4           9.9
1996            95      12,376      "        3,527      45.4           22.9        1271     40.0          14.2
1997            65       7,828      "        1,904      39.0            5.0         358     46.2           4.1
1998            45       2,393      "          605      18.5            6.9         187     31.7          18.8
1999            59       3,901      "          682      14.5           11.4         112      9.2          15.7
Dec 1999        78       9,131      "          644       9.8            7.0         242       11           5.6
June 2000       70       4,215      "          760      5.56           3.49         175     7.88          6.31
Dec 2000        31       2,755      "          397     13.95          10.32          58    16.01         15.57
June 2001       59       3,412      "          354        16             10         166     19.6          11.2
2002            18       1,963      "          309      13.4            9.4          81     20.2          10.4

/1/ -All Periods Reported from July to June except those in italics that are reported for a six-month period.

Perseverance

At Perseverance, the performance of the QA/QC measures for both laboratories has been acceptable throughout the exploration program leading to the November, 2001 feasibility study. The assay data are considered to be adequate and representative of the ore type.

As at Peak and New Occidental, assay accuracy, precision and cleanliness were measured with gold and base metal analytical standards, duplicates replicates and blanks. The standards used, and performance, precision and cleanliness achieved were presented and discussed earlier in this section as example performance measurements in Tables 4.10-4, 4.10-5, 4.10-7, 4.10-8 and 4.10-9.

SFAs were performed on Perseverance mineralized samples but were not used for compositing and interpolation. Most of the drill hole intercepts through Zone A were analyzed by SFA after the routine 50-g fire assays (FA) were completed. Screen fire assaying was performed as it used a larger sample size (500 g) and should be better able to handle coarse gold particles than the routine 50-g samples. Perseverance is high grade and PGM wished to evaluate SFA.

Screen fire assays were not used in the interpolation processes because there was an apparent low bias in the SFA compared to FA results. In September, 2000, a laboratory audit and report (Roden, 2000) recommended that SFA not be used for estimations until the nature of the bias

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was understood. However the bias was small and not readily explainable. The results of the SFA test program are summarized in Table 4.10-13 and Figure 4.10-3 below.

                                  Table 4.10-13
            FIRE ASSAY - SCREEN FIRE ASSAY COMPARISON BY GRADE RANGE
                                    (g/t Au)

GRADE RANGE    NUMBER OF   AVERAGE GRADE BY FA    AVERAGE GRADE BY SFA     MPD%
(g/t Au)        SAMPLES          (g/t Au)               (g/t Au)
-------------------------------------------------------------------------------
0.0 - 0.5         353               0.1                    0.2              43
0.5 - 2.0          98               1.0                    1.3              25
2.0 - 5.0          37               3.1                    3.0              10
5.0 - 20.0         41              10.0                    8.7              16
20.0 - 100         28              48.3                   46.1              14
>100               10             255.9                  239.8              14

                                  Figure 4.10-3
             FIRE ASSAY - SCREEN FIRE ASSAY SCATTER PLOT COMPARISON

[GRAPHIC APPEARS HERE]

4.10.5    LABORATORY CERTIFICATION

Analabs has achieved accreditation to the standards of ISO 9002 and the National Association of Testing Authorities (NATA) in Australia. It has internal check and round robin monitoring

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programs and participates in The Geostats Round Robin of Laboratories, a widely recognised Australian proficiency program involving mineral laboratories. The company reports that it is currently implementing ISO Guide 25.

ALS Chemex claims that its laboratories "operate according to the guidelines set out in ISO/IEC Guide 25 - "General requirements for the competence of calibration and testing laboratories"" and that it ensures "compliance to the ISO 9002 standard adopted by the company". ALS Chemex has attained ISO 9002 registration at all of its North American and Peruvian laboratories, as well as the Brisbane, Australia site. The rest of Australia is actively pursuing registration. ALS Chemex is currently working towards accreditation to ISO 17025, the replacement for Guide 25. It is NATA-registered in Brisbane and participates in a number of external round robin monitoring programs, including Geostats.

Since 1995, PGM has requested NATA-registration of all of its contract laboratories.

4.10.6    ASSAY DATA ENTRY

All assay data (including laboratory repeats) for all Cobar gold field project area holes have been entered into the Assay, Composite Assay 1 or 2, or Repeat (Duplicate) Assay tables of Drillview (as appropriate). Assays from holes drilled prior to 1995 were manually keyed into the database. All assays from 1995 to present have been received from the laboratory in digital format and the original digital copy has been directly entered electronically to minimise data entry errors. Manual entry was cross checked at the time by a second person. Additionally, at the time of resource estimation of some zones, Vulcan software was used to identify the 15 highest assays in each domain/zone and the correct entry of each was confirmed.

For all assay data entered into the Drillview database, PGM has adopted the convention of assigning "trace", and below detection limit assays, a small positive value equal to half the detection limit for that element on that DPO (e.g. for a detection limit of less than 0.01 ppm the value 0.005 ppm was entered).

4.11    DATA VERIFICATION

4.11.1    DATABASE VALIDATION

The Coreview data-entry system enforces a certain amount of data validation whilst still allowing a degree of flexibility over the logging. Data are transferred from Coreview to Drillview via a series of load routines. The Drillview electronic database has further internal validation protocols which are employed at this step. Validation and integrity of the Drillview database was maintained at several levels as listed in Table 4.11-1.

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                                  Table 4.11-1
           HIERARCHICAL VALIDATION CONTROLS ON THE DRILLVIEW DATABASE

CONTROL LEVEL/TYPE                      DESCRIPTION
-------------------------------------------------------------------------------
Group and User Permissions   Determined group and user access to the database.
                             This affected viewing, reading and writing data.

Code Lists and Look-Ups      Fields linked to look-up tables only allowed data
                             that matched an entry in the specific look-up table to be allowed in the database. This type of control prevented typographic errors and non-compliance with standard naming conventions.

Validation Reports           Validation Reports were special queries that were
                             run once the data had been loaded to and accepted by the database. These reports looked for mismatches in numeric fields. An example is inconsistent end-of-hole depths for a single drill-hole in multiple tables.

A final database check is carried out by the geologist through the process of loading the data into the Vulcan mine planning software system and visual checks of both the database and the data in cross section and plan view using Vulcan.

At present there are no hole-depth, over-lapping interval or hole-name validation errors in the PGM database for any of the deposits. Drillview features built-in validation reports that enable fast checking and correction of common mistakes such as end-of-hole depth mismatching, hole names and over-lapping logging intervals.

Manual entry of the early assay results was cross checked by a second person and the highest 10 to 15 values in each population of some programs were identified in Vulcan and checked for correct entry a third time.

4.11.3    INDEPENDENT REVIEWS

Recent practice at RTP has been to request detailed technical reviews of all capital projects proposed by operating units such as PGM. Both the New Occidental and Perseverance projects were significant capital expenditure projects and among the requests made was one for an independent project database audit prior to estimation of the resources for the study. Sampling procedures, logging practices, bulk density determination, data collection procedures and data entry accuracy were reviewed. These audits were performed by Rio Tinto Technical Services (RTTS) of Bundoora. RTTS has also performed overall technical reviews of the New Occidental and Perseverance projects.

Although certain recommendations were made and acted upon, these audits found the databases to be properly validated and acceptable for use in the estimation of a mineral resource for the two projects. It was also felt that data from earlier programs run by others had been thoroughly assembled and recorded in an appropriate manner.

A list of all recent reviews which have covered or touched on data validation is presented below.

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New Occidental

     . November 1996, RTZ-CRA Technical Services Australia reviewed the evaluation drilling program at the New Occidental and preliminary resource models (Abbott et al., 1996).

     . September 1997, RTTS Australia reviewed progress on preparing a resource estimate for the New Occidental orebody (Rickus et al., 1997).

     . January 1998, RTTS Australia undertook a further review of progress on preparation of a resource estimate for the New Occidental orebody (Rickus et al., 1998).

     . April 1999, RTTS reviewed the proposed development of the New Occidental mine and undertook a detailed analysis of the evaluation drilling program and resource model, including the conditional simulation study undertaken by RTTS.

     . March 2000, RTTS audited the New Occidental project database, (Baldwin, 2000).

Peak

     . 2000, a laboratory audit was made of the Analabs facility and the analysis of Peak mine samples was reviewed (Roden, 2000).

Perseverance

     .    2001, RTTS audited the Perseverance project database, (Baldwin, 2001).

     . December 2001, RTTS reviewed critical aspects of the Perseverance Zone A development project.

Recommendations from these various reviews have been acted upon or responded to.

4.11.4    MICON'S REVIEW

Micon did not collect any samples to verify the gold-silver-base metals mineralization at the PGM properties. PGM is an operating gold mine owned by RTP, one of the world's largest mining companies. It has been in continuous operation for 10 years producing gold from the Peak deposit. In the current year, PGM has produced gold from four of the deposits described in this report. There can be no doubt as to the presence of gold and other valuable minerals in the deposits. The collection of a few samples would only have confirmed this and not confirmed the grade of the ore reserves. This topic is elaborated upon further in the production reconciliation section below.

Micon visited the New Cobar open pit, and the Perseverance and New Occidental deposits on an underground tour in order to view mineralization in place exposed in stope development. Micon also viewed several mineralized drill intersections laid out at PGM's core logging facility.

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4.12      ADJACENT PROPERTIES

PGM controls a large block of ground in and surrounding the Cobar gold field comprised of exploration and mining leases. The land position extends over an approximately 50-km strike length of prospective structures and lithologies. No adjacent properties have a material effect on the value of the PGM ground or the proposed acquisition.

4.13      MINERAL PROCESSING AND METALLURGICAL TESTING

4.13.1    PEAK

The original and now depleted Peak ore zones are characterized generally as follows: high copper, with high gold recovery; high gravity recoverable gold; and high sulphide, with lower gold recovery requiring longer leach time. In addition to bullion from gravity recovery and cyanide leaching, at various times the plant has produced copper (containing gold), lead, zinc and zinc/lead bulk flotation concentrates depending on ore type and production requirements.

Overall, the gold in the Peak ore is free (or as electrum) and associated with sulphides. A high degree of liberation is achieved by grinding to 80 % passing 120 um. Historically, greater than 95 % gold recovery has been achieved from the bulk of the Peak ore, with approximately 55 % from the gravity circuit, 10 % in the copper concentrate and 30 % from cyanide leaching.

4.13.2    NEW COBAR

The New Cobar open pit ore processed to date is totally oxidized and largely leached of copper mineralization. Gold in the oxide ore is associated with iron oxides and remnant magnetite and requires a finer grind than Peak ore for optimum liberation. Testing indicates gold recovery of over 93 % from cyanide leaching. The oxide ore is soft and must be blended with harder underground ore prior to milling. Although it will continue to be processed by blending with other ore, it is planned that a significant tonnage of stockpiled oxide ore will not be processed until 2007.

During 2003 and 2004, sulphide ore will be processed in addition to the oxide. Gold in the sulphide ore is associated with chalcopyrite and magnetite and, again, requires a finer grind than Peak ore for optimum liberation. Testing indicates total gold recovery of 95 % in copper concentrate and from cyanide leaching.

Testing of transitional ore has shown that it contains significant cyanide consuming copper mineralization. Therefore, it is proposed to process this ore on its own in 2006, using a gravity and flotation circuit, with an indicated recovery of 90 %. Alternative oxide copper flotation methods currently under investigation could improve recovery.

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4.13.3    NEW OCCIDENTAL

The New Occidental ore, which constitutes approximately 64 % of the process feed during the 2003 to 2007 plan period, has been subjected to a comprehensive testing programme that commenced in 1996 with initial mineralogical studies. RTTS and its predecessors in Melbourne carried out most of the testing, with external technical support as required, directed by PGM and Rio Tinto technical staff.

The testing programme investigated various processing options before concentrating on cyanide leaching. In addition to grind size and leach variables, ore hardness, thickening and slurry rheology were also investigated. Much of this testing was conducted on composites prepared from 2-m intervals of two diamond drill holes, and to a lesser extent a third, which was used primarily for the mineralogical studies. These investigations confirmed the benefit of finer grinding to 80 % passing 53 um and extending the leach time from the current 22 hours to 48 hours. Gravity gold recovery is expected to be low, at approximately 5 %, and copper flotation is not viable at the low sulphide ore grade. Blending with New Cobar oxide ore was found to have no effect on leach recovery.

The response to direct leaching was tested using 2-m interval samples from nine drill holes. This testing showed that gold recovery varied between 68 % and 98 %, with an average of 87 %. Mineralogical examination confirmed that although the majority of the gold is free milling at a sufficiently fine grind size, but there is a variable component of refractory gold, primarily as gold/bismuth minerals.

4.13.4    PERSEVERANCE

Although only constituting 14 % of process feed during the 2003-2007 plan period, drill core samples from Perseverance have also been subjected to a comprehensive programme of mineralogical examination and testing by RTTS using PGM's site specific laboratory procedure and other procedures. In addition to testing of Perseverance alone, testing was also conducted on blends with New Occidental ore at the finer grind required for the latter.

The testing showed that Perseverance ore is similar to the high copper Peak ore, with gold recovery of over 94 % using Peak conditions and copper recovery of over 65 % to a good quality concentrate. Blending was found to be of benefit to total gold recovery, despite lower gravity recovery with the fine grind required for New Occidental ore, because of a fine-grained gold component in the Perseverance ore and recovery of the New Occidental refractory gold to the copper concentrate. As planned for 2003-2007, a saleable copper concentrate is possible when the grade of the ore blend exceeds 0.3 % copper, with only bismuth attracting penalty.

4.13.5    SUMMARY

Micon considers that an adequate and comprehensive programme of metallurgical testing has accompanied the transition from the original single Peak ore source to the current and planned multiple ore sources. This testing has resulted in a number of process design changes and

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process plant modifications. These modifications, and current and planned process plant performance, are discussed in more detail in Section 4.16.2.

4.14      MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

PGM estimates and reports its mineral resources and ore reserves using the current (1999) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC Code), the Australian and RTP world wide standards. The definitions from the JORC Code are set out below.

          THE 1999 JORC CODE

          A 'Mineral Resource' is a concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

               An 'Inferred Mineral Resource' is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

               An 'Indicated Mineral Resource' is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

               A 'Measured Mineral Resource' is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

          An 'Ore Reserve' is the economically mineable part of a Measured or Indicated Mineral Resource. It includes diluting materials and allowances for losses which may occur when

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          the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.

               A 'Probable Ore Reserve' is the economically mineable part of an Indicated, and in some circumstances Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

               A 'Proved Ore Reserve' is the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

4.14.1    MINERAL RESOURCE ESTIMATION METHODOLOGY

There are five deposits belonging to PGM in the Cobar Gold Field that have published mineral resource and/or ore reserve estimates. Of these, three have both oxide and sulphide mineralization resulting in there being eight separate projects from a resource estimation point of view. These are, from north to south, the New Cobar Oxide, New Cobar Sulphide, Chesney Oxide, Chesney Sulphide, New Occidental, Peak Oxide, Peak Sulphide and Perseverance.

Generally these deposits have had their tonnage and grade estimated by either a two dimensional (2D) kriging or three dimensional (3D) kriging method, although differences exist at each project. The Chesney inferred sulphide resource was estimated using a tonnes per vertical metre projection of a 2D sectional estimate. This inferred resource at Chesney is not a material portion of the value at PGM. The 2D and 3D methods are summarized below and the individual mines are discussed thereafter.

In addition to the other data available for the estimation of mineral resources at PGM's deposits described above, there is an extensive database of underground geological mapping. Detailed mapping of the backs (roof) of all development headings is routinely performed by PGM mine geology staff. This mapping is intended to:

     .    Identify the location of mineralized zones.

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     .    Identify and record lithological contacts and rock types.
     .    Record alteration style, intensity.
     .    Record mineralization style, mineralogy and quantity.
     .    Identify presence of coarse gold mineralization.
     .    Identify geological structures.
     .    Identify and record geotechnical features.
     .    Interpret primary geological zones for domain modelling.

The underground geological data are used to produce level plans showing actual geology and accompanying interpretative map layers. The mapping data on field sheets is colour scanned and digitally transferred into MapInfo files which can be imported into Vulcan 3D software, along with other data for analysis.

Underground mapping is only available once mining has commenced and so was not used for the Perseverance resource estimate. However older mapping from previous operators of the New Occidental, New Cobar and Chesney deposits is sometimes available for interpretation. Underground mapping was available for the June, 2002 Peak and New Occidental resource estimates.

4.14.1.1  2D ESTIMATES

PGM has received advice from its geostatistical consultant GEOVAL (Guibal, 1997) that in certain cases a 2D kriged estimate is preferred over a 3D block model estimation method. The methodology is best suited for relatively narrow tabular vein-type deposits, especially those with a relatively low number of data points (as is the usually the case at PGM prior to the completion of delineation drilling), and is a suitable global estimation technique for highly skewed grade data.

The 2D method uses a service variables approach where two variables are defined, the horizontal or true thickness of the deposit at a drill hole intersection and the grade accumulation for that intercept (where grade accumulation is the product of the weighted average grade of the intercept and the thickness). A third service variable, bulk density, may be added. If used on a polymetallic deposit grade accumulation must be calculated for each element. Grade accumulation and thickness are less skewed than the raw gold grade assays and excessive smearing of high gold grades is less obvious. Selection of the drill intercepts may be affected by geological domains described in 3D estimates below.

Variography is then performed on all of the service variables, rather than just the grade, using methods described under 3D estimates below. PGM's recent practice is to use Gaussian transformations of the variables (called anamorphosis by Guibal) if the variograms are difficult to model, and back transformation once modelled in order to obtain the reconstructed raw variogram.

Values for all of the service variables are then interpolated into each block of the block model, in PGM's case using ordinary kriging (see description below). The grade of each block is then

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determined by dividing the kriged grade accumulation by its kriged thickness.
Tonnage is determined by multiply the block area by the kriged thickness.

The steps used by PGM for performing the 2D kriged resource estimates are set out in Table 4.14-1 below.

                                  Table 4.14-1
             RESOURCE ESTIMATION METHODOLOGY FOR 2D KRIGED ESTIMATE

      STEP:    PROCESS:
          1    Determine drill hole intersections to be used using appropriate geological and assay criteria. Compile drill hole data in 2D format. Calculate centroid co-ordinates, true thickness of intersection in 2D plane, mean grade and grade X thickness accumulations for each drill hole intersection.
          2    Calculate population statistics on drill hole assay data.
          3    Load drill hole data into ISATIS Software.
          4    Validate drill hole data including visual checks of
               drill hole centroid location.
          5    Create 2D block model for mineralized environment. (i.e. 75 m X
               50 m blocks at New Occidental)
          6    Perform variography on all service variables including variograms of thickness and grade X thickness products.
          7    Determine grade estimation parameters including search ellipsoid orientation, search distances and estimation ranges.
          8    Run service variable estimation for each block (ordinary
               kriging).
          9    Back calculate grade, thickness and tonnage for each block from the kriged service variables.
         10    Window out any mined areas from estimation.
         11    Report estimation results.
         12    Check and validate results.

As Guibal points out "It is sometimes argued that the 2D estimates cannot be used for mine planning; this is not really true, as it is possible to locate the estimated 2D panels in 3D, by positioning them through the easting of their centres of gravity" (centroid). "This procedure is actually very similar to unfolding. Furthermore, mining parameters can be incorporated in the estimation process itself by using mineable thickness and accumulation instead of ore thickness and accumulation; this amounts to making use of the notions of minimum mining width and minimum internal waste width" (Guibal, 2001).

PGM converts its 2D estimates into 3D space in Vulcan using 3D solids models of the interpreted intersections. In deposits which thin toward the edges 2D kriging can smear thickness. The 3D solid model of intercepts can also be used to determine volume and tonnes of the resource estimate as a check against the 2D kriging derived volumes

The 2D kriged approach is a robust global estimator of mineral resources in this type of deposit.

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4.14.1.2  3D ESTIMATES

PGM generally uses 3D estimation and modelling for wider deposits and where a higher density of data is available. This method typically uses the following steps.

DOMAIN MODELLING

Resource estimation by 3D methods is always constrained by domains interpreted from geological and assay data. The locations of faults, lithological contacts, alteration, oxidation and mineralized zones are interpreted from drill core and any available mapping to determine domain boundary location. Lithological/alteration, structural and grade domain boundaries (typically 1 g/t in the sulphide bodies underground and lesser grades in the oxide material) were modelled using Vulcan software.

The domaining process starts with raw drill hole data and any existing domain interpretation from previous estimates. The geologist performing interpretation will be thoroughly familiar with the geology of the area under consideration through:

     .    Logging of recent drill holes in the area.
     .    Mapping in the area or having reviewed the mapping of others.
     .    General familiarity with the overall geology of the deposit.
     . Familiarity with previous interpretations and models of deposit geology.

The models are usually based on sectional interpretations of the drill data and any available mapping. Interpretations are drawn onto cross sections and digitized into Vulcan to create closed polygons which are edited, validated and joined together to create separate 3D solid models (triangulations) for each domain. The triangulations were checked against the raw data. As many as 20 separate domains have been created for each deposit.

Domains may be used as hard boundaries for grade interpolation, for instance at post-ore faults, or a block may be allowed to see through a domain boundary for a short distance (soft boundaries), as at a gradational change from one alteration type to another. Boundaries may also be soft in on direction and hard in another. The choice is made by the geologist based on their knowledge of mineralization controls.

A flow sheet showing the domain modelling process diagrammatically is presented in Figure 4.14-1.

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                                  Figure 4.14-1
                          PGM DOMAIN MODELLING PROCESS

[GRAPHIC APPEARS HERE]

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POPULATION STATISTICS

Population statistics are calculated by domain to assist in top cutting decisions and to confirm domaining choices that were made. Top cutting is discussed in Section 4.14.1.3, Treatment of High Grade Assays, below.

COMPOSITING

Assay composites are constructed from the generally 1-m intervals in core samples and varying length RC samples by calculating a length-weighted average grade. Composites always respect geological domain boundaries. The resultant equal length composite averages are transferred to a file with a domain tag attached to each record. Vulcan software is used to perform the compositing and store the data. Top cuts are usually not applied during the compositing process as raw data is preferred for geostatistical analysis.

The most common composite length used in the gold resource estimates presented here is 2 m. This length was selected to reduce the variance of the data by reducing the impact of extreme values, resulting in more structured and easy to model variograms. Base metal grades were often estimated on 1 m composites due to their lower variance.

Because kriging applies no weights to each sample for sample length, common composite lengths are required. The estimation process used only composites equal to or greater than one metre in length. A check was made of domain boundaries to determine if short high grade samples were being excluded.

BLOCK MODELLING

Block models are defined using a block size and orientation suitable for the deposit and drilling density. Vertical or dipping models are possible and horizontal orientation is selected to follow the strike of the zone or controlling structure. Block model extents are established to minimize the number of blocks estimated but contain all required data.

Block model sizes are selected based on drill hole spacing and will vary depending on whether delineation drilling has been completed. Typical block sizes for 3D estimation vary from 2 m X 10 m X 12.5 m (x, y, z) to 4 m X 20 m X 20 m. Sub-blocking was used when local variations in zone geometry resulted in deviations from the block model geometry so that partial block tonnages could be estimated. Typical sub-block sizes vary from 1 m X 2.5 m X 2.5 m to 1 m X 2 m X 3 m.

Dozens of variables are applied to each block in the model including interpolated grade values for each element, number of samples used in each element's estimate, average distance to samples, kriging variances, resource confidence category, location in 3D space and numerous available flags such as "mined out" which can be determined from underground surveys input into Vulcan.

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GEOSTATISTICS

In addition to the population statistics, a geostatistical analysis for gold for each domain was performed in order to obtain the input parameters for grade interpolation.

Determining Direction of Anisotropy

Variography for most of the resource models has been completed using ISATIS software. Various sets of orthogonal directions are tested in ISATIS using visual control and compared with previous interpretations, if available. The orientations of the principal directions of mineralization continuity and the range over which samples are autocorrelated is determined. For most domains the directions tend to match the domain geometry. The final set of orthogonal directions was checked for agreement with known geology and then modelled.

Interpreting the Nugget Effect

Down-hole variograms are constructed for each domain in ISATIS and were used to interpret the nugget effect from raw and relative down-hole variograms in both an absolute and proportional sense. The resulting value for Gamma is then used in the spherical modelling of the variogram in ISATIS and also in the estimation parameters in Vulcan for grade interpolation. Information on the nugget for the other two directions is limited in several instances at PGM resulting in a limited knowledge of short-range variability. The impact of this is discussed in Sections 4.14.1.3, Treatment of High Grade Assays and 4.14.3.4, Production Reconciliation.

Fitting the Variogram Model

The directions of anisotropy are reviewed in three dimensions and the variogram built and modelled in ISATIS software. PGM's recent practice is to use Gaussian transformations of the variables (called anamorphosis by Guibal) if the variograms are difficult to model, and back transformation once modelled to obtain the reconstructed raw variogram or experimental variogram. Gaussian anamorphosis is of most benefit in a skewed distribution (common in gold data sets) where the algorithm minimizes the impact on the variogram of extreme outlying samples.

The geostatistics process is summarized in Figure 4.14-2 below.

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                                  Figure 4.14-2
                            PGM GEOSTATISTICS PROCESS

[GRAPHIC APPEARS HERE]

GRADE INTERPOLATION

Gold

Grade interpolation for gold is performed using ordinary kriging with parameters such as the sill, nugget and ranges derived during the geostatistical analysis and other parameters derived from experience. These latter parameters have evolved from one estimate to the next over the years

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and include such things as the minimum number of samples, intermediate search distances and discretization. A combination of factors such as data spacing, domain geometry and composite length are used in the subjective analysis of such parameters.

Typically multiple kriging runs are used to ensure that the best local estimate is obtained when enough data is available (i.e. not over smoothing) and to ensure that an optimum number of blocks are estimated. For example at New Occidental for the new June, 2002, 3D resource estimate the kriging was completed with a series of three sequential runs. Each run relaxing the search criteria slightly by increasing the search neighbourhood and decreasing the minimum number of samples required. These factors directly relate to the confidence in the estimate and are incorporated in the resource classification.

The New Occidental 3-run estimation process is shown in Table 4.14-2. The search dimensions are consistent with the average drill hole spacing throughout the deposit, a nominal 10 m x 12.5 m pattern and 2 m composite lengths down the hole. An octant-based search is used. Figure 4.14-3 shows the current search strategy used in the interpolation of grade after Pocock, 2000.

Discretization is often done on blocks where the distance from one corner of the block is significantly different from another. A series of points are established within each block and separate grades estimated for each. The grade of the block is then determined from the average of the points. This process was used at New Occidental and the parameters are laid out in Table 4.14-2

                                  Table 4.14-2
        GENERAL ESTIMATION PARAMETERS FOR MULTIPLE KRIGING RUNS FOR GOLD,
                           NEW OCCIDENTAL JUNE, 2002

Parameter                         Run 1    Run 2    Run 3     Derivation/Controls
--------------------------------------------------------------------------------------
Minimum number of samples              5        5        4  .   Composite length
                                                            .   Data spacing.
Search neighbourhood radius (m)
Major                                 14       24       36  .   Average data spacing
Semi-major                            12       20       30  .   Composite length
Minor                                  2      2.5        4  .   Variogram model ranges
Search Shape                     Ellipse  Ellipse      Box
Discretization
X                                      1        1        1  .    Primary block size
Y                                      5        5        5  .    Composite length
Z                                      6        6        6

The variogram derived estimation parameters (nugget, sill, and range) are kept constant in all runs.

Once grades have been interpolated they are written to the block. Those blocks above the deposit specific cutoff grade are then reported by confidence category. The block model is then available for stope design or Whittle analysis to determine and optimized pit.

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                                  Figure 4.14-3
              PGM KRIGING SEARCH STRATEGY AS USED AT NEW OCCIDENTAL

[GRAPHIC APPEARS HERE]

Copper, Lead, Zinc and Silver Estimation

Copper, lead zinc, silver and bismuth may be estimated into blocks using the same process as gold but with specific parameters determined for each element. At deposits such as New Occidental, where the base metals have no economic significance and are not reported in the mineral resources, the grades are still reported internally for process control and environmental

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purposes. Here the grades have been analysed statistically and local average grades for copper, lead, zinc and silver have been assigned to blocks based on the analysis.

BLOCK MODEL VALIDATION

The block model is validated by plotting sections from it and comparing them against the composite data used to generate the model. This is a manual, non-quantitative search looking for areas where the estimate may not be representative of the composites and checking for how well the model honours the data. A rigorous iterative program of searches and responses is followed, often five or six times. Global tonnes, grade and contained metal are also compared to previous years.

PGM feels that the plotting allows visualisation of the blocks and composites. A display can also be made of the ore code flag, which allows easy demonstration of which domain a composite falls in. Useful in the examination of the domain boundaries to ensure short, high grade composites do not exist.

Recently some methods of quantitative validation were also adopted, including plotting of grade tonnage information, a plot of composite grade verses cutoff grade and block grade verses cutoff grade. This reveals whether, at a zero cutoff grade, the grade of the samples and the blocks is approximately equal.

4.14.1.3  TREATMENT OF HIGH GRADE ASSAYS

As discussed in Section 4.14.3.5, Production Reconciliation, the Peak Mine has historically experienced 10 to 15 % positive reconciliations of the ore reserve to the metallurgical balance. Early results from New Occidental stoping indicate similar results, but of lesser magnitude. In addition, at Perseverance, very high grades in certain drill programs have been confirmed to extend over distances of about 10 m by closely spaced nearby test holes. This is consistent with the current geologic understanding of the style of mineralization. The most favourable sites for deposition of gold being dilatant zones due to attitude changes in the shears near the edges of the rhyolite or altered rocks with strong competency contrasts. This geometry allows for extensive fluid-to-host-rock interaction in small structural traps meaning that high-grade samples are likely to be representative of a small volume around them. These structural traps are the locus of the small very high-grade shoots at the core of many of the deposits in the Cobar Gold Field, which are believed to be the cause of the positive mill reconciliations. For these reasons PGM staff have generally been reluctant to employ any top cutting of data in unoxidized deposits except in extreme circumstances.

When used, top cuts are typically applied to 2-m composite assays based on the 99/th/ percentile of the assay population within any one domain, including waste. Domains with similar uncut and top cut population statistics are generally not top cut for use in grade interpolation. Top cuts applied to composites have varied from 20 to 130 g/t. An exception to this was in the Perseverance estimate where one assay of well over 10,000 g/t and a second intersection of 8 m at 98.6 g/t were received. At the Perseverance and Corvus lenses at top cut of 200 g/t was

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applied to raw assays however, at the Scorpio lens a top cut of 100 g/t was applied to the 3-m composites.

At Chesney Sulphide, a 30 g/t top cut was used on raw data for the Southern Gold Shoot along with a 2 % Cu top cut for the Northern Gold Shoot. No other top cuts were used at Chesney. A 20 g/t Au top cut was used on composites at Peak Oxide. At Peak Sulphide top cuts of between 40 and 130 g/t Au were applied to composites in four domains, however three were left uncut. No top cuts were used in the New Occidental feasibility study or the New Cobar Oxide and Chesney Oxide resource estimates.

In the most recent June, 2002 New Occidental resource estimate, only the waste and gossan lode domains had the raw assays top cut. However, a new method of treating high grade assays was tried. All domains had the influence of the high-grade samples limited to the local block. For example, a sample greater that 50 g/t Au will be used in the estimation of the block which that sample falls in but will not be used in the estimation of any other blocks. All other blocks will see 50 g/t. This appears to significantly reduce some smearing of extremely high-grade samples without overly reducing the contained metal as top cutting does.

4.14.1.4  BULK DENSITY

PGM has completed an extensive program of bulk density (or in-situ specific gravity) measurements during the exploration of its major deposits. Perseverance had a total of 4,369 measurements of 1-m lengths of 1/2 NQ2 core sampled (22 % of assayed core). At New Occidental 1,260 measurements (25 %) were taken. Other deposits have been sampled at lesser but still adequate frequencies.

Individual specific gravity (SG) measurements are made using the "wet balance" or "tube/calliper" methods, the former on unoxidized core with less than 2 % void space and the latter on porous, weathered, vuggy or gossanous core. The wet balance method calculates SG by dividing the weight of core in water by the dry weight minus the wet weight. The tube calliper involves measuring the dry weight of the core and dividing by the volume, as determined from core length and a number of core diameter measurements taken with a pair of callipers, to determine SG.

At base metal-poor deposits such as New Occidental the bulk densities were remarkably consistent throughout the gold zone. In base metal rich deposits such as Perseverance, bulk density varied with metal content. In the oxidized deposits bulk density reflects the weathering profile and the degree of leaching and secondary enrichment.

At deposits such as New Occidental an average of all measurements within the 1 g/t domain envelope was used as the bulk density for the mineral resource estimate. At deposits such as Perseverance the measurements within the 1 g/t envelope are averaged separately for each lens. In the oxidized deposits the measurements within both the 0.1 g/t envelope and the individual various oxidation domains are separately averaged and used. Waste at all deposits was estimated using other domain averages.

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4.14.1.5  MINED OUT AREAS

As described above, many of the mines in the New Cobar area have long mining histories. Underground stoping has been occurring since the 1870's and some surface mining and glory holes exist. PGM has underground plans for all of the mines for which resources have been estimated. These plans have been digitized to create a 3D model of all underground development and stoping.

PGM also has a digital terrain model of the Cobar gold field that has been generated from a file of topographic point data composited from several surveys as well as a surface culture model showing the location of historical open cuts, shafts, zones of fracturing and collapse, mine buildings, surface stockpiles, other non-mine buildings and structures including tanks, the shire filtration plant and communication infrastructure, utilities, lease boundaries, roads and fences.

These digital models are used to constrain resource estimation by deduction of mined out areas after resource estimation.

4.14.1.6  SOFTWARE

Most resource estimation performed at PGM has been done using Vulcan version
3.2.2 software, by Maptek Pty Limited, operating on Silicon Graphics workstations or Vulcan version 4.0 (Build 109) running on Dell NT workstations. Variography and variogram model fitting is usually performed using ISATIS software.

4.14.1.7  THE DEPOSITS

With its annual 20F filing for the US Securities and Exchange Commission RTP provides commentary on data type and spacing, grade estimation techniques, cutoff grade and method used to distinguish measured, indicated and inferred categories resources in the preparation of the individual deposit resource estimates. Those, and additional comments by Micon, are presented below. Longsection views of the 2D block models for the two most important deposits, Perseverance and New Occidental are provided.

NEW COBAR OXIDE

Data Type and Spacing

The hard rock resource estimate is based predominantly on RC drilling with limited supporting HQ-NQ cored diamond drill holes. These drill holes are spaced to provide a nominal 20 m along strike and 20 m vertical drill pattern across the mineralized zone to a depth of 120 mbs and 25 m along strike X 25 m vertical drill pattern across the mineralized zone to a depth of 140 mbs. The RC cuttings were sampled on 2 m intervals whilst the diamond core was halved and sampled on 1 m intervals. Samples were assayed for gold by fire assay (50-g charge) and for copper, lead, zinc, arsenic, antimony, bismuth and silver by ICP-OES. In-situ bulk densities were determined

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from drill core for all hard rock domains. The upper stopes at New Cobar have been filled with old stamp mill tailing sands and the stope fill resource estimate is also based on the above RC drilling data. Historical plans of the mine workings provide a reasonable indication of the distribution of in stope fill.

Grade Estimation Techniques

Detailed 3D geological models derived from drill hole logging constrain grade estimations. Grade estimates of hard rock domains utilize ordinary kriging based on geostatistical estimation parameters derived from down-hole and 3D variographic analysis. The grade of the stope fill resource is based on the average grade of the intersected fill materials (but excludes all fill samples abutting stope walls as these are potentially "contaminated" by selvage) within stope specific domains. The tonnage of fill materials is based on mass balance calculations that utilize the mined volume and the tonnages of mined materials in historical stockpiles and tailings dams at surface. In both the hard rock and fill estimates raw data was composited to a length of 2 m. The relationship between copper, cyanide soluble copper and cyanide consumption was modelled for each domain. Gold and copper grades are estimated into a block model with a primary block size of 20 m (length) X 20 m (height) X 2 m (width). Domain based polynomials modelled from assay data were applied to the estimated copper grade of each block to estimate the cyanide soluble copper content and cyanide consumption of each block.

Method used to distinguish Measured, Indicated and Inferred Resources

Hard rock resource blocks are categorized as Measured, Indicated or Inferred on the basis of mean search distances and the number of samples used to estimate the grade of the block in the grade model. All fill resources are classified as inferred. All resource blocks lie within the volume of the optimized open pit. Small changes to the design of the optimized pit were completed in 2001. The resources tabled at December 31, 2001 were corrected for mining depletion over the previous 12 months, by application of a solid triangulation of the pit at that date to the block model of the pre-mining resource. Each hard rock block in the Resource was evaluated and classified using the following criteria.

     CATEGORY             CRITERIA
     ----------------------------------------------------------------
     Measured             **1 sample within 12.5 m of centroid and/or
                          **4 samples within 25 m of centroid
     Indicated            **1 and *4 samples within 25 m of centroid
     Inferred             **1 sample within 45 m of centroid.

Cutoff

A marginal economic block cutoff grade was applied as per the method used to estimate reserves.

**=greater than

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NEW COBAR SULPHIDE

Data Type and Spacing

The resource estimate is based on diamond drilling from surface. Lode intercepts are predominantly of NQ core size, with limited supporting HQ cored intercepts. The drill holes are spaced on a nominal 40 m along strike and 80 m vertical drill pattern across the mineralized zone (closing to 25 m laterally and 40 m vertically in some areas). With few exceptions, the core was half core sampled on regular 1 m intervals. Samples were assayed for gold by fire assay (50-g charge) and for copper, lead, zinc, arsenic, antimony, bismuth and silver by ICP-OES. In-situ bulk densities were determined from drill core.

Grade Estimation Techniques

Gold grade intersections were calculated for each hole using a 1 g/t Au cutoff. A centroid, horizontal thickness and a gold grade x horizontal thickness accumulation were then calculated for each hole. 2D variographic analysis of both lode thicknesses and gold grade x horizontal thickness accumulations was performed. The grade estimate utilized ordinary kriging based on geostatistical estimation parameters derived from the variographic analysis. Gold grade and thickness were estimated for 2D blocks with a primary block size 40 m (length) X 80 m (height). Those portions of blocks within or immediately adjacent to the historical mining areas were removed from the estimate.

Cutoff

A 1.0 g/t Au cutoff was used to define mineralized intercepts that were used in the resource estimate. Subsequently, a 3.0 g/t Au cutoff was applied to blocks within the mineralized zone.

Method used to distinguish Measured, Indicated and Inferred Resources

Resource blocks are categorized as Inferred on the basis of the number of drill hole intersections used to estimate the grade of the block in the grade model. Each block in the Resource was classified using the following criteria:

     CATEGORY             CRITERIA
     ---------------------------------------
     Inferred             2 or more samples.

CHESNEY OXIDE

Data Type and Spacing

The resource estimate is based on RC drilling. These drill holes are spaced to provide a nominal 20 m along strike and 20 m vertical drill pattern across the mineralized zone. The RC cuttings were sampled on 2 m intervals and assayed for gold by fire assay (50-g charge) and for copper, lead, zinc, arsenic, antimony, bismuth and silver by ICP-OES. In-situ bulk densities were determined from drill core samples collected from the nearby New Cobar oxide deposit.

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Grade Estimation Techniques

Detailed 3D geological models derived from drill hole logging constrain the grade estimations. Grade estimates utilize ordinary kriging based on geostatistical estimation parameters derived from down-hole and 3D variographic analysis. Raw data is composited to 2 m lengths. Grades are estimated into a block model with a primary block size 20 m (length) X 20 m (height) X 4 m (width). Blocks with average kriging distances of **30 m and less than 20 sample points were assigned a zero grade.

Cutoff

A 0.75 g/t Au cutoff was applied to blocks within the mineralized zone.

Method used to distinguish Measured, Indicated and Inferred Resources

Resource blocks are categorized as Indicated or Inferred on the basis of the number of samples used to estimate the grade of the block in the grade model. Each block in the Resource was evaluated and classified using the following criteria.

     CATEGORY             CRITERIA
     --------------------------------------------------------
     Indicated            21 to 48 samples per block estimate
     Inferred             6 to 20 samples per block estimate

CHESNEY SULPHIDE

Data Type and Spacing

The resource estimate is based on recent PGM and CRAE NQ diamond drilling and older grade control and exploration diamond drilling performed in the 1940's. PGM completed a horizontal row of close-spaced NQ diamond drill holes on nominal 20 m centres at the 450 mbs level. More widely drill holes exist both above and below the row of more detailed drilling at 450 mbs. Recent diamond drill core was sampled on 1 m intervals and assayed for gold by fire assay (50 g charge) and for copper, lead, zinc, arsenic, antimony, bismuth and silver by ICP-OES. In-situ bulk densities were determined from drill core from the nearby New Cobar oxide deposit.

Grade Estimation Techniques

A 2D sectional estimate of the resource potential per vertical metre was performed on the 450 mbs level using a 2 % Cu cutoff to define mineralized envelopes around the Northern Southern and Western lenses and 1 % around the Main Zone mineralization. High-grade gold assays over 30 g/t Au were cut to 30 g/t. The tonnes per vertical metre estimate was extrapolated over the interval 300 to 1,000 mbs interval to yield the current resource estimate. Deeper scattered drilling supports this extrapolation.

**=greater than

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Cutoff

A 2 % Cu cutoff was applied to drill hole intercepts within the mineralized zone.

Method used to distinguish Measured, Indicated and Inferred Resources.

This resource is categorized as Inferred based on the widely spaced nature of the drilling.

NEW OCCIDENTAL

During the preparation of the New Occidental deposit feasibility study, five different resource models were prepared and compared for reasonableness. The five methods were

     .   3D kriged estimate constrained by a **0.1 g/t Au grade domain envelope.

     .   3D kriged estimate constrained by a **1.0 g/t Au grade domain envelope.

     . 2D kriged estimate using drill hole intercepts defined by a strict 1 g/t Au cutoff.

     . 3D unconstrained kriged estimate using assays from within the **1 g/t Au grade domain envelope.

     .   2D polygonal estimate.

Based on advice received from its geostatistical consultant, the 2D kriged estimate has been reported by PGM as the mineral resource. This estimate is considered the most reasonable for the deposit type and data available, but is a global estimate. There is a high probability that the grade of each block is above the cutoff grade and the global grade is estimated with reasonable accuracy, but there is likely enough local variability in grade that each individual block grade should not be used for mine scheduling purposes. This is not considered to be a problem as delineation drilling will have been completed before stopes are designed.

Data Type and Spacing

The resource estimate is based largely on recent NQ diamond core drilling. These drill holes are spaced to provide a nominal 50 m along strike and 75 m vertical drill pattern across the mineralized zone. The drill core has been halved and sampled on 1-m intervals and assayed for gold by fire assay (50 g charge) and for copper, lead, zinc, arsenic, antimony, bismuth and silver by ICP-OES. Historical gold assays derived from underground AX-BX diamond core drilling were used to provide grade information around the edges of the previously mined areas. This drill core was sampled on mainly 4.5-ft (1.5-m) intervals and assayed for gold by fire assay. In-situ bulk densities were determined from drill core samples.

**=greater than

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Grade Estimation Techniques

Gold grade intersections were calculated for each hole using a 1 g/t Au cutoff. A centroid, true thickness (perpendicular to the lode) and a gold grade x true thickness accumulation were then calculated for each hole. 2D variographic analysis of both lode thicknesses and gold grade x true thickness accumulations was performed. The grade estimate utilized ordinary kriging based on geostatistical estimation parameters derived from the variographic analysis. Gold grade and thickness were estimated for 2D blocks with a primary block size 50 m (length) X 75 m (height). Those portions of blocks within the historical mining areas were removed from the estimate.

Cutoff

A 1 g/t Au cutoff was used to define mineralized intercepts that were used in the resource estimate. Subsequently, a 3.7 g/t Au cutoff and a 4 m minimum mining width were applied to blocks within the mineralized zone.

Method used to distinguish Measured, Indicated and Inferred Resources

Conditional Simulation of the New Occidental 2D resource model was undertaken in order to quantify confidence in individual resource blocks. Resource blocks were classified on the basis of their % Confidence Interval Range using 100 individual simulations. The % Confidence Interval Range is defined as [90 % Confidence Limit - 10 % Confidence Limit] X 100/[2 X Mean].

     CATEGORY             CRITERIA
     -------------------------------------------------------
     Indicated            % Confidence Interval Range ***30 %
     Inferred             % Confidence Interval Range **30 %

A longsection showing the distribution of indicated and inferred resources from the 2D estimate at New Occidental is presented in Figure 4.14-4 below.

PEAK OXIDE

Data Type and Spacing

The hard rock resource estimate is based on RC drilling with limited supporting HQ/NQ cored diamond drill holes. These drill holes are spaced to provide a nominal 20 m along strike and 20 m vertical drill pattern across the mineralized zone to a depth of 60 mbs. The RC cuttings were sampled on 2 m intervals whilst the diamond core was halved and sampled on 1 m intervals. Samples were assayed for gold by fire assay (50-g charge) and for copper, lead, zinc, arsenic, antimony, bismuth and silver by ICP-OES. Hard rock domains were assigned in-situ bulk density values. These in-situ bulk density values were those previously determined from drill core for equivalent hard rock domains at the New Cobar near surface deposit.

**=greater than
***=less than and equal to

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                                  Figure 4.14-4
           NEW OCCIDENTAL LONG SECTION SHOWING RESOURCE CLASSIFICATION

[GRAPHIC APPEARS HERE]

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Grade Estimation Techniques

Detailed 3D geological models derived from drill hole logging and assays were used to domain mineralization within six 0.4 g/t Au grade shells. The largest of these shells was associated with the historical "Conqueror-Brown" workings and was termed the "Peak" domain. The 5 subordinate zones of mineralization were termed the "Other" domain. Raw data was composited to a length of 2 m and a top cut of 20 g/t Au applied. Grade estimates of hard rock domains utilized ordinary kriging based on geostatistical estimation parameters derived from down-hole and 3D variographic analysis of each domain. Gold and copper grades were estimated into a block model with a primary block size of 20 m (length) X 20 m (height) X 2 m (width).

Cutoff

A block cutoff grade of 1 g/t Au was applied.

Method used to distinguish Measured, Indicated and Inferred Resources

Hard rock resource blocks are categorized as Measured, Indicated or Inferred on the basis of mean search distances and the number of samples used to estimate the grade of the block in the grade model. Each hard rock block in the resource was evaluated and classified using the following criteria:

     CATEGORY       CRITERIA
     ---------------------------------------------------------------------------------
     Measured       **4 samples within search radius 25 m X 25 m X 2 m (Peak dom.);
     Indicated      **4 samples within search radius 25 m X 25 m X 2 m (Other dom.), or
                    **3 samples within search radius 30 m X 30 m X 2 m (Peak dom.);
     Inferred       **3 samples within search radius 30 m X 30 m X 2 m (Other dom.).

**= greater than

PEAK SULPHIDE

Data Type and Spacing

The resource estimate is based on sampling of LTK46 and LTK48 (48-mm diameter) diamond drill holes. Drill holes are drilled on vertical fans from underground development on a nominal 10 m horizontal and 15 m vertical spacing. The drill core is sampled in full, on 1-m intervals and assayed for gold by fire assay (50-g charge) and for copper, lead, zinc and silver by AAS. Specific gravity measurements of representative full core samples provide specific gravity data for the resource estimates.

Grade Estimation Techniques

All resource estimation is performed using Maptek's Vulcan Mine Planning software. Detailed 3D geological models derived from drill hole logging and underground mapping constrain grade estimations. Grade estimates utilize ordinary kriging based on geostatistical estimation parameters derived from down-hole and 3D variogram analysis. Raw data is composited to 2-m lengths. Various top cuts are applied to the 2-m composites, ranging from 50 g/t Au to 250

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g/t Au. Grades are estimated into a block model with a primary block size of
10 m (length) X 15 m (height) X 2 m (width).

Cutoff

A 3.0 g/t Au cutoff was applied to blocks within the mineralized zones. Copper is treated as a by-product.

Method used to distinguish Measured, Indicated and Inferred Resources

Resource blocks are categorized as Measured, Indicated or Inferred on the basis of the average distance of samples used to the centre of each block. Each block in the Resource is evaluated and classified using the following criteria:

     CATEGORY   AVERAGE DISTANCE OF SAMPLES TO BLOCK   MINIMUM NUMBER OF SAMPLES
     ---------------------------------------------------------------------------
     Measured                 *17 m                               8
     Indicated           **17 m to *32 m                          8
     Inferred                 **32 m                              6

*=less than
**=greater than

PERSEVERANCE

During the preparation of the Perseverance deposit feasibility study five different resource models were prepared and compared for reasonableness. The five methods were

     . May, 2000, 2D kriged estimate using a limited amount of data, merging Zones B, C and D.

     . January, 2001, 3D kriged estimate constrained by a **1.0 g/t Au grade and geological domain envelope.

     . July, 2001, 2D kriged estimate by SRK with conversion to 3D space. (Separates Perseverance and Corvus lenses).

     . September, 2001, 2D kriged estimate by RTTS with conversion to 3D space. (Separates Perseverance and Corvus lenses).

     . October, 2001, 2D kriged estimate by RTTS using additional drill data, with conversion to 3D space. (Separates Perseverance, Corvus and Scorpio lenses).

Based on advice received from their geostatistical consultant the latest 2D kriged estimate has been reported as the mineral resource. This estimate is considered the most reasonable for the deposit type and data available, and is a global estimate. There is a high probability that the grade of each block is above the cutoff grade and the global grade is estimated with reasonable accuracy, but there is likely enough local variability in grade that each individual block grade should not be used for mine scheduling purposes. This is not considered to be a problem as delineation drilling will have been completed before stopes are designed.

**=greater than

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Data Type and Spacing

The resource estimate is based largely on NQ diamond core drilled since 1996. Most holes were completed from underground. The drill holes are spaced to provide a nominal 30 m along strike and 40 m vertical drill pattern across Zone
A. The drill core has been halved and sampled on 1-m intervals and assayed for gold by fire assay (50-g charge) and for copper, lead, zinc, arsenic, antimony, bismuth and silver by ICP-OES.

Grade Estimation Techniques

Only Zone A resources and reserves are quoted. Metal grade intersections were calculated for each hole using a 1 g/t Au cutoff. A centroid, true thickness (perpendicular to the lode) and a gold grade x true thickness accumulation were then calculated for each hole. 2D variographic analysis of both lode thicknesses and metal grade x true thickness accumulations was performed. The grade estimate utilized ordinary kriging based on geostatistical estimation parameters derived from variographic analysis. Metal grades were estimated for 2D blocks with a primary block size 20 m (length) X 30 m (height). These grades were then projected into a 3D wireframe generated block model to allow mine planning studies.

Cutoff

A 1 g/t Au cutoff was used to define mineralized intercepts that were used in the resource estimate. Subsequently, joint 4 g/t Au and 15 EGU x thickness cutoff grades were applied to the orebody model. (EGU = equivalent gold units, i.e. g/t Au + 0.7 X copper grade (%)).

Method used to distinguish Measured, Indicated and Inferred Resources

Several sensitivity studies have been completed that investigate the effects of domain selection, definition of geostatistical parameters and grade variability on the global resource.

A longsection showing the distribution of indicated resources from the 2D kriged resource estimate, by grade range, at Perseverance is presented in Figure 4.14-5 below.

Resources estimated for Zones B, C and D are considered preliminary and have been used only for internal planning purposes. They have not been published and are not currently considered to be part of the identified Mineral Resources and Ore Reserves at PGM.

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                                  Figure 4.14-5
          LONG SECTIONS OF PERSEVERANCE AND CORVUS 2D KRIGED AU MODELS
                         PROJECTED INTO A 3D BLOCK MODEL

[GRAPHIC APPEARS HERE]

4.14.1.8       EXTERNAL AUDITS

PGM has routinely engaged outside advice and review for its mineral resource estimation. As discussed above, RTTS has regularly reviewed and audited both PGM's resource estimation procedures, particularly throughout the evaluation programs for the new deposits, and other technical and design decisions. External independent consultants have also been engaged. The following external audits and reviews have examined resource estimation at PGM.

GENERAL

     . February, 1999, RTTS reviewed resource estimation procedures at PGM, including those used to prepare the New Occidental Inferred Resource estimate (Ravenscroft, 1999);

     .    1997, Geoval completed a geostatistical audit at PGM (Guibal, 1997).

NEW COBAR

     . 1998, Geoval performed an external estimate of oxide and sulphide mineral resources at New Cobar (Guibal, 1998b).

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NEW OCCIDENTAL

     . November, 1996, RTZ-CRA Technical Services, Australia reviewed the evaluation drilling program at the New Occidental and preliminary resource models. (Abbott et al., 1996).

     . September, 1997, RTTS Australia reviewed progress on preparing a resource estimate for the New Occidental orebody. (Rickus et al., 1997).

     . January, 1998, RTTS Australia undertook a further review of progress on preparation of a resource estimate for the New Occidental orebody. (Rickus et al., 1998).

     . 1998, Geoval performed a 2D service variable resource estimate on the New Occidental deposit as a comparison against in house 3D estimates. (Guibal, 1998a).

     . April 1999, RTTS reviewed the proposed development of the New Occidental mine and undertook a detailed analysis of the evaluation drilling program and resource model, including the conditional simulation study undertaken by RTTS. This review (Bell et al., 1999) specifically recommended that a support correction be applied to determine recoverable reserves; that thickness trends in the 2D-kriged resource model be compared against primary thickness data to quantify the degree of smoothing of thickness inherent in the 2D-kriged model; and that a rigorous audit of the underlying database was necessary prior to any commitment to the project.

     . Early, 2000, RTTS undertook a global support correction for the New Occidental resource model. (Sweeney, 2000).

     . October, 2002, Omega Geoconsulting Pty Ltd audited the June, 2002 3D resource estimate for New Occidental. (Sans, 2002).

PEAK

     . 1998, Geoval reviewed and compared blast hole sample data with diamond drill hole data. (Guibal, 1998c)

PERSEVERANCE

     . 2001, SRK consulting provided and independent assessment of the February, 2001 resource estimate for Perseverance. (Guibal, 2001).

     . December, 2001, RTTS reviewed critical aspects of the Perseverance Zone A development project.

Recommendations from these various reviews and audits have been subsequently incorporated into the New Occidental resource model and into the planning of future delineation drilling programs planned once underground access to the orebody is achieved.

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4.14.2         MINERAL RESERVE ESTIMATION METHODOLOGY

Resources are estimated, by PGM, using a geological model and procedures as described above. Reserves are derived from the resources by the application of estimated factors, for recovery and waste dilution, and economic parameters to ensure profitable mining. The procedures used by PGM for the estimation of resources and reserves are in accordance with the standards prescribed by the JORC code and have been signed off by Competent Persons, with qualifications and experience prescribed by that code. The official Mineral Reserve Estimates for PGM, together with the most recent revision of those reserves upon which the PGM LOM plan is based, are presented in Tables 4.14.7, 4.14.8, 4.14.9, 4.14.10 and 4.14.11, included in Section 4.14.3.2.

4.14.2.1       RECOVERY AND DILUTION

Recovery and dilution factors were estimated for the New Occidental and Perseverance zones at the time of the preparation of the feasibility studies for the exploitation of these zones. These estimates were based on knowledge of the orebody dimensions and geotechnical characteristics derived from exploration drilling data.

NEW OCCIDENTAL

At the time of the site visit, development into the New Occidental zone had progressed sufficiently to permit mining of stopes across the full strike extent of the 92 Level. During mining of the first stope, it became evident that excessive damage was occurring to the stope walls resulting in high dilution, significantly greater than that estimated in the feasibility study. Modifications to the drilling and blasting procedures, involving smaller diameter blast holes, more parallel drilling and smooth walling, and reducing open stope spans, progressively improved operations and reduced dilution.

During the mining of the secondary (pillar) stopes, the uncemented waste rock, used as a low strength fill support in the primary stope, ravelled into the secondary stope. This resulted in mixing of fill into freshly blasted ore, thus causing greater dilution by waste fill than originally estimated.

Other mining design modifications, which were implemented during this early period, included leaving permanent pillars of ore, instead of full extraction, in order to provide support to the stope walls and reduction of dilution from wall failure.

As a result of experience, and based on assessment of dilution and recovery derived from reconciliation of actual production data and stope void volume surveys with design estimates, revised factors for recovery and dilution have been used in more recent estimates of mineral reserves. The current LOM Plan, which has been utilized to carry out estimates of future cash flow in the Economic Analysis (Section 4.16.7) of this report, is based on the June, 2002 New Occidental Reserve Estimate.

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For the official December, 2001, Resource and Reserve Statement, a dilution factor of 14 %, at 0 g/t, and a mining recovery of 95 %, was applied, based on dilution experience with Peak Mine stopes. Current experience with the mining method being implemented for the New Occidental orebody, as described above, has resulted in revised estimates of ore loss and dilution as presented below in Table 4.14-3, prepared by PGM. All dilution material is assumed to be 0 g/t Au.

                                  Table 4.14-3
            REVISED ORE LOSS AND DILUTION FOR THE NEW OCCIDENTAL ZONE

                                                                                   LOSS   DILUTION
                                                                                   (%)      (%)
--------------------------------------------------------------------------------------------------
DEVELOPMENT                  Development excavations cross-cutting and strike         0          0
                             driving within the orebody

STOPES Primary inter level bulk mining excavations, typically +30 m x 30 m HW dimensions

Designed non-extraction           .    Shoulder at the top of stope, generally
                                       on west side of stope;                         2
                                  .    Designed non-extraction for stope
                                       perimeter stability or drill and blast
                                       design constraints;                            2
                                  .    Unboggable areas                             0.2

Contingency non-extraction        .    Perimeter underbreak;                          1
                                  .    Bridging                                     0.2

Internal dilution                 .    Internal design for drill and blast
                                       requirements;                                             1
                                  .    Floor bogging to 0.5 m                                  0.1

External dilution                 .    Perimeter fall-off                                       14

                             TOTAL                                                  5.4       15.1

PILLARS Secondary interlevel excavation between waste filled and empty stope, typically 13 m x 20 m prior to blasting


Designed non-extraction           .    Shoulder at the top of the stope               2
                                  .    Internal drill and blasts design               2
                             Unboggable due to waste rilling and perimeter
                             fall-off                                                10

Contingency non extraction        .    Perimeter under break                          1
                                  .    Bridging                                     0.2

Internal Dilution                 .    Internal design for drill and blast
                                       requirements;                                             1
                                  .    Floor bogging to 0.5 m                                  0.1
                                  .    Bogging rilled rock fill                                 10

External Dilution                 .    Perimeter fall-off                                       14

                             Total                                                 15.2       25.1

Table prepared by PGM

These revised estimates of recovery and dilution have been applied to the resources between the 92 Level and the 84 Level. In the June, 2002, Reserve Estimate, the feasibility study recovery and dilution estimates of 95 % and 14 %, respectively, have been maintained for the resources

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above 84 Level up to 56 Level. However, for the LOM plan production estimates, a factor, of combined stope and pillar recovery and dilution estimates, has been applied to all the New Occidental resources. As a result, the estimates of tonnage in the LOM plan are greater, and the ore grade slightly lower, than the Mineral Reserve Estimate of June, 2002, prepared by PGM. Micon concurs with these procedures.

As a result of the use of the factors discussed above the grade of the mineral reserve should be lower than that presented in the official Ore Reserve statement of PGM, shown in Section 4.14.3.2 below. It is estimated that this underestimation of dilution will be less than some 5 %. However, as discussed in
Section 4.14.3.4, Production Reconciliation, of this report, the historical reconciliation of the annual average mill feed grade and mineral reserve estimated grade indicates that the block model estimated grade understates the actual average grade by between 10 and 15 %. Recent results from the New Occidental deposit show a positive 7 % reconciliation. This beneficial discrepancy more than offsets the economic effects of the factors discussed above.

PERSEVERANCE

The estimates of recovery and dilution applied to Perseverance resources are based on the geotechnical and mining assessments included in the Perseverance feasibility study. As no additional information has been gathered to date, the same estimates, of 95 % recovery and 21 % dilution, have been used in the June, 2002 Perseverance Reserve Estimate and in the LOM plan.

NEW COBAR

Estimation of mineral reserves at the New Cobar open pit have been determined by applying Whittle 4D software to the resource. From this "resource", the reserve was estimated by applying factors of 5 % dilution and 98 % recovery.

In summary, Micon considers the factors used by PGM for recovery and dilution in the conversion of resource to reserve estimate, for all deposits, to be reasonable.

4.14.2.2  CUTOFF GRADE

NEW OCCIDENTAL AND PERSEVERANCE

The general procedure used by PGM for determination of cutoff-grade is the equivalent gold unit (EGU), which covers the full cash costs of mining and processing, where the EGU is the equivalent grade of gold and copper as calculated below:

               EGU (g/t) = gold grade (g/t) + 0.7 X copper grade (%)

Micon considers this relationship appropriate for a reasonable range of gold and copper prices.

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Using prevailing metal prices, metallurgical recoveries of metal, Australian/US dollar exchange rate and total cash operating costs, PGM determined a cutoff grade EGU. The cutoff grade was then optimized, by determining the cutoff grade which maximized net present value (NPV) of future cash flows. For New Occidental, this was determined to be between 3.8 and 4.0 g/t EGU. A value of
3.6 g/t EGU was selected, for the reserve estimation, as a compromise between maximizing NPV and increasing mine life. A minimum mining width of 4.0 m is applied, with the cutoff grade criterion, in the determination of mineral reserve.

The reserve estimation process used for Perseverance incorporated the above procedure with some modification. A joint 4 g/t Au, with an EGU (g/t) x ore thickness (m) = minimum of 15, was applied as a cutoff.

It is understood that during the preparation of the next estimation of mineral reserves for PGM, all of the elements, which are included in the computation of cutoff grades, will be reviewed and revised as appropriate. Mine design changes and actual experience to date in the production operations will need to be incorporated into the estimates of operating cost.

NEW COBAR OPEN PIT

The cutoff grades utilized in the determination of mineral reserves at New Cobar are based on the grade required to cover the cost of ore haulage and processing for different classifications of ore according to degree of oxidation and processing method required. The cost of mining is included in the application of the Whittle 4D technique in the pit shell design. The reserves at New Cobar include the in-situ ore and the stockpiled ore, the grades of which are in excess of the cutoff grade criteria. The cutoff grades for oxidation classification and required processing method are presented below:

                                  Table 4.14-4
                         NEW COBAR RESERVE CUTOFF GRADES

     OXIDATION CLASS   PROCESSING METHOD     CUTOFF GRADE (g/t Au)
     -------------------------------------------------------------
     LMX               Gravity/Leach                 1.37
     BCX               Gravity/Float                 1.51
     POX               Gravity/Float/Leach           1.54
     FNX               Gravity/Float/Leach           1.50
     FILL              Gravity/Leach                 1.24

NB The oxidation classes are as described in full in Section 4.6.1.2 of this report

The procedures employed by PGM for the determination of cutoff grades and the values derived, as applied to the estimation of reserves from resources, is considered by Micon to be appropriate.

4.14.3         MINERAL RESOURCES AND MINERAL RESERVES

At PGM mineral resources and ore reserves for operating mines are estimated as of June 30 each year in order that the life of mine plan, which is prepared in the fall, uses the most up to date information possible. New projects going through scoping or feasibility study may have a resource estimate made at any time. The Mineral Resources and Ore Reserves are reported to

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the public each year, as of December 31, and is generally a production subtraction number rather than a new estimate.

4.14.3.1  MINERAL RESOURCES

At PGM the published Identified Mineral Resources are in addition to mineralized material reported in the Ore Reserves. Therefore resources which have been converted to reserves are not also reported as Mineral Resources. Included in the published Identified Mineral Resources are:

     . Portions of Ore Reserve stope outlines which have been classified as an Inferred Resource. These Inferred Resource tonnes are not included in the Ore Reserve statement.

     . Mineralized material above the deposit/zone cutoff grade, with adequate continuity, in areas where mining may be possible but has not yet been demonstrated to be economic.

Excluded from the Identified Mineral Resources statement are:

     . Mined material and material unlikely to be converted to Reserve status for engineering or technical reasons.

     . Remnant stope pillars, skins and other material sterilized as a result of mining as well as discontinuous mineralization.

PGM's Mineral Resources as of December 31, 2001, as published by RTP, are presented in Table 4.14-5 below. The numbers presented are the most current published mineral resources for PGM. These numbers have been corrected for two small transcription errors which appear in RTP's annual report. The magnitude of these errors is not considered material.

At the time of Micon's visit the final stope production at the Peak Mine was just completed. No more ore reserves currently exist at Peak. In anticipation of this cessation of mining, PGM performed a final resource estimate to obtain an inventory of all remaining, potentially economic mineralization at Peak, which had not been sterilized by mining. The study was necessitated by new information, including drilling, acquired since the last resource estimate. This new estimate was completed as of June 30, 2002 and is presented in Table 4.14-6 below. The new mineral resources are largely in the upper levels of the deposit, the last to be mined. The report also showed some 55,000 t of proved and probable ore reserves which no longer exist as a result of mining activity since June 30, 2002. These results have not been published.

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                                  Table 4.14-5
                           PEAK GOLD MINES PTY LIMITED
                    MINERAL RESOURCES AS AT DECEMBER 31, 2001

                       CONFIDENCE     TONNES       Au      Cu
     DEPOSIT            CATEGORY     (million)    (g/t)    (%)
     ---------------------------------------------------------
     New               Measured           0.00      0.0      -
     Occidental        Indicated          0.10      7.7      -
                       Inferred           0.70      5.9      -

     Peak Mine         Measured           0.00      0.0    0.0
     (below 280        Indicated          0.00      0.0    0.0
     mbs)              Inferred           0.00      0.0    0.0

     Peak Oxide        Measured           0.11      2.2      -
     (near surface)    Indicated          0.04      2.9      -
                       Inferred           0.01      2.6      -

     Perseverance      Measured           0.00      0.0    0.0
                       Indicated          0.00      0.0    0.0
                       Inferred           0.00      0.0    0.0

     New Cobar         Measured           0.00      0.0      -
     (near surface)    Indicated          0.00      0.0      -
                       Inferred           0.22      2.9      -

     New Cobar         Measured           0.00      0.0    0.0
     (sulphide)        Indicated          0.00      0.0    0.0
                       Inferred           0.97      5.8    0.8

     Chesney           Measured           0.00      0.0    0.0
     (near surface)    Indicated          0.45      1.5    0.9
                       Inferred           0.05      1.2    0.7

     Chesney           Measured           0.00      0.0    0.0
     (sulphide)        Indicated          0.00      0.0    0.0
                       Inferred           0.80      3.6    3.0

                                  GRAND TOTALS
                                                         CONTAINED METAL
     CONFIDENCE     TONNES        Au        Cu      ---------------------------
      CATEGORY     (million)     (g/t)      (%)     GOLD(oz)       COPPER (t)
     --------------------------------------------------------------------------
     Measured           0.11        2.2      0.0       7,800                  0
     Indicated          0.59        2.6      0.7      49,300              4,130
     M + I              0.70        2.6      0.6      58,500              4,130
     Inferred           2.75        5.0      1.2     442,100             33,000

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                                  Table 4.14-6
                                  PEAK DEPOSIT
                      MINERAL RESOURCES AS AT JUNE 30, 2002

                       CONFIDENCE     TONNES       GOLD     COPPER     LEAD     ZINC    SILVER
     DEPOSIT            CATEGORY    (thousand)     (g/t)      (%)       (%)     (%)     (g/t)
     -----------------------------------------------------------------------------------------
     Peak Mine         Measured            327       7.6        0.7      0.4      0.7      4.6
     (below 280 mbs)   Indicated           327       5.9        0.3      0.3      0.6      2.3
                       Inferred             28       5.6        0.2      0.2      0.4      2.2

     TOTAL             M + I               654       6.7        0.5      0.4      0.6      3.4
                       INFERRED             28       5.6        0.2      0.2      0.4      2.2

4.14.3.2       MINERAL RESERVES

PGM's Ore Reserves as of December 31, 2001, as published by RTP, are presented in Table 4.14-7 below.

                                  Table 4.14-7
        PEAK GOLD MINES PTY LIMITED ORE RESERVES AS AT DECEMBER 31, 2001

                                                                                     METALLURGICAL RECOVERY
                    CONFIDENCE         TONNES           GOLD        COPPER        -----------------------------
DEPOSIT              CATEGORY          (million)        (g/t)         (%)           GOLD                 COPPER
---------------------------------------------------------------------------------------------------------------
New Occidental      Proved                0.00           0.0             -                                    -
                    Probable              2.10           7.4             -          87.2                      -
                    Total                 2.10           7.4             -          87.2                      -

Peak Mine           Proved                0.20           5.4           0.4          94.4                   22.9
(below 280 mbs)     Probable              0.00           0.0           0.0           -                        -
                    Total                 0.20           5.4           0.4          94.4                   22.9

Perseverance        Proved                0.00           0.0           0.0           -                        -
(Zone A)            Probable              0.40           9.2           1.4          95.5               63 to 74
                    Total                 0.40           9.2           1.4          95.5               63 to 74

New Cobar           Proved                0.54           4.3             -          90.0                      -
(near surface)      Probable              0.01           6.0             -          90.0                      -
                    Total                 0.55           4.3             -          90.0                      -

                                                                                        CONTAINED METAL
                    CONFIDENCE         TONNES           GOLD        COPPER        ---------------------------
                     CATEGORY         (million)        (g/t)         (%)          GOLD (oz)        COPPER (t)
                    -----------------------------------------------------------------------------------------
GRAND TOTAL         PROVED                 0.74          4.6           0.1          109,400               740
                    PROBABLE               2.51          7.7           0.2          621,400             5,020
                    TOTAL                  3.25          7.0           0.2*         730,800             5,760*

----------
* Rounding prevents contained metal totals balancing.

Since the cutoff date for resource estimation for the December 31, 2001 mineral resource and ore reserve statement, access from the Peak Mine to the New Occidental deposit, and a significant amount of stope access development, has been completed. This has allowed for completion of the closely spaced delineation drilling for the stopes between the 84 and 92 Levels

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(approximately 9350m RL to 9450m RL) of the mine. A new 3D kriged reserve estimate was prepared for the deposit between these levels and those elevations were removed from the 2D kriged ore reserve. This new ore reserve was estimated as of June 30, 2002 and was used in the LOM plan. The June 30, 2002 ore reserve estimate for the New Occidental deposit is presented in Table 4.14-8 below. This result has not been published.

                                  Table 4.14-8
             NEW OCCIDENTAL DEPOSIT ORE RESERVES AS AT JUNE 30, 2002

                              CONFIDENCE         TONNES          GOLD
          DEPOSIT              CATEGORY         (million)        (g/t)
          ------------------------------------------------------------
          New Occidental      Proved            0.126              5.4
          3D Model            Probable          0.195              5.9
          (below 9450m RL)    Total             0.321              5.7

          New Occidental      Proved            0.000              0.0
          2D Model            Probable          1.778              7.3
          (above 9450m RL)    Total             1.778              7.3

          GRAND TOTAL         Proved            0.126              5.4
                              Probable          1.973              7.2
                              Total             2.099              7.1

A longsection showing the distribution of indicated and inferred resources from the 2D estimate and the location of the new 3D estimation at New Occidental is presented in Figure 4.14-6 below.

Mining of the New Cobar open pit has been proceeding at a rate much greater than the milling of ore produced there. As of the end of September, 2002 mining had reached the 10245m RL bench. Ore is being stockpiled at the New Cobar property, sorted into five run of mine (ROM) piles based of the oxidation class and required processing method. The remaining in situ New Cobar Reserves are presented in Table 4.14-9 below.

As described in the Production Reconciliation section below, reconciliation of the mineral resource/ore reserve block model to the blast hole block model indicates that the ore reserves are underestimating tonnes by 8.5 % and overestimating grade by 5.3 %. If the reconciliation results to date are applied to the remaining pit the mining outcome would be as set out in Table 4.14-10.

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                                  Figure 4.14-6
           NEW OCCIDENTAL LONG SECTION SHOWING RESOURCE CLASSIFICATION
                    AND LOCATION OF NEW 3D RESOURCE ESTIMATE

[GRAPHIC APPEARS HERE]

                                   Table 4.14-9
                               NEW COBAR OPEN PIT
             REMAINING IN SITU ORE RESERVES AS AT SEPTEMBER 30, 2001

                                                  GOLD GRADE     CUTOFF GRADE
OXIDATION CLASS   PROCESSING METHOD       TONNES    (g/t)         (g/t Au)
-----------------------------------------------------------------------------
LMX               Gravity/leach           105,000        3.58            1.37
BCX               Gravity/float            97,800        4.57            1.51
POX               Gravity/float/leach     131,800        5.04            1.54
FNX               Gravity/float/leach      73,100        6.37            1.50
FILL              Gravity/leach           143,000        3.29            1.24
TOTAL                                     550,700        4.40

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                                  Table 4.14-10
                               NEW COBAR OPEN PIT
            REMAINING IN SITU ORE RESERVES* AS AT SEPTEMBER 30, 2001
                       WITH RECONCILIATION FACTORS APPLIED

                                                  GOLD GRADE    CUTOFF GRADE
OXIDATION CLASS   PROCESSING METHOD     TONNES       (g/t)         (g/t)
-----------------------------------------------------------------------------
LMX               Gravity/Leach           113,925        3.39            1.37
BCX               Gravity/float           106,113        4.33            1.51
POX               Gravity/float/leach     143,003        4.77            1.54
FNX               Gravity/float/leach      79,314        6.03            1.50
FILL**            Gravity/Leach           143,000        3.29            1.24*
Total                                     585,355        4.23

* Resource to reserve conversion is based on 10270-10250m RL reconciliation results of +8.5 % for tonnes and -5.3 % for gold grade.
** No adjustment made to reserve figure due to lack of homogeneity of the material.

The on-site stockpiled ore inventory is carried on records using tonnes and grade from grade control data. Stockpile volumes at September 30, 2002 are set out in Table 4.14-11 below. All stockpiled inventory would be considered proved ore reserves.

                                  Table 4.14-11
                               NEW COBAR OPEN PIT
                STOCKPILED ORE RESERVES AS AT SEPTEMBER 30, 2001

                         CLOSING BALANCE      GOLD
                     ---------------------    GRADE
     STOCKPILE          BCM        TONNES     (g/t)          TYPE
     --------------------------------------------------------------------
     ROM1 and ROM2     35,106       93,382      1.93   Oxide Rock
     ROM3 and ROM4     17,112       34,255      3.00   Oxide Fill
     ROM5                 734        1,952      5.78   BCX (oxide copper)
     Total             52,952      129,589      2.27

Information from these post-December, 2001 ore reserve estimates has been used in the current life of mine plan.

4.14.3.3       RESPONSIBILITY FOR ESTIMATION

In 2001, the Mineral Resources and Mineral Reserves at PGM have been prepared under the overall direction of Craig Stegman. However, the mineral inventory is comprised of mineralization from five separate deposits located over a strike length of some 11 km along the controlling structures. The Peak, New Cobar, New Occidental, Perseverance and Chesney deposits have been treated as separate projects with separate studies justifying the reserves. As such, there have been several different competent persons preparing the resource and reserve estimates. Mr. Stegman has taken responsibility for the mineral resources at all deposits and different engineers have taken responsibility for the ore reserves. These competent persons are set out in Table 4.14-12 below.

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                                  Table 4.14-12
                        PEAK GOLD MINES COMPETENT PERSONS

     PROJECT                       COMPETENT PERSON   QUALIFICATIONS
     ----------------------------------------------------------------------
     Overall                       Craig Stegman      BSc (Hons.),  M.AusIMM
     Peak Resource                 Craig Stegman      BSc (Hons.),  M.AusIMM
     Peak Reserves                 Will Bond          BEng (Hons.), M.AusIMM
     New Occidental Resource       Craig Stegman      BSc (Hons.),  M.AusIMM
     New Occidental Reserve        Will Bond          BEng (Hons.), M.AusIMM
     Perseverance Resource         Craig Stegman      BSc (Hons.),  M.AusIMM
     Perseverance Reserve          Will Bond          BEng (Hons.), M.AusIMM
     New Cobar Pit Resource        Craig Stegman      BSc (Hons.),  M.AusIMM
     New Cobar Sulphide Resource   Craig Stegman      BSc (Hons.),  M.AusIMM
     New Cobar Pit Reserve         Steven Williams    BE (Mining),  M.AusIMM
     Chesney Resource              Craig Stegman      BSc (Hons.),  M.AusIMM
     Peak Oxide Resource           Craig Stegman      BSc (Hons.),  M.AusIMM

The persons responsible for the mineral resource and ore reserve estimates at PGM would be considered Qualified Persons under Canadian Securities regulations.

4.14.3.4       PRODUCTION RECONCILIATION

PGM has been reconciling Peak mill production against Ore Reserve estimates on a monthly basis since the commencement of production in December, 1992. The objectives of the reconciliation process are to gauge the accuracy of:

     .    The Ore Reserve and the underlying Mineral Resource estimate.
     .    The extraction of the orebody in terms of ore dilution and ore loss.

The head grade and contained gold as determined by the mill is compared to the undiluted and diluted design stope grades on a monthly basis. The contained gold in the head feed is apportioned to each deposit and the New Cobar pit based on belt sampling of New Cobar feed, the design stope grades and tonnes produced. The apportioned gold is then compared to the amount of gold predicted by the resource estimate. Additionally, because PGM is typically producing ore from only a few stopes at any given point in time, it is possible to use underground mucking samples in the reconciliation process to apportion the gold produced to individual stopes. The above analysis does not take into account non-recoverable ore left in stopes and non-design dilution.

The Peak Mine has historically experienced a positive reconciliation of about 10 to 15 %. In other words, more gold was produced than expected from predictions based on mineral resource estimates. PGM has, over the years, adjusted its top cutting and grade interpolation methods in an attempt to address this. At one time a mine call factor was used to adjust the ore reserve grade but, in one year it resulted in a negative reconciliation and the effort was abandoned.

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Over the period from late 2001 to October, 2002 production at Peak has gradually wound down and been replaced by stope production at New Occidental. No more ore is being produced from Peak. The positive reconciliation trend is still continuing with production from New Occidental.

New Cobar ore is produced at a rate much higher than is fed to the mill. Most of the ore is stockpiled at the mine site and mill feed is reclaimed from these piles as needed. It is extremely difficult to associate a given truck load of ore to the mill with a specific blast. For this reason, New Cobar ore cannot be reconciled to the metallurgical balance and the grade of the mill feed, for balance calculation purposes, is determined by belt samples. However all blast holes at New Cobar are sampled and assayed. These holes are on a much tighter pattern than the RC and core holes used for the ore reserve estimate and are used to create their own block model for grade control purposes.

The blast hole and ore reserve block models are regularly reconciled. This reconciliation indicates that the ore reserve model is underestimating tonnes by
8.5 % and overestimating grade by 5.3 % relative to the blast hole model. The contained gold in the blast hole model is 2.8 % higher than that predicted by the ore reserves. This reconciliation is considered reasonable.

For the last couple of years PGM has had an Optech CMS laser surveying instrument which can accurately determine the void volume of a mucked out longhole stope and place it in three dimensional space. PGM staff have been using the as-blasted stope shapes to query the 3D block model to produce an as-mined ore reserve-based grade estimates. These as-mined tonnes and grade make allowances for ore left in stopes, over break, underbreak and over mucking of back fill.

Mine geology staff now produce stope close out reports for all stopes which have been laser-surveyed. These reports are reconciliations of the apportioned gold produced to the as-mined reserves. To date three such stope reports have been completed at New Occidental reconciling the new 3D block model to production. The resulting data is a bit noisy but is showing an average positive reconciliation of 7 % to gold ounces predicted. This work will continue but initial results of tests of the ore reserve estimate at New Occidental are encouraging.

The question arises, however, that if ore reserves are underestimating contained gold, is the resource/reserve estimation process missing the opportunity to include more tonnes? As discussed in Section 4.14.1.3, Treatment of High Grade Assays and 4.9.2, Sample Quality, most of the reconciliation discrepancy is believed to be as a result of very high grades in small shoots near the core of each zone. At these locations maximum dilation and pressure drops occur resulting in the best environment for gold deposition. It is believed that the edges of the mineable portions of each zone are being accurately selected but the amount of gold contained in the core is underestimated. Accurately estimating these grades would require determining the short-range variability of gold with very close spaced holes. It is PGM's position that this would be very expensive to accomplish and is largely unnecessary as it would ultimately not result in the recovery of any more gold. Micon concurs with this view.

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4.14.3.5       RECONCILIATION TO CIM STANDARDS

Micon has reviewed the mineral resource and ore reserve estimates prepared by PGM staff under JORC Code rules. It is Micon's opinion that, while areas for further work have been identified by PGM and its consultants, the mineral resources and ore reserves have been appropriately estimated and categorized under the JORC code. The 2D kriged estimates are accurate globally and acceptable as indicated resources, which they are normally categorized as. The conditional simulations have shown that there is a high probability that the grade of each block is above the cutoff grade and the global grade is estimated with reasonable accuracy, but there is likely enough local variability in grade that each individual block grade should not be used for mine scheduling purposes.

It is Micon's opinion that the Measured, Indicated and Inferred Mineral Resources presented above are individually the equivalent of the Measured, Indicated and Inferred Mineral Resource categories as presented in the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines adopted by CIM Council on August 20, 2000. Micon is also of the opinion that the Proved and Probable Ore Reserves prepared by PGM staff are the equivalent of Proven and Probable Mineral Reserves under the same CIM standards.

It is also Micon's opinion that the Proved and Probable Ore Reserves prepared by PGM staff are the equivalent of Proven and Probable Reserves used in The United States Securities and Exchange Commission's Guide 7, Description of Property by Issuers Engaged or to Be Engaged in Significant Mining Operations. The Guide 7 definitions are taken from USBM Circular 831, Principles of a Resource Reserve Classification System for Minerals.

4.14.3.6       ISSUES AFFECTING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The Peak Mine is an operating mine currently producing gold and minor base metal concentrates. All known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant issues potentially affecting the mineral resources and mineral reserves have been discussed elsewhere in this report. Given that production is ongoing, it is not anticipated that any such issues will affect the mineral resources and mineral reserves presented here.

4.15           OTHER RELEVANT DATA AND INFORMATION

4.15.1         ADDITIONAL POTENTIAL FOR DISCOVERY OF MINERAL RESOURCES

Since the estimation and reporting of the annual mineral resource and reserve statement in December, 2001 and the recent re-estimation of the New Occidental and Perseverance deposits in June of 2002 exploration and evaluation activities have continued. Further information has come to light which affects the apparent prospectivity of the PGM properties. PGM has recently prepared a memo discussing these opportunities. Excerpts from that memo and discussion is presented below.

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In the sections immediately below certain predictions have been made about potential quantities and grades of mineralization which may exist adjacent to known zones in the mine. This potential is expressed as ranges of values and the median value for each target is shown on Figure 4.15-1. While based on actual intercepts encountered in limited diamond drilling and/or reasonable extrapolations of known mineralization, these potential quantities and grades should be considered conceptual in nature. The methods used for the extrapolations are based on proven exploration techniques used by PGM to discover the mineral reserves in the Peak and Perseverance deposits and the extension to the New Occidental deposit. However, there has currently been insufficient exploration and or geological modelling work performed to fully define this mineralization and it is uncertain if further exploration or study will result in the discovery of a mineral resource or mineral reserve at these locations.

                                  Figure 4.15-1
            GREAT CHESNEY FAULT AND PEAK SHEAR EXPLORATION POTENTIAL

[GRAPHIC APPEARS HERE]

4.15.1.1  NEW OCCIDENTAL

The current mineral reserves at the New Occidental deposit are defined above the 92 Level, there being only limited deeper drilling. New Occidental was not closed off down plunge and continuation of mineralization below the 92 Level was recently tested by 7 drill holes (3 at 150 m, 3 at 300 m and 1 at 600 m below 92 Level). High-grade gold mineralization of similar tenor to that being currently mined was intersected consistently 150 m below the 92 Level (hole NO32, 10 m at 16 g/t Au; NO33A, 7 m at 6.6 g/t Au and NO34A, 7 m at 15.4 g/t). The grades and widths intersected 300 m below (NO28, 8 m at 2.1 g/t Au; NO29, 2 m at 8.4 g/t Au and

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NO30A, 8 m at 2.1 g/t Au) were less encouraging. A deeper hole (PE31), targeting the lode 600 m below the 92 Level, intersected the mineralized structure but returned no significant gold results. The intercepts above represent intersected widths. The zones have not yet been modelled but true widths will be less, likely about 50 to 60 % of the intersected width.

                                  Table 4.15-1
                    NEW OCCIDENTAL ZONE D DRILL INTERSECTIONS

                                             LENGTH   GOLD GRADE
              HOLE NUMBER   FROM      TO       (m)      (g/t)
              --------------------------------------------------
              UD02NO0028       321     329        8          2.1
              UD02NO0029       332     334        2          8.4
              UD02NO0030       301     309        8          2.1
              UD02NO0031A      704     707        3          0.3
              UD02NO0032       202     210        8          1.7
              UD02NO0032       211     221       10         16.0
              UD02NO0033A      220     227        7          6.6
              UD02NO0034A      234     241        7         15.4

The reported inferred resource below the 92 Level is about 485,000 t at 5.2 g/t Au. The recent drilling suggests that this has good potential to grow by about another 275,000 to 325,000 t at a somewhat higher grade.

4.15.1.2  PERSEVERANCE

The Perseverance area comprises four named mineralized (Zones A to D) and a number of isolated significant mineralized drill intersections. Zone A has a current published mineral reserve of 0.4 million t at 9.2 g/t Au and 1.4 % Cu. Preliminary resource estimates have been performed on the other mineralized systems (Zones B to D) but these are unpublished and used for internal planning purposes.

Since the published estimate seven additional holes were drilled at Zone B that appear to confirm the location and tonnage of the original estimate and indicate a slight grade increase. A very high-grade intersection (1 m at approximately 10,500 g/t Au) was made 20 m to the west of the Zone B resource. This isolated intersection is not included in any current resource estimate and is believed to highlight the exploration potential at Perseverance. Access to Zone B would require minimal development from the Zone A decline, which is currently being developed.

An extension to the South Exploration Drive, the Delineation Drill Drive (see Figures 4.15-2 and 4.15-3) was completed in August, 2002 and will allow further exploration drilling to define the southern margin of Zone D. The drilling program objective was to define the global resource potential of Zone D, with a notional target of about 0.8 to 1.2 million t of high-grade ore of similar or greater tenor to that seen in Zone A (9.0 to 15.0+ g/t Au). The results of the first intersection 130 m to the south are very encouraging (PE90B, 13 m intersected width at 27.6 g/t Au). This result could significantly extend the orebody to the south and demonstrate an increased orebody width.

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                                  Figure 4.15-2
          OBLIQUE VIEW OF PERSEVERANCE STAGE 2 DELINEATION DRILL DRIVE
                            LOOKING TO THE NORTHWEST

[GRAPHIC APPEARS HERE]

Figure 4.15-3 shows existing drill intercepts as black crosses (cross size is a function of gold grade) and planned holes as magenta dots. The details of the intercepts are presented in Tables 4.15-1 to 4.15-4 below. There are numerous untested anomalous to high-grade intersections at Perseverance to follow up on, including Zone C located immediately beneath Zone A.

The drill intersections presented below are averages of uncut gold assay data. As described above PGM practice is to severely limit the use of top cutting of data, but rather to restrict the distance over which a very high assay may be used. Some extremely high assays (up to 10,500 g/t Au in hole UD02PE0087) have been received from the Perseverance drilling. It seems likely that some sort of top cutting will be required for at least some of the domains here however, sufficient data has not been received to determine a cutting value.

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                                  Figure 4.15-3
                  PERSEVERANCE EXPLORATION DRILL INTERSECTIONS

[GRAPHIC APPEARS HERE]
Size of cross correlates with grade of intersection. Smallest cross = 1 to 3 g/t, Largest cross ** 20 g/t Au.

**=greater than

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                                  Table 4.15-2
                     PERSEVERANCE ZONE B DRILL INTERSECTIONS

                                                HORIZONTAL    GOLD     COPPER
                                       LENGTH   THICKNESS     GRADE    GRADE
HOLE NUMBER           FROM     TO       (m)        (m)        (g/t)    (wt %)
----------------------------------------------------------------------------
PE0022A               382     384        2         1.73       104.3      1.1
PE0022B               377     380        3         2.56        48.9      0.8
PK0057B              1146    1153        7         3.95         5.8     10.2
PE0013                267     270        3         2.50         1.0     15.0
PE0016                320     329        9         7.50         3.4     10.0
PE0014                326     327        1         0.80         0.3     14.0
NEW INTERSECTIONS
UD02PE0083            176     180        4                      3.8      7.7
UD02PE0084            208     213        5                     11.7      2.6
UD02PE0085            167     171        4                      5.8      0.6
UD02PE0086                              No Significant Assay
UD02PE0087            173     180       7                   1,488.5      4.3
UD02PE0088                              No Significant Assay
UD02PE0089                              No Significant Assay

                                  Table 4.15-3
                     PERSEVERANCE ZONE D DRILL INTERSECTIONS

                                             HORIZONTAL    GOLD       COPPER
                                    LENGTH   THICKNESS     GRADE      GRADE
HOLE NUMBER         FROM     TO      (m)       (m)         (g/t)      (wt %)
----------------------------------------------------------------------------
PP0957               796     801      5         3.1        31.2        5.2
PE0052A              488     490      2         1.0         2.5        7.0
PE0052B              716     722      6         3.8        14.7        5.0
PE0006C              572     577      5         2.5         0.2        2.7
PE0006B              616     631     15         5.9        30.1        5.0
PE0060A              509     514      5         2.9         2.1        3.8
PE0060               556     558      2         0.9        12.0        1.8
PE0008A              442     446      4         2.7         9.2        7.3
PE0008               493     494      1         0.6        23.6        6.3
PE0048B              470     475      5         3.1         9.9        6.8
PP0974               490     499      9         4.6       133.4       26.5
PE0040A              421     422      1         0.8         6.6        1.0
PP0957A              695     696      1         0.5         0.7        3.0
PE0006A              793     794      1         0.3         0.7        3.0
PE0048A              633     638      5         4.0         0.2        6.0
PP0975               481     482      1         0.7         2.5       26.0
PP0971               409     413      4         3.1        10.2        8.0
PP0972               519     521      2         0.7         1.4        9.0
PE0010               410     415      5         3.7         0.2       15.0
NEW INTERSECTIONS
UD02PE0090B          569     582     13                     27.6     17.2

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                                  Table 4.15-4
                     PERSEVERANCE ZONE C DRILL INTERSECTIONS

                                             HORIZONTAL    GOLD       COPPER
                                    LENGTH   THICKNESS     GRADE      GRADE
HOLE NUMBER         FROM     TO      (m)       (m)         (g/t)      (wt %)
----------------------------------------------------------------------------
PE0007C               528     539       11      7.17         8.6      7.6
PE0007B               623     628        5      2.60         2.6      6.2
PE0007A               772     775        3      1.25         7.8      9.3

                                  Table 4.15-5
                            OTHER DRILL INTERSECTIONS

                                             HORIZONTAL    GOLD       COPPER
                                    LENGTH   THICKNESS     GRADE      GRADE
HOLE NUMBER         FROM     TO      (m)       (m)         (g/t)      (wt %)
----------------------------------------------------------------------------
PE0005B              1397    1401      4          3.3        0.3       1.0
PE0005E              1474    1480      6          4.9        0.3       2.0
PE0036A               296     301      5          4.3        0.3      18.0
PE0059                241     246      5            5        0.1       2.0
PE0035                               No Significant Assay
PE0021                207     210      3            3        0.2       0.0
PE0026                214     215      1          0.8        0.2       0.0
PE0024                188     189      1          0.8        0.5       4.0
PE0028                               No Significant Assay
PE0065                226     228      2            2        0.0       5.0
PP0955                647     648      1          0.8        1.2      12.0
PE0015                491     492      1          0.5        2.9       0.0
PP0956A               604     605      1          0.7        9.1       0.0
PP0956                692     694      2          1.2        3.0       3.0
PE0009A               409     410      1          0.8        4.2       5.0
PE0044                520     521      1          0.7        2.7       1.6
PE0033A               394     402      8         6.22        0.1      10.0
PE0014                326     327      1          0.8        0.3      14.0
PK0057                912     919      7            7        0.1       0.0
PK0057A               890     894      4          3.3        0.3      0.0
PE0020                267     268      1          0.9        1.4      0.0
PE0018                               No Significant Assay
PE0012                428     450     22         19.7        0.3      1.0
PK0058                               No Significant Assay

4.15.1.3  PEAK

Three drill holes were completed below the Peak deposit (recently mined out but still fully accessible). Hole PK79 demonstrated the presence of thin high gold grade zones (1 m at 14.5 g/t, 1 m at 2.7 g/t and 2 m at 7.6 g/t). The exploration potential demonstrated by the deeper discoveries at Perseverance and these narrow intersections indicates that this area warrants further investigation. Figure 14.6-1 demonstrates the location of the perceived deep potential at Peak and the relationship between the Peak and Perseverance deposits.

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4.15.1.4       NEW COBAR UNDERGROUND

Historical mining records document a rapid decline in the width and grade of the mineralization in both the Jubilee and Northern gold shoots towards the base of historical mining at New Cobar. Evaluation drill holes intersecting these lodes approximately 40 m beneath the mining confirmed that both lodes die out immediately below the base of workings. The Southern and Western lodes were successfully traced to a depth of approximately 500 mbs, although grade and thickness of mineralization is erratic.

A barren zone at approximately 600 mbs separates the "ore grade" mineralization, detected at the 700 mbs level by previous explorers, from the upper level mineralization. Similarly, drilling on the 800 mbs level indicates that the gold-bearing system has closed once again. Analysis of the gold distribution in the New Cobar deposit suggests that the concentration of gold in the upper parts of the deposit occurred in a dilatant zone associated with a flattening of the host shear. Below the 400 mbs level, the shear steepens and narrows.

Continuity of individual lenses of mineralization at New Cobar appears to be less than that at New Occidental and, some uncertainty exists in regard to correlation of mineralization between adjacent widely spaced mineralized drill holes.

The most recent documented resource estimate, completed in 1998, is based on a 2D kriged estimation of the New Cobar Main Lode. New drilling has recently been completed which was not available for this most recent resource estimate of sulphide mineralization. A scoping study is underway to assess the economic viability of an underground operation at New Cobar to access the deeper mineralization. A review of the New Cobar deposit and preliminary resource calculations, not yet published and not made available to Micon, is reported to demonstrate significant upside to the project.

The preliminary results of the most recent resource estimation efforts are considerably higher than that reported in 1998. The 1998 estimate was restricted to a high-grade lens of the main lode, but recent interpretation considers other sub parallel lenses containing considerable consistent additional mineralization that could possibly be mined. The scoping study will be based on the revised resource estimate and it was anticipated at the time of Micon's visit that a report would be available late in 2002. A drilling program is scheduled after the scoping study to provide additional data for an improved resource estimate and further mining studies.

The preliminary results from the resource estimate for the New Cobar underground deposit indicates the potential for the discovery of a 2.6 to 3.0 million t resource in the range of 5.5 to 6.0 g/t Au, at a 3 g/t Au cutoff, or 1.1 to 1.4 million t at 7.5 to 8.5 g/t Au using a 5 g/t Au cutoff. It is anticipated that a mineral resource will be published soon.

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4.15.1.5  CHESNEY

A drilling program of 3 diamond holes and 6 RC holes was recently completed with the intent to take the project to a measured resource status by infill drilling and SG determination. The resource has not yet been re-estimated, but is not expected to vary significantly.

4.15.1.6  OTHER EXPLORATION TARGETS

Other areas with significant exploration potential exist within the Cobar area mining and exploration leases of PGM. High priority exploration areas include.

     . As seen on Figure 4.15-1, gold deposits occur along the Peak Shear, and stepping over to the GCF, at a typical spacing of 750 to 1,000 m. However there is a 3,100 m gap between the Peak and New Occidental deposits, where the shift from one major structure to the other occurs. The decline from Peak to New Occidental has created ready access to the deep untested parts of the Peak Shear and GCF. This access provides a great opportunity to test a 3-km strike length of these highly prospective structures.

     .    Extensions to the New Cobar and Chesney deposits.

     .    Follow up of untested high-grade intersections at Perseverance.

PGM also has extensive and comprehensive exploration databases and control the mineral and exploration leases for much of the prospective area of the Cobar gold field.

4.16 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON
     DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

4.16.1        MINING OPERATIONS

Mine production operations are located in two distinct underground zones and a small open pit operation. The local area has been mined over a long period of time. Current mining is from zones, which are contiguous to, or nearby, earlier mined out areas.

The two underground zones are known as New Occidental and Perseverance, while the open pit is the near surface remnants of the of the now-closed New Cobar underground operation. Production operations have been underway at New Occidental since December, 2001, while development had just reached the Perseverance Zone at the time of the Micon site visit in October, 2002. The New Cobar open pit is scheduled to be completed in 2003, when mined ore will remain stockpiled for subsequent treatment.

4.16.1.1  UNDERGROUND MINING OPERATIONS

The New Occidental and Perseverance orebodies are accessed from the Peak Mine infrastructure, where the Peak ore essentially is exhausted. The New Occidental zone is the lower part, below 56 Level (560 mbs), of the orebody, of which the upper levels have been mined prior to 1952.

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Perseverance is a recently discovered orebody, with no surface expression, and hitherto unexploited. The zones are accessed from the Peak infrastructure by declines along the general strike direction of the Peak Shear and GCF. A 1:10 gradient decline, of some 800 m, connects the Perseverance zone, while access to the New Occidental zone is via a decline of some 3 km from the Peak infrastructure. Both declines, which are 4.5 m x 5.0 m excavations, provide for 40-t truck haulage from the two zones to the Peak crushing and hoisting infrastructure. Figures 4.7-1 and 4.15-1, included in Sections 4.7 and 4.15, illustrate the positions of the current operations.

The Peak Mine infrastructure includes a 5.3-m diameter concrete-lined shaft to a depth of 740 m. The hoisting system is designed to provide capacity of up to 600,000 t/y. The main winder is a ground-mounted, friction winder running a single 10-t pay load skip, counterweighted by a 30-man cage connected by four 28-mm head ropes and two 40-mm tail ropes. The auxiliary winder is a ground-mounted, single drum winder hoisting a double deck, six-man cage, on fixed guides, in a bratticed compartment in the shaft. Like the main cage, the auxiliary winder can be operated in automatic, semi-automatic and manual modes.

Three additional major airways have been developed in order to ventilate the workings of the New Occidental and Perseverance operations. A 4.2-m diameter airway at Perseverance, and 3.0-m intake and 4.0-m diameter return airways at New Occidental, were raise-bored from surface over lengths of some 850 m.

Ore from New Occidental and Perseverance is hauled to the Peak Mine crushing station, where a Jaques jaw crusher is installed, located between the 630 and 680 Levels. Crushed ore is loaded into the 10-t skip and hoisted to the surface, where it is stockpiled for milling.

NEW OCCIDENTAL

The decline, from the Peak Mine infrastructure, provides access to the New Occidental mineralization at approximately 900 mbs (90 Level). The 90 Level is the main level for the zone, and includes explosives magazines, fuel bay, service bay, store and lunch room.

Stoping operations at New Occidental commenced on the 92 Level and will progress upwards towards the old workings. A crown pillar will be left below the old mined out areas. The orebody is a tabular lens that dips at 85 DEG. east, plunges north at 80-85 DEG., has a strike length of about 200 m, is up to 22 m wide, with an average thickness of some 9 m, and remains open at depth. The hangingwall is formed by Chesney Sandstones and the footwall by Great Cobar Slate. The orebody geometry and geotechnical attributes of the ore and host rocks resulted in the selection of conventional long-hole stoping, with post waste rock backfill, as the most suitable mining method for ore extraction. Longitudinal stopes are utilized along the orebody strike length of some 200 m. Stope width is determined by the width of the ore. The 5 m high stope drilling drives are on 25-m vertical centres.

The operations consist of large size development headings (up to 5 m high x 6 m wide), with access development in the hangingwall sandstones. Development utilizes Twin-boom Tamrock

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Minimatic electro-hydraulic jumbos, with stope drilling carried out by an Atlas
Copco Simba rig and a Tamrock Solo rig. Ore loading utilizes Elphinstone, 7 m/3/, scoops with truck haulage, via the internal ramp and the decline, to the crusher at the Peak shaft. The scoops are equipped with remote control capability to permit access into stopes, for recovery of broken ore under unsupported openings.

The operations that were visited by Micon were dry, well ventilated, very tidy and appear to be run in an orderly manner. The development headings are well supported with regular patterned roof bolting, through mesh, as a standard throughout the mine.

The first stope excavated on the 92 Level resulted in unacceptably high dilution and ore loss, 42 % and 11 %, respectively, principally due to blasting damage on weak stope walls, caused by the large diameter blast holes initially used.

The blast hole size was reduced from 102 mm to 76 mm for subsequent stopes. Also, in an effort to reduce wall sloughing and hence waste dilution, the strike length of the stope was shortened to limit the size of the open span and thus reduce overbreak. Cable bolting of both hangingwall and footwall of the stopes is carried out by drilling, with the Simba rig, and installation from the stope drilling drives.

Estimates of ore recovery and dilution, based on survey measurements of the stope void after mining, demonstrate the progressive increase in ore recovery and reduction in dilution as stopes were mined progressively along the 92 Level strike ore length. Current estimates for future mining, based on this improved performance, are some 15 % dilution and 5 % ore loss, in primary stopes, and 25 % dilution and 15 % ore loss, in secondary pillar stopes.

In addition, mine management has decided to leave small permanent support pillars in an effort to limit stope wall failure and thereby reduce waste ingress and dilution of ore. As discussed under Reserves, in Section 4.14.2.1 of this report, weaker than anticipated wall rocks and ingress of waste rock from the adjoining backfilled stope will render greater dilution than that projected in the feasibility study and the estimation of mineable reserves. The necessity to leave small permanent pillars will similarly reduce ore recovery.

It was reported by PGM that during the preparation of the feasibility study for New Occidental, the consultant, retained to advise on the most economic backfilling option, proposed an uncemented waste rock fill system. The experience with dilution from this waste rock backfill, and the effective increased cost per ounce produced from treating lower grade ore, suggests that another backfill system, involving some combination of rock, sand and cement, may have been more economic. Such systems have been used in the past at the Peak Mine and components exist on surface. Given the limited extent of the current resources, it may be too late to change to an alternate system; however, it is suggested that an economic analysis of alternatives, with cognisance of potential extended mine life, may be worthwhile.

In areas of thick ore, stope blasting will require fan drilling of holes, from the drilling drives, to reach the stope boundaries, where the ore is thicker than the width of the drilling drive. It is

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possible that this angled fan drilling may produce additional stope wall damage.
It is suggested that consideration be given to silling out the drilling drives to the orebody width, thereby permitting parallel stope blast holes to be drilled which should reduce wall damage.

The feasibility study for New Occidental was based on a required production of 450,000 t/y. Given the relatively small size of the orebody and, hence, the available tonnes per vertical metre, the rate of vertical extraction will be high. This, in turn, will impose the challenge of ensuring that development is maintained sufficiently far ahead of stoping to permit the orderly sequence of in-fill exploration drilling, detailed definition drilling, stope planning and blast-hole drilling. No problems with blast-hole closure were reported.

In addition to overall cost reduction programs, including trials of bulk emulsion explosives, PGM management is implementing mine design modifications to reduce the ratio of waste development to ore tonnes. This will be effected by eliminating every other ore loading drive. This, and other cost reduction programs, should off-set the increase in the unit cost of metal production resulting from increased waste dilution.

PERSEVERANCE

Four zones of mineralization have been identified within the Perseverance system. Zones A and B are adjacent to each other and lie in the upper half of the system above the 9150m RL (1,060 mbs), whilst Zones C and D lie beneath and trend to the south. Zone A lens, which is closest to Peak has the highest density of drilling and level of geologic understanding and is the zone currently being developed. The reserves in Zone A occur in two lenses, Perseverance and Corvus.

The Perseverance Lens resource represents 65 % of the contained metal in Zone A. The lens plunges steeply to the south, dipping at between 75 and 80 DEG. to the west. The lens has a strike length up to 150 m and varies in width from 1.4 m to 9 m, with an average of 3.7 m, and is largely open at depth. The western hanging wall consists of Chesney Formation sandstone below the 9300m RL, with the hanging wall sediments progressively become finer grained as the Chesney Formation grades upwards into the Great Cobar Slate. The footwall consists of Chesney Formation sandstone and the Peak Rhyolite. The wall rocks are expected to be generally fair to good from a geotechnical perspective.

The separation between the Perseverance and Corvus lenses varies from 1 m to 25 m, increasing with depth. Economically significant mineralization within the Corvus Lens commences at 9400m RL. The lens dips between 75 DEG. to the west to vertical, with a strike length of up to 150 m and a width between 1 and 4.5 m (mean 2.5 m). It features a significant low grade zone mid-strike. The Corvus lens is hosted exclusively within the rhyolitic intrusive above 9225m RL, and Chesney Formation sandstone at depth.

Mining methods, similar to those used at New Occidental, are proposed for Perseverance. Geotechnical assessment was carried out by consultants, Barrett Fuller & Partners (BFP), in order to advise on pillar sizes and stope spans, etc. Mine plans call for production from a depth

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of some 850 m (9405m RL), below surface, to approximately 1,060 mbs (4195m RL).
The stoping sequence is planned from bottom to top, with a crown pillar of 12 m, at the 4300m RL, separating two zones of mining, from which production can be achieved concurrently. Stoping production is expected to commence in October, 2003 and to continue until 2007. Estimates of mining cost are based on historical Peak costs adjusted to suit depth, location and geological and geotechnical conditions. Micon generally concurs with the design principals and cost estimates derived by PGM for the Perseverance Zone.

The New Occidental and Perseverance zones will operate on the same shift roster as Peak, namely, two 12 h shifts per day, 365 days per year. The workforce undertaking the New Occidental and Perseverance mining operations has transferred from Peak as production decreased. Contractors carry out the ramp and access development in advance of the mine production operations.

4.16.1.2       NEW COBAR OPEN PIT OPERATION

The New Cobar open pit operation extracts the near surface remnant ore of the now closed New Cobar underground operation. The operation is a small conventional truck and shovel operation managed on behalf of PGM by a contractor. Mining of the pit is scheduled to be complete by October, 2003, when some 450,000 t of oxide ore will remain stockpiled, for blending with underground ore, and processed over the current life of the mine.

Visual observation indicated stable pit walls, which reportedly have slopes between 55 and 60 DEG. Some cable bolting has been carried out near the crest and depressurisation holes have been drilled into the walls. The pit operations are planned to take cognisance of potential collapse into voids of the earlier underground mining. Good survey records exist, which permit management of pit operations in a controlled, safe manner. Mining of the open pit has encompassed the original New Cobar shaft. Extreme care is taken, whilst mining in the vicinity of the shaft, to ensure that no material falls into the shaft as the shaft may be required as a ventilation airway for possible future underground operations at New Cobar, below the earlier underground workings.

At the end of 2002, PGM estimates that the remaining in-situ ore reserves will be some 450,000 t. In addition to these unmined reserves, some 200,000 t of ore will be stockpiled at the mine site.

4.16.1.3  MINE PLANNING

The planning procedures and manual and software systems utilized at PGM, as discussed with mine management, appear consistent with modern practices and are implemented effectively. The liaison between the different departments appears sound and the process from exploration, evaluation, through definition drilling to long term and short term planning is effective.

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4.16.2       MILLING OPERATIONS AND RECOVERABILITY

4.16.2.1       PROCESS DESCRIPTION

The original flexible process design required by the variability of the Peak ore zones, consisting of SAG milling, gravity, sulphide flotation, cyanide leaching, carbon in leach adsorption, electrowinning and bullion production, has facilitated the introduction of new ore sources with different mineralogical and metallurgical characteristics. The original plant capacity of 450,000 t/y was increased incrementally through improvements in bottlenecks and maintenance to 560,000 t/y of hard sulphide ore. The production criteria for the 2003-2007 LOM plan are 630,000 t/y, 365 days per year, 24 h/d, 96 % utilisation and 74.9 t/h, on a blend of hard sulphide ore and softer oxide ore.

The main modifications made to the original PGM circuit are as follows:

     . A bin and feeder have been installed to deliver New Cobar ore from a ground stockpile via a front end loader to the SAG mill feed conveyor.

     . To achieve the plan throughput at the finer grind required for the hardest New Occidental ore, a 3.96 m diameter by 5.8 m long ball mill in closed circuit with hydrocyclones has been installed. The ball mill has a 1,650 kW motor, which is oversize for the original design throughput but is common with the motor on the 6.71 m diameter by
          1.96 m long SAG mill and provides potential for further expansion.

     . To increase the leach time to 48 h, two additional leach tanks, each with a nominal volume of 1,350 m/3/ have been installed in addition to the existing seven 340-m/3/ tanks. Carbon continues to be removed after the first of the original tanks, thus the circuit configuration is now closer to carbon in pulp, with only 5 % of the gold expected to be leached in the remaining tanks.

     . A new tailings thickener underflow pumping system has been installed to handle the increased throughput and finer grind size, at a higher density, in order to increase the capacity of the tailings storage facility.

A flow diagram for the modified PGM process plant is shown in Figure 4.16-1 with a brief description as follows.

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                                  Figure 4.16-1
                           PROCESS PLANT FLOW DIAGRAM

[GRAPHIC APPEARS HERE]

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Ore is crushed underground to a nominal top size of 150 mm and is delivered to a
6,000 t live capacity stockpile. Three reciprocating plate feeders deliver ore to the SAG mill feed conveyor from the stockpile. A separate bin equipped with a static grizzly and a feeder delivers New Cobar ore to the conveyor. The bin is fed by front-end loader from a stockpile of trucked ore.

Ore is conveyed to the grinding circuit, which consists of a SAG mill operating in closed circuit with a double deck screen, and a ball mill operating in closed circuit with a hydrocyclones. The 2-mm screen undersize is pumped to three centrifugal gravity concentrators (two operating and one standby), for recovery of coarsely liberated free gold. Gravity tailing joins the minus 15 mm plus 2 mm screen oversize and is pumped to the hydrocyclones. The 15-mm screen oversize is intermittently recirculated to the SAG mill feed. Gravity concentrate passes to the secure gold room. The hydrocyclone underflow gravitates to the ball mill feed, but provision is made for bypass to the SAG mill feed to enable the ball mill to be shutdown independently if required. The ball mill discharges to the double deck screen.

The ball mill hydrocyclone overflow at 80 % passing 53 um passes to the copper flotation circuit, consisting of a conditioner for reagent addition and three columns in series. There is potential for using redundant lead/zinc columns for cleaning of copper concentrate. Copper concentrate is pumped to a thickener and ceramic disc vacuum filters for dewatering to 12 % moisture and the filter cake is stockpiled for despatch. Flotation tailings are thickened before being pumped to the leaching circuit. The copper flotation circuit is only operated when the feed grade is over 0.3 % Cu, above which it is possible to produce a saleable concentrate assaying over 20 % Cu and cyanide consumption increases to unacceptable levels without flotation.

After pH adjustment, the thickened flotation tailings (or hydrocyclone overflow if flotation is not operating) is pumped to the first of the new leach tanks, where the slurry is oxygenated using a shear reactor and sodium cyanide is added. Slurry flows by gravity to the second new tank, followed by the seven original tanks for a total residence time of 48 h. Activated carbon is pumped up the leach train counter-current to the slurry flow, to adsorb the dissolved gold and silver, and is pumped out of the first of the original tanks to the stripping circuit for gold recovery. The loaded carbon is acid washed, followed by elution in a split AARL circuit to remove the gold from the carbon. After stripping, the carbon is reactivated in a vertical gas-fired kiln and returned to the leach circuit.

Gold and silver are recovered from the strip solution by electrowinning in the secure gold room. Also in the gold room, the gravity concentrate is upgraded on shaking tables and by acid digestion to remove unwanted sulphide and other acid soluble minerals. The electrowinning cell sludge and the upgraded gravity concentrate are direct smelted to dore bars, typically containing 29 % silver and 69.5 % gold.

Leach tailings are pumped to a thickener. Thickener overflow is recycled to the leaching circuit. High density thickener underflow is pumped to the tailings storage facility, which is a central discharge type. Remaining water usually evaporates or can decant through an engineered filter dam to a lined runoff pond.

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Apart from the process modifications indicated previously, operating changes are required in the gravity circuit, strip circuit and gold room to adapt for the shift in gold deportment.

4.16.2.2  PERFORMANCE

Key performance indicators for 2001 and to September, 2002 are shown in Table 4.16-1

                                  Table 4.16-1
                               PROCESS PERFORMANCE

                            2001             2002 TO SEPTEMBER              2002
                     -------------------------------------------------------------------
                      ACTUAL      PLAN       ACTUAL      PLAN       FORECAST     PLAN
                     -------------------------------------------------------------------
MILL FEED
Underground (t)       502,290        n.a.    324,500         n.a.    461,299         n.a.
New Cobar (t)          91,300        n.a.    141,873         n.a.    157,046         n.a.
Total (t)             593,590    600,000     466,373     450,000     618,345     600,000
Gold Grade (g/t)         5.86       5.60        5.65        5.75        5.64        6.00
Copper Grade (%)         0.44       0.35        0.31        0.25        0.25        0.24
Utilisation (%)          96.1       97.1        95.3        97.0         n.a.        n.a.
Rate (t/h)               70.5       70.5        74.7        70.8         n.a.        n.a.
Grind P80 (um)            n.a.       n.a.         93          53         n.a.        n.a.
RECOVERY
Gravity Gold (%)         45.9       48.5        32.3        23.8         n.a.        n.a.
Total Gold (%)           90.2       94.4        91.1        91.6        91.3        90.9
Copper (%)               34.2       38.8        28.0        29.6        25.5        22.9
Concentrate (% Cu)        n.a.       n.a.       19.0        21.4        19.0        21.4
UNIT COST
Ore milled (US$/t)      10.05        n.a.      10.23        9.85       10.32        9.63

n.a.  Not available from information provided.

The main mill modifications for processing New Cobar and New Occidental ores were completed in August, 2001. Subsequent performance has generally met expectations, although the proportions of the ore types processed have been more variable and not as planned, with more Peak and New Cobar ore and less New Occidental ore. On a monthly basis, metallurgical performance has been generally in line with expectations for the actual ore treated, and throughput rate and utilisation have been satisfactory. To date, the sections requiring operational changes have performed satisfactorily and further modifications are not expected.

The introduction of New Cobar ore and the finer grind size has impacted on thickener performance, resulting in an increased amount of fines reporting to the process water dam (PWD). Dirty water from underground also reports to the PWD. Over time, silting has reduced the capacity of the PWD such that in February, 2002 the PWD was breached with water and sediment overflowing into a second catchment. A contractor has been intermittently dredging the PWD since January, 2002 and a total of 9,794 t at 1.4 g/t Au has been returned to the leach circuit to September, 2002. PGM informed Micon that initiatives including increased underground settlement capacity, increased internal water recycling and investigation of alternative flocculent are in hand.

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The tailings density achieved with the new system and mixed ores has also not met expectations, although PGM claims that this is a function of the effect of slurry rheology on pumping capacity rather than thickener operation. The lower density has implications for the capacity of the existing tailings storage facility. Various options are under investigation for increasing the capacity beyond the current life (January, 2004) without increasing the areas of the facility or a full raise of the retaining dams. An appropriate amount has been provided in the LOM plan to cover these options.

During its inspection of the process plant, Micon observed that equipment condition and house keeping were generally excellent. Based on discussions with PGM, it appears that manning levels; operating, maintenance and metallurgical accounting procedures; and the range and quantity of consumables, operating spares and insurance spares retained on site are appropriate for the nature of the operation.

Based on the results of the reported metallurgical testing, reported plant performance on blends of Peak, New Cobar and New Occidental ores and its own observations, Micon considers that the process metallurgical and cost inputs to the ore reserve calculations and the LOM plan are valid. Annual variations in the LOM plan inputs reflect the metallurgical testing (see Section 4.13) conducted on each orebody, plant performance to date and the proportions of each orebody to be processed.

4.16.3    MARKETS

Copper concentrate is sold under a frame contract or on the spot market. The annual production of concentrate, at approximately 3,500 t/y to 6,500 t/y over the LOM plan period, is small and it has a reasonably high gold content. At approximately 21 % copper and in excess of 45 g/t gold, the concentrate will be of saleable quality; however, at approximately 1 %, the high bismuth content would be penalized and would be unacceptable to some smelters. However, Micon considers that there should be no difficulty in marketing this product at the terms used in the LOM plan.

Dore bullion is refined under contract and the gold and silver sold through bullion banks.

All the marketing and sales functions are performed from the PGM site office.

4.16.4       CONTRACTS

The New Cobar open pit is operated on behalf PGM by Henry Walker-Eltin, under a unit price contract. Mining is expected to be completed by October, 2003.

Copper concentrate was sold to Dowa Mining in Japan under a three-year frame contract that expired in 2001. Sales in 2002 were to Dowa on a one-off basis using the same general terms and conditions. Currently there is no contract in place, but PGM indicated that Dowa remains interested in taking the concentrate. Micon considers that appropriate terms are used in the LOM plan

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Bullion is refined under contract by the Perth Mint (previously by Johnson
Matthey, Melbourne). Micon understands that this arrangement will continue. Micon considers that appropriate terms are used in the LOM plan.

4.16.5    ENVIRONMENTAL CONSIDERATIONS

NSR Consultants Pty Ltd conducted an independent environmental audit of the PGM tenements in June 2002. No high ranking environmental issues were identified during the audit. PGM operated within the statutory conditions of its operating licences and achieved 100 per cent compliance for the period of the 2001 Annual Environmental Management Report (July 1 2000 to June 30 2002). PGM is progressing toward meeting the ISO 14001 accreditation requirements with its environmental health and safety management system.

PGM has a responsibility under Australian Law to reclaim the environmental impacts of historic mining as well as current mining activities on its leases. PGM contracted NSR Environmental Consultants Pty Ltd in 2000 to prepare an updated conceptual closure plan for the PGM tenements, to ensure that PGM has sufficient planning and financial provision available to meet the Rio Tinto corporate requirements. The natural environment in the Cobar region has been severely degraded during a long history of mining, settlement, grazing and timber cutting. Emphasis in the closure strategy, as a result, has been placed on community safety.

Ten sites of historic mining and exploration activities and four locations of current and proposed mining activities requiring rehabilitation were identified. Reclamation, particularly of the historic areas, has been on-going in the recent years, and revegetation trials have been initiated. Reclamation work at the historic sites has included backfilling and fencing shafts, donation and relocation of historic equipment, reshaping waste rock and tailings areas and removing rubbish.

Table 4.16-2 summarizes the anticipated closure costs, excluding costs for progressive rehabilitation, retrenchment and asset sales. Closure costs were estimated in 2001 as Aus$6.445 million. This is an increase from the estimate of Aus$3.6 in 1998, which was allocated as Aus$0.8 million to CML 6, Aus$0.02 million to CML 7, Aus$2.65 million to CML 8, and Aus$0.1 million to CML 9. Both the current 2001 and previous 1998 reclamation costs exclude employee retrenchment costs that were estimated as Aus$3.0 million in 1999.

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                                  Table 4.16-2
                  SUMMARY OF ESTIMATED CLOSURE COSTS (NSR 2001)

            LOCATION                                    COST ($AUS)
            ------------------------------------------------------
            Peak Gold Mine                               3,460,000
            New Cobar Opencut Project                      270,000
            New Occidental Project                          80,000
            New Occidental historic mining area            350,000
            Tharsis Mine                                     6,000
            Great Cobar Mine                               310,000
            Chesney Mine                                   340,000
            Gladstone Mine                                  50,000
            Mount Pleasant and Young Australia mines         8,000
            Queen Bee Mine                                  86,000
            Water disposal dams                             28,000
            General costs                                  970,000
            Contingency (5%)                               307,000
            Total                                        6,445,000

NSR Consultants believes that these costs are reasonable, but acknowledge that, as with all closure cost estimates, there are uncertainties involved. Specifically, the greatest uncertainties for closure of the PGM tenements are:

     .    Community and government expectations of closure.

     . The end land use required and the level of closure commitment necessary to ensure public safety, particularly from historic liabilities.

     . Acid mine drainage from waste rock and tailings areas, to date not systematically characterized.

     .    Soil and water contamination.

It is recognized by PGM that localized acid mine drainage is an issue at Queen Bee, and PGM have proposed to address this issue in the rehabilitation schedule for 2003 and 2004. Given the semi-arid climate of Cobar, acid mine drainage is not expected to pose a significant financial burden. As a result, additional costs may, or may not, be required once additional studies and the requirements for closure are better understood. This information is unlikely to be available until a few years prior to closure.

PGM have estimated the cost for closure as Aus$8.865 million in 2002. This is the amount used for economic analyses elsewhere in Micon's report, rather than the lesser amount developed by NSR Consultants Pty Ltd. in 2001.

PGM has a bank guarantee in favour of the Minister of Mineral Resources (New South Wales) in the amount of Aus$6.099 million, taken out in 2001.

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4.16.6    TAXES

Both NSW state and Australian federal tax are levied on the proceeds from the PGM operations. Federal income tax, after appropriate eligible deductions, is imposed at 30 %, while NSW state tax effectively is a mining royalty set at 3 % of gross revenue, before treatment charges and all other costs.

4.16.7  CAPITAL AND OPERATING COST ESTIMATES

4.16.7.1  CAPITAL COSTS

Since 1999, capital has been, and continues to be expended, on the development of the New Occidental Zone, at depth below the historic workings close to surface, and the Perseverance Zone, which is relatively close to the nearly mined out Peak orebody, has no surface outcrop, and has not previously been exploited. When the Peak orebody was approaching exhaustion, additional exploration drilling and evaluation was carried out in an effort to extend the economic life of the operations and use existing infrastructure. In addition to development of access to, and opening up of, the underground zones, PGM invested capital into open pit mining of the remnant, near surface, ore reserves of the closed New Cobar underground operation.

The capital expenditures have included three airways from surface to approximately 850 m below surface, which were raise-bored from surface. One raise-bored shaft acts an intake airway for the Perseverance zone. Currently, this raise is being lined for equipping as an emergency means of egress. The other two raises serve as intake and return airways for the New Occidental zone. The intake raise also has been equipped to serve as an emergency egress. All of this major capital ventilation development is scheduled to be complete by the end of 2002, with no provision included in the capital budget for 2003.

Other items of major expenditure were the decline accesses, from the Peak infrastructure to the New Occidental and Perseverance Zones, which are both complete. Ramp development, within the zones, and stope development, outside the ore, are routinely capitalized by PGM. For accounting purposes, the cost of these activities is transferred from operating to capital accounts. PGM's projection of future annual cash flows also incorporate this procedure.

Some US$20.6 million was expended in 2001 and a further US$19.4 million is forecast to be spent in 2002. As at the end of September, 2002, some US$10.5 million had been expended. While this expenditure is somewhat behind schedule it was reported that the capital projects would be completed in 2002 within the forecast expenditure. Other items of capital in this expenditure include open pit equipment, surface ventilation fans, underground fans and ducting, underground mobile equipment and on-going replacement ("sustaining") capital in all departments.

In addition to capital project expenditure, US$2.6 million was incurred in 2001, with US$1.7 million forecast for 2002, for exploration and project evaluation.

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In the LOM cash flow projections, provision is made for future capital expenditures from 2003 to 2007. The development costs are incurred and expensed under an operating account, some of which is capitalized. Other items of capital in this expenditure include underground fans and ducting, underground mobile equipment and on-going replacement ("sustaining") capital.

Micon has made some simplifications in its cash flow model, but has utilized the PGM capital estimates, which are considered appropriate. Micon has included closure cost as a capital expenditure in year 2007. It is understood that closure costs will be incurred after operations cease; this simplification renders a degree of conservatism to the economic evaluation. However, given the exploration potential of the property, it is not expected that closure will occur at that time. The capital estimates included in the Micon estimates of future annual cash flows are presented below in Table 4.16-3.

                                  Table 4.16-3
                 PEAK GOLD MINES PTY LIMITED CAPITAL EXPENDITURE
                                  2003 TO 2007
                                  (US DOLLARS)

ITEM                         2003         2004         2005         2006         2007          TOTAL
------------------------------------------------------------------------------------------------------
Capital Items              2,204,191      816,146       57,711       71,280            0     3,149,328
Exploration and            1,998,000    1,917,000    1,371,600    1,080,000            0     6,366,600
Evaluation
Capitalized Development    5,431,579    3,132,503      945,866            0            0     9,509,949
Closure Cost                                                                   4,787,146     4,787,146

Total                      9,633,771    5,865,649    2,375,178    1,151,280    4,787,146    23,813,024

The capital cost estimates for development are based on actual unit cost experience to date and the total metres are based on layouts. Micon's computation for development metres, based on the current plans for mining, support the PGM estimates. The estimates for the other lesser total amount items of equipment and sustaining capital appear reasonable. Expenditure on exploration and evaluation is discretionary but, as discussed in Section 4.15 and 4.18, is fully supported by Micon.

PGM has included US$0.8 million for process plant sustaining capital over the period of its LOM plan. This includes a provision of US$0.5 million for increasing the capacity of the tailings storage facility. Based on observations and discussion with PGM process management, Micon believes that the LOM plan sustaining capital is adequate, with no further provision for process improvement or insurance capital required.

4.16.7.2  OPERATING COSTS

The current on-site operating costs were compared with estimates included in the LOM cash flow model, which was used as a basis for estimating the cost estimates in the Micon cash flow projections, included in the economic evaluation section of this report. These costs are included

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in the projections of cash flow under the functional headings of mining, milling and administration.

The historic mining costs reflect the earlier, all underground, operations of the Peak orebody. More recently, the mining costs have covered a combination of underground and open pit operations, when the New Cobar was developed.

In 2002, the Peak Mine ceased operation. New Occidental production commenced in late 2001. Production from the New Cobar open pit has occurred over the last two years and will be completed in 2003, at which time stockpiled ore will be available for future processing. Gradually production will be concentrated on the underground operations at New Occidental and Perseverance. Accordingly, the total unit mining costs vary as the combination of the sources of ore vary.

The PGM estimates of future costs are based on the cost elements derived from actual operations, adjusted to suit the location and geotechnical environment of the particular zones. Rock transportation costs will increase with depth and distance from the Peak infrastructure. Micon concurs with the estimation procedure utilized by PGM. In its estimates of future mining costs, Micon utilized the PGM costs, with some simplifying adjustments for modelling purposes, such as using average life of mine values for unit rock breaking and rock transport. These adjustments create minor differences in the annual totals, but essentially are similar in total.

PGM has included process plant operating costs equivalent to an average unit cost of US$10.19/t of ore milled over the period of its LOM plan. Based on actual 2001 and 2002 unit costs (see Table 4.16.3), and allowing for a finer grind size and increased ore throughput, Micon considers that the budgeted cost is reasonable.

The PGM estimates of administration cost for 2003 and onwards are higher than historic levels. In the LOM estimates, administration includes areas of support, commercial and projects. Historic administration costs for projects and managers' salaries had been collected in the departmental operating accounts. It is understood that the company had embarked upon an overall company wide cost reduction program, "TOP Savings". For the purpose of the estimates of future annual cash flow included in the economic evaluation section of this report, Micon has not taken account of these savings in the various area costs, but has collected them in one line for ease of running sensitivities on operating costs. The total savings, of some US$17 million, are projected by PGM, over the current projected life, 2003 to 2007. While this level of saving, is considered optimistic, Micon believes that some savings are achievable.

Given the recent changes in operations and the different orebodies to be mined in the future, it is considered that only the recent costs, at the higher order levels, are comparable with estimates for 2003 onwards. Table 4.16-4, compares unit costs 2001 and year-to-date to September, 2002, with those included in Micon's estimates of future cash flow.

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                                  Table 4.16-4
                COMPARISON OF ACTUAL AND PROJECTED ON-SITE COSTS
                                  (US DOLLARS)

                          ACTUAL/
                         FORECAST/1/                            LIFE OF MINE
                         -------------------------------------------------------------------------------
                           2002         2003       2004        2005        2006       2007       TOTAL
                         -------------------------------------------------------------------------------
Ore Mined (t)              813,871    927,716     547,768     557,031     497,474    196,072   2,726,061

Ore from open pit and      157,046    156,933      82,232      72,969     132,526    212,412     657,072
stockpile (t)
Ore from underground       461,299    473,067     547,768     557,031     497,474    196,072   2,271,412
(t)
Ore Milled (t)             618,345    630,000     630,000     630,000     630,000    408,484   2,928,484

Mining Cost                  15.90      15.34       19.13       18.91       20.43      31.97       18.96
 (US$/t mined)
Mining Cost                  20.93      22.59       16.63       16.72       16.13      15.35       17.65
 (US$/t milled)
Milling Cost                 10.32      10.19       10.19       10.19       10.19      10.19       10.19
 (US$/t milled)
Admin. Cost                   6.16       7.79        7.41        7.09        7.09       6.05        7.16
 (US$/t milled)

Total Site Cost              37.41      40.57       34.23       34.00       33.41      31.59       35.00
(US$/t milled)

/1/  Actual to September, 2002, forecast October-December, 2002

Other off-site costs are incurred for transport of concentrate and gold bullion. The PGM reported actual costs, of US$70.46/t of wet concentrate, and Aus$0.95/oz gold sold, have been used in the estimates of cash flow. A royalty, paid to the State of New South Wales, of 3 % of gross revenue is incurred.

4.16.8  ECONOMIC ANALYSIS

4.16.8.1  METHOD OF EVALUATION

The overall economic potential of the PGM operation has been evaluated using conventional discounted cash flow techniques. This procedure has been used for the purpose of estimating the financial returns expected to accrue to WRM as the owner of 100 % of the PGM mining and milling operations.

Discounted cash flow analysis requires that reasoned estimates be prepared of all of the individual elements of cash revenue and cash expenditure, which will be associated with the initial development and construction of the project, as well as with its ongoing operation up to the end of the projected life. The relevant estimates of production, revenue and cost, including overhead and taxes, have been discussed within the preceding chapters of this report and are summarized below.

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All monetary amounts are expressed in constant US dollars of third quarter, 2002 value. Given the current estimate of ore reserves, the life of the operation is expected to be 5 years, up to 2007.

4.16.8.2       RESOURCES AND RESERVES

The estimates of cash flow are based on mineral resources and reserves as described above, in Section 4.14, above.

The December 31, 2001 measured and indicated mineral resource estimates, with the dilution and recovery estimates discussed earlier, would render a mineral reserve tonnage of 3.25 million t grading 7.0 g/t Au. This tonnage from the New Cobar open pit and the underground operations in the New Occidental and Perseverance zones plus updates to the mineral resources and mineral reserves estimated in June, 2002, will support milling at a rate of 630,000 t/y for four years, with the remainder milled in 2007. It is considered that this represents a minimum mine life.

4.16.8.3  PRODUCTION ESTIMATES

The PGM operation will draw the majority of its economic value from the sale of gold in dore bullion. In addition, a concentrate containing copper, gold and silver, will be produced for sale. Recovery of metal to bullion and concentrate is discussed in Section 4.16.2 of this report. In the estimates of future annual cash flow, metal recoveries to concentrate as estimated by PGM, which are considered reasonable by Micon, have been used. These, from year to year, are dependent on ore type processed, with average values over the life of the mine of gold of 89.8 % and copper of 41.4 %.

Most of the production is derived from ore mined at the underground operation from the New Occidental and Perseverance zones. It is assumed, in the estimates of annual cash flow, that the current mining and milling production rate of some 630,000 t/y ore will continue for at least five years. As discussed earlier in this report, there exist deposits adjacent to the Perseverance A Zone, extensions to mineralization at depth below the New Cobar open pit and significant untested high potential areas between the Peak and New Occidental deposits, which currently are being explored and evaluated. It is Micon's opinion that the exploration potential for these areas is high. In several ore grade mineralized intersections have already been discovered. The likelihood of some of these being converted into mineral reserves is considered to be good. Should these mineral reserves be realised, the life of the PGM operations could be extended to up to double the currently projected life.

4.16.8.4  REVENUE PROJECTIONS

The smelter terms and treatment and refining charges used in the estimates of cash flows are those included in the LOM model estimates, which are based on historical experience. Concentrate smelting is estimated at US$86/t of dry concentrate, while refining charges are US$0.09/lb of payable copper, US$6.50/oz of payable gold in concentrate and US$1.12/oz of

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mineral industry consultants

payable gold in bullion. The cash flow estimates utilize payable gold in bullion at 99 %, silver in bullion at 98 %, gold in concentrate at 96.5 % and copper in concentrate at 95 %.

For a base case estimate of future annual cash flows, a constant gold price of US$320/oz, a copper price of US$0.70/lb, in 2003, and US$0.80/lb, held constant thereafter, and a silver price of US$4.50/oz, in 2003, and US$5.00/oz from 2004, are assumed. Formal supply and demand analyses have not been carried out by the authors in arriving at these assumed prices.

4.16.8.5       OVERALL CASH FLOW PROJECTION

The overall base case cash flow projections for the PGM operation, based on the input estimates and assumptions discussed above, are presented in Table 4.16.5. These projections incorporate the currently reported mineral reserves of PGM. It can be seen that:

     . Over its projected operating life of about five years, the operation is expected to generate a total undiscounted net cash flow of some US$35 million.

     . The net present value of the projected future cash flows for the operation, at a discount rate of 10 % per year, is estimated at some US$26 million. At a discount rate of 15 % per year, the net present value is reduced to US$23 million.

     . The LOM projections, which are utilized in the Micon estimates of cash flow, include expenditure of some Aus$11.79 million (US$6.37 million) for exploration and evaluation. No potential resulting revenues are included in the base case estimates of cash flow. The value of the currently reported mineral reserves for PGM would be more appropriately estimated with the exclusion of the exploration and evaluation expenditures. In this scenario, the operation would be expected to increase to a total undiscounted net cash flow of some US$41 million, with a net present value, at a discount rate of 10 % per year, of some US$31 million and at a discount rate of 15 % per year, a net present value reduced to approximately US$28 million.

          However, Micon believes that a reasonable degree of probability exists that the exploration potential currently being investigated will ultimately become reserves. Accordingly, Micon fully supports the on-going future exploration expenditure.

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mineral industry consultants

                                  TABLE 4.16-5
                      PEAK GOLD MINE - BASE CASE CASH FLOW

A$ Exchange rate                   US$          0.54

YEAR                                                                          2003            2004              2005
---------------------------                                                ----------      ----------        ----------

PRODUCTION                                             RESERVES
ORE MINED
New Cobar Open-Pit Ore             t                         454,649          454,649
New Cobar Total Mined              t                       2,163,305        2,163,305
New Cobar Stockpile Ore            t                         197,296
New Occidental Waste Dev.          m                           6,460            3,101           2,400               959
New Occidental Ore                 t                       1,868,189          398,046         412,425           454,396
Perseverance Waste Dev.            m                           3,182            2,406             776
Perseverance Ore                   t                         403,223           75,021         135,343           102,635
Total Ore Mined                    t                       2,726,061          927,716         547,768           557,031

ORE MILLED
From Open-Pit and Stockpile        t                         651,945          156,933          82,232            72,969
From Underground                   t                       2,271,412          473,067         547,768           557,031
Total Ore Milled                   t                       2,923,357          630,000         630,000           630,000
Ore Grade
Au                                 g/t                                           6.50            7.31              6.58
Ag                                 g/t                                           5.47            7.15              5.99
Cu Oxide                           %                                             0.04            0.01              0.01
Cu Sulphide                        %                                             0.28            0.29              0.29
Metal Content
Au                                 oz                                         131,569         148,096           133,314
Ag                                 oz                                         110,846         144,792           121,368
Cu                                 lb                                       4,501,334       4,140,846         4,170,271

RECOVERY
Au Total Recovery                  %                                             90.3            90.2              89.5
Au Produced in Bullion             oz                                         113,473         127,878           112,081
Au Produced in Conc.               oz                                           5,384           5,725             7,197
Total Au Produced                  oz                                         118,857         133,602           119,278
Ag Recovery                        %                                             35.4            39.5              16.1
Ag Produced in Bullion             oz                                          39,249          57,122            19,539
Cu Recovery                        %                                             37.3            37.8              48.3
Cu Produced in Conc.               lb                                       1,677,920       1,565,173         2,013,902
Cu Conc. Grade                     %                                            21.00           21.00             20.00
Cu Conc. Produced Dry              t        Moisture                            3,624           3,381             4,567
Cu Conc. Produced Wet              t            12.0%                           4,119           3,842             5,190

REVENUE
Payable Metal                               Payable                           113,359         127,750           111,969
Au in Bullion                      oz           99.9%                          38,464          55,979            19,148
Ag in Bullion                      oz           98.0%                           5,169           5,524             6,945
Au in Conc.                        oz           96.5%                       1,594,024       1,486,914         1,913,207
Cu in Conc.                        lb           95.0%

METAL PRICES                               Escalator
Cu                                 US$/lb     100.00%                            0.70            0.80              0.80
Au                                 US$/oz     100.00%                          320.00          320.00            320.00
Ag                                 US$/oz     100.00%                            4.50            5.00              5.00

GROSS REVENUE
Au                                 US$                                     37,937,550      42,647,719        38,052,519
Ag                                 US$                                        173,087         279,897            95,739
Cu                                 US$                                      1,115,817       1,189,531         1,530,568
Total Gross Revenue                US$                                     39,226,454      44,117,147        39,678,824

TREATMENT/REFINING CHARGES
Conc. Smelting                     US$         86.00  US$/dmt                 311,688         290,745           392,805
Conc. Cu Refining                  US$          0.89  US$/lb payable          143,462         133,822           172,189
Conc. Au Refining                  US$          6.50  US$/oz payable           33,772          35,907            45,143
Bullion Au Refining                US$          1.12  US$/oz payable          126,962         143,080           125,405
Total Charges                      US$                                        615,884         603,554           735,542

NET REVENUE                        US$                                     38,610,569      43,515,593        38,943,282

YEAR                                  2006            2007           TOTAL
---------------------------        ----------      ----------     -----------
PRODUCTION
ORE MINED
New Cobar Open-Pit Ore                                                454,649
New Cobar Total Mined                                               2,163,305
New Cobar Stockpile Ore
New Occidental Waste Dev.                                               6,460
New Occidental Ore                    434,679         168,643
Perseverance Waste Dev.                                                 3,182
Perseverance Ore                       62,795          27,429
Total Ore Mined                       497,474         196,072       2,726,061

ORE MILLED
From Open-Pit and Stockpile           132,526         212,412         657,072
From Underground                      497,474         196,072       2,271,412
Total Ore Milled                      630,000         408,484       2,928,484
Ore Grade
Au                                       6.31            5.84            6.53
Ag                                       5.30            4.31            5.74
Cu Oxide                                 0.16            0.04            0.05
Cu Sulphide                              0.21            0.13            0.25
Metal Content
Au                                    127,757          74,129         614,866
Ag                                    107,265          56,549         540,820
Cu                                  5,205,373       1,472,660      19,490,483

RECOVERY
Au Total Recovery                        88.5            90.4            89.8
Au Produced in Bullion                 94,174          67,021         514,626
Au Produced in Conc.                   18,928               0          37,233
Total Au Produced                     113,101          67,021         551,860
Ag Recovery                              17.1            21.0            27.0
Ag Produced in Bullion                 18,396          11,902         146,207
Cu Recovery                              54.2             0.0            41.4
Cu Produced in Conc.                2,821,796               0       8,078,791
Cu Conc. Grade                          20.00            0.00           20.39
Cu Conc. Produced Dry                   6,400               0          17,972
Cu Conc, Produced Wet                   7,272               0          20,423

REVENUE
Payable Metal                          94,080          66,954         514,112
Au in Bullion                          18,028          11,664         143,283
Ag in Bullion                          18,265               0          35,930
Au in Conc.                         2,680,707               0       7,674,852
Cu in Conc.

METAL PRICES
Cu                                       0.80            0.80
Au                                     320.00          320.00
Ag                                       5.00            5.00

GROSS REVENUE
Au                                 35,950,342      21,425,229     176,013,359
Ag                                     90,140          58,321         697,184
Cu                                  2,144,565               0       5,980,479
Total Gross Revenue                38,185,047      21,483,550     182,691,022

TREATMENT/REFINING CHARGES
Conc. Smelting                        550,382               0       1,545,620
Conc. Cu Refining                     241,264               0         690,737
Conc. Au Refining                     118,724               0         233,545
Bullion Au Refining                   105,369          74,988         575,805
Total Charges                       1,015,739          74,988       3,045,707

NET REVENUE                        37,169,309      21,408,562     179,645,315

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mineral industry consultants

YEAR                                                                                            2003               2004
----------------------------------                                                           ----------         ----------
OPERATING COSTS
UNDERGROUND MINING
Ore Production Drill & Blast                  US$                  5.03  A$/t                 1,284,945          1,487,847
Ore and Waste Transport                       US$                  5.09  A$/t                 2,182,431          2,005,447
Crushing & Hoisting                           US$                  2.91  A$/t                   743,377            860,763
Development                                   US$              1,826.49  A$/m                 5,431,579          3,132,503
Fixed                                         US$                  12.3  A$ million           6,642,000          6,243,480
Total Underground Cost                        US$                                            16,284,333         13,730,040
Total Underground Unit Cost                   US$/t                                               34.42              25.07
Transferred to Capital                        US$                                            (5,431,579)        (3,132,503)
Net Underground Cost                          US$                                            10,852,753         10,597,537
Net Underground Unit Cost                     US$/t mined                                         22.94              19.35

OPEN-PIT MINING
Fixed                                         US$               918,532  A$                     496,007                  0
Variable                                      US$                  2.85  A$/t material        3,329,326                  0
Haulage                                       US$                   2.4  A$/t ore               203,385            106,573
Total Open-Pit Cost                           US$                                             4,028,719            106,573

Total Net MiningCost                          US$                                            14,881,472         10,704,109
Total Net Mining Unit Cost                    US$/t mined                                         16.04              19.54
Total Net Mining Unit Cost                    US$/t milled                                        23.62              16.99

MILLING COST
Fixed                                         US$                  3.57  A$ million           1,927,800          1,927,800
Variable                                      US$                 13.21  A$/t milled          4,494,042          4,494,042
Total Milling Cost                            US$                                             6,421,842          6,421,842
Total Milling Unit Cost                       US$/t milled                                        10.19              10.19

Administration Cost                           A$                                              9,086,548          8,641,214
Administration Cost                           US$                                             4,906,736          4,666,256

Total Site Cash Cost                          US$                                            26,210,050         21,792,207
Total Site Cash Unit Cost                     US$/t milled                                        41.60              34.59

SELLING COST
Cu Conc                                       US$                 70.46  US$/wrnt               290,190            270,691
Bullion                                       US$                  0.95  A$/oz sold              58,153             65,536
Total Selling Cost                            US$                                               348,343            336,226

Royalty                                                            3.00% % gross revenue      1,171,601          1,315,118

Total Operating Cost                          US$                                            27,729,995         23,443,551
Total Operating Unit Cost                     US$/t milled                                        44.02              37.21
Net Operating Cost (Incl. Smelting            US$/oz Au                                          228.22             169.41
 and Refining Charges)

PGM Projected Savings                         A$                                             (2,761,608)        (7,104,403)
Savings Added to Cash Flow                    US$                  0.00%                              0                  0

OPERATING CASH FLOW                                                                          10,880,575         20,070,042

CAPITAL COST
Capital Cost                                  A$                                              4,081,836          1,511,381
Exploration & Evaluation                      A$                                                3700000            3550000
Capitalised Development                       US$                                             5,431,579          3,132,503
Closure Cost                                  A$
Capital Cost                                  US$                                             9,633,771          5,865,649

CASH FLOW AFTER CAPITAL                       US$                                             1,246,804         14,204,393

TAXATION
Depn & Amort (ex PGM LOM)                     A$                                             15,169,777         14,635,538
Depn & Amort (ex PGM LOM)                     US$                                             8,191,679          7,903,190
Taxable Income                                US$                                             2,688,895         12,166,852
Taxable Income+Carried loss                   US$                                             2,688,895         12,166,852
Tax                                           US$                  30.0%                        806,669          3,650,056

CASH FLOW AFTER CAPITAL
 AND TAX                                      US$                                               440,135         10,554,338

YEAR                                          2005         2006         2007          TOTAL
----------------------------------        ----------   ----------    ----------    -----------
OPERATING COSTS
UNDERGROUND MINING
Ore Production Drill & Blast               1,513,008    1,351,239       532,571      6,169,609
Ore and Waste Transport                    1,669,298    1,351,239       532,571      7,740,985
Crushing & Hoisting                          875,319      781,731       308,108      3,569,297
Development                                  945,866            0             0      9,509,949
Fixed                                      6,243,480    6,243,480     4,516,560     29,889,000
Total Underground Cost                    11,246,970    9,727,688     5,889,809     56,878,840
Total Underground Unit Cost                    20.19        19.55         30.04          25.04
Transferred to Capital                      (945,866)           0             0     (9,509,949)
Net Underground Cost                      10,301,104    9,727,688     5,889,809     47,368,891
Net Underground Unit Cost                      18.49        19.55         30.04          20.85

OPEN-PIT MINING
Fixed                                              0            0             0        496,007
Variable                                           0            0             0      3,329,326
Haulage                                       94,568      171,754       275,286        851,565
Total Open-Pit Cost                           94,568      171,754       275,286      4,676,899

Total Net Mining Cost                     10,395,672    9,899,442     6,165,095     52,045,790
Total Net Mining Unit Cost                     18.66        19.90         31.44          19.09
Total Net Mining Unit Cost                     16.50        15.71         15.09          17.77

MILLING COST
Fixed                                      1,927,800    1,927,800     1,249,214      8,960,414
Variable                                   4,494,042    4,494,042     2,913,880     20,890,048
Total Milling Cost                         6,421,842    6,421,842     4,163,094     29,850,462
Total Milling Unit Cost                        10.19        10.19         10.19          10.19

Administration Cost                        8,274,202    8,274,202     4,578,167     38,854,335
Administration Cost                        4,468,069    4,468,069     2,472,210     20,981,341

Total Site Cash Cost                      21,285,583   20,789,353    12,800,399    102,877,593
Total Site Cash Unit Cost                      3,379        33.00         31.34          35.13

SELLING COST
Cu Conc                                      365,711      512,420             0      1,439,012
Bullion                                       57,440       48,263        34,347        263,739
Total Selling Cost                           423,152      560,683        34,347      1,702,751

Royalty                                    1,187,493    1,142,847       642,757      5,459,815

Total Operating Cost                      22,896,227   22,492,883    13,477,504    110,040,159
Total Operating Unit Cost                      36.34        35.70         32.99          37.58
Net Operating Cost (Incl. Smelting            185.05       189.36        201.54         193.45
 and Refining Charges)

PGM Projected Savings                     (8,193,869)  (8,193,869)   (4,492,474)   (30,746,223)
Savings Added to Cash Flow                         0            0             0              0

OPERATING CASH FLOW                       16,047,055   14,676,425     7,931,058     69,605,156

CAPITAL COST
Capital Cost                                 106,873      132,000             0      5,832,090
Exploration & Evaluation                     2540000      2000000             0     11,790,000
Capitalised Development                      945,866            0             0      9,509,949
Closure Cost                                                          8,865,085      8,865,085
Capital Cost                               2,375,178    1,151,280     4,787,146     23,813,024

CASH FLOW AFTER CAPITAL                   13,671,877   13,525,145     3,143,912     45,792,132

TAXATION
Depn & Amort (ex PGM LOM)                 14,297,835   11,949,633     5,490,974     61,543,756
Depn & Amort (ex PGM LOM)                  7,720,831    6,452,802     2,965,126     33,233,628
Taxable Income                             8,326,224    8,223,623     4,965,932     36,371,527
Taxable Income+Carried loss                8,326,224    8,223,623     4,965,932
Tax                                        2,497,867    2,467,087     1,489,780     10,911,458

CASH FLOW AFTER CAPITAL
 AND TAX                                  11,174,010   11,058,058     1,654,133     34,880,674

                                        INCL. EXPLOR.       EXCL. EXPLOR.        (10%) PRICE     +10% PRICE
                                        -------------       -------------        -----------     ----------
NPV           Disc Rate         0          34,880,674          41,247,274         22,474,489     47,286,858
              Disc Rate       0.1          26,097,804          31,266,623         16,471,102     35,696,821
              Disc Rate        15          22,855,292          27,561,553         14,255,956     31,416,634
              Disc Rate       0.2          20,160.163          24,470,996         12,417,121     27,856,680

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With regard to projected savings, if 25 % of the PGM projected "TOP Savings"
were to materialize, the base case estimate of some US$35 million of undiscounted total net cash flow would increase to US$40 million. Should 50 % be realised, this figure would increase to US$46 million.

4.16.8.6       SENSITIVITY ANALYSES

Sensitivity analyses have been performed to test the impact on project economics of changes in the price of the metals produced. Net present values have been estimated for metal prices 10 % higher and lower than the base case prices.

The results of these analyses are summarized in Table 4.16.5. Detailed cash flow projections for the different scenarios are on file and available at WRM's offices in Vancouver.

                                  TABLE 4.16-6
                           SENSITIVITY TO METAL PRICE

---------------------------------------------------------------------
INPUT PARAMETER                               TOTAL NPV
                                            (US$ MILLION)
---------------------------------------------------------------------
Discount Rate, % per year            0              10             15
---------------------------------------------------------------------
Base Case Prices                  34.9            26.1           22.9
---------------------------------------------------------------------
Base Case Prices +10 %            47.3            35.7           31.4
---------------------------------------------------------------------
Base Case Prices -10 %            22.5            16.5           14.3
---------------------------------------------------------------------

4.16.8.7       PAYBACK

Payback in the case of PGM is not considered meaningful. Most of the capital for opening up the new underground zones has been expended and from year 2003 all capital expenditures are covered by cash flows from operations in each year.

4.16.8.8       MINE LIFE

In the base case projection, which utilizes the current mineral reserves available, the PGM operations cease in 2007. As discussed in Section 4.15, advanced exploration opportunities exist which, in Micon's opinion, have the potential to extend significantly the life of the operations.

4.17           INTERPRETATION AND CONCLUSIONS

Micon concurs with the procedures used by PGM for estimating the mineral resources and reserves at the Peak Mine.

The Mineral Resources and Ore Reserves at PGM have been appropriately estimated and categorized in accordance with JORC rules. The 2D kriged estimates are accurate global estimates and are acceptable as indicated or inferred resources as categorized. There is a high probability that the grade of each block is above the cutoff grade, as demonstrated by the

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conditional simulation, but there is likely enough local variability in grade that each individual block grade should not be used for mine scheduling purposes.

It is Micon's opinion that the Measured, Indicated and Inferred Mineral Resources presented above are individually the equivalent of the Measured, Indicated and Inferred Mineral Resource categories as presented in the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines adopted on August 20, 2000. Micon is also of the opinion that the Proved and Probable Ore Reserves prepared by PGM staff are the equivalent of Proven and Probable Mineral Reserves under the same CIM standards.

The published Measured and Indicated Mineral Resources as of December 31, 2001 total 0.70 million t grading 2.6 g/t Au as shown in Table 4.14-5 in Section 4.14.3.1, Mineral Resources. The Inferred Mineral Resource is 2.75 million t grading 5.0 g/t Au. The Proved and Probable Ore Reserves, total 3.25 million t grading 7.0 g/t Au as presented in Table 4.14-7 in Section 4.14.3.2, Mineral Reserves. For PGM, the published Identified Mineral Resources are in addition to mineralized material as reported in the Ore Reserves. Therefore, resources which have been converted to reserves are not also reported as Mineral Resources.

This reserve will support mining at a rate of 630,000 t/y for between four and five years. The existing mining and ore processing infrastructures are adequate to maintain the current rate of production over a projected mine life in excess of this period, should additional reserves be found.

The procedures adopted by PGM, for estimating future operating and capital costs, generally are considered by Micon to be appropriate. Some adjustments have been made by Micon in its estimates of future cash flow, included in
Section 4.16.7, Economic Analysis, principally related to the future cost savings projected by PGM, which Micon considers to be somewhat optimistic.

Over its projected life of about five years, the operation is expected to generate a total undiscounted net cash flow of some US$35 million. The advanced exploration prospects, in the close vicinity of the current infrastructure, render significant potential to extend the mine life and increase total net cash flow, as discussed above in Economic Evaluation.

4.18           RECOMMENDATIONS

All of the mineral resource and mineral reserve estimation reports, external reviews and audits have made recommendations for further work and testing. PGM has, in the past, consistently addressed these recommendations through implementation or demonstration of their inappropriateness. The most recent reports recommend further work. However, they are too numerous and detailed to list here and do not have a material affect on the valuation. Micon recommends that PGM continue with this process of continual improvement of its resource estimate.

As discussed in Section 4.15, above, the area immediately around the five deposits discussed in detail in this report contain a significant number of high priority targets for exploration. Micon

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has reviewed PGM's proposed exploration program for these areas. It is based on a thorough understanding of the controls on mineralization in the Cobar gold field and the nature of the deposits as a result of years of mining and exploration experience. Micon concurs with the proposed program and strongly recommends that it be completed. It appears to have good opportunities for success.

It is understood that during the preparation of the next estimation of mineral reserves for PGM, all of the elements, which are included in the computation of cutoff grades will be reviewed and revised as appropriate. Changes to mine design and actual experience to date in the production operations, will need to be incorporated into the estimates of operating cost. It is recommended that this process be expanded to cover different rates of production at a range of average mill feed grades.

It was reported by PGM that, during the preparation of the feasibility study for New Occidental, the consultant retained to advise on the most economic backfilling option, proposed an uncemented waste rock fill system. Experience with dilution arising from this waste rock backfill, and the effective increased cost per ounce produced from treating lower grade ore, suggests that another backfill system, involving some combination of rock, sand and cement, may have been more economic. Such systems have been used in the past at the Peak Mine and components exist on surface. Given the limited extent of the current resources, it may be too late to change to an alternate system; however, it is suggested that an economic analysis of alternatives, with cognisance of potential extended mine life, would be worthwhile.

In areas of thick ore, stope hole blasting will require fan drilling from the drilling drives to reach the stope boundaries where the ore is thicker than the width of the drilling drive. It is possible that this angled fan drilling may produce additional stope wall damage. It is suggested that consideration be given to silling out the drilling drives to the orebody width, thereby permitting parallel stope blast holes to be drilled which should reduce wall damage.

It is understood that during the preparation of the next estimation of mineral reserves for PGM all of the elements, which are included in the computation of cutoff grades will be reviewed and revised as appropriate. Mine design changes and actual experience to date in the production operations will need to be incorporated into the estimates of operating cost. It is recommended that this process be expanded to cover different rates of production at a range of average mill feed grades.

4.19           REFERENCES

Abbott, J.F., Almaas, J., How, I. And Rickus, J.E., 1996. Peak Review, Visit Note - November 1996, RTZ-CRA Technical Services Australia Report No. 1045. PGM Report No. PGM1372

Andrews, E.C., 1913. Report on the Cobar Copper and Gold Field, Part]. Mineral Resources No.17, Sydney, New South Wales Dept. of Mines, 207p.

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AUSIMM, 1999: Australasian Code for Reporting of Mineral Resources and Ore
Reserves (The JORC Code). Report of the Joint Committee of the Australasian Institute of Mining and Metallurgy, Australasian Institute of Geoscientists, and Minerals Council of Australia (JORC), September 1999.

Baldwin, J., 2000. New Occidental Database Audit, Rio Tinto Technical Services Report No. AR1324. PGM Report No. PGM1355.

Baldwin, J. 2001. Perseverance Deposit Independent Database Audit, Rio Tinto Technical Services Report.

Bell I., et al, 2000. New Occidental Feasibility Study, Peak Gold Mines Pty Ltd, Peak Gold Mines Pty Ltd Internal Report

Burns R., et al, 2001. Perseverance Zone A project Review, Report No. AR1468, Prepared for Peak Gold Mines Pty Ltd by RTTS.

Conolly, H., 1946. Cobar Exploration, Report to New Occidental Gold Mines NL. (unpub).

Dettbarn, K., 2001. Perseverance Deposits Geologic and Resource Summary as at 13th November 2001. PGM report No. 1686, Peak Gold Mines Pty Ltd Internal Report.

Dettbarn, K., 2001 Perseverance Deposits Geologic and Resource Summary as at 13th November 2001, PGM Report No. 1686, Peak Gold Mines Pty Ltd Internal Report.

Dettbarn, K., 2002. Peak Gold Mines Internal Memorandum. Subject: Exploration Results since last resource statement.

Dorian Welles Pty Ltd, 2001. New Cobar Open Pit Project Mining Operations Study, Consulting report by Dorian Welles Pty Ltd.

ERA, 1987: Structural Controls Of Base Metal And Gold Mineralisation In The Cobar Area, New South Wales, Australia. CRA Exploration internal report by Environmental Resources Analysis Ltd.

Gilligan, L.B. and Byrnes, S. G., 1995. Cobar 1:250 000 Metallogenic Map SH/55-14: Metallogenic Study and Mineral Deposit Data Sheets. 240 pp. Geological Survey of New South Wales, Sydney.

Glen, R.A., 1987a. Geology of the Wrightsville 1:100,000 sheet 8034. Geological Survey of New South Wales, Department of Mineral Resources.

Glen, R.A., 1987b. Copper and Gold Deposits in Deformed Turbidites at Cobar,
Australia: Their Structural Control and Hydrothermal Origin, Economic Geology, 82:124-140.

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Glen, R.A., 1990. Formation and Inversion of Transtensional Basins in the
Western Part of the Lachlan Fold Belt, with Emphasis on the Cobar Basin, Journal of Structural Geology, 12: 601-620.

Glen, RA., 1991. Inverted Transtensional Basin Setting for Gold and Basemetal, Deposits at Cobar, New South Wales, BMR Journal of Geology and Geophysics, 120:13-24

Glen, R.A., 1992. Thrust, Extensional and Strike-Slip Tectonics in an Evolving Palaeozoic Orogen - a Synthesis of the Lachlan Orogen of Southeast Australia, Tectonophysics, 214: 341-380.

Glen, R.A., Drummond. B.J., Goleby, B.R., Palmer, D. and Wake-Dyster, K.D., 1994. Structure of the Cobar Basin, New South Wales, based on seismic reflection profiling. Australian Journal of Earth Sciences, 41: 341-352.

Glen, R.A., 1995. Thrusts and Thrust-Associated Mineralisation in the Lachlan Orogen, Economic Geology, 90: 1402-1429.

Glen, R.A., Clare, A. and Spencer, R., 1996. Extrapolation Of The Cobar Basin Model To The Regional Scale: Devonian Basin Formation And Inversion In Western New South Wales. In: Cook, W.G., Ford, A.J.H., McDermott, J.J., Standish, P.N., Dilbert, C.L. & Stegman, T.M. (editors), The Cobar Mineral Field - A 1996 perspective. Australasian Institute of Mining and Metallurgy, Spectrum series, 3/96, pp 43-83.

Guibal, D., 1997. Geostatistical Audit at Peak Gold Mine (October 1997, Consultant Report NSW97/PEAK/583, GEOVAL). PGM Report PGM280

Guibal, D., 1998a, Estimation of New Occidental Sulphides (February 1998, Consultant Report to Peak Gold Mines, GEOVAL). PGM Report PGM1001

Guibal, D. and Bertoli, O., 1998b, Estimation of New Cobar Resources (April 1998, Consultant Report to Peak Gold Mines, GEOVAL). PGM Report No.PGM0560

Guibal, D., 1998c, Comparison Blast Hole and Drill hole Data for Stope 55CWLZI (October 1998, Consultant Report to Peak Gold Mines, GEOVAL).

Guibal, D., 2001. Perseverance Deposit Resource Estimation Review. PGM Report No. 1709

Guibal, D., 2001 SRK Consulting, Peak Gold Mines Pty Ltd - Perseverance Deposit Resource Estimation Review. April 2001. PGM Report No. 1861.

Hinman, M.C. and Scott, A.K., 1990. The Peak Gold Deposit, Cobar, In Geology Of The Mineral Deposits Of Australia And Papua New Guinea (Ed. F.E. Hughes), pp1343-1351 (The Australasian Institute of Mining and Metallurgy: Melbourne).

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Hinman, M.C., 1992. The structural and geochemical genesis of the Peak base and precious metal deposit, Cobar, New South Wales. Australia. Unpublished PhD thesis, James Cook University of North Queensland, Townsville.

Jiang, Z. and Secombe, P.K., 1995. Pb and Sr Isotope Characteristics of Mineralisation and Hostrocks and New Ages for Igneous Activity and Mineralisation Peak Mine, Cobar, NSW. Centre for Isotope Studies Report 1993-1994. p76-81.

Jiang, Z. and Secombe, P.K., Andrew, A.S. Todd, A.J. and Luo, Z., 1995a. Oxygen And Hydrogen Isotope Study At The Peak Mine, Cobar, NSW. Centre for Isotope Studies Report 1993-1994. pp 71-75.

Jiang, Z., Secombe, P.K., Andrew, A.S. and Todd, A.J., 1995b. Stable Isotope Signature Of The Chesney Cu-Au Vein Deposit, Cobar, NSW. Centre For Isotope Studies Report 1993-1994. pp 82-87.

Jaski, C., 2001. Peak Oxide Mineral Resources 2000, PGM Report No. PGM 1986, Peak Gold Mines Pty Ltd Internal Report.

Leah, P., 1998. New Cobar Project Measured Oxide Resource Report, Volume 1 of 3, Data Acquisition and Validation. Report No. PGM0389, Peak Gold Mines Pty Ltd Internal Report.

Leah, P., 1998. New Cobar Project Measured Oxide Resource Report, Volume 2 of 3, Modeling and Resource Estimation Report No. PGM0389, Peak Gold Mines Pty Ltd Internal Report.

Lawless, M. et al., July 2002. Peak Mine Mineral Resource & Ore Reserves as at 30 June 2002, PGM Report No. PGM1998, Peak Gold Mines Pty Ltd Internal Report.

Lawless, M. 2002. New Occidental Mineral Resource & Ore Reserves as at 30th June 2002. PGM Report No. PGM1991, Peak Gold Mines Pty Ltd Internal Report.

Mulholland, C.St.J, and Rayner, E.O., 1961. The Gold-Copper Deposits of Cobar, New South Wales: Central Section (Great Cobar to New Occidental), New South Wales Department of Mines Technical Report 6 for 1958, pp 28-48.

Peak Gold Mines Pty Ltd, 2002. Core Handling and Mark-up, Training and Accreditation Manual. Peak Gold Mines Pty Ltd Internal Training Manual.

Peak Gold Mines Pty Ltd, 2002. Core Sampling, Training and Accreditation Manual. Peak Gold Mines Pty Ltd Internal Training Manual.

Peak Gold Mines Pty Ltd et al., 1999. Confidential Information Memorandum, Sale of Peak Gold Mines Pty Ltd.

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Peak Gold Mines, 2001. Perseverance Zone A Project Study November 2001, Mining
Study. Peak Gold Mines Pty Ltd Internal Report

Perkins, C., Hinman, M.C., and Walshe, J.L. 1994. Timing Of Mineralisation and Deformation, Peak Au Mine, Cobar, New South Wales, Australian Journal of Earth Sciences. 41:509-522.

Phillips, K.G., 1987. Current Concepts and Ideas Concerning Genesis of "Cobar" Style Deposits - A Literature Review, MSc Thesis, James Cook University (unpub).

Ponitfex, I.R., 1993. Pontifex and Associates Mineralogical Report No.6461, Internal report to Peak Gold Mines Pty Ltd (unpub).

Ratcliff, S., 2001. Perseverance Metallurgical Characterisation. PGM Report No. 1787

Rayner, E.O, 1961. The Peak Area, Cobar Mineral Field, New South Wales, New South Wales Department of Mines, Technical Report 6 for 1958.

Ravenscroft, P., 1999. Peak Gold Mines Pty Ltd, Review of Resource Estimation Practices. Rio Tinto Technical Services Report No. 1235. PGM Report No. PGM1012.

Reynolds, I.M., 1999a. New Occidental deposit: Mineralogy and Ore Petrography Of a Second Suite of Complex Gold-Bismuth Ores. Rio Tinto Technology Development Limited internal report (R2864), PGM Report PGM1054

Reynolds, I.M., 1999b. New Occidental Deposit: Mineralogical Characterisation of Four Testwork Head Samples and Cyanide Leach Residues. Rio Tinto Technology Development Limited internal report (BR2899), PGM Report PGM1145.

Rickus, J.E., Almaas, J., Seaton, N. and Dimopoulos, J., 1997. Peak Gold Mine Visit Report, September 1997, Rio Tinto Technical Services Report No. 1109. PGM Report No. PGM390.

Rickus, J.E., Almaas, J., and Seaton, N., 1998. Peak Gold Mine Visit Report, January 1998. Rio Tinto Technical Services Report No. 1132. PGM Report No. PGM407

Roberts, C., 1998. Chesney Project Indicated Oxide Resource Report, PGM report 565, Peak Gold Mines Pty Ltd Internal Report

Roberts, C., 1999. Chesney Project Inferred Sulphide Resource Report, PGM report 566, Peak Gold Mines Pty Ltd Internal Report

Robertson, I.D.M., 1983. A Petrographic Study of Some Samples From Drill Holes PK9A and PK1O at The Peak Prospect - Cobar, NSW, Unpublished CRA Exploration Report No.12402.

Roden S., (2000): Peak Gold Mines/Analabs Laboratory Audit and SFA Data Review. PGM Report No.: PGM1434

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Sangster, D.F., 1979. Evidence of Exhalative Origin For Deposits of The Cobar
District, New South Wales, BMR J. Aust. Geol. Geophys., 4:15-24.

Sans, H.J., 2002. Peak Gold Mines, Audit of new Occidental Resource Estimate, Omega Geo-Consulting Pty Ltd., external consultants report.

Stegman, C.L., 1998. It's All a Matter of Competency - Exploring the Cobar Field, NSW. Australian Institute of Geoscientists, Bulletin 23, 75-82.

Stegman, C.L. and Pocock, J.A., 1996. The Cobar Gold Field - A Geological Perspective, in The Cobar Mineral Field - a 1996 Perspective (Ed Cook et al.) pp 229-264 (Australasian Institute of Mining and Metallurgy: Melbourne)

Stegman, C.L. 1999. Review of the Peak Mine Reserve Cut-Off Grade - April 1999, PGM Report No. 1023, Peak Gold Mines Pty Ltd Internal Report

Stegman, C., 2000. Peak Gold Mines Pty Ltd Resource/Reserve Statement 31/12/2000, Peak Gold Mines Pty Ltd Internal Report

Stegman, C. et al., 2001. Peak Gold Mines Pty Ltd Resource/Reserve Statement Commentary and Deposit Descriptions 31/12/2001, Peak Gold Mines Pty Ltd Internal Report.

Sullivan, C.J., 1947. The Geology of the Cobar Mineral Field and its Bearing on Prospecting. Dept. of Supply and Shipping, BMR. Geol. and Geophys. Report No.1947/74 (unpub).

Sweeney, M., 2000. New Occidental Support Correction. Rio Tinto Technical Services Report No. AR1325. PGM Report No. PGM1371.

Thompson, I.R., 1950. Reference not available

Thompson. I.R. 1969. Summary of Information on the Great Cobar Mine, Cobar Mines Proprietary Limited Internal Report (unpub.).

Whitcher I.G., 1986: Database Coordination and Review Of Past Exploration of the Cobar Mineral Field. CRA Exploration Report No. 14189 (unpub.).

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                          5.0 MINERA ALUMBRERA LIMITED

Sections 5.1 to 5.6 have been compiled from documentation provided by MAA and RTP. The principle sources of information include:

     .    Project Technical Briefing, January 1998.

     . Confidential Information Memorandum, Minera Alumbrera Ltd., Cutfield, Freeman and Co. Ltd., February 19, 2001.

     .    Project Technical Briefing, Updated December 2001.

     . Geology, Mineralization and Genesis of the Bajo de la Alumbrera Deposit, Catamarca Province, Argentina: John M. Guilbert, Arizona Geological Society, Digest 20 Porphyry Copper Deposits of the American Cordillera, edited by F.W. Pierce and J.G. Bolm 656p., 43 papers, hardbound, 1995.

Descriptions of sampling, resource estimation and other procedures have been taken from other MAA reports and memos enumerated in the References Section.

Other sections of this report have been compiled and quote from the MAA May 2002 Life-of-Mine (LOM) Plan.

5.1            PROPERTY DESCRIPTION AND LOCATION

5.1.1          INTRODUCTION

The Bajo de la Alumbrera Project (Alumbrera) consists of five separate facilities spanning three Argentine Provinces:

     . The open pit mine, processing facilities and central administration offices at Alumbrera, Catamarca.

     . A 316-km concentrate slurry pipeline through Catamarca and Tucuman Provinces.

     . A 202-km, 220-kV power line from the project's substation at El Bracho, Tucuman.

     . The filter plant and rail loading facilities at Cruz del Norte, Tucuman.

     . The port, handling facilities and train maintenance facilities at San Martin near Rosario, Santa Fe.

Support offices are located in Tucuman, Catamarca City, Rosario and Buenos
Aires.

The Alumbrera project is Argentina's first world-scale mining enterprise and is operated by Minera Alumbrera Ltd. (MAA) from the company's administrative centre at the mine site in

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Catamarca. The open-pit is located on a 600 ha Mining Lease, or "Contract Area", at Alumbrera, near Belen in northwestern Argentina, Figure 5.1-1. It is not known whether the Contract Area has been surveyed in and monuments erected. Immediate mine infrastructure and other mine facilities cover an additional permitted surface area of 5,200 ha. The mine is located in a valley west of the easternmost range of the Andes at an altitude of 2,600 m above sea level.

                                  FIGURE 5.1-1
                        LOCATION MAP BAJO DE LA ALUMBRERA

[GRAPHIC APPEARS HERE]

[GRAPHIC APPEARS HERE]

Alumbrera is a classic porphyry copper-gold deposit where mineralization is associated with hydrothermal alteration zones in andesitic volcanics and dacite plutons. The Mining Lease encompasses all mineralized areas of the deposit. The project was developed during 1995 to 1997 with Project Capital expenditures totalling approximately US$1.2 billion. Mining activities will continue until 2010 based upon established (proven and probable) reserves and inferred resources, with processing of stockpiles continuing until 2012.

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5.1.2          OWNERSHIP

All mining prospects in the Farallon Negro district, the region including Alumbrera, are enclosed by a 344 km/2/ national mineral reserve and are owned and administrated by YMAD, a quasi-government mining company. YMAD was created in 1958 to exploit the mineral resources within its land concession. YMAD is managed by a board of five directors, three designated by the government of Catamarca Province and two by Tucuman University. The President of YMAD is appointed by the Federal Government of Argentina. YMAD also operates an underground manganese-gold-silver mine (Cordilleran vein-type deposit) at Farallon Negro, 7 km northwest of Alumbrera.

The 20-year Mining Lease that encloses the Alumbrera deposit was granted to MAA by agreement in April, 1994. The relationship, rights and obligations between YMAD and MAA are set out in an agreement between the parties (the UTE agreement). The agreement defines the working relationship between the parties including royalty obligations and requires that ownership of the facilities and infrastructure revert to YMAD after completion of operations.

The Alumbrera Project is owned and managed by MAA. MAA is owned 50 % by Mount Isa Pacific Pty. Ltd. and 50 % by Musto Explorations (Bermuda) Ltd. (MEB). Mount Isa Pacific Pty. Ltd. is wholly owned by M.I.M. Holdings Limited of Australia
(MIM). MEB is indirectly owned 50 % by Rio Tinto and 50 % by BHP-Billiton.

5.1.3          ROYALTIES

MAA is required to pay a 3 % Boca Mina royalty to the provincial government of Catamarca. The royalty is calculated on the value of mineral substances at the mine mouth (Boca Mina) after certain allowable deductions. There has been some dispute in the definition of the Boca Mina royalty due to developing and conflicting Federal and Provincial legislation. Allowable deductions include all processing and transportation costs but exclude mining costs and mine equipment depreciation. MAA commenced payments of the royalty in 1998; however, it included deductions for mine equipment depreciation. MAA has made a provision for the adverse impact that a reversal of the application of the depreciation deduction would make to the royalty (approximately US$1.5 million per annum). During the Micon site visit, MAA reported that its calculation of the Boca Mina Royalty in the LOM Plan cash flows is the equivalent of a 2 % charge against net revenue, i.e. revenue after deduction of offsite smelting and refining charges.

MAA is also obliged to pay a royalty to YMAD amounting to 20 % of net proceeds after capital recovery under the terms of the UTE agreement. To date, no payments have been due. However pursuant to an amendment to the UTE Agreement dated February 26 1997, MAA agreed to pay an advanced royalty of US$10 million. The balance of US$2.0 million will be paid in fiscal year 2003, ending June 30, 2003. MAA's 2002 LOM Plan does not project payment of the 20% Net Proceeds Royalty during the Life of Mine production. Micon's estimates of annual cash flows

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for the same period, with Base Case metal prices increased by 10%, indicate small payments commencing in 2010.

5.1.4          DEBT AND FINANCING

All project financing is non-recourse to owners. Project financing contains no financial cover ratios other than deposits into the Senior Debt Reserve Account. Senior Debt outstanding as of June, 2002 is US$358 million. Additional shareholder loans to the project, as of June, 2002, amount to US$268 million.

5.1.5          ALUMBRERA PROJECT FACILITIES

5.1.5.1        MINE

MAA operates a large-scale open pit located within the boundaries of the Alumbrera Mining Lease (see Figure 5.1-2). Standard truck and shovel mining techniques operations are employed, utilizing 42-m/3/ shovels and 220-t haul trucks to move both ore and waste. Mining is carried out on 17-m benches, which suit the size of the equipment necessary for the production rate.

The mining rate in fiscal year 2002 slightly exceeded 300,000 t/d for a total of approximately 112 million t of material mined, comprised of some 39 million t of ore and 73 million t of waste. The total material mined is planned to increase to an average of 355,000 t/d, or approximately 130 million t/y, for the fiscal years 2004 to 2007, after which time waste stripping reduces significantly.

MAA employs approximately 800 permanent staff and 400 contractors, of whom approximately 500 MAA employees and 200 contractors work in the mining department. Human resources and labour practices have been developed according to international best practice standards measured through productivity and efficiency. Approximately 40 expatriate staff are employed by MAA. This figure has been reduced from an expatriate workforce of around 90 when operations began. It is envisaged that this number will decrease further as Argentine staff continue to be provided with the skills and opportunities required to develop relevant industry expertise.

Argentina is a highly unionized country with industry-based unions and very prescriptive Labour Agreements. MAA worked closely with the representative Union and Argentine Labour Ministry to negotiate an initial, one-union bargaining agreement. This was renegotiated in the second year resulting in the introduction of an innovative and flexible, four-year Labour Agreement. The agreement will be renewed in 2003.

5.1.5.2        PROCESSING PLANT

Alumbrera processes ore through conventional crushing, grinding, sulphide flotation and gravity gold circuits. Originally designed for 80,000 t/d throughput, the mine produced 580,000 t copper concentrate (162,000 t contained copper) and 600,000 oz gold in fiscal year 2000. In 2001,

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[GRAPHIC APPEARS HERE]

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expansion projects were commissioned which increasing throughput to 100,000 t/d
(37 million t/y). With expansion of the concentrator, average annual production increased to 200,000 t of copper in concentrate and 700,000 oz of gold in concentrate and dore in fiscal 2002.

5.1.5.3        MINE SITE INFRASTRUCTURE

Mine site infrastructure includes offices, warehouse, laboratory, medical centre, permanent camp and workshops. The development of high quality mine site facilities has been a major focus of MAA in order to support the well being of employees while working a commute roster cycle. Site facilities include accommodation, catering, medical and indoor and open-air recreation facilities. There are two accommodation camps. The permanent camp (192 rooms) is located five km north of the central office and can accommodate 250 people in two shifts. Four additional three-story accommodation modules, consisting of 72 rooms per module, were under construction at the time of Micon's site visit in 2002.

A temporary construction camp is located 800 m east of the central office and retains 120 rooms for short-term contractors and temporary personnel.

5.1.5.4        MINE SITE UTILITIES

WATER

MAA obtains water from a bore field, Campo Arenal and this is supplied to the mine site through a 30-km long, 750-mm pipeline. The operation maintains a 1.7 million m[POWER OF 3] water reservoir.

POWER

A 202-km long 220-kV power line provides electrical power to the mine site from the project's substation at El Bracho, Tucuman. The power line, with 530 transmission towers, was constructed to provide access to the National Power grid.

5.1.5.5        CONCENTRATE PIPELINE

Concentrate slurry from the processing facilities is pumped a distance of 316 km to a filter plant at Cruz del Norte. The pipeline is 175 mm in diameter and has three pumping stations.

5.1.5.6        FILTER PLANT

Concentrates are processed through two parallel 2,000-m[POWER OF 3] agitated storage tanks and three 120- m[POWER OF 2] filter presses; which lower the water content from 37 % to less than 8 % moisture, prior to loading into railcars.

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5.1.5.7        RAILROAD

Concentrates from the filter plant are shipped 830 km by rail from Cruz del Norte, Tucuman, to Puerto Alumbrera. Approximately one fully-loaded train of 2,240 WMT of concentrate is scheduled to depart from the filter plant for the port each day. Each train departs with approximately 40 wagons holding approximately 56 t of concentrate in each. The current rail equipment, with some minor modifications, has the ability to operate longer trains and haul approximately 85 t per wagon.

MAA purchased four 3,000-HP, GM GP.40 locomotives and 182 wagons (55-t capacity). Wagons are equipped with fibreglass covers to completely seal the wagon during transportation of concentrate. While MAA owns the locomotives and rail wagons, NCA (the railway concession owner) is contracted to operate the railroad and provide the engineers and crew for the operation of the trains between Tucuman and Rosario.

Maintenance of all rolling stock is performed at the port, which has a building that can house the locomotive and wagons during this time. All maintenance work is carried out through a service contract.

5.1.5.8        PORT

The port is located in located in San Martin, Rosario in the Province of Santa Fe. Puerto Alumbrera is the furthest upstream facility on the Rio Parana capable of handling Panamax-size vessels. The port can handle cargoes up to 60,000 DWT, but the depth of dredging in the river limits the size of cargo to approximately 40,000 t. The port operation and maintenance facilities are contained within a 12-ha lease which includes a rail-switching yard with approximately 8,200 m of rail. These facilities are adjacent to an existing facility, Terminal 6 (grain terminal). The depth of the Rio Parana at the Terminal 6 berth is 11.89 m. Vessels are limited by the depth of the Mitre Channel at 9.75 m, about a third of the way down-river from Rosario.

Port facilities include a rail car unloading building and 50,000-t storage shed. Wagons are unloaded using a Cat 330L excavator, which transfers concentrate from each wagon to a conveyor system and into storage. Upon ship arrival, Cat 988F and 970F front-end loaders are used to transfer concentrate at 1,250 t/h from stockpile to the ship-loader feed conveyors. Concentrate passes through an automatic sampling and static batch weighing station for product control, prior to reaching a radial ship-loader that loads the vessel alongside the pier.

The port operation and maintenance functions are undertaken through annually renewed service contract.

5.1.5.9        ENVIRONMENTAL LIABILITIES

As discussed above, MAA operates under a UTE agreement with YMAD. The long-term environmental program and closure plans are development in consultation with YMAD and

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MAA is committed to carry out progressive rehabilitation using technologies designed to prevent ongoing liabilities after closure.

The main environmental document is the original Environmental Impact Report
(EIR), which was prepared to 1988 World Bank guidelines and was approved in 1997 as part of the project approval process. Under the terms of the UTE agreement, MAA is responsible for compliance with the commitments made in the EIR and the cost of reclamation and closure. Micon understands that there are no significant areas of non-compliance. Environmental considerations are discussed in more detail in Section 5.16.5.

5.2            ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND
               PHYSIOGRAPHY
Alumbrera is about 1,100 km northwest of Buenos Aires and six hours by paved and dirt roads from the airport at San Miguel de Tucuman. Located in Hualfin District, Belen Department, Catamarca Province, the deposit is 95 km northeast of the town of Belen and approximately 50 road-kilometres northwest of Andalgia. The project is served by air and all-weather roads. MAA has scheduled flights to and from Tucuman and the mine site, and bus transport to and from both Catamarca and Tucuman. On average, more than 2,000 people are transported by road and more than 1,200 people are transported by air, either to or from the mine site, every month. An internal bus service runs on a continual schedule, transporting personnel to and from job sites, accommodation and recreation facilities within the mine site.

Topographically, (prior to commencement of mining) the Alumbrera deposit was a bowl-shaped, ellipsoidal depression oriented northeast-southwest (1,900 m by 1,200 m), surrounded by ridges formed mostly by andesitic breccia of the Farallon Negro volcanics. The floor of the bowl, at an altitude of 2,625 to 2,675 m, covers an area of 2.5 km[POWER OF 2]. It is characterized by altered yellowish and reddish rocks that are the oxidized and weathered "surface rind" of hydrothermally altered and mineralized zones that were easily weathered in the recent geologic past, thereby forming the bowl. 'Bajo de la Alumbrera' translates to 'basin with alum' (low place, with magnesium sulphate), typical of altered copper deposits.

The deposit is located at latitude 27 DEG. S and the climate is arid to semi-arid with topography and vegetation similar to the Arizona-Sonora desert. Alumbrera Fis near the boundary between the Sierras Pampeanas and Puna physiographic provinces and the area is sparsely populated. Average mean temperature is 17 to 18 DEG. C and average minimum and maximum temperatures range between 8 to 10 DEG. C and 22 to 27 DEG. C. Temperatures of minus 10 DEG. C in winter and 40 DEG. C in summer can be reached. Average mean rainfall is 160 mm, occurring as rain predominantly during the months of December through March. Light snows can occur in July. Annual evaporation averages 1,585 mm.

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5.3            HISTORY

The Alumbrera area has been known for its veins of copper and gold, and alum deposits since at least the 19th Century. Small-scale mining activity took place at the end of the 19th century and during the early 20th century at the southern sector of the edges of the present 'Bajo' area.

The most important periods in the discovery and development of the current project can be summarized chronologically as follows:

     1938-45: Peirano maps mineralization associated with volcanism, arranging the works of Alto la Alumbrera in a regional geological map of the district, published by Tucuman National University (UNT).

     1948-49: Cecione (Professor of Geology, Tucuman University) continues study of the area and identifies the central dacite intrusive during regional geological mapping.

     1950: The Alto La Alumbrera veins are sampled by the government for copper and gold.

     1959: Quartino and Zardino indicate the location of silicification in the present 'Bajo' area.

     1961: Sister and La Iglesia cover the whole area with photo geology and publish the map on which 'Bajo de la Alumbrera' is mentioned for the first time.

     1963: A.M. Mazzetti & R.G. Sister conduct a mapping and geochemical survey defining a deposit of disseminated/scattered copper.

     1969: Romani (YMAD) carries out a thorough geological geochemical prospecting program and completes 4 short drill holes for a total depth of 226 m. Average grade of the samples was 0.38 % copper and 0.40 g/t gold.

     1971: R.H. Sillitoe, working for the United Nations, identifies the potassic alteration zone.

     1973-76: YMAD requests the national government carry out more detailed studies. The government, through the NOA MINERO (Argentine Northwest Mining) Plan of the National Service of Mining and Geology, carry out a geophysical study (induced polarization and magnetism) and commences a drilling program on 100-m spacing. Drilling completed over several years: 5,000 m in 1974 and 1975 and 1,000 m in 1976. Bassi and Rochefort (YMAD) carry out resource mapping and evaluation from available drill holes (published in 1980 by the national government).

     1978 Kaiser Engineers International Inc., in association with Latinoconsult S.A., produces a feasibility study for YMAD and the Direccion General de Investigacion y Desarrollo (DIGID) of the Argentine Ministry of Defence.

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     1975-82:  United Nations supervise the ongoing exploration program.
               Dr. John Guilbert, while under a United Nations services agreement, suggests deepening three existing holes to 600 m, thereby defining the mineralized flanks of the deposit and the barren core. Researchers under his supervision perform thorough geological mapping. YMAD and Fabricaciones Militares (military manufacturer) continue intermittent drilling to complete a total of 18,970 m and 71 drill holes for the period 1968-1981.

     1981 Seltrust Engineering Limited (SEL) carried out a feasibility study validation to provide an independent review of the project and to support the preparation of a prospectus for international circulation.

     1983-85 MS Thesis by A. Stults, University of Arizona, completed with United Nations-Fabricaciones Militares support.

     1985-88 YMAD investigates open pit mining and heap leaching of ore from the central gold-rich oxidized zone. An additional 1,283 m of drilling, averaging 50 m per hole, is completed. Feasibility studies prepared by Dr. Otto - Gold Consulting Engineers (1986) and IDEMSA (1988).

     1992-93 International Musto Explorations Limited initiates a feasibility study. Geological exploration activity included geotechnical investigations by Piteau Associates, a core relogging program and a diamond drilling program, including 24 holes, by Musto, mineralogical assessments by Lakefield Research and Cominco Exploration Services and a complete reinterpretation of the deposit geology by Musto. A geology and metal grade block model of the deposit was generated by MINTEC, Inc.

     1994 Minera Alumbrera Limited completed a 20-hole, 8,000-m DDH program in October 1994. Drilling was concentrated in the southern flank of the orebody, and within the area to be mined during the first five years of the open pit life.

     1995      MAA commences mining activities in the Bajo.

     1997 Project commissioning commences in August with the processing of the first ore from the mine.

     1999 Project achieves production and performance tests under terms of project financing in December, 1999.

5.3.1          RECENT OWNERSHIP HISTORY

MEB negotiated an interest in the project from YMAD in 1990, establishing MAA as the entity to exploit the deposit in 1993. MIM purchased a 50 % interest in MAA in 1994 and MEB, with its 50 % remaining interest in MAA, was subsequently acquired by Rio Algom Ltd. and North Ltd. in 1995. Rio Tinto acquired North in August, 2000. Billiton acquired Rio Algom in October, 2000. BHP and Billion merged during 2001.

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5.4            GEOLOGICAL SETTING

5.4.1          REGIONAL GEOLOGY

Alumbrera, along with a dozen or so nearby porphyry copper-gold targets, was emplaced in the late Miocene Farallon Negro - Capillitas volcanic flow and breccia complex, situated in the Sierra de Capillitas. This high-potassium calc-alkaline shoshonitic to banakitic volcanism is the easternmost expression of subduction related volcanism which appears to have developed in block-faulted areas on Palaeozoic crystalline basement along the Andean Cordillera in the late Miocene at 10.4 Ma. The Farallon Negro complex lies near the boundary of nearly flat and 30-DEG. E dipping segments of the subducting Nazca Plate, a discontinuity expressed by the east-west boundary between the Puna and Sierras Pampeanas provinces, by a 50-km right-lateral offset in the Andes crest and by the east-west trend of Neogene volcanoes of the Ojos de Salado chain west of Alumbrera and the Farallon Negro centre.

Alumbrera and its host stratovolcano lie between two northeast-trending lineaments, the Hualfin and Aconquija, which may have localized volcanism and mineralization in tension fractures between them. The volcanism was controlled by sinistral pull-apart tectonics along a major northwest-trending lineament. The Farallon Negro volcanic and intrusive complex was a stratovolcano formerly up to 6 km high and some 16 km in diameter, which evolved from more mafic pyroxene andesites to more hornblende- and biotite-bearing andesites and dacites. Volcanism was followed by the emplacement of the mineralization-related dacite porphyries. The location of the dacite porphyries coincides with the eruptive centres of the former andesite-dacite stratovolcano, whose roots they intruded.

Other localities with porphyry-type mineralization in the Farallon Negro area are Bajo el Durazno, Bajo de San Lucas, Las Pampitas, Agua Tapada, Mi Vida and Los Jejenes. In addition, the porphyry copper prospects of Cerro Atajo and Agua Rica are located nearby, and are related to the same Tertiary volcanic activity as the other prospects in the Alumbrera district.

5.4.2          DEPOSIT GEOLOGY

The Alumbrera alkalic dacite porphyries were intruded some 8 million years ago into the roots of the Farallon Negro volcano. The intrusion-generated, large-scale hydrothermal circulation resulted in alteration and mineralization of the porphyry itself and its volcanic host rocks. Subsequent erosion has exposed the upper part of the volcano and its porphyry system at a level that is favourable to mining. Rocks exposed at surface were originally at depths of approximately 2.8 km and at 0.6 to 0.8 kilobars lithostatic pressure. See Figure 5.4-1.

The Farallon Negro host rocks are about 90 % autobrecciated flows in a thick-bedded sequence of fragment-poor to fragment-crowded, weakly to strongly porphyritic potassic andesite. Lithic and non-porphyritic flow units comprise the other 10 %.

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The primary mineralized rocks of Alumbrera, consist of a series of porphyritic intrusions. A total of seven distinctive porphyritic intrusions have been recognised, which form stocks (earliest units) and dyke-like bodies (youngest units) that extend to the outer edge of the deposit with some of the dykes forming a radial pattern around the central stocks, (see Figure 5.4-1). The individual porphyry units can be distinguished by their phenocryst content, but primarily are classified by their cross cutting intrusive relationships. Geochemically the dacites are typical for subduction-related potassic igneous rocks (shoshonites) from mature continental arc settings. The most important intrusives are subdivided into P1 to P4 and are recognised as pre-, syn- or post-mineralization. See Figures 5.4-2 and 5.4-3.

Most of the P1 - Pre-Main Stage Porphyry rings the potassic core of the deposit. Its peripheral position having predestined it for later phyllic overprinting, reflected in obliteration of textures by silicification, sericitization, pyritization and then supergene oxidation. The P1 dacite porphyry is studded with plagioclase, and quartz phenocrysts while biotite is rare. The unit is largely pre-mineralization in age, possibly co-magmatic and it was a receptor of later alteration and mineralization, rather than a progenitor-carrier.

P2 and P3 - Main Stage Porphyries may represent the same unit, the former being almost totally replaced and recrystallized by silica-magnetite flooding and potassic alteration-mineralization and representing the highest-grade zone in the initial pit design. P2 porphyry consists of massive subparallel mosaic veinlets or dense fine to coarse stockworks of quartz with pyrite, chalcopyrite, magnetite and hematite with sparse shapeless inclusions of altered porphyry. These altered fragments display the distinctive biotite-phenocryst texture of P3. The Main Stage P3 quartz dacite porphyry is easily distinguished by distinctive plagioclase, quartz and pseudohexagonal biotite phenocrysts. The P3 porphyry occupies the central portion of the bajo and the deposit symmetry, Figure 5.4-2, and extends to the southwest and to depth, Figure 5.4-3. The Main Stage P3 unit appears to be the progenitor of the deposit.

The deposit is cut by late, barren P4 - Late Dacite Porphyry and by late northwest-trending faults, the most significant of which are Steve's Fault and Gypsum Fault.

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                                  FIGURE 5.4-1
                        BAJO DE LA ALUMBRERA GEOLOGY MAP

[GRAPHIC APPEARS HERE]

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                                  FIGURE 5.4-2
                            STAGE 1 PIT GEOLOGY MAP

[GRAPHIC APPEARS HERE]

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                                  FIGURE 5.4-3
                               CROSS SECTION 49 N

[GRAPHIC APPEARS HERE]

5.5            DEPOSIT TYPE AND ALTERATION

Bajo de la Alumbrera is a classic porphyry copper-gold deposit. Mineralization is associated with hydrothermal alteration zones in andesitic volcanics and dacite plutons. The deposit is reported to display the most typical "Lowell and Guilbert" zoning pattern of all porphyry copper-gold deposits world-wide. The hydrothermal alteration zones are arranged in a classic concentric pattern, with at least two distinctive events occurring.

The alteration pattern of the first event consists of a potassic core that is surrounded by propylitic alteration (chlorite-epidote). The most intense potassic alteration temporally overlaps with and is genetically related to two of the early mineralized porphyritic intrusions, P2 and P3. Within the potassic alteration zone, areas of intense silicification occur (quartz-magnetite alteration), the extreme form of potassic alteration. Younger porphyry intrusions show only weak to moderate potassic alteration, and a post-mineralization porphyry cuts both the potassic and propylitic alteration zones. As per the classic model for porphyry systems, a "barren core" occurs in the centre of the potassic alteration to show the classic inverted bowl form. The hydrothermal alteration in this barren core is weak to intense potassic (quartz-magnetite) alteration without any significant copper-gold mineralization. The barren core apexes at the 2,900 masl level, some 300 m below the topographic.

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Phyllic-argillic alteration (feldspar destruction) overprints all the porphyry types and potassic and propylitic alteration. It is most intense in a zone between the potassic core and the propylitic halo.

5.6            MINERALIZATION

The mineralogy of the primary (unweathered) ore consists of chalcopyrite (+/-bornite), native gold and pyrite. Gold occurs mainly in chalcopyrite. Gold values correlate closely with copper values in primary mineralization and ratios are very consistent through the deposit.

Ore grades correlate with lithology. The highest copper-gold grades are associated with intense potassic (quartz-magnetite) alteration of two of the earliest mineralized porphyritic intrusions, P2 and P3, and in adjacent biotized or potassium feldspar altered andesites. Younger porphyries are less mineralized or barren. The majority of the copper is primary and occurs as chalcopyrite in disseminated grains and in veinlets. Gold occurs in association with early pyrite-chalcopyrite-magnetite as free gold grains in the 10 to 50 microm range.

The occurrence of gold within chalcopyrite, together with magnetite and pyrite, suggests that the gold was transported by the same fluids as the other metals and that this fluid was oxidized. Near-surface oxidation and supergene enrichment appear limited at Alumbrera. Consequently, the economic-grade sulphide mineralization extends upward almost to surface.

The upper portion of the orebody has been subject to weathering and can be sub-divided into two distinct zones, an upper, thin, leached zone, and a lower sulphide enriched zone. The leached zone contains oxide and carbonate copper minerals, including soluble species. Gold values appear largely unaffected by leaching. The sulphide-enriched zone is complex and contains chalcocite, covellite, native copper and chalcopyrite in varying proportions. The intensity of chalcocite decreases with depth and is absent in fresh (primary) ore. Leaching and oxidation near the surface generally does not extend to deeper than 30 m. Rare and erratic deeper oxidation is attributed to enhanced permeability caused by local fracturing and faulting. The corresponding underlying zone of supergene enrichment is erratic in its development, occurring at depths to 150 m in some places and being barely recognizable at all in others.

5.7            EXPLORATION

The mining rights to Alumbrera held by MAA are limited to a 2,000 m by 3,000 m rectangle (600 ha in size) approximately centred on the open pit. This area, referred to as the contract area, is just slightly larger than the ultimate pit rim dimensions. (The ultimate push back actually exceeds this area in one location but no ore is to be mined there, see Figure 5.7-1 below.) No exploration is conducted by MAA outside of the contract area.

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                                  FIGURE 5.7-1
                    MAA CONTRACT AREA AND FINAL PIT OUTLINE

[GRAPHIC APPEARS HERE]

Known mineralization in the pit has been fully delineated to the northwest and southeast. However, to the northeast, towards the crusher, and to the southwest mineralization is cut off by faults parallel to the dominant faulting direction seen in Figures 5.4-1 and 5.4-2. It is possible

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that a small amount of mineralization remains to be discovered in these areas if it can be shown that they have been down-faulted.

Since 1999, exploration efforts have been limited. Recently a small geophysical survey consisting of a limited amount of Induced Polarization surveying was conducted to look for disseminated sulphides in these areas. Results were not available at the time of Micon's visit although it is anticipated that a certain amount of diamond drilling will be required in the future to test this potential.

Because of the very limited area of mineral rights involved in the project and the dominance of that area by the Alumbrera pit, it is not anticipated that any other exploration will occur. Any exploration by MAA outside of the contract area would require a new agreement with YMAD.

5.8            DRILLING

5.8.1          DRILLING CAMPAIGNS

The Alumbrera project has been worked by at least four different companies and with numerous drilling campaigns since YMAD commenced work in 1969. Both RC and diamond drilling has been performed. The database is composed dominantly of diamond core data, however. The drilling campaigns are summarized in Table 5.8-1, below.

                                   TABLE 5.8-1
                       ALUMBRERA PROJECT DRILLING SUMMARY

                                                        NUMBER        ASSAYED
               CAMPAIGN                  TYPE          OF HOLES        METRES
     ------------------------------------------------------------------------
     YMAD                                 DDH              71          18,970
     IDEMSA*                              DDH              28           1,295
     Musto                                DDH              20           7,311
     MAA - 1995                           DDH              35          11,967
     MAA - 1998-1999                      DDH              17          11,146
     Total DDH (without IDEMSA)                           143          49,394
     MAA - 2002*                          DDH              14          ~3,600

     MAA - 1995                           RC               17           1,126
     MAA - 1997-1998                      RC              110          11,613
     MAA Metallurgical -1998-1999         RC                5             962
     Total RC                                             127          13,701
     Grand Total for ALUF Model **                        270          63,095

     * 2002 drilling not available for June 30, 2002 Ore Reserves. Used as basis for the new ALUG model.
     **   Total for ALUF model does not include 2002 diamond drilling

The MAA diamond drill programs were completed using both NQ- and HQ-sized core (47.6 mm and 63.5 mm core diameter, respectively). The drilled lengths of each size of core used by MAA are set out by drill campaign in Table 5.8-2, below. Drill core sizes for the earlier programs are not known with certainty as no records exist. Verbal communication with ex-Musto geologists

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indicates that standard HQ and NQ core sizes were used. MAA's RC holes were drilled with a 9 inch diameter bit.

                                   TABLE 5.8-2
                    MAA DRILL CORE SIZE USED, SUMMARY TO 1998

               CAMPAIGN              LENGTH HQ          LENGTH NQ
                                        (M)                (M)
               --------------------------------------------------
               MAA - 1995                3,500              8,467
               MAA - 1998                5,100              6,046

The 270 holes listed above are drilled on a nominal 50 m by 50 m pattern over the entire deposit. However, due to shorter lengths of some holes, this density decreases somewhat at the deepest pit elevations. All holes were drilled on sections oriented N75DEG./N255DEG., with dips varying between vertical and minus 60 DEG. This orientation was chosen so as to best outline faults in the dominant fault strike direction, many of which have material post-mineralization movement or control the intrusion of the host porphyry and mineralizing fluids.

Since the 1998/99 Resource Definition Drilling Program, it has become apparent that a few more holes would be necessary in order to increase data density at the deeper elevations of the pit. This was required in order to improve geological controls on the model and to upgrade some of the indicated resources to the measured category based on the ALUF model and kriging variances seen during grade interpolation. It was decided that 14 additional holes, a combination of 200-m long HQ and 400-m long NQ holes, would be drilled to fill in areas of low confidence. These have recently been completed but were not included in the June, 2002 ore reserve estimate. They form the basis of the new ALUG geological model, which will be used for the June 30, 2003 ore reserves and the grade control model after September, 2002. As described in later sections below, the ALUG model is new, has not yet been used for mineral resource estimation and has not been presented to the MAA joint venture partners. It was therefore not available for review by Micon. There is no known requirement for further drilling of the existing resource. A minor amount of exploration drilling is still required near the edges of the pit as discussed in Section 5.7 above.

Core recovery was generally very good except in the Rubble Zone geotechnical domain, where the core is badly broken up. The Rubble Zone is best illustrated in the photographs in Figure 5.14-6 below where a grindability model for the deposit is discussed.

5.8.2     DRILL HOLE LOGGING

5.8.2.1   GEOLOGICAL CORE LOGGING AND INTERPRETATION

Drill core was logged in order to collect sufficiently detailed data to allow immediate definition of the mineral resources and, also, to collect data that would be useful in guiding any future geological studies of the Alumbrera orebody. In addition to descriptive records, photographic records of all core were kept.

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The drill core was logged at the core logging and storage facility at the
Alumbrera mine, a metal roofed, open-sided structure protected by a weather-proof semi-transparent fabric hanging from the sides of the building. All logging was completed in digital format, with data entry directly onto Hewlett Packard HP 360LX palmtop computers. Logging was completed on either sawn or un-sawn core, depending on the logging and sampling priorities at the time.

Log descriptions were made on 3-m lengths of core corresponding to the sampled intervals using a set of standard codes to describe the lithological, textural and mineralogical characteristics. Within each 3-m length, the location of specific geological features such as veins, faults or intrusive contacts was noted.

Since a large number of geologists have worked at Alumbrera during the Musto, MIM and MAA exploration programs, there has been an evolution of geological models as more data have become available. As a consequence, a wide variety of geological interpretation is represented in the written drill logs.

As part of the 1998/99 exploration program conducted in preparation for the new ALUF geological model (described below), a significant effort has been placed on a program of careful reinterpretation of the drill hole database. This effort paid particular care to ensuring that lithology and alteration were well defined and that lithologic continuity between drill holes of differing campaigns was maintained, if such continuity existed.

Magnetic susceptibility measurements were also taken on all sampled intervals of core. Measurements were taken every metre using a hand-held Geoinstruments susceptibility meter. Measurements were taken by holding the core in the operator's hand, away from any potential magnetic interference.

5.8.2.2        STRUCTURAL AND GEOTECHNICAL CORE LOGGING

In addition to the geological core logging, structural observations and geotechnical features of the rock mass were also recorded. Structural information was initially collected using oriented drill core in order to determine the exact orientation of the main faults, veins and joint sets. However, the use of oriented drill core was abandoned after three holes due to repeated poor results. Geotechnical information collection concentrated on the description of general rock mass characteristics rather than the carefully defined structural data.

5.8.2.3        RC DRILL HOLE LOGGING

All RC holes are geologically logged. When sampled for assay a small subsample of chips from each 3-m sample run was retained in small plastic "chip boxes" designed for the purpose and logged for rock and alteration type using similar criteria as for core logging.

5.8.2.4        BLAST HOLE LOGGING

During sampling of each blast hole, described below, drill hole cuttings are sampled and bagged by the sampling crew for later geological description by a geologist. Blast hole data are used for

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the grade control block model but are not used to estimate in situ reserves. The grade control model is used to estimate grade for the stockpile reserves.

5.9            SAMPLING METHOD AND APPROACH

5.9.1          DRILL CORE

During logging, the MAA geologist selects the portions of each hole to be sampled based primarily on mineralization. Using visual inspection, the location of the 0.15 % copper boundary would be estimated and sampling would commence approximately 50 m before this estimated position. This procedure was deemed to be a reasonable compromise between minimizing analysis costs for the unnecessary assaying of essentially barren core and providing enough information upon which to estimate the low-grade halo around the deposit.

Samples were selected on 3-m intervals regardless of lithologic contacts and geological variation in the core. Once selected, the core to be sampled was sawn in half with a diamond saw and one half of the core retained for future reference. All sampling and core storage took place at the core logging facility.

5.9.2          RC SAMPLES

RC samples were collected in the field, at the drill rig, over 3-m intervals. 20 kg samples are collected after being split in the ratio 3:1. The samples were collected with a MetalCraft sampler employing an automated splitter. MetalCraft samplers use either conventional riffle splitters or a newly designed cone splitter, developed in conjunction with sampling expert Francis Pitard. Micon is familiar with Pitard's reputation and work and feels that either device is likely an acceptable sample reduction tool.

The smaller sample was sent for analysis and the larger fraction retained on site for the duration of the drill program in order to provide additional samples for check analyses or for bench-scale flotation testwork. The larger fraction was discarded after the completion of each program.

5.9.3          BLAST HOLE SAMPLING

MAA samples all blast holes in the open pit except when the geological supervisor considers it unnecessary (because of duplicate holes or close-spacing, for example).

One sample per hole is collected from the cone of cuttings surrounding the collar. Sampling is performed by cutting two opposing channels into the cone and through its full depth to the bench floor. A sample of approximately 15 to 20 kg is collected from one wall of each of the two channels. Samples are split in a Gilson splitter to 1/4 of their original size (5 kg) and sent to the mine laboratory. For one in every five samples collected from the Phase 4 South and Phase 3 areas of the Alumbrera pit, a second sample split is collected from the Gilson splitter and sent to ALS Chemex in Mendoza for check analysis.

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5.10           SAMPLE PREPARATION, ANALYSES AND SECURITY

5.10.1         SAMPLE SHIPMENT AND SECURITY

MAA's core logging and storage facility is located in the administration and warehouse building complex beside the concentrator. These facilities are located approximately 1 km behind the mine security gatehouse which is manned 24 hours a day, 375 days a year. The facilities are secure from entry by non-MAA personnel.

Exploration samples are shipped from this location using scheduled mine delivery trucks bringing in general supplies.

5.10.2         SAMPLE PREPARATION

Exploration samples are sawn (core) or split (RC) as described in Section 5.9 above and sent to ALS Chemex in Mendoza for further preparation and analysis. All exploration and duplicate blast hole samples are prepared using the same protocols as set out in Figure 5.10-1.

                                  FIGURE 5.10-1
                        MAA SAMPLE PREPARATION FLOWSHEET

[GRAPHIC APPEARS HERE]

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MAA's sample preparation laboratory followed a similar procedure for blast hole samples submitted to it for analysis.

5.10.3         SAMPLE ANALYSES

Exploration samples were analysed for gold using a 50-g fire assay with a flame AAS finish after nitric acid/aqua regia digestion of the bead. This method has a detection limit of 0.01 ppm and is suitable for the low gold grades seen at Alumbrera. Samples were analysed for copper and silver using an aqua regia mixed-acid digestion and elemental determination by flame AAS. The detection limit for copper and silver by this method are 100 ppm and 1.0 ppm, respectively. Silver values are not checked by fire assay methods since they are not reported in the ore reserve and form a minor portion of the total value of minerals recovered.

Minor element analyses have been routinely carried out on approximately 10 % of samples in order to determine background levels of elements of interest within the ore and surrounding waste rock of the orebody. These analyses were intended to determine base line quantities of potentially toxic metals that could be potentially released into the environment. Samples were randomly selected and analyzed for antimony, arsenic, bismuth, cadmium, lead, mercury, molybdenum, selenium, tellurium and zinc. Additional sampling was conducted in areas identified to have lead- and zinc-bearing veins.

Sulphur and sulphate analyses were also conducted in order to estimate the amount of pyrite within the deposit in order to assist in the prediction of acid mine drainage potential, as well as to predict rougher and cleaner cell loads within the concentrator while treating certain ore types. Sulphur was determined through a Leco infrared detection of sulphur dioxide from combustion of sulphide.

Assay results were reported by ALS Chemex by both fax and e-mail. Signed assay certificates are available at Alumbrera for review.

5.10.4         QA/QC PROGRAMS

The program set up to monitor the quality of the assay database consisted of the following procedures.

     .    The use of internal standards by the laboratory.
     .    The use of MAA submitted standard samples with each sample batch.
     .    Regular re-analysis of pulps by the laboratory.
     .    Re-analysis of pulps as requested by MAA.
     . Check analysis of randomly selected pulps by a second laboratory. . 1/4 core re-sampling of selected sample intervals mixed with each batch.

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5.10.4.1       LABORATORY STANDARDS

As is not surprising the results for the two ALS Geolab standards show tight control over the analytical process and that reasonable accuracy was maintained through out the program. Results would not have been released if there were a problem. MAA reports that a review of the full quality control data show similar results and indicate that there has been no significant systematic underestimation of copper and gold values. This observation is supported by the good reconciliation of ore reserve tonnage and grade to the mill.

5.10.4.2       MAA STANDARDS

In addition to the ALS Chemex laboratory standards used, MAA submitted its own standards with each sample batch. Appropriate standards were selected from a group of seven available, which would cover the range of gold and or silver values expected in each sample batch. The use of multiple standards aids in determining analytical precision near cutoff and at higher grades.

MAA tracked the response of all standards used over the life of the exploration sampling program using tables and graphs to show the response of the samples over time and to track batches with quality control problems so that the laboratory could be approached for a response.

Of all the standards used, only one, A996, has raised any concern with respect to analytical precision or accuracy. This standard was selected as a medium range base metal and gold standard. While the copper response has consistently fallen within what MAA considers the acceptable range (defined by the nominated Standard Assay plus or minus 10 %), gold has behaved more erratically. MAA now considers it to be of questionable use as a gold standard. In all, the standard has failed tolerance limits in seven of the 16 sample batches in which it was used. In these sample batches, the laboratory standards, and other standards analysed have reported acceptable values, so that MAA feels that there is no reason for concern regarding sample accuracy in these batches. The reasons for the poor response are unclear. However, the high sulphide matrix of the sample makes fire assay cupellation difficult and this could be leading to the problem.

5.10.4.3       LABORATORY DUPLICATES

ALS Chemex reassayed approximately 10 % of samples for both copper and gold as part of its QA/QC program. MAA has estimated precision by dividing the difference between the original and duplicate assay by the average of the two assays and expressing this as a percentage.

The precision for copper analyses was good, with 97 % of samples having a percentage difference better than plus or minus 10 %. The precision for the gold analyses is less than that of copper. Overall, 69 % of samples fell within plus or minus 10 % of the original assay. Some of this variation is probably explained by the large number of assay results which were close to the detection limit of the method used. In these situations, minor variations in the assay will result in a large precision error. The check data were separated into two grade populations, one above

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and one below 0.2 ppm Au. For samples below 0.2 ppm Au, 66 % fell within plus or minus 10 % relative difference, while the other population showed 72 % within plus or minus 10 %. Therefore, while analytical factors are contributing to the poorer repeatability of gold assay results at Alumbrera, natural short range variability in gold grades is also an important factor introducing errors into gold estimation.

5.10.4.4       MAA SELECTED REASSAYS

MAA selected samples for reanalysis after entry of assay data and comparison of results to drill log descriptions and neighbouring geochemical trends. Any results determined to be anomalous or unexpected were selected for reassay by ALS Chemex. Upon receipt of the new assay the geologist would then make a decision whether to accept the reassay or to use the original data.

5.10.4.5       EXTERNAL LABORATORY REASSAYS

MAA runs a program of submitting selected group of samples for analysis at a second referee laboratory. These samples are chosen randomly from seven copper grade ranges so that high, medium and low grade analyses are checked. For the 1998/99 drill program, a total of 309 samples (approximately 1 % of the total) were selected and sent to Bequerel laboratories of Sydney, Australia for gold analysis and to Analabs of Townsville, Australia for copper and silver analysis. A separate laboratory was chosen for the analysis of gold and silver, in order to use Neutron Activation Analysis (NAA) for gold determination. NAA was chosen because of the technique's high sensitivity regardless of sample matrix, and because of simple preparation and analytical procedures which reduce the potential for introduced preparation and analytical errors.

The results showed good overall and range by range correlation between the ALS Chemex fire assay data and the Bequerel NAA data, with an overall correlation coefficient of 0.94 and no apparent systematic bias. The basic population statistics for the two datasets are set out in Table 5.10-1.

                                  TABLE 5.10-1
     POPULATION STATISTICS COMPARISON WITH REFEREE LABORATORY, GOLD ANALYSES

                                   ALS CHEMEX         BEQUEREL
                 ---------------------------------------------
                 Mean                 0.45              0.46
                 Standard Error       0.02              0.02
                 Median               0.35              0.36
                 Mode                 0.17              0.20
                 Range                2.97              2.64

The referee analysis for copper and silver were conducted using the ICP-OES technique. Analabs and an ICP analysis were chosen based on the generally poor results for base metals determination using NAA. The results show that the Analabs data have a larger proportion of samples in the lower grade ranges. In the ALS-Chemex data, 56 % of samples were less than 0.4 % Cu, while only 51 % of the Analabs results fell within the same grade range. This

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indicates a slight positive (+5 %) bias by ALS relative to Bequerel in samples less of than 0.4 % Cu.

Similarly, there were almost twice as many samples greater than 1.0 % Cu in the ALS-Geolab results compared to the Analabs data, although the Analabs data did contain a number of samples slightly below the 1.0 % Cu limit. Overall, there appears to be a slight relative bias towards higher copper grades in the ALS Chemex dataset for samples containing greater than 1 % Cu. The basic population statistics for the two datasets are set out in Table 5.10-2.

                                  TABLE 5.10-2
    POPULATION STATISTICS COMPARISON WITH REFEREE LABORATORY, COPPER ANALYSES

                                      ALS CHEMEX          ANALABS
                -------------------------------------------------
                Mean                     0.43               0.40
                Standard Error           0.01               0.01
                Median                   0.39               0.37
                Mode                     0.38               0.36

5.10.4.6       DUPLICATE QUARTER CORE SAMPLES

The results of the 1/4 core re-sampling program show relatively poor agreement between original and second gold assays, with a best fit line to an x-y plot of y = 0.75x + 0.08, R/2/ = 0.64. However, very good agreement was found between original and second copper assays with a best fit line to an x-y plot of y = 0.85x + 0.04, R/2/ = 0.92. The copper data indicate there has been little or no sample handling error by the laboratory but the gold data indicate a fair degree of short-range variability in gold assays.

The QA/QC program designed by MAA is a basic industry standard program, although field blanks (unprepared blank samples) and blank standards (matrix matched pulps with nil gold) were not submitted. Such samples are useful in detecting contamination in the sample preparation area and contamination of reagents or mixing up samples in the laboratory, respectively. While these steps were omitted, the Alumbrera deposit is of low gold grade and the gold tends to be fine and encapsulated in chalcopyrite. As such, it likely will not experience serious contamination problems. The close overall reconciliation of the ore reserve estimates to the milled tonnes and grade, as discussed in Section 5.14.3.4, Production Reconciliation, lends confidence to the quality of the database used to estimate the ore reserves.

5.10.5         LABORATORY CERTIFICATION

ALS Chemex claims that its laboratories "operate according to the guidelines set out in ISO/IEC Guide 25 - "General requirements for the competence of calibration and testing laboratories"" and that it ensures "compliance to the ISO 9002 standard adopted by the company". ALS Chemex has attained ISO 9002 registration at all of its North American and Peruvian laboratories, as well as the Brisbane, Australia site. ALS Chemex is currently working towards accreditation to ISO 17025, the replacement for Guide 25. It is NATA-registered in Brisbane

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and participates in a number of external round robin monitoring programs, including Geostats and Canmet's Proficiency Testing Program.

The MAA mine laboratory, like most mine laboratories, is not certified. It does, however, engage in a program of cross submission of pulps with ALS Chemex as a check procedure.

5.11           DATA VERIFICATION

5.11.1         DATABASE VALIDATION

The Medsystem software, like most modern mining software, has built-in checks for consistency of the database in order to prevent hole-depth, over-lapping logging/sampling intervals or hole-name validation errors. These checks were employed. All assays over 1% Cu and 1 g/t Au were flagged by Medsystem and manually checked for accurate entry. All drill holes are paper plotted on section and visually checked for unusual collar location and drill hole orientation or unusual assay patterns/values. A checklist is used before proceeding to interpolation.

5.11.2         INDEPENDENT REVIEWS

MAA has retained outside expertise to advise on the construction of the block model and grade interpolation. Gary F. Raymond, P.Eng., of Summerland, B.C., a consulting engineer in the field of applied mining geostatistics, has provided this advice. Raymond reviewed the drill spacing and parameters for orebody modelling used in the ALUF model and has performed cross checks on the model.

In reviewing the ALUF model, Raymond examined biasing in the assay databases. While a minor bias was identified between the drill hole and blast hole gold assays, used in the reserve and grade control models, respectively, a significant low bias in copper assays was discovered in the IDEMSA drilling. Acting upon Raymond's recommendation, the IDEMSA drill results have not been used for grade interpolation.

Raymond also verified and audited the database and block model using his own statistical checks, jack knifing programs and section plotting to validate information.

5.11.3         MICON'S REVIEW

Micon did not collect any samples to verify the gold-copper mineralization at Alumbrera. Alumbrera is a copper-gold mine operated by MAA. MAA is owned by MIM, RTP and BHP Billiton, three of the world's largest mining companies. It has been in continuous operation for five years producing gold and copper-gold concentrates. There can be no doubt as to the presence of copper and gold in the Alumbrera deposit. The collection of a few samples would have merely confirmed this and would not have confirmed the grade of the ore reserves.

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Micon visited the Alumbrera open pit twice during the site visit in order to view mineralization in place, exposed in pit development. Micon also viewed several mineralized drill intersections laid out at MAA's core logging facility.

MAA also reconciles its ore reserve block model to concentrator production and the grade control block model on a regular basis. This reconciliation is discussed in the Mineral Resources and Mineral Reserves section below.

5.12           ADJACENT PROPERTIES

The mineral properties being evaluated here are limited to the mineral rights of the 600 ha contract area with YMAD and surface access rights to a much larger surrounding area for plant infrastructure. The currently planned Alumbrera pit occupies most of the contract area. Any additional mineral or exploration rights would require a separate agreement with YMAD.

As such, any adjacent properties have no material effect on the opinions offered herein.

YMAD has performed exploration work of its own on nearby properties with no current economic success. However, details of this work are not known.

5.13           MINERAL PROCESSING AND METALLURGICAL TESTING

5.13.1         INTRODUCTION

The economic mineralogy of the primary, unweathered ore consists of chalcopyrite, native gold and pyrite in a simple textural relationship. Chalcopyrite occurs in disseminated grains and in veinlets; copper and gold are positively correlated, with the gold occurring as free grains or, more usually, as inclusions within the chalcopyrite. As a classic porphyry copper-gold deposit, it was expected that the ore should respond to conventional sulphide flotation for recovery of gold-bearing copper concentrate.

In addition to establishing the main metallurgical and process design criteria, issues addressed by the testing are: orebody hardness variations; copper selectivity in the presence of pyrite (concentrate grade), while maximizing gold recovery; orebody recovery-concentrate grade relationship variations.

As a project now in its fifth full year of production, there is a wide range of metallurgical testing and operating experience available and planned, including:

     . Original feasibility studies and process design laboratory and pilot scale testing.

     .    Post-commissioning laboratory and plant scale process optimization.

     . Post-commissioning laboratory testing and simulation studies in support of strategic planning and development.

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5.13.2         FEASIBILITY STUDIES AND PROCESS DESIGN

The original testing was carried out in four phases from 1992. Samples for metallurgical testing were obtained from surface trenches, shafts, exploration drill core and metallurgical drill core. Due to the variety of samples, different test methods were used to complement and validate the results. However, the methods and procedures are standard and appropriate, and the work was conducted by experienced, reputable organizations.

5.13.2.1       PHASE 1

Lakefield Research (Lakefield), Canada (for laboratory testing) and Centro de Investigaciones Metalurgicos y Mineralogicos (CIMM), Chile (pilot plant testing) conducted the Phase 1 studies on surface bulk samples. Although oxidation and secondary copper mineralization affected the flotation results, and the samples represented only two of the four rock types identified in the geological model, the work established the amenability of the material to semi-autogenous (SAG) grinding without pebble crushing.

5.13.2.2       PHASE 2

Lakefield and G & T Metallurgical Services Ltd. (G & T), Canada conducted laboratory testing on 17 near-surface and deep drill hole samples, which represented the four rock types. The work confirmed that 90 % copper recovery and 70 % gold recovery to a 27 % Cu concentrate were achievable. Primary grind and regrind sizes were established. Rock breakage and grindability testing was conducted by third parties.

5.13.2.3       PHASE 3

Lakefield and G & T conducted laboratory testing on seven drill holes that represented the four rock types and earlier core (10 to 15 years old) representing all four rock types and average grade in the five-year pit. Coarser primary grind, high lime addition and cleaner cell type were investigated.

5.13.2.4       PHASE 4

G & T (laboratory testing) and CIMM (pilot scale) conducted further testing of the five-year pit drill core composite, a near surface shaft sample and a metallurgical drill core that represented three rock types. Flotation testing investigated reagents, lime addition, water recirculation and rougher cell type. Gravity gold recovery, and copper concentrate thickening and filtration were investigated. The feasibility study flowsheet was finalized.

5.13.3         PROCESS OPTIMIZATION

Since commissioning of the operation, MAA has conducted an ongoing program of laboratory and plant testing and optimization, aimed primarily at increasing metal recovery and lowering cost through economies of scale and improved technology. Micon understands that this testing

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investigated areas including reagent control, pH, primary grinding and regrinding operations, and rougher and cleaner circuit operation.

MAA's May, 2002 LOM Plan indicates that gold recovery, both from the gravity circuit and to copper concentrate, will be an area of major effort in 2003 and 2004. The focus for gravity recovery will be on operations and equipment and, for concentrate recovery will be on reagent types and pH control. In addition, MAA has outlined a comprehensive program of plant trials and surveys which, in effect, are a continuation of the work conducted to date aimed at further increasing metal recovery and lowering cost.

5.13.4         STRATEGIC PLANNING AND DEVELOPMENT

Deep ore samples were tested in 1999 to provide better data for analysis of future ore treatment options. The work was by AMDEL (comminution), JKMRC (comminution simulation) and G & T (flotation) and was reviewed by the owners' technical representatives.

In general, the results confirmed the feasibility study assumption that the ore is more competent and harder at depth. Also, the results confirmed the expected metal recovery from porphyry ore types. However, it was found that copper and gold recoveries from the andesite ore are lower than were assumed for the feasibility study. Further work to investigate andesite copper and gold recoveries was recommended.

Micon notes that capital has been allocated in the 2002 LOM Plan for continued research on optimization of copper and gold recoveries from low grade stockpiled ore, which is scheduled to be processed in 2011 and 2012.

5.13.5         SUMMARY

Metallurgical testing for the feasibility study confirmed the amenability of the orebody to conventional copper porphyry processing. Although the program, possibly, was not as systematic in establishing the metallurgical response of the orebody as has been the case on other similar projects, Micon considers that the testing adequately addressed all the expected issues and generated appropriate criteria for process design. These criteria have been generally confirmed by operating experience to date.

As a result of its strategic planning, MAA decided, in 2001, to install a third grinding line and a pebble crushing circuit in order to meet the objective of maintaining concentrate production at lower ore grades over the LOM. Based on its operating experience to date, MAA has not increased the capacity of the flotation circuit or other areas (see Section 5.16.2 for more details of the expansion).

Together with the feasibility study testing, post-commissioning operating results and process optimization, it appears that an adequate and comprehensive program of testing and study has been conducted in support of the recent expansion and the LOM Plan. Although Micon has not

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directly verified the results, it is understood that all of the work has been subject to review by owners' representatives and third party specialists.

5.14           MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

MAA estimates and reports its mineral resources and mineral reserves using the current (1999) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC Code), the Australian, RTP and MIM standards.

          The following is reproduced from the 1999 JORC Code:

          "A 'Mineral Resource' is a concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

               "An 'Inferred Mineral Resource' is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

               "An 'Indicated Mineral Resource' is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

               "A 'Measured Mineral Resource' is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

               "An 'Ore Reserve' is the economically mineable part of a Measured or Indicated Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include

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               feasibility studies, have been carried out, and include
               consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.

               "A 'Probable Ore Reserve' is the economically mineable part of an Indicated, and in some circumstances Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

               "A 'Proved Ore Reserve' is the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified."

5.14.1         MINERAL RESOURCE ESTIMATION METHODOLOGY

To date, MAA has used several different models (designated A through F) to estimate the mineral resources at Alumbrera. The current model is referred to as ALUF and was used to estimate the June, 2002 ore reserves. Previous models have used inverse distance weighting to perform grade interpolation but will not be discussed here since they have not been employed for resource estimation since 1998. A new and improved model, ALUG, is being prepared and tested, but has not, as yet, been used for resource estimation.

5.14.1.1       ALUF RESERVE BLOCK MODEL

The ALUF model was created using geostatistical methods based heavily on the recommendations and findings of Gary Raymond's work. Block model interpolation was extended to 1900m RL. (bench 1897), 150 m below the previous ALUE model bottom (2050m RL.)

The grades were interpolated using a database comprising approximately 53,000 m of diamond drilling and 14,000 m of RC drilling. All IDEMSA holes and the 1999 RC metallurgical drilling results were discarded and not used.

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The new information gained since construction of the ALUF model has allowed for reinterpretation and refining of the geological model, including rock type, grade zone and alteration domain boundaries used in the interpolation process. Grade estimation was performed on a geologically constrained block model using ordinary kriging methods and parameters proposed by Gary Raymond. A complex system of hard and soft domain boundaries has been used to control interpolation.

DOMAIN MODELLING AND GEOLOGICAL INTERPRETATION

Prior to domain modelling, all assay results and geological information are plotted onto vertical sections oriented N75DEG. E and located 50 m apart, coinciding with the exploration drilling grid. Once plotted, the sections are interpreted by hand, digitized and then wireframed to create 3D solids for each domain.

The wireframed solids are plotted on bench plans where they are checked for consistency and geological sense. At this time the solids are also smoothed to compensate for differences in interpretation on each individual section.

The ALUF model uses a scheme for coding the different identified geological domains in the deposit. The names have been selected so as to optimize the grade interpolation work. The geological codes used at Alumbrera are summarized in Table 5.14-1 below. The solids created are used to assign the geological codes to the block model. "Centre of the block" criteria were used for assigning a code to each block in the model. Horizontal outlines were created and used for tagging the composites.

                                  TABLE 5.14-1
                           ALUMBRERA GEOLOGICAL CODES

    ROCK TYPE                                 CODE        GRADE ZONES                                 CODE
    ------------------------------------------------------------------------------------------------------
    Colluvial Deposit                          60         Country Rock Domain                         90
    Los Amarillos Porphyry                     61         Feldspar Destructive Domain                 91
    Mineralized Porphyry (P2 & P3)             62         Mineralization Boundary 0.0 % Cu            92
    Late Porphyry Dyke                         63         External 0.15 % Cu Envelope                 93
    Late Porphyry 3 (North Porphyry)           65         Lower Grade Halo                            94
    Andesite                                   70         Barren Core                                 95
    North Andesite                             71

    ALTERATION TYPE                           CODE        FAULT ZONES                                 CODE
    ------------------------------------------------------------------------------------------------------
    Leached Zone                               31         SW of Steve's Fault, W of Gypsum Fault      101
    Enriched Zone                              32         E of Steve's Fault, W of Gypsum Fault       104
    Fresh Zone                                 33         E of Gypsum Fault                           105

    METALLURGICAL DOMAINS                     CODE
    ------------------------------------------------------------------------------------------------------
    Andesite no Rubble Zone                    50
    Andesite Rubble Zone                       51
    Los Amarillos                              52
    Porphyry 2                                 53
    Porphyry 3                                 54
    Dikes & Barren Core                        55

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Geotechnical data collected during logging are also used as tags or variables in that are applied to the sample intervals, composites and blocks in the model. These were not used for grade interpolation but are available for other characterization of ore types.

SAMPLE DATA

All sample intervals within the extents of the block model were loaded into a data file along with associated variables. The 1998 drilling campaigns provided only copper and gold values and no specific gravity results were loaded for these campaigns. Point load index and magnetic susceptibility were loaded where they were available from earlier campaigns. The variables created in data file are set out in Table 5.14-2 below.

                                  TABLE 5.14-2
                             ASSAY RECORD VARIABLES

                VARIABLE                 DESCRIPTION
                --------------------------------------------------------------------------------------
                From, to, -AI-           Sample location information
                Cu                       Total copper %
                Au                       Au g/t
                SolCu                    Soluble copper
                SG                       Specific Gravity (where available)
                PLI                      Point Load Index on intact rock (assigned to assays interval)
                MAG                      Magnetic susceptibility
                ROCK1                    Rock Type (ALUE)
                ALTR1                    Alteration Type (ALUE)
                GRAD1                    Grade Zone (ALUE)
                FAUL1                    Fault Zone (ALUE)
                DHTY                     Drilling Campaign (ALUE)
                                         1 = YMAD, 2 = IDEMSA, 3 = MUSTO,
                                         4 = Alumbrera DDH 95, 5 = Alumbrera RC 95
                                         6 = Alumbrera RC 97, 7 = Alumbrera RC 98
                                         8 = Alumbrera DDH 98
                ORE                      Flag for to use or not the assays.
                                         1 = Sample to be used
                                         0 = Sample to be discarded.

COMPOSITING

All assays were composited to the bench height (17 m vertical) without geological restriction using Medsystem(R) programs. As described above, the IDEMSA holes and the 1999 RC metallurgical holes were not used in the calculation of composites. Sample composites with lengths less than 7.5 m were not included for use in grade interpolation.

Geological tagging of the composites was done using VBMs (horizontal Medsystem(R) geological outlines), which were constructed from the 3D wireframes. The variables created and assigned as tags to the composites are set out in Table 5.14-3 below.

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                                  TABLE 5.14-3
                            ASSAY COMPOSITE VARIABLES

       VARIABLE             DESCRIPTION
       -------------------------------------------------------------------------
       East, North, Elev:   Composite location
       To, Lngth            Composite location information
       Cu                   Total copper %
       Au                   Au g/t
       SolCu                Soluble copper
       SG                   Specific Gravity (where available)
       PLI                  Point Load Index on intact rock.
       MAG                  Magnetic susceptibility
       ROCK                 Rock Type (Table 5.14-1)
       ALTR                 Alteration Type (Table 5.14-1)
       GRAD                 Grade Zone (Table 5.14-1)
       FAULT                Fault Zone (Table 5.14-1)
       DHTY                 Drilling Campaign (ALUE)
                            1 = YMAD, 2= IDEMSA, 3= MUSTO,
                            4 = Alumbrera DDH 95, 5 = Alumbrera RC 95
                            6 = Alumbrera RC 97, 7 = Alumbrera RC 98
                            8 = Alumbrera DDH 98
       ORE                  Flag for to use or not the composite.
                            1 = Sample to be used
                            0 = Sample to be discarded.
       ZONKR                Flag for changing the kriging search orientation

BLOCK MODEL

A block model, some 3,000 m X 2,700 m X 1,020 m in size, was created for Alumbrera. The block model extents created for the deposit are set out in Table 5.14-4, below

                                  TABLE 5.14-4
                               BLOCK MODEL EXTENTS

                   East                            38200 - 41200
                   North                           76500 - 79200
                   Elevation                       2849 - 1829
                   Interpolated Benches            2645 - 1897

The individual block size is 20 m wide X 20 m long X 17 m high. This block size is the same as the selective mining unit (SMU) and the bench height in the pit.

As in the assay and composite files, various tags are added to the block model. The variables used in the ALUF 1999 model, the first year it was used, are summarized in the Table 5.14-5 below.

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                                  TABLE 5.14.5
                              BLOCK MODEL VARIABLES

        TOPO       Percentage of topography December 31st 1998
        TOPOL      Percentage of original topography
        PIT1       Percentage within pit 810, and Dec.98 surface, just for comparisons
        CUKRG      Interpolated Copper Values, Kriging algorithm
        AUKRG      Interpolated Gold Values, Kriging algorithm
        VAR        Kriging Variance
        ZONKR      Zone for Kriging.
        CATEG      Resource Category, Measured = 2, Indicated = 3, Other = 4
        RECCU      Calculated with April 6th, 1999 curves
        RECAU      Calculated with April 6th, 1999 curves
        OTLP       Ore Type: 1:waste, 2:low, 3:medium, 4:millfeed. April, 1999 cutoff table
        CDIST      Distance to the closest composite
        NCOMP      Number of Composites used for interpolation
        ROCK       Rock Type, Table 5.14-1
        ALTR       Alteration Type, Table 5.14-1
        GRAD       Grade Zone, Table 5.14-1
        FAULT      Fault Zone, Table 5.14-1
        METAL      Metallurgical Domains, Table 5.14-1
        SG         Specific Gravity, table 5.14-?
        EQCU1      CuKrg + 0.55AuKrg, used just for comparisons against ALUE model
        EQCU2      Calculated with April 6th, 1999 curves
        EQ$$       Blank
        EXTR2      Rubble Zones
        EXTR3      P2 Porphyry
        ORE        Blank

Different variables, such as more recent surveys or different copper equivalency calculations, can be added and used each year. In 2001, a true payable copper equivalency variable, EQCU5, was added to the block model for use in grade control decision making, for example, the stockpile on which a truckload of rock delivered to the pit rim should be placed.

GRADE INTERPOLATION

Grade interpolation was performed using the ordinary kriging algorithm in Medsystem(R), employing search and variogram parameters based on an analysis and recommendations made by Gary Raymond. Blocks outside grade zones 93 and 94 had their grades reset to zero, as did blocks with a kriging variance equal or greater than 0.32.

The variographic analysis identified the requirement for the use of different kriging zones within the main mineralized porphyry and in the surrounding andesite. Seven kriging zones were established, one covering the main mineralized porphyry and the Northeast, East, Southeast, Southwest, West and Northwest zones within the andesite, as shown in Figure 5.14-1, below.

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                                  FIGURE 5.14-1
                             ALUMBRERA KRIGING ZONES

[GRAPHIC APPEARS HERE]

For the main mineralized porphyry, the search and variogram parameters used are set out in Tables 5.14-6 and 5.14-7, below.

                                  TABLE 5.14-6
                               SEARCH PARAMETERS

              Search distance on Easting :               225 m
              Search distance on Northing :              225 m
              Min number of composites :                   5
              Max number of composites :                  10
              Max number of composites per hole :          3

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                                  TABLE 5.14-7
                              VARIOGRAM PARAMETERS

       Model type                                        Spherical
       Nugget                                            0.1
       Sill                                              0.5
       Range along major axis                            450 m
       Range along minor axis                            170 m
       Range along vertical axis                         650 m

       Direction of major axis in Grade Zone = 93        150 DEG.
       Direction of major axis in Grade Zone = 94        170 DEG.
       Plunge of major axis                                0
       Dip easterly                                        0

       Distance along major axis                         225 m (Half variogram range along major axis)
       Distance along minor axis                          85 m (Half variogram range along minor axis)
       Distance along vertical axis                      325 m (Half variogram range along vertical axis)
       Anisotropic distances                             Yes
       Block discretization                              4 x 4 x 1

Because of the relatively large size of the blocks in comparison to the data spacing, discretization was employed in the grade interpolation. This process is often used on blocks where the distance from one corner of the block to a data point is significantly different from another corner. In these cases, a series of points is established within each block and separate grades are estimated for each. The grade of the block is then determined from these separately estimated points, usually by arithmetic average.

For the andesite and Los Amarillos Porphyry the same search and variogram parameters were used, but the searching directions were adjusted so as to be parallel to the Mineralized Porphyry-Andesite contact. The search azimuth parameters for the six kriging zones created in the Andesite-Los Amarillos domain are set out in Table 5.14-8.

                                  TABLE 5.14-8
                     ANDESITE KRIGING ZONES, SEARCH AZIMUTHS

     ZONE NORTHEAST                                    ZONE EAST
     ----------------------------------------------------------------------------------------------
     Direction of major axis (azimuth)    150 DEG.     Direction of major axis (azimuth):   010 DEG.
     Plunge of major axis :                 0 DEG.     Plunge of major axis :                 0 DEG.
     Dip easterly :                         0 DEG.     Dip easterly :                         0 DEG.
     -----------------------------------------------------------------------------------------------
     ZONE SOUTHEAST                                    ZONE SOUTHWEST
     -----------------------------------------------------------------------------------------------
     Direction of major axis (azimuth):   085 DEG.     Direction of major axis (azimuth):   150 DEG.
     Plunge of major axis :                 0 DEG.     Plunge of major axis :                 0 DEG.
     Dip easterly :                         0 DEG.     Dip easterly :                         0 DEG.
     -----------------------------------------------------------------------------------------------
     ZONE WEST                                         ZONE NORTHWEST
     -----------------------------------------------------------------------------------------------
     Direction of major axis (azimuth):   180 DEG.     Direction of major axis (azimuth):   045 DEG.
     Plunge of major axis :                 0 DEG.     Plunge of major axis :                 0 DEG.
     Dip easterly :                         0 DEG.     Dip easterly :                         0 DEG.

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Figure 5.14-2 shows an example section through the block model and the distribution of estimated equivalent copper grades.

                                  FIGURE 5.14-2
                           EXAMPLE BLOCK MODEL SECTION

[GRAPHIC APPEARS HERE]

GEOLOGICAL DOMAIN BOUNDARIES

All rock domains were considered hard boundaries, so that grades within the Mineralized Porphyry do not create blocks in the Andesite domain and vice versa. North Andesite and Late P3 were considered hard boundaries as well.

Within the grade zones, the 0.15 % Cu envelope was considered a soft boundary in one direction. This means that composites in the outer 0.0 % Cu envelope were allowed to create or influence blocks in the 0.15 % Cu domain, but the opposite was not allowed to occur. The remaining grade zones were considered hard boundaries.

In alteration domains, the leached domain was considered a hard boundary in both directions. The enriched and fresh zones were considered soft boundaries in both directions.

The Steve's and Gypsum faults were considered hard boundaries. The Colorado and 50-56 faults were not used as boundaries in this interpolation.

For storing of the kriging variance, only the faults and the Andesite-Porphyry contact were used as hard boundaries. The remaining domains were considered soft in all directions, in order to

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have a better classification of the resource which is based on the kriging variance, as described below.

The relationship between these domain boundaries is expressed graphically in Figures 5.14-2 to 5.14-5 below.

                                  FIGURE 5.14-2
                       ROCK DOMAIN (COMPOSITES INFLUENCE)

[GRAPHIC APPEARS HERE]

                                  FIGURE 5.14-3
                      GRADE DOMAIN: (COMPOSITES INFLUENCE)

[GRAPHIC APPEARS HERE]

                                  FIGURE 5.14-4
                    ALTERATION DOMAIN: (COMPOSITES INFLUENCE)

[GRAPHIC APPEARS HERE]

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                                  FIGURE 5.14-5
                      FAULTS DOMAIN: (COMPOSITES INFLUENCE)

[GRAPHIC APPEARS HERE]

RESOURCE CLASSIFICATION

The mineral resources estimated for the Alumbrera deposit have been categorized into confidence levels (measured, indicate or inferred) based on the block kriging variance for each block in the model. As explained by Gary Raymond, kriging variance is normally calculated at the same time as kriged grade during modelling. It is dependent on sample spacing around the block being estimated and is a predictor of the mean squared estimation error. Kriging variance increases with sample spacing and with distance from nearby samples.

The variable, CATEG, in the block model was used to store each block's confidence level classification based on its kriging variance, and was coded as set out in Table 5.14-9 below.

                                  TABLE 5.14-9
                          BLOCK CLASSIFICATION CRITERIA

    CATEG         CATEGORY              COMMENTS
    -----         --------              --------
    = 1           Waste                 All blocks outside the 0.15% Cu Envelope and Low Grade Halo (Grade Zone = 93 & 94)
                                        or within these domains but with an undefined kriging variance.

    = 2           Measured              All blocks with a kriging variance ranged between 0.0 and 0.159 and within the
                                        0.15% Cu Envelope and Low Grade Halo (Grade Zone = 93 & 94).

    = 3           Indicated             All blocks with kriging variance ranging between 0.16 and 0.239 and within the 0.15% Cu Envelope and Low Grade Halo (Grade Zone = 93 & 94).

    = 4           Other                 All blocks with a kriging variance ranging between 0.24 and 0.319 and within the 0.15% Cu Envelope and Low Grade Halo (Grade Zone = 93 & 94).

    = 5           Waste                 All blocks with a kriging variance greater than 0.32 and within the 0.15% Cu
                                        Envelope and Low Grade Halo (Grade Zone = 93 & 94).

5.14.1.2     TREATMENT OF HIGH GRADE ASSAYS

Based on Gary Raymond's analysis of bias between drill campaigns and grade estimation differences between the ore reserve model, the grade control model and his conditional simulation, it was recommended that drill hole composite assays be top cut to 2 g/t Au, the 98th percentile of the population distribution. No top cutting of copper composites was recommended. MAA has accepted these recommendations and is following them.

5.14.1.3     BULK DENSITY

MAA has an extensive database of specific gravity measurements made on whole core using the wet balance (or weight in air/weight in water method). A total of 410 specific gravity

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measurements were taken in the Musto drilling program and an additional 3,626 measurements were made in the MAA 1998/1999 drilling campaign.

Specific gravity measurements in this historical database are averaged by rock and mineralization type to give an average bulk density for each of the principal mineralization styles/lithologies seen in the deposit. Copper and gold grade distributions were seen to have little effect on the densities. The specific gravity values available to be assigned to the model are as follows are set out in Table 5.14-10.

                                  TABLE 5.14-10
                          SPECIFIC GRAVITY BY ROCK TYPE

                    Andesite                                     2.62
                    Los Amarillos Porphyry                       2.65
                    Quartz-Magnetite Alteration                  2.86
                    Mineralized Porphyry                         2.54
                    Barren Core (outside Mineralized Porphyry)   2.56

After creation of the block model, each block was assigned a specific gravity value using the averages obtained and based on the rock type variable for that block. A specific gravity model has not been created.

5.14.1.4     GRADE CONTROL MODEL

MAA samples and assays all blast holes drilled in the pit. These holes are drilled on a tightly spaced pattern just ahead of the mining. A separate block model, called the grade control model and which is similar to the ore reserve block model, is run on these samples. However, the grade control model uses 5 m X 5 m X 17 m-sized blocks. It is free interpolated without the use of geological domains because the hole spacing is so close that sufficient data exist to find the boundaries of the domains accurately.

The grade control model is used principally for day-to-day mining decisions in the pit, such as the stockpile onto which broken rock should be placed and the grades of those piles. The grade control model is not used to estimate the in situ ore reserves at Alumbrera however, it is used to estimate grade for the stockpile reserves.

5.14.1.5     THROUGHPUT MODEL

Considerable differences exist in the grinding performance characteristics of the various mineralization types at Alumbrera. The extremes of these differences can be seen in Figure 5.14-6. These changes can result in significant swings in daily mill performance, throughput and grinding efficiency of the SAG mills. MAA has created a Grindability Domain Model within the current ALUF Block Model for the prediction of future throughput on daily, weekly, monthly and annual bases.

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                                  FIGURE 5.14-6
          QUARTZ MAGNETITE PORPHYRY (LEFT) AND RUBBLE ANDESITE (RIGHT)

[GRAPHIC APPEARS HERE]

Creation of the grindability model required the relogging of existing drill core using a new alteration criteria, the Feldspar Destructive Alteration (FDA) concept and combining the new alteration information with the existing Rock Type Model to produce the Grindability Domain Model.

The block model was tagged using the following criteria after determination of the plant's grinding capacity by rock type during a study performed by JKTech.

          .    P2 Model tagged as 11-Quartz-Magnetite Alteration.
          .    Rubble Porphyry geotechnical Model tagged as 12-Rubble Porphyry.
          .    Rubble Andesite geotechnical Model tagged as 13-Andesite Rubble.
          .    FDA Altered Porphyry (combined P1 and P3) tagged as 14- FDA
               Porphyry.
          .    FDA Altered Andesite tagged as 15- FDA Porphyry.
          .    Potassic Altered Porphyry (combined P1 and P3) tagged as
               16-Potassic Porphyry.
          .    Potassic Altered Andesite tagged as 16-Potassic Andesite.

Additionally, if one of the major faults passes through a block, that block is tagged as either FDA Porphyry or FDA Andesite.

The grindability model can be run on either of the ore reserve or grade control block models. An example plan view of the 2373 bench of the grindability domains in the ore reserve block model is shown in Figure 5.14-7.

Throughput modelling for the ore reserve block model is used for life of mine planning, annual budgets and monthly forecasts. The grade control throughput model is used for daily and weekly forecasts and for daily, weekly and monthly balances.

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                                  FIGURE 5.14-7
                    GRINDABILITY DOMAINS IN ALUF BLOCK MODEL,
                          20 X 20 M BLOCKS - BENCH 2373

[GRAPHIC APPEARS HERE]

5.14.1.6     SOFTWARE

Resource estimation work at MAA is performed using Medsystem(R) software operating on IBM compatible PCs. Wireframing and 3D modelling was performed using Minesight(R). Gary Raymond's conditional probability work, using cylindrical searches, was performed using his own proprietary software.

5.14.1.7     EXTERNAL AUDITS

As discussed above, MAA has retained Gary F. Raymond, P.Eng. to advise on the construction of the block model and the grade interpolation into the model. Mr. Raymond has reviewed the drill spacing and parameters for orebody modelling used in the ALUF model and has performed a conditional probability estimation check on it.

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Mr. Raymond's 1999 review made certain recommendations for improvement in the
ALUF model and these have been acted upon. These recommendations included the discarding of the IDEMSA drill results, changes to assay cutting practices and suggested modelling and interpolation parameters and practices.

MAA has been preparing a new model, known as ALUG, to be used for resource and reserve estimation at Alumbrera. This model is complete but has not been used to estimate any published ore reserves and has not yet been presented to the MAA joint venture partners. Therefore, it could not be shown to Micon at the time of the visit. Mr. Raymond has reportedly provided advice on this new model.

5.14.2       MINERAL RESERVE ESTIMATION METHODOLOGY

The resources, as discussed above, have been estimated from a block model using procedures described earlier in this report.

The estimation of mineral reserves from these mineral resources is carried out by the application of economic criteria. The mineral reserves have been estimated by fitting a pit shell to the mineral resource block model and the surrounding waste, which renders a maximum NPV from the resulting cash flows. The ultimate pit shell is determined using applicable revenue and cost data. Each block in the resource model is assigned a copper equivalent grade, based on the relative prices of copper and gold and the recoverable grades of copper and gold in the block. Each block must cover the full cost of mining, ore re-handle, processing and all other downstream costs. Incremental costs are applied for each deeper bench to cover the cost of additional haulage. Metal prices of US$0.88/lb for copper and US$298/oz for gold were used in the pit design. The costs used in the 2002 LOM Pit Plan were the same as for 2001, except that fuel costs were reduced from US$0.40/L to US$0.24/L, reflecting the current practice of purchasing fuel free of import duties. This pit shell design process utilizes the "Whittle" software.

Ore recovery, from, and waste dilution to, the mineral reserve are dealt with in the pit outline determination process. The mineral reserve is then determined by the application of a cutoff grade between ore and waste. Accordingly, the cost of mining the material in the shell has been included in this process. However, the pit shell includes waste, which is required to be transported to a waste rock dump.

In the estimation of mineral reserves, MAA utilized a cutoff grade of 0.28 % equivalent copper grade to determine the split between ore to be processed and waste to be stored permanently. This equivalent grade takes into account copper and gold grades, respective metal prices and metallurgical recoveries. The recoverable copper equivalent grade of 0.28 % represents in-situ copper and gold grades generally in the range of 0.15 % Cu and 0.40 g/t Au to 0.25 % Cu and 0.24 g/t Au. The cutoff grade was determined appropriately by using NSR values for the ore and estimated operating costs as shown in the table below. Currently, ore above 0.40 % equivalent copper grade is fed directly to the mill, with ore between 0.28 % and 0.40 % equivalent copper stockpiled for subsequent processing.

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The cutoff grade is that equivalent copper grade, which is sufficient to cover the cost of rehandling low grade ore, which has been stockpiled; processing, including overhead; and all down stream costs. The formula as included in the MAA 2002 LOM Plan, which utilizes fiscal year 2001 costs, is presented below in Table 5.14-11.

                                  TABLE 5.14-11
                                 NSR CALCULATION

NSR CALCULATION                                     CONCENTRATE   COPPER  SILVER
--------------------------------------------------------------------------------
Metal Prices, US$/lb, US$/oz                                        0.950   4.50
Concentrate grade, % Cu, g/t Ag                                    27.70%  25.00
Moisture Content, %                                        7.50%
Payable lbs Cu metal/DMT                                  96.39%  588.60
Payable g Au/DMT                                          97.15%
Payable g Au/DMT                                          55.00%           13.75
Gross Concentrate Value, US$/DMT                         833.74   559.17    1.99
Filter Plant, US$/DMT                                      3.75     3.75
Rail & Port, US$/DMT                                      14.75    14.75
Ocean Freight, US$/DMT                                    33.63    33.63
Shipping & Marketing Overhead, US$/DMT                     2.15     2.15
Smelting Charge, US$/DMT                                  75.00    75.00
Refining Charge Cu, US$/lb, US$/DMT                       0.075    44.14
Refining Charge Au, US$/oz                                 4.21
Refining Charge Ag, US$/oz, US$/DMT                        0.37             0.16
Price Participation - Base Price, US$/lb Cu                0.90
Price Participation-Participation Rate, %, US$/DMT         10.0%    2.94
Total Concentrate Charges, US$/DMT                       176.37   176.37    0.16
Total Concentrate Charges, US$/lb Cu                      0.300
Net Copper Revenue, US$/DMT                                       382.80
Net Silver Credits, US$/DMT                                         1.83    1.83
Net Smelter Return, US$/DMT                                       384.62
Nsr US$/lb Cu (including Ag)                                       0.653

Given the copper NSR value above, the cutoff grade is computed as shown below:

Cutoff Grade = (C mill + C overhead + C re-handle) / (NSR Cu * Cu Recovery * 22.045)

Where C mill               = Milling cost per tonne milled
      C overhead           = Mine site overhead cost per tonne of ore milled
      C re-handle          = Stockpile re-handle cost per tonne
      NSR Cu               = Copper NSR

Where C mill               = US$2.50/t
      C overhead           = US$0.50/t
      C re-handle          = US$0.65/t
      NSR Cu               = US$0.653/lb
      Cu Recovery          = 90 %

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      Cutoff Grade         = (2.50 + 0.50 + 0.65) / (.653 * .90 * 22.045)
                           = 3.65 / 12.956
                           = 0.28 % Cu eq

The previous (2001) LOM Plan was based on a 0.45 % Cu eq cutoff grade, for direct feed to the mill, from fiscal year 2003 until the end of mining from the pit. This required the placement of 50 million t on stockpiles over seven years, with reclamation of 44 million t from stockpiles over four years.

The current LOM Plan (fiscal year 2002), upon which the economic evaluation in this report is based, attempts to optimize haulage, combined with revised phase designs, and incorporates a lower cutoff grade, of 0.40 % Cu eq. This results in a forecast placement of 31 million t of low grade ore on stockpiles over the next seven years, and a reclamation of 50 million t over the next five years.

As a result, 20 million t of future re-handle is eliminated, truck efficiency is improved, and grades are optimized over the first two years of the plan.

Micon considers the procedures described above, for conversion of mineral resources to mineral reserves, to be appropriate.

5.14.3       MINERAL RESOURCES AND MINERAL RESERVES

5.14.3.1      MINERAL RESOURCES

It is MAA's policy that the published Identified Mineral Resources for Alumbrera are in addition to mineralized material reported in the Ore Reserves. Therefore, resources which have been converted to reserves are not reported, also, as Mineral Resources.

In the past it has been MAA's practice to report mineralization outside the current LOM ultimate pit shell in its Mineral Resource statement. MAA's current projections of likely economic and technical conditions during the mine life have led it to the conclusion that "reasonable prospects for mining to extend outside the LOM ultimate pit are not considered to exist." As a result, and in order to remain in compliance with the JORC Code requirement that a Mineral Resource have "reasonable prospects for eventual economic extraction", this mineralization is no longer reported.

As described in Section 5.14.1 above, blocks for which the kriging variance does not meet the requirement for classification as an indicated resource have the grades nulled. As such, no inferred resources are estimated for the Alumbrera project and, therefore, no inferred resources within the ultimate pit shell are available to be reported.

As a consequence of the decisions and analysis above, there currently are no Mineral Resources to be reported at Alumbrera.

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5.14.3.2      MINERAL RESERVES

MAA's fiscal year end is June 30 and it re-estimates its Ore Reserves at that time. MAA's Ore Reserves as of June 30, 2002 are set out in Table 5.14-12 below.

                                  TABLE 5.14-12
                   ALUMBRERA ORE RESERVES AS OF JUNE 30, 2002

                                                                                        CONTAINED METAL
                                     CONFIDENCE     TONNES         AU        CU    ------------------------
MATERIAL            CUTOFF            CATEGORY     (MILLION)      (G/T)     (%)     GOLD (OZ)    COPPER(MT)
------------------------------------------------------------------------------------------------------------
In Situ             0.28% EqCu*      Proved          224.3         0.67     0.58    4,830,000     1.301
                                     Probable         41.7         0.64     0.55      860,000     0.229
                                     Total           266.0         0.67     0.58    5,690,000     1.530

Stockpiles          Various**        Proved          104.4         0.42     0.36    1,410,000     0.376
                                     Probable         0.00          0.0      0.0            0     0.000
                                     Total           104.4         0.42     0.36    1,410,000     0.376

Total                                Proved          328.7         0.59     0.51    6,240,000     1.677
                                     Probable         41.7         0.64     0.55      860,000     0.229
                                     Total           370.4         0.60     0.51    7,100,000     1.905

* Payable equivalent Copper, @$280 oz Au & $0.95 lb Cu.
** In its past the mine has operated using different cutoff criteria.

5.14.3.3      RESPONSIBILITY FOR ESTIMATION

In June, 2002 the Ore Reserves were prepared under the overall direction of David Keough, Chief Geologist, who acted as the Competent Person under the requirements of the JORC Code. Mr. Keough is a member of the AusIMM (Membership No. 104142) and would be considered a Qualified Person in Canada.

5.14.3.4      PRODUCTION RECONCILIATION

MAA reconciles its reserve block model to the metallurgical balance in the concentrator and to the grade control block model, on a monthly basis using the following process.

Monthly survey pickups are used to determine exact volumes of mill feed, stockpile material and waste mined each month. These volumes are used to query both block models and hence to determine predicted tonnages and copper and gold grades. Block model and grade control model predictions are then directly compared and a percentage difference calculated.

The tonnage milled, head grade and contained copper and gold, as determined by the concentrator, are compared to the tonnes and grade of mill feed predicted by the reserve block model after adjustments for additions to, or removal from, stockpiles. (All medium and low grade ore is stockpiled separately for processing late in the mine life.) The contained copper and gold in the head feed is also apportioned to each bench in the pit based on design grades and tonnes produced. The apportioned copper and gold is then compared to the amount of gold predicted by the resource block model on a bench by bench basis.

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The ALUF block model has been in use since July, 1999 and, therefore, comparisons and reconciliations over that period are the most appropriate test of the current ore reserves. Table 5.14-13 below is a comparison of the grade control and reserve block models for the period July, 1999 to June, 2002, the most recent data presented to Micon.

                                  TABLE 5.14-13
              BLOCK MODEL RECONCILIATION, JULY, 1999 TO JUNE, 2002

                          GRADE CONTROL BLOCK MODEL             RESERVE BLOCK MODEL                  % DIFFERENCE
                       -------------------------------    ------------------------------    -----------------------------
                          TONNES          CU       AU         TONNES        CU       AU      TONNES       CU        AU
MATERIAL                   (DRY)          (%)     (G/T)       (DRY)         (%)     (G/T)     (DRY)       (%)      (G/T)
-------------------------------------------------------------------------------------------------------------------------
Mill Feed                82,798,505       0.69    0.90      85,799,727    0.66     0.92           -3      5         -2
Med Grade                43,052,455       0.41    0.45      41,570,950    0.40     0.45            4      2         -2
Low Grade                18,141,021       0.30    0.31      22,774,845    0.29     0.31          -20      2          1
Total                   143,991,980       0.56    0.69     150,145,523    0.53     0.70           -4      5         -1

Table 5.14-14 below is a summary comparison of the reserve block model predictions of tonnes and copper and gold grades to concentrator production for the Alumbrera project to date, the first two years of the ALUF model and for fiscal year 2002.

                                  TABLE 5.14-14
                            MILL FEED RECONCILIATION

                                            OTHER MATERIAL TO                                      % DIFFERENCE
                     RESERVE BLOCK MODEL         CRUSHER              CONCENTRATOR "MILLED"        MILL TO MODEL
             ------------------------------------------------------------------------------------------------------
                   TONNES      CU    AU   TONNES     CU     AU       TONNES      CU     AU     TONNES   CU     AU
                   (DRY)       (%)  (G/T)  (DRY)     (%)   (G/T)     (DRY)       (%)   (G/T)    (DRY)   (%)   (G/T)
             ------------------------------------------------------------------------------------------------------
Project to      137,093,795   0.68  0.93  808,658   0.50   0.56   133,348,450   0.72   0.96       -3     6      3
June, 2002
July, 1999 to    85,799,727   0.66  0.92  808,658   0.50   0.56    85,219,414   0.69   0.97       -2     5      6
June, 2002
July, 2001 to    27,644,125   0.68  0.98  247,920   0.68   0.75    29,477,466   0.73   1.03        6     7      6
June, 2002

It can be seen from these two tables that Alumbrera's ALUF model agrees well with the blast hole model, which is based on much tighter sample spacing and is, over time, predicting the mill tonnes to within 2 % and head grade to within 5 % to 6 %. It has been Micon's experience that mill reconciliations are rarely much closer than those for Alumbrera and that this closeness lends confidence to the accuracy of the ore reserve estimate at Alumbrera.

5.14.3.5      RECONCILIATION TO CIM STANDARDS

Micon has reviewed the mineral resource and ore reserve estimates prepared by MAA staff under JORC Code rules. It is Micon's opinion that, while areas for further work have been identified by MAA and its consultants, the mineral resources and ore reserves have been appropriately estimated and categorized under the JORC code. It is Micon's understanding that the recommendations have already been acted upon and a new geological model has been designed to replace the ALUF model and is currently being tested.

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It is Micon's opinion that the Measured and Indicated Mineral Resources estimated at Alumbrera are individually the equivalent of the Measured and Indicated Mineral Resource categories as presented in the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines adopted by CIM Council on August 20, 2000. MAA does not estimate Inferred Resources. Micon is also of the opinion that the Proved and Probable Ore Reserves prepared by MAA staff and presented above are the equivalent of Proven and Probable Mineral Reserves under the same CIM standards.

The Proved and Probable Ore Reserves prepared by MAA staff are also the equivalent of Proven and Probable Reserves used in The United States Securities and Exchange Commission's Guide 7, Description of Property by Issuers Engaged or to Be Engaged in Significant Mining Operations. The Guide 7 definitions are taken from USBM Circular 831, Principles of a Resource Reserve Classification System for Minerals.

5.14.3.6      ISSUES AFFECTING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Alumbrera is an operating mine currently producing and selling copper-gold concentrates and dore bars. All known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant issues potentially affecting the mineral resources and mineral reserves have been discussed elsewhere in this report. Given that production is ongoing, it is not anticipated that any such issues will affect the mineral resources and mineral reserves presented here.

5.15          OTHER RELEVANT DATA AND INFORMATION

All relevant data and information in regard to MAA are included in other sections of this report.

5.16 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

5.16.1       MINING OPERATIONS

Standard truck and shovel mining techniques operations are employed in the open pit, utilizing 42-m/3/ shovels and 220-t haul trucks to move both ore and waste. Mining is carried out on 17-m benches, with 2-m sub-drill, which suits the size of the equipment necessary for the production rate.

Current mineral reserves have a low waste to ore ratio of an average of 1.77:1 for the 2002 LOM Plan. Operation of the mine is carried out at an elevated cutoff grade, which is reduced over the mine life to the economic cutoff grade. This practice requires that some ore be temporarily stockpiled for later processing. The average reserve grade is 0.51 % Cu and 0.60 g/t Au.

The mining rate in fiscal year 2002 marginally exceeded 300,000 t/d for a total of approximately 112 million t of material mined, comprised of some 39 million t of ore and 73 million t of waste.

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The total material mined is planned to increase to an average of 355,000 t/d, or approximately 130 million t/y, for the fiscal years 2004 to 2007, after which time waste stripping reduces significantly.

5.16.1.1      PRODUCTION OPERATIONS

The current pit depth at the time of the Micon site visit was some 250 m of an ultimate pit depth of 500 m. Figure 5.16-1 illustrates the pit showing shovels on the Phase 4 North bench on the west side of the pit.

                                 FIGURE 5.16-1
                         BAJO DE LA ALUMBRERA OPEN-PIT
                           (LOOKING AT PHASE 4 NORTH)

[GRAPHIC APPEARS HERE]

From visual observation, the pit operation appeared to be in an orderly state, with good road conditions.

Pit slopes have been designed to fail. This designed failure necessitates some re-handle of ravelling material. Interim slope angles, of between 42 and 46 DEG., have been recommended by Call and Nicholas as an optimal compromise between the cost of re-handling material and versus the cost of extra waste mining at flatter angles.

Final slopes are planned to be steeper by some 2 to 5 DEG., rendered by proposed smooth blasting techniques and depressurization of in-slope groundwater. Only two upper benches have been excavated to final limit. Smooth blasting with pre-splitting and buffer blasting with smaller holes have been carried out.

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Pioneering in the upper limits of the pit currently is difficult and unproductive because of the lack of suitable equipment. It was reported that future pioneering would require the procurement of smaller mining equipment, or the recruitment of a contractor with such equipment.

Dewatering is carried out satisfactorily using 17-in diameter, vertical, holes, drilled from benches in the pit. No dewatering holes are planned outside the final pit limit. At the time of the site visit, it was reported that the water table was being maintained at a minimum of 10 m below the pit bottom. The 2002 LOM Plan calls for maintenance of the water table two benches below the pit bottom, or some 34 m. At the time of Micon's site visit, it was reported that the dewatering rate was some 40 L/s and that in order to achieve the recommended water table level below mining, the pumping rate would need to be increased to 100 L/s. An hydro-geological model is being developed by Water Management Consultants, and which was reported to be ready by the end of 2002. It is recommended that the dewatering program continue to be implemented diligently.

Comparison with data on file at Micon, drawn from benchmarking studies carried out at large open pits in the United States, Australia, South America and South Africa, indicates that the Alumbrera operation is performing in the upper quartile of operations using similar sized equipment.

5.16.1.2      MINE PLANNING

Planning incorporates the ALUF resource block model, as described earlier in this report, which utilizes Medsystem(R) software. The final pit design, upon which the 2002 LOM Plan is based, is illustrated in Figure 5.16-2 below.

                                  FIGURE 5.16-2
                             2002 - FINAL PIT DESIGN

[GRAPHIC APPEARS HERE]

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The 2002 pit plan introduced modifications to the 2001 plan, which permit a faster access to ore by splitting the mining phases into two narrower, north and south, benches, with separate ramp accesses. Figures 5.16-3 and 5.16-4, below, illustrate these modifications to the bench phases.

                                  FIGURE 5.16-3
                            2001 - PIT PHASE DESIGNS

[GRAPHIC APPEARS HERE]

                                  FIGURE 5.16-4
                            2002 - PIT PHASE DESIGNS

[GRAPHIC APPEARS HERE]

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The reduced bench width, of 70 m, is relatively narrow for the size of the equipment, but operations have been developed in a safe and efficient manner. However, the resulting constraint imposed by the narrower benches has resulted in a target of 4,750 t/h compared with an earlier target of 5,000 t/h, for shovel productivity. Phase 4 North can be seen in Figure 5.16-1, included in
Section 5.16.1.1, where three shovels are working in relatively close proximity.

In an effort to release ore in a timely manner, in order to achieve and maintain the increased ore production rate, the current 2002 LOM Plan requires activity on a large number of benches per year, up to as many as 14, which typically would be deemed excessive.

Re-scheduling of the phases has rendered improvements in the ore release during the first three years of the plan. However, in year 2007, a major push-back of waste is required, in Phase 8, resulting in reduced ore production. This necessitates more stockpile recovery, at lower grade, to fill the mill and, thus, results in an annual lower mill feed grade and reduced economic performance. Continuing planning efforts are being made to reschedule the pit phases in order to smooth out the waste removal and ore release from Phases 6, 7 and 8, over that period. These efforts are fully supported by Micon, since the potential economic gain in fiscal year 2007 is significant. Figure 5.16-5, below, illustrates sources of material movement over the mine life.

                                  FIGURE 5.16-5
                                MATERIAL MOVEMENT

[GRAPHIC APPEARS HERE]

Pioneering, currently, is a constraint. Purchase of smaller equipment, or hiring of a suitable contractor needs to be considered in order to improve the rate of pioneering, i.e., the excavation of the slopes of the surrounding mountains.

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5.16.1.3      MINE FLEET REQUIREMENTS

The mine utilises large-scale open pit mining equipment. The loading fleet consists of four Bucyrus 495 electric rope shovels, with 42-m/3/ buckets, which are supported by two L1800 Le Tourneau front-end loaders, of 25-m/3/ bucket capacity. MAA proposes to replace one of the L1800's with a CAT 994-sized front-end loader in the second half of fiscal 2003. The replacement is due to the age of the machines and their declining availability. The loader fleet is primarily used for blending and pioneering purposes.

The truck haulage fleet currently consists of 36 CAT 793, mechanical drive trucks, of 220-t capacity. Currently the operation is under-trucked, in that the shovel capacity exceeds haulage capacity. Accordingly, in order to compensate for longer haul distances at depth, an additional six trucks, of similar capacity, will be purchased in fiscal year 2004.

Four electric-powered Ingersoll Rand DMH units drill blastholes on 17-m bench heights, with two Ingersoll Rand DMM2 drilling smaller diameter blast holes, which are required for pioneering activity and final wall "limit" blasting. As discussed above, the need for accelerated pioneering development may require additional equipment resources.

An ancillary fleet consisting of track dozers, graders, rubber-tired dozers and water carts keep the bench and dumps surfaces smooth and on grade. This fleet also constructs ramps, maintains hauls roads and undertakes pioneering activity for the development of the upper pushback benches.

The mine utilises a dispatch system for production optimization and control, as well as a reporting/data collection system. The dispatch operator carries out real time trucking optimization to ensure that the shovels are appropriately trucked both via automated haulage resource allocation and by discretionary "override" allocation. Future planning assumes that cost-effective dispatching occurs and, additionally, that all mobile ancillary equipment (water carts, graders, and wheel dozers) are fitted with low precision global positioning systems for management of this ancillary fleet.

The LOM fleet requirements are shown in Table 5.16-1

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                                  TABLE 5.16-1
                        LOM MINING EQUIPMENT REQUIREMENTS

FLEET DESCRIPTION                 FY2003   FY2004    FY2005   FY2006   FY2007   FY2008   FY2009   FY2010  FY2011  FY2012
------------------------------------------------------------------------------------------------------------------------
DMH Production Drill                  4        4        4        4        3        2        2        2
DMM2 Secondary Drill                  1        2        2        2        2        2        2
ECM 690 Development Drill             1        1        1        1        1
BE495 Rope Shovel                     4        4        4        4        4        2        2        2        2        1
Front End Loaders L1800/994           2        2        2        2        2        2        1        1        1        1
CAT 793 Haul Truck                   36       40       42       42       42       25       19       18       11       10
D10 Track Dozer                       5        5        4        4        4        2        2        2        2        1
DI I Track Dozer                      1        1        1        1        1        1        1        1        1        1
Grader Grader                         5        5        5        5        5        3        3        3        3        2
CAT773 Water Truck                    3        3        3        3        3        2        2        2        2        1
CAT 834 Wheel Dozer                   2        2        2        2        2        1        1        1        1        1
Tiger 690 Wheel Dozer                 2        2        2        2        2        1        1        1        1        1
Aux Wheel Loader                      3        3        3        3        3        3        3        3
330LME                                1        1        1        1        1        1        1        1
350 Rock Breaker                      2        2        2        2        2        2        2        2
Civil Equipment                       1        1        1        1        1        1        1        1
CAT D6 Equipment                      4        4        4        4        4        4        4        4
Ancillary Equipment                   1        1        1        1        1        1        1        1
Total                                78       83       84       84       83       55       48       45       24       19

5.16.1.4     MAINTENANCE

Equipment maintenance recently has received management attention in an effort to increase availability. Availabilities for fiscal 2002 and the 2002 LOM Plan expectations are presented in Table 5.16-2, below.

                                  TABLE 5.16-2
                          MAJOR EQUIPMENT AVAILABILITY

AVAILABILITY     FY 2002 ACTUAL    FY 2002 BUDGET      2002 LOM PLAN
--------------------------------------------------------------------
Shovels             87.4 %             89.0 %              89.0 %
Trucks              85.9 %             89.0 %              89.0 %

It was reported that maintenance could be the "Achilles heel" in the production process and that continued attention is required.

Truck maintenance consists of 27 trucks maintained by Macrosa, under a "MARC" agreement, and nine trucks maintained by MAA. The MARC agreement is based on 60,000 hours per truck, although a formal agreement with Macrosa/Caterpillar, in January, 2002, has now specified the termination dates, being July 31, 2005 for the 793B fleet, and July 31, 2006 for the 793C fleet. After that time, the trucks will be maintained by MAA, unless otherwise agreed.

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Shovel maintenance is performed by Bucyrus, under a MARC agreement, which covers the four Bucyrus 495 shovels. A revised term for the MARC agreement provides for 60,000 hours per unit. Currently the fleet average is at approximately 30,000 hours, which means that the first shovel will terminate around 2007, with others following, unless otherwise agreed with Bucyrus. The renegotiated agreement also ensures a 5 % reduction in the overall cost rate.

The ancillary equipment is maintained primarily by MAA, with only six pieces of equipment currently maintained by Macrosa, under the MARC agreement. Macrosa currently maintains three CAT 773 water carts, two CAT D10's and one CAT 988 loader, all of which are due to reach the agreed termination of 30,000 hours in the second half of fiscal 2003. MAA's strategy, from the termination date onward, is for the equipment to be maintained by MAA.

The loader fleet, consisting of two L1800 units, is maintained by MAA. The loaders are used in the pit, stockpile re-handle and in pioneering development. The average fleet life, currently, is some 30,000 hours, with the main concern for MAA being the high cost of operation, parts and the demonstrated poor availability. It is planned to purchase a CAT 994 front-end loader, or similar, to support operations.

MAA, Macrosa and Caterpillar have made commitments to ensure that the equipment fleet is supported by all parties. Issues under resolution include component rebuilds, workmanship, quality control on major components and also guarantee of parts supply by Macrosa. Currently MAA, Caterpillar and Macrosa are working together to resolve all of these issues and ensure that the availability targets of 89 % are reached for the LOM Plan.

5.16.1.5     SUMMARY

In summary, based on visual inspection and review of performance data, it is Micon's opinion that the operation is being conducted in a satisfactory manner. The open pit has been developed and operated over several years and with attendant improvement is reaching on-going steady state routine processes. While it is evident from discussions with responsible MAA personnel that several challenges exist and which require attention, no major impediments were identified that, in Micon's opinion, would prevent the achievement of MAA's mining production and cost targets.

5.16.2     MILLING OPERATIONS AND RECOVERABILITY

5.16.2.1     PROCESS DESCRIPTION

The original plant uses a conventional porphyry copper flotation circuit with proven, large scale equipment. The plant produces two products, a copper flotation concentrate, containing the major gold credit, and dore bullion from gravity recovery of coarser free gold. The original design capacity was 80,000 t/d with a utilisation of 94 %, equivalent to 29.2 million t/y. Provision was made for expansion to 100,000 t/d by the addition of a third grinding line, in order to maintain metal production as the ore grade decreases.

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Based on its strategic planning, MAA has increased the capacity of the original plant to approximately 100,000 t/d by the addition of the third grinding circuit, albeit using smaller equipment than that already installed. The expansion also included a pebble crushing circuit to handle critical size material from the SAG mills, of which some 1 to 1.5 million t, at 0.4 % Cu, already had been accumulated. The planned utilization for fiscal year 2003 is 93 %, increasing to 94 % in fiscal 2007.

MAA expects that the ball mills will become the limit to throughput with the expanded circuit, particularly on softer ore. Micon understands that the rougher flotation section has sufficient capacity for the increased throughput. Although the cleaner flotation circuit is a constraint to feed metal, this will not be a problem except on the softest, high grade ore, as lower ore grade will compensate for the increased throughput. MAA has not identified any other areas that require expansion, although it acknowledges that increased utilization is required in most areas.

A flow diagram for the process plant is shown in Figure 5.16-6 with a brief description as follows.

The mined ore is crushed in a 1,540 mm by 2,770 mm gyratory crusher. The crushed ore is conveyed 1.7 km to an 80,000 t live capacity stockpile. The ore is drawn from the stockpile by apron feeders to conveyors feeding three parallel grinding circuits. The two original grinding lines each consist of an 11-m diameter, 5.14-m long SAG mill and two 6.1-m diameter, 9.34-m long ball mills operating in closed circuit with hydrocyclones. The third grinding line, which was commissioned in August, 2002, consists of a 8.53-m diameter, 4.27-m long SAG mill and a 5.03-m diameter 8.84-m long ball mill, both of which are reconditioned second-hand units. It has been the practice to remove and stockpile the minus 35-mm critical size pebbles from the SAG mill discharge when processing harder ores with lower throughput rate. A circuit was commissioned in August 2002 for crushing the stockpiled pebbles and the newly generated pebbles, as required. The pebbles are conveyed via a surge bin to a crusher operating in open circuit and the crushed pebbles will be conveyed via a surge bin to each of the three SAG mill feed conveyors.

SAG and ball mill discharge is pumped to a cluster of hydrocyclones, one cluster for each ball mill. Hydrocyclone underflow discharges to the ball mill feed, with a minor proportion diverted via two centrifugal gravity concentrators for each cluster, for removal of coarser free gold. Hydrocyclone overflow at 80 % passing 150 um gravitates to the flotation circuit. The gravity concentrate is transferred to the secure gold room for further cleaning and smelting with fluxes to bullion.

After conditioning with reagents, the hydrocyclone overflow passes to the rougher flotation circuit consisting of 32 100-m/3/ mechanical flotation cells. MAA has concluded that there is sufficient rougher cell capacity to accommodate the increased throughput. Rougher concentrate is reground in one or two 5.0-m diameter, 7.32-m long ball mills operating in closed circuit with hydrocyclones, and centrifugal gravity concentrators for further free gold recovery. The reground rougher concentrate passes to the cleaner flotation section, consisting of 14 pneumatic

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                               PROCESS FLOWSHEETS
                           CREADO por PABLO L. GOMEZ
                                 FIGURE 5.16.6

[GRAPHIC APPEARS HERE]

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flotation cells arranged for two stages of cleaning and a cleaner scavenger, all in closed circuit. The concentrate from the second stage cleaner is the final product and the tailings from the cleaner scavenger are now recirculated to the rougher circuit, although as commissioned these cells operated in open circuit producing final tailings.

Final concentrate is thickened to 63 % solids in two 30-m diameter thickeners for storage in surge tanks before being pumped via a 316-km long, 175-mm diameter pipeline to MAA's filter plant near Tucuman. Positive displacement pumps at the mine site and two booster stations elevate the concentrate to a high point from where it flows by gravity 150 km to the filter plant. Sustaining and environmental work on the pipeline remains a significant capital cost throughout the life of the mine. At the filter plant, the concentrate is stored in surge tanks and thickened prior to three 120-m/3/ continuous belt filter presses, which reduce the moisture content to 7.5 %. The filters discharge to a storage building, where a front-end loader reclaims the filter cake for rail transport 830 km to the port near Rosario. MAA owns the locomotives and wagons used for rail transport, but the rail system operator runs them under contract. MAA owns and operates the ship loading facility, on the Rio Parana, at Rosario.

Tailings from the process plant flow by gravity pipeline for 8.5 km to an engineered, centreline dam constructed across the Vis Vis canyon. Distribution is effected by spigotting along the upstream face of the dam. Supernatant water is pumped back to the process plant and seepage is collected downstream of the dam and pumped back. The dam is raised using waste rock with a core of selected material and remains a significant capital cost throughout the life of the mine. MAA retains Knight Piesold as its consultant for tailings dam management and construction quality control

The concentrator, concentrate pipeline and tailings facilities constitute the Processing Department. The filter plant and port facilities, including rail operations and sales and marketing, constitute the Concentrate Logistics and Marketing Department.

During its inspection of the concentrator and associated facilities, Micon observed that equipment condition and housekeeping were generally excellent and gave every indication of a well-managed operation. Based on information provided by and discussions with MAA, it appears that manning levels, operating, maintenance and metallurgical accounting procedures, and the range and quantity of consumables, operating spares and insurance spares retained on site and on consignment are appropriate for the nature of the operation.

5.16.2.2     PERFORMANCE

Metallurgical performance from 1999, the first full year of operation, generally met feasibility expectations, albeit at higher feed grades than the LOM average. By fiscal year 2001, copper recovery had increased from 87.2 % to 89.6 % and concentrate grade increased from 26.1 % Cu to 27.8 % Cu, with total gold recovery in excess of 72 %.

Poor SAG mill availability has affected average throughput, although it appears that the SAG mills and the flotation cleaner circuit have been capacity constraints. The daily rate in 1999, at

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81,614 t/d exceeded design. However, in 2000 and 2001 it was below design, at
75,932 t/d and 76,863 t/d respectively, due to low SAG mill power efficiency and utilization, together with harder ore. These problems appear to have been related primarily to the design and excessive breakage of the liners. MAA has implemented changes into this and other areas of grinding circuit operation and maintenance planning. This program is ongoing, but has already resulted in significant improvements in throughput and utilization.

Key process performance indicators for the fiscal year ended June, 2002 and for the current fiscal year to September, 2002 are shown in Table 5.16-3

                                  TABLE 5.16-3
                              PROCESS PERFORMANCE

                         FISCAL YEAR       FISCAL YEAR 2002/2003     FISCAL YEAR
                          2001/2002           TO SEPTEMBER 2002       2002/2003
                     -----------------------------------------------------------
                       ACTUAL      PLAN      ACTUAL        PLAN         PLAN
                     -----------------------------------------------------------
MILL FEED
Total, thousand t      29,477     31,398      8,033         8,898     36,640
Gold Grade, g/t          1.03       0.95       0.78          0.73       0.72
Copper Grade, %          0.73       0.67       0.62          0.62       0.61
Utilization, %          92.57      92.68      90.73         88.59       93.1
Rate, t/d              80,759     86,022     87,315        96,717    100,384
RECOVERY
Gravity Gold, %           5.0        3.9        6.1           5.1        5.1
Total Gold, %            77.5       73.7       79.5          75.1       75.0
Copper, %                92.6       90.3       92.2          92.2       92.1
Concentrate, g/t Au      30.5       30.4       27.5          25.1       25.1
Concentrate, % Cu        27.6       27.7       27.3          27.6       27.7
UNIT COST
Ore milled, US$/t        2.22       2.58       1.92           2.4         NA

The improved ore throughput, utilization and metal recoveries all reflect MAA's program of changes and expansion, albeit that the latter was scheduled for start-up during fiscal 2002. Both the third grinding line and the pebble crushing circuit were commissioned by the end of August, 2002. Micon understands that design throughput and product sizes are being achieved although, at the time of Micon's visit, the pebble crushing circuit had not operated on the SAG mill discharges, pending materials handling modifications, which were reported to be in hand.

In addition to the grinding circuit modifications already implemented, in its May, 2002 LOM Plan MAA has outlined comprehensive plans for work in the following areas:

       .  Grinding circuit operation and maintenance.
       .  Flotation circuit copper and gold recovery.
       .  Gravity gold recovery.
       .  Reagent handling and feeding.
       .  Concentrate thickening and storage.
       . Concentrate pipeline operations, maintenance and risk management. . Tailings disposal.

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       .  Safety management.
       .  Maintenance management.
       .  Operations and maintenance staffing and supervision.

MAA indicated that it expects that further improvements in throughput, metal recoveries and operating costs, over and above those incorporated into its May, 2002 LOM Plan, should result from much of this work.

Based on the results of the reported metallurgical testing, reported plant performance to date and its own observations, Micon considers that the process metallurgical and cost inputs to the ore reserve calculations, MAA's May, 2002 LOM Plan and Micon's LOM Plan cash flow analysis are valid. Annual variations in the LOM plan inputs reflect the expected metallurgical response of the orebody, particularly harder and lower grade and gypsum bearing ores.

5.16.3       MARKETS

MAA's objective is to sell 90 % to 95 % of its concentrate production through frame contracts, with the balance for sale into the spot market. This should reduce the annual average treatment and refining charges and should provide short-term flexibility of production, sales and revenue against budget.

Sales and marketing operate from the port facilities, with a specialist consultant being retained for annual contracts exceeding 30,000 t, and MIM Japan retained through a negotiated sales agency agreement for annual contracts into the Far East and for general market intelligence in this region.

Micon considers that there should be no difficulty in marketing MAA's concentrate at the terms used in the 2002 LOM Plan and Micon's LOM plan cash flow analysis.

5.16.4       CONTRACTS

MAA employs several outside sources under contractual agreements, the principal of which are described below.

5.16.4.1     MINING

Mine haulage trucks and some ancillary equipment are maintained by Macrosa under a MARC agreement. Currently the contract involves 27 haulage trucks, with nine trucks maintained by MAA. The MARC agreement is based on 60,000 hours per unit, although a formal agreement with Macrosa/Caterpillar in January, 2002 has now specified the termination dates which are July 31, 2005 for the 793B fleet and July 31, 2006 for the 793C fleet. From then onwards, the trucks will be maintained by MAA, unless otherwise agreed.

MAA, Macrosa and Caterpillar have made commitments to ensure that the equipment fleet is supported by all parties. Issues under resolution include component rebuilds, workmanship,

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quality control on major components and also guarantee of parts supply by
Macrosa. Currently MAA, Caterpillar and Macrosa are working together to resolve all of these issues and ensure that the availability targets of 89 % are reached for the LOM.

Shovels at Alumbrera are maintained by Bucyrus under a MARC agreement, which involves the four Bucyrus 495 shovels. The current term for the MARC agreement provides for 60,000 hours per shovel. Currently, the fleet average usage is approximately 30,000 hours, which means that the first shovel will terminate around 2007, with the others following thereafter, unless further agreement with Bucyrus is reached. The renegotiated agreement also ensures a 5 % reduction in the overall rate.

Currently, only six units of ancillary equipment are maintained by Macrosa, under the MARC agreement. These are three CAT 773 water carts, two CAT D10's and one CAT 988 loader, all of which are due to reach the agreed termination of 30,000 hours in the second half of fiscal 2003. The 2002 LOM strategy, from the termination date onward, is for the equipment to be maintained by MAA.

5.16.4.2     POWER

A maintenance and service contract for the supply of electrical power from the National Grid, which has been in place for the last two years, recently has been renewed for another five years.

5.16.4.3     CONCENTRATE SALES

As at May, 2002, MAA reported that it had thirteen frame contracts in place, including three with traders and three (two traders and one smelter) additional long-term contracts, established to cater to the increased production scheduled by the LOM Plan. The lowest annual commitment is for 10,000 to 40,000 t and the largest is for 100,000 t. The earliest contract expiry date is December 31, 2003 and the latest expiry date is September 30, 2008. Smelter locations are in Europe, India, the Far East, Canada and Brazil.

5.16.4.4     CONCENTRATE LOGISTICS

Nuevo Central Argentino (NCA), the railroad concessionaire, is under contract to operate MAA's concentrate trains between Tucuman and Rosario. The NCA contract is based on a peso per cycle rate and will be renegotiated due to the devaluation of the peso. MAA has a separate, US dollar based, contract with Siemens for maintenance of the locomotives and wagons.

Port operation and maintenance is currently performed by Terminal 6 S.A. (T6). MAA and T6 have two contracts in place, one for port operations and the other for a project lifetime land lease agreement. The annual land lease payment depends on whether T6 operates the port. The T6 contract also will be renegotiated due to the devaluation of the peso.

Shipping contracts are established annually, currently under consultation with Anderson Hughes in Buenos Aires, which is part of the same company used by MIM.

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5.16.5     ENVIRONMENTAL CONSIDERATIONS

5.16.5.1     PERMITTING

Micon's understanding of the current status of the project's environmental liabilities and permits is based on information provided by MAA. Micon did not review a full suite of documentation regarding environmental liability and permitting. The required legislation in Argentina, currently, is not developed to the extent in other countries.

The main environmental permit is the original EIR, which was prepared to 1988 World Bank guidelines and was approved in 1997 as part of the project approval process. The EIR must be updated bi-annually as two separate reports for approval by the Tucuman and Catamarca provincial authorities. Micon understands that the 2001 EIR update was received and accepted by the provincial authorities. Other statutory environmental controls are the water license associated with the fresh water supply from Campo Arenal (Catamarca) and the filter plant discharge license (Tucuman).

In addition to the direct statutory controls, the UTE agreement and requirement for consultation with YMAD on strategic issues, including closure, impact on environmental management. The port facility is within the limits of and in conjunction with the operator, Terminal 6.

Third party auditors are utilized to review key environment areas such as tailings storage facility design, construction and management. Through MIM and the other shareholders, MAA conducts regular audits of its environment programs to ensure that corporate, community and statutory standards have been adequately identified and are being adhered to.

5.16.5.2     COMPLIANCE

Under the terms of the UTE agreement, commitments made in the EIR reside with MAA. In response to these commitments, MAA currently is implementing a revised Environmental Management System. Various initiatives have been taken, and are ongoing, to ensure compliance which is demonstrated by routine monitoring of air and water quality against background levels. Micon understands that the incidence of non-compliance has been generally excellent and it is considered that MAA is addressing the main issues in an appropriate manner.

Of particular significance is the commitment to zero discharge, which is implemented by intercepting and pumping back surface and near surface groundwater downstream of the tailings storage facility. Despite design considerations, a seepage plume has developed in the natural groundwater downstream of the facility, albeit currently well within MAA's concession, due to the area's complex structural geology. A series of pump back wells have been established to capture the seepage, which is characterized by high levels of dissolved calcium and sulphate. The pump back wells will be augmented over the life of the mine in order to contain the plume within the concession and monitoring wells will be provided for the Vis Vis River. Based on the

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latest ground water model, the pump back system will need to be operated for several years after mine closure.

The other potentially significant environmental risk lies with the concentrate pipeline. This pipeline crosses areas of mountainous terrain, significant rivers, high rainfall and active agriculture. Any rupture of the pipeline would pose an environmental risk from spillage of concentrate. Subsequently, control structures and river crossing protection have been, and continue to be, installed in order to minimise the risk of breakage and spillage, a program of geotechnical inspection has been implemented to monitor landslide risk areas, and routine physical surveillance of the pipeline route is carried out.

5.16.5.3     RECLAMATION AND CLOSURE

Although the fixed assets of the project revert to YMAD on final termination of commercial production, MAA is legally responsible for reclamation and closure costs in its capacity as operator of the UTE. MAA is committed to stabilizing tailings and waste rock against potential acid generation and water pollution and, to this end, is conducting progressive rehabilitation on the tailings storage facility and waste rock dumps. Other activities that have been committed to include contaminated land remediation, removal and stabilization of potentially acid generating road base material, securing pit safety and closure of infrastructure. The ultimate requirement is to achieve final landforms that do not require MAA's presence post closure.

MAA has prepared an Interim Mine Closure Plan in response both to commitments in the EIR and to meet the requirements of those existing shareholders who are signatories to the Australian Minerals Council Code for Environmental Management. MAA's closure planning is an ongoing process that is refined as operations plans are revised and operational and monitoring data are evaluated. Closure costs are revised on an annual basis. Micon considers that the assumptions used have given appropriate consideration to the full potential cost of closure, including complete rehabilitation of all project areas.

Ongoing rehabilitation is recognized as part of routine operations and associated costs are included in the project's financial plan. Testing is being completed in order to generate information regarding the potential for acid generation from waste materials, and initial testing of capping materials has been completed. Progressive rehabilitation commenced in 2002, with the placement of barren core material on final batters of the northwest waste dump. Micon considers that MAA has an appropriate acid rock drainage management plan.

5.16.5.4     BOND-POSTING

MAA makes provisions for reclamation and closure in its May, 2002 LOM Plan, annual profit and loss statements and balance sheets, and in the final year cash flow statement. However, Micon understands that MAA is not required to post a bond and no cash provisions are being made.

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5.16.6     TAXES

Two forms of taxation are borne by MAA, namely, income tax and IVA tax. The latter a value added tax, similar to the Canadian Goods and Services Tax (GST) and applicable to purchases at a rate of 21 %. Full reimbursements are available to mining companies. A net reimbursement, over the life of the mine, of US$23.5 million is included in the projections of cash flow.

The mining industry in Argentina pays income tax at a rate of 30 %, as compared to 35 % for other industries. This rate is protected under a "Fiscal Stability Regime", which also provides for favoured treatment in terms of special deductions for interest paid on foreign loans.

After the devaluation of the Argentine peso in January, 2001, the Senate introduced a resolution supporting the continuance of the "Fiscal Stability Regime". The following explanatory paragraphs are quoted from the 2002 LOM Plan.

          "In May 2001 the Senate passed a resolution relating to the following issues

                    . As a result of the accelerated depreciation under the Mining Investment Law, tax losses would not be lost by expiration if not utilised in the 5 year allowable time.

                    . Fiscal stability on Income Tax withholding rates on interest paid to off-shore banks and shareholders

                    . Fiscal stability withholding on distribution of income provided that no income tax has been paid on such income by MAA

          "The official gazetting of this law is still pending confirming the above, however MAA's 2001 income tax affidavit was lodged applying these changes. Further discussions on this law are not expected; the formal signing is currently in the backlog of administrative issues pending within the government.

          "As a part of the introduction of the Emergency Exchange Reform Law 25661, the government granted a tax concession to companies realising losses on translating monetary USD items to pesos. This deduction is to be taken over a 5 year period."

The section on taxation in the MAA 2002 LOM Plan is quoted in full as Appendix II to this report.

In its 2002 LOM Plan projections of cash flow, MAA has assumed the taxation treatment applicable under the "Fiscal Stability Regime". Similarly, Micon has assumed an income tax rate of 30 % in its estimates of cash flow, included in the economic evaluation section of this report, and has utilised the available Tax Loss schedule computed by MAA. Some simplifying assumptions have been made in Micon's estimates of taxation, which, while in total are greater, but not materially different, than those included in the MAA 2002 LOM.

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Potential changes to the tax regime, resulting from the current Argentine political, economic and social crisis, are a risk to the estimated levels of future cash flow. However, it is not expected that any increased taxation would have a material effect on the value of the property, given the current fully developed stage of the operations and the high levels of projected annual cash flows. Also, it was reported by MAA that other major international companies have told the Argentine Government that elimination of the "Fiscal Stability Regime" would affect their decisions on future investments in the Argentine minerals industry.

5.16.7     CAPITAL AND OPERATING COST ESTIMATES

5.16.7.1     CAPITAL COSTS

The Bajo de la Alumbrera project was commissioned in 1998 after the expenditure of some US$1.233 billion of project development capital. After additional capital expenditure of some US$79 million in 1999, on-going annual sustaining and project capital has been expended since that time at a rate of approximately US$26 million per fiscal year.

Some US$29 million was expended in fiscal 2000, followed by US$18 million and US$30 million, in fiscal 2001 and fiscal 2002, respectively, and with a further US$28 million forecast to be spent in fiscal 2003. Of the fiscal 2003 capital only US$5 million represents expansion capital, for completion of the mill expansion, with the remainder allocated for on-going sustaining capital. As at the end of September, 2002, some US$7.4 million of the total for fiscal 2003, had been expended.

Micon has accepted the MAA estimates of capital expenditure as input to its cash flow model. Micon has included closure cost as a capital expenditure of some US$23 million, in year 2012, in dollars of 2002 value. It is understood that closure costs will be incurred after operations cease; this simplification renders a minor degree of conservatism to the economic evaluation. The capital estimates included in the Micon estimates of future annual cash flows are presented below in Table 5.16-4

                                  TABLE 5.16-4
                             MAA CAPITAL EXPENDITURE
                                  2003 TO 2012
                           (US$ MILLION OF 2002 VALUE)

ITEM                     2003      2004      2005      2006      2007      2008      2009      2010      2011      2012     TOTAL
----------------------------------------------------------------------------------------------------------------------------------
Mining                     8.2      13.6      10.3       4.8       4.2       5.1       1.7       2.1                          50.1
Tailings Dam               2.6       2.8       2.8       2.4       2.4       2.3       2.3       2.2       2.2       0.1      22.1
Concentrator               5.5       3.3       2.6       1.8       1.6       2.1       1.3       1.4       2.1       1.8      23.5
Administration             5.7      0.29      0.28      0.32      0.14       0.3      0.13      0.15      0.05                 7.3
Filter Plant,
 Rail, Port               0.84      0.69      0.22      0.19      0.15      0.08      0.81      0.35      0.16      0.05       3.5
Mill Expansion             5.0                                                                                                 5.0
Closure Cost                                                                                                        23.5      23.5

Total/1/                  27.9      20.6      16.2       9.5       8.4       9.9       6.3       6.3       4.5      25.5     135.0

/1/ Totals may not add due to rounding

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MINING

The major items of capital expenditure for mining consists of the purchase of loaders and haul trucks, as described in Section 5.16.1, which will be expended over the next three years. Other significant expenditures are required for pit dewatering wells, to be drilled and installed on a regular basis over the pit life. The balance of capital provides for geotechnical drilling and monitoring, GPS units for dispatch, and replacement of ancillary equipment.

PROCESSING

The Processing Department capital budget consists of improvement and sustaining projects, some of which are ongoing for several years, particularly those associated with the tailings dam, the concentrate pipeline and the reclaim water system. Major items in the fiscal year 2002/2003, with a total budget of US$5.5 million, in order of cost are as follows:

          .    Tailings dam construction stage nine.

          . Concentrate pipeline. This is a sustaining project in an area of high business interruption and environmental risk, involving river-crossing defences, landslip control and maintenance and, possibly, an emergency pump station.

          . Reclaim water system replacement. This is an improvement project for reduction of fresh water usage by maximizing the recycle of process water from the tailings dam.

          .    Grinding and gravity circuit operating improvement items.

          .    Grinding circuit and tailings dam maintenance sustaining items.

          . Spare ball motor stator. The absence of a spare ball mill motor has been identified as a major business interruption risk.

In addition to the above items, the May, 2002 LOM Plan provides further sustaining capital of US$37.5 million from 2004 to 2012 for tailings dam construction and the concentrator, and for sustaining capital of US$3.5 million from 2003 to 2012 for the filter plant, rail and port facilities.

ADMINISTRATION

The major items of capital expenditure included in the Administration accounts, for fiscal 2003, cover requirements for camp enhancements and upgrades to IT systems and hardware replacement. In addition to these items, the 2002 LOM Plan provides further sustaining capital of US$1.6 million, from 2004 to 2011, for camp refurbishments, periodic airport and airstrip upgrades and other miscellaneous items.

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Based on its observations and discussion with MAA management, Micon believes that the capital provisions for the mining, process and other facilities in the LOM Plan and, as used in Micon's LOM cash flow analysis, are adequate.

5.16.7.2     OPERATING COSTS

The current on-site operating costs were compared with estimates included in the 2002 LOM Plan cash flow estimates, and which have been used as a basis for estimating the costs in the Micon cash flow projections provided in the economic evaluation section of this report. These costs are included in the projections of cash flow under the functional headings of mining, concentrator and pipeline, filter plant and administration.

Operating costs have been significantly influenced by the depreciation of the Argentine peso, in January, 2002, and the impact of this is still being realised. Prior to that date, for ten years the peso had been fixed at parity with the US dollar. Since floating against other currencies, the Argentine peso to the US dollar currently is at a rate of 3.5:1. In its cost estimates included in the 2002 LOM Plan, MAA has assumed 100 % inflation of the peso for fiscal year 2003, with zero inflation (i.e., constant peso rates) thereafter. Actual inflation in Argentina subsequent to the preparation of the 2002 LOM Plan, has been significantly less than the projected annual rate. At the time of the Micon site visit in October, 2002, it was reported by responsible MAA personnel that inflation had reduced from levels prevailing earlier in the year.

The MAA Monthly Performance Report for September, 2002, recorded a monthly inflation of 2.3 % and a year-to-date total for the first quarter of the fiscal year 2003, July to September, of 12.15 %. As a result, the actual costs in US dollars for on-site, concentrate pipeline and rail, port, ship loading and marketing costs, up to on-board ship (FOB), were US$4.62/t milled, some 15 % below the budget estimate of US$5.44/t milled.

Table 5.16-5, below, compares actual operating costs for fiscal year 2002 with the average LOM estimates used in Micon's economic analysis, included in Section
5.16.8 of this report.

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                                  Table 5.16-5
     ACTUAL OPERATING COSTS FOR FISCAL YEAR 2002 COMPARED WITH LOM ESTIMATES

                                                             2002             2002      FISCAL YEAR        LOM
                                                           1ST HALF         2ND HALF      2003 LOM       AVERAGE
                                                         ----------------------------------------------------------
Mine Unit Cost                        US$/t moved                 0.72           0.61           0.71           0.72
 Mine Costs                           US$ '000s                 42,376         35,582         82,088        620,468
 Concentrator & Pipeline Unit Cost    US$/t milled                2.66           2.20           2.36           2.46
 Concentrator & Pipeline Cost         US$ '000s                 38,621         33,670         86,382        897,830
 Filter Plant Unit Cost               US$/t milled                0.07           0.05           0.05           0.05
 Filter Plant Cost                    US$  '000s                 1,060            823          1,965         17,310
 Administration Unit Cost             US$/t milled                0.68           0.48           0.52           0.55
 Administration Cost                  US$  '000s                 9,852          7,012         18,966        199,704

 Total FOR Unit Cost                  US$/t milled                6.29           4.84           5.17           4.76
 Total FOR Cost                       US$  '000s                91,909         74,087        189,402      1,735,313

 Rail, Port & Marketing Unit Cost     US$/t milled                0.48           0.36           0.31           0.29
 Rail, Port & Marketing Cost          US$  '000s                 6,982          5,200         11,384        106,475

 Total FOB Unit Cost                  US$/t milled                6.77           5.18           5.48           5.05
 Total FOB Cost                       US$  '000s                98,890         79,286        200,786      1,841,788

 Sea Freight Unit Cost                US$/DMT sold               30.44          30.75          31.07          31.07
 Sea Freight Cost                     US$  '000s                10,434         11,543         23,079        192,482

 Total Unit Cost, Incl Sea Freight    US$/t milled                7.48           5.93           6.11           5.58
 Total Costs, Incl. Sea Freight       US$ '000s                109,324         90,829        223,865      2,034,271

5.16.7.3     MINE OPERATING COSTS

The mine will continue to be dominated by high haulage costs associated with a deepening pit and increasing haul distances. Drilling, blasting and loading unit costs remain relatively constant over the life of the mine, with total costs being volume dependent.

The largest components of the LOM operating costs include contractors' maintenance (MARC), diesel oil and grease, explosives, tyres, labour and components/spare parts for self perform maintenance, which collectively make up 76 % of all mine expenditure.

Tire costs average 7 % of the mine operating costs, representing a large proportion of the budget. The expected tire life of 5,000 hours is aggressive and its achievement will require diligent management attention.

Costs associated with self perform maintenance of trucks and ancillary equipment (9 % of total costs), such as components and spare parts (i.e., engines, power train and transmissions, drive trains, and hydraulics), increase with time. This is due to MAA gradually taking over responsibility for the maintenance of equipment from the MARC agreement with Macrosa.

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The LOM explosives costs include the considerable savings realised from the recent MIM group agreement with Orica and the benefits from the dewatering program which has significantly reduced the use of wet product explosives.

It is recommended that further detailed cost reporting be introduced to provide mine management with an enhanced ability to effect cost controls.

5.16.7.4     PROCESSING COSTS

MAA has included processing operating costs equivalent to an average unit cost of US$2.5/t of ore milled over the life of the mine. Based on actual fiscal year 2001/2002 and fiscal 2002/2003 year to September, 2002 costs, and allowing for MAA's inflation and exchange rates, Micon considers that the budgeted cost is reasonable.

ADMINISTRATION

Administration costs are projected to increase in 2004, related to enhanced camp facilities and, in real dollar terms, to remain constant thereafter.

5.16.7.5     OTHER COSTS

Other off-site costs are incurred for transport of concentrate. The MAA forecast costs, of US$11.63/t of wet concentrate, for rail transport to, and ship-loading at, Rosario, with sea freight costs averaging US$31.07/t of wet concentrate.

Provincial and YMAD royalties are also imposed in addition to site and off-site costs. The Provincial royalty currently paid is some 2 % of net revenue after deduction of off-site smelter and refining charges. The YMAD royalty is 20 % of cash flows after all costs, debt service and recovery of initial productive capital expenditure. The projected base case cash flows do not trigger any payments of this royalty. Micon's estimates of annual cash flows, with base case metal prices increased by 10 %, indicate small payments commencing in 2010. However, in order to assist the local community, MAA has agreed to pay to YMAD an advance of US$10 million, to be deducted from future royalty payments. A final US$2 million of this amount is scheduled to be paid in fiscal 2003.

Micon considers that the process used by MAA for estimating future operating costs is sound. The operation has reached a relatively steady state condition which facilitates reliable cost forecasting, while the economic parameters outside the control of operating management remain stable. Accordingly, based on actual fiscal year 2001/2002 and fiscal 2002/2003 year to September, 2002 costs, and allowing for MAA's assumed inflation and exchange rates, Micon considers that the budgeted costs are reasonable.

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5.16.8     ECONOMIC ANALYSIS

5.16.8.1     METHOD OF EVALUATION

The overall economic potential of the MAA operation has been evaluated using conventional discounted cash flow techniques, as described previously in Section
4.16.8 of this report, which discussed the economic evaluation of the PGM operations. This procedure has been used for the purpose of estimating the financial returns expected to accrue to WRM as the owner of 25 % of the MAA mining, processing and concentrate transportation operations.

The relevant estimates of production, revenue and cost, including overhead and taxes, used to compute estimates of future annual cash flow, have been discussed within the preceding chapters of this report and are summarized below.

All monetary amounts are expressed in constant US dollars of third quarter, 2002 value. Given the current estimate of ore reserves, the life of the operation is expected to be 10 years, up to 2012.

Recent project performance is compared with projections for the fiscal year 2003 and the LOM Plan averages in Table 5.16-6, below:

5.16.8.2     RESOURCES AND RESERVES

The estimates of cash flow are based on mineral reserves as described above, in
Section 5.14, above.

The June 30, 2002 proved and probable mineral reserve estimates, as discussed earlier are reported by MAA as 370.4 million t, grading 0.51 % Cu and 0.60 g/t Au. This reserve is estimated to support milling at a rate of some 37 million t/y, or slightly in excess of 100,000 t/d, for 10 years.

5.16.8.3     PRODUCTION ESTIMATES

The MAA operation will draw the majority of its economic value from the sale of copper and gold in concentrate. In addition, dore containing gold and silver is produced at site. Recovery of metal to bullion and concentrate is discussed in
Section 5.16.2 of this report. In the estimates of future annual cash flow, metal recoveries to concentrate as estimated by MAA, which are considered reasonable by Micon, have been used. These, from year to year, are dependent on ore type processed, with average values over the life of the mine of 67.8 % and
4.8 % to concentrate and dore, respectively, and 90.8 % for copper.

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                                  TABLE 5.16-6
     RECENT PROJECT PERFORMANCE COMPARED WITH FISCAL YEAR 2003 AND LOM PLAN
                               AVERAGE PROJECTIONS

                                                                                                     LIFE OF MINE PLAN
                                                                           JUL-SEP     JUL-SEP        (BASED ON MICON
                             2001        2001       2002        2002         02          02                INPUT)
                          ------------------------------------------------------------------------------------------------
                           ACTUAL      BUDGET      ACTUAL      BUDGET      ACTUAL      BUDGET        2003        LOM
ORE MINED
Open Pit Ore Mined,
 000 t                                               38,650                  10,838      10,388      40,860    263,060,000
Waste Mined, 000 t                                   72,760                  18,518      19,052      74,250    465,060,000
Total Mined, 000 t          111,160     112,826     111,400     115,266      29,356      29,440     111,110    728,120,000

ORE MILLED
Ex Stockpile, 000 t                                   1,000                     187           0         920          1,770
Total, 000 t                 28,055      28,047      30,060      31,398       8,033       8,898      36,640    364,640,000
Gold Grade, g/t                0.89        0.88        1.01        0.95        0.78        0.73        0.72           0.60
Copper Grade %                 0.68        0.65        0.72        0.67        0.62        0.62        0.61           0.52

RECOVERY
Total Gold, %                 72.15       70.26       77.38       73.69       79.52       75.12       74.96          72.56
Gold in Bullion, %             4.06        4.00        4.94         3.9        6.13        5.07        5.06           4.78
Gold in Concentrate, %        68.09       66.26       72.38       69.79       73.39       70.05       69.90          67.78
Gold in Bullion, oz          32,718      32,456      55,503      37,571      13,391      10,635      42,917        334,363
Gold in Concentrate, oz     543,807     524,902     704,932     670,631     148,306     147,067     592,865      4,737,399
Total Gold Produced, oz     576,526     557,358     760,435     708,202     161,697     157,702     635,782      5,071,762
Copper Recovery, %            89.61       90.03       92.27       90.34       92.22       92.23       92.06          90.82
Copper Produced in
 Concentrate, t             169,857     164,109     200,086     190,387      45,914      50,472     742,808      1,716,053
Concentrate Grade, % Cu       27.83       27.72       27.58       27.71       27.33       27.60       27.70          27.70
Concentrate Grade, g/t Au     27.71       27.71       30.53       30.35       27.46       25.10
Concentrate Produced, DMT   610,309     591,181     723,211     687,316     167,998     182,211     742,808      6,195,138

Net Revenue US$ 000         379,659     403,336     448,170     439,261      90,029      99,973     490,076      3,781,300
--------------------------------------------------------------------------------------------------------------------------
Gold Price, US$/oz           297.97      313.99      309.03      284.62      314.67      304.68         320            320
--------------------------------------------------------------------------------------------------------------------------
Copper Price, US$/lb          82.31       86.29       68.93       77.86        0.71        0.72        0.70           0.79
--------------------------------------------------------------------------------------------------------------------------
Unit Cost FOR
 US$/t milled                  6.54        7.70        5.58        6.24        4.51        5.16        5.17           4.76
--------------------------------------------------------------------------------------------------------------------------
Unit Cost FOB
 US$/t milled                  7.01        7.20        5.95        6.67        4.62        5.44        5.48           5.29
--------------------------------------------------------------------------------------------------------------------------

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Production is derived from ore mined at the Bajo de la Alumbrera open pit. It is assumed, in the estimates of annual cash flow, that the current mining rate of some 111 million t/y of ore and waste will increase to some 130 million t/y, by fiscal year 2004, and will continue at that level for four years, after which waste mining will diminish significantly. Ore will be mined from the pit until fiscal year 2010 and for a final two years, fiscal years 2011 and 2012, low grade ore will be reclaimed from stockpile for processing.

5.16.8.4     REVENUE PROJECTIONS

The smelter terms and treatment and refining charges used in the estimates of cash flows are those included in the MAA 2002 LOM Plan estimates, which are based on historical experience. Concentrate smelting is estimated at US$66/t of dry concentrate, while refining charges are US$0.066/lb of payable copper and US$5.00/oz of payable gold in concentrate. The cash flow estimates utilize payable gold in bullion at 99.9 %, gold in concentrate at 96.8 % and copper in concentrate at 96.4 %. No allowance is made for the small amount of silver in bullion and concentrate, as this has no material affect on cash flow and hence project value.

For a base case estimate of future annual cash flows, a constant gold price of US$320/oz, a copper price of US$0.70/lb in 2003, and US$0.80/lb, held constant thereafter, as used in the economic analysis for PGM. As for the PGM analysis, formal supply and demand analyses have not been carried out by the authors in arriving at these assumed prices.

MAA's current gold hedging cover is as follows and realises an average of US$352 per ounce.

         YEAR           OUNCES         AVERAGE PRICE, US$/OZ       % COVER
       --------------------------------------------------------------------
       2002/2003        145,000                350                    23
       2003/2004        100,000                354                    17
       2004/2005         50,000                354                     9

Micon has used the above total ounces of hedged gold and prices in its projections of cash flow.

5.16.8.5     DEBT SERVICE

The original funding from the bank syndicate was US$659,586,000. MAA reported that, at the beginning of fiscal year 2003, the amount outstanding of this senior debt was US$358,368,000. In the May, 2002 LOM Plan, MAA projected that the senior bank debt would be fully repaid by fiscal year 2007. In its estimates of cash flow, Micon has utilized the interest and repayment schedule as projected by MAA in its 2002 LOM Plan. This procedure renders a simplifying approximation in Micon's model in that the debt service payments do not vary as a function of the amount of cash flow available for debt service. However, the amounts of available cash flow are sufficiently large, at all reasonably foreseeable levels of metal price and operating cost, that it would be unlikely that the debt repayment schedule would have a material effect on the ultimate total free cash flow available for distribution to shareholders.

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In the sensitivity case estimates of cash flow, the Micon model was modified to provide a scenario with a full sweep of available cash flow for accelerated debt repayment, with no distribution to shareholders until after full debt repayment. Under this scenario, for base case metal prices, the debt would be fully repaid in two years and, for the alternative with metal prices 10 % less than base case, full debt repayment would require some three years.

In the cash flow projection, included in the MAA 2002 LOM Plan document, it is stated that:

          "MAA is able to make the first payments to Shareholders in FY 2004 of US$68.6 million. This payment is the first payment against accrued interest owing to Shareholders. The first Principal repayment is in FY 2005 with Shareholder Subordinated Debt being fully repaid in FY 2007 according to the 2002 LOM Plan."

US$m                               2003    2004    2005   2006     2007    2008
--------------------------------------------------------------------------------
Shareholders Loan Repayment                         4.0   208.3    56.1
Interest                                   68.6    69.7    16.2     3.2
Dividends                                                           2.9    454.7
Redemption of Preference Shares                                            228.5
Equity                                                                      65.8
TOTAL                                      68.6    73.7   224.5    62.3    749.0

Source: Table copied from MAA 2002 LOM Plan

5.16.8.6     OVERALL CASH FLOW PROJECTION

The overall base case cash flow projections for the MAA operation, based on the input estimates and assumptions discussed above, are presented in Table 5.16-7. These projections incorporate the currently reported mineral reserves of MAA. It can be seen that:

     . Over its projected operating life of 10 years, at exchange and inflation rates projected by MAA, the operation is expected to generate a total undiscounted net cash flow, after senior debt service and available for distribution to shareholders, of some US$1.14 billion, of which RTP's 25 % share would equate to approximately US$285 million.

     . The net present value of RTP's 25 % share of the projected future cash flows for the operation, at a discount rate of 10 % per year, is estimated at some US$173 million. At a discount rate of 15 % per year, the net present value is reduced to US$139 million.

     . The effects on operating cost and, hence, on cash flows of the foreign exchange rate and the escalation of the Argentine peso are significant. However, the absolute levels of the base case cash flows are so large that even significant changes in operating cost render less material changes in the current value of the Bajo de la Alumbrera property. As discussed earlier in
          Section 5.16.7.2 of this report, the MAA projections of operating cost, which Micon has used as a basis for its projections of cash flow, assume a 44 % inflation of the Argentine peso in fiscal year 2003 and a AR$:US$ exchange rate of 3.5:1. Prevailing inflation in peso-denominated costs is less than the 100 % forecast, for fiscal

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                                  TABLE 5.16-7
                    BAJO DE LA ALUMBRERA BASE CASE CASH FLOW

PESO$ EXCHANGE RATE                US$         0.274

YEAR                                                                            2003          2004          2005          2006
---------------------------------------------------------------------------------------------------------------------------------
MINE PRODUCTION                                                 RESERVES
Waste Mined                        mt                            465.06           74.25         89.92         93.38         87.50
Total Ore Mined                    mt                            263.07           40.86         29.70         29.97         34.93
Total Material Mined               mt                            728.13          115.11        119.62        123.35        122.43
  Stripping Ratio Waste Ore                                                        1.82          3.03          3.12          2.51
Ore Stockpile Reclaim              mt                                              0.92         10.30          9.42          9.90
Total Tonnes Moved                 mt                                            116.03        129.92        132.77        132.33
Closing Ore Stockpile              mt                            101.58

ORE MILLED                         mt                                             36.64         36.71         36.62         36.97
Cu Grade                           %                                               0.61          0.60          0.54          0.55
Au Grade                           g/t                                             0.72          0.76          0.63          0.64

METAL CONTENT
Au                                 oz                                           848,162       896,993       741,737       760,712
Cu                                 t                                            223,504       220,260       197,748       203,335

RECOVERY
Au Recovery to Concentrate         %                                              69.90         69.50         68.75         66.93
Au Recovery to Dore                %                                               5.06          5.09          4.74          4.78
Total Au Recovery                  %                                              74.96         74.59         73.49         71.70
Cu Recovery                        %                                              92.06         91.92         91.64         90.23

RECOVERED METAL
Au Produced in Concentrate         oz                                           592,865       623,410       509,944       509,145
Au Produced in Bullion             oz                                            42,917        45,657        35,158        36,362
Total Au Produced                  oz                                           635,782       669,067       545,102       545,507
Cu Produced in Conc.               t                                            205,758       202,463       181,216       183,469
Cu Conc. Grade                     %                                              27.70         27.70         27.70         27.70
Cu Conc. Produced Dry              dmt        Moisture                          742,808       730,913       654,210       662,344
Cu Conc. Produced Wet              t              10.0%                         825,342       812,126       726,900       735,937

REVENUE
PAYABLE METAL                                 Payable
Au in Bullion                      oz             99.9%                          42,874        45,611        35,123        36,326
Au in Conc.                        oz             96.8%                         573,894       603,461       493,626       492,852
Total Payable Gold                 oz                                           616,768       649,072       528,749       529,178
Cu in Conc.                        t              96.4%                         198,351       195,174       174,692       176,864

METAL PRICES                                 Escalator
Cu                                 US$/lb          100%                            0.70          0.80          0.80          0.80
Au                                 US$/oz          100%                          320.00        320.00        320.00        320.00

GROSS REVENUE
Au                                 US$                                      197,365,718   207,703,107   169,199,713   169,336,896
Cu                                 US$                                      306,098,462   344,225,052   308,101,636   311,931,994
Au Hedged                          oz                                           145,000       100,000        50,000
Au Hedge Price                     US$/oz                                           350           354           354
Au Hedge Revenue                                                              4,350,000     3,400,000     1,700,000
Total Gross Revenue                US$                                      507,814,180   555,328,159   479,001,349   481,268,890

TREATMENT/REFINING CHARGES
Conc. Smelting                     US$           66.00  US$/dmt              49,025,320    48,240,280    43,177,883    43,714,676
Conc. Cu Refining                  US$            0.07  US$/lb payable       28,860,712    28,398,567    25,418,385    25,734,390
Au Refining                        US$            5.00  US$/oz payable        3,083,839     3,245,361     2,643,746     2,645,889
Total Charges                      US$                                       80,969,871    79,884,208    71,240,014    72,094,955

NET REVENUE                        US$                                      426,844,309   475,443,951   407,761,336   409,173,936

PESO$ EXCHANGE RATE                US$         0.274

YEAR                                                                           2007          2008          2009          2010
---------------------------------------------------------------------------------------------------------------------------------
MINE PRODUCTION                                    RESERVES
Waste Mined                        mt                            465.06           87.69         16.14          8.99          7.19
Total Ore Mined                    mt                            263.07           22.91         42.82         38.79         23.08
Total Material Mined               mt                            728.13          110.60         58.96         47.78         30.27
  Stripping Ratio Waste Ore                                                        3.83          0.38          0.23          0.31
Ore Stockpile Reclaim              mt                                             18.97          0.00          0.00         14.15
Total Tonnes Moved                 mt                                            129.57         58.96         47.78         44.42
Closing Ore Stockpile              mt                            101.58

ORE MILLED                         mt                                             37.23         37.33         37.19         37.23
Cu Grade                           %                                               0.48          0.60          0.65          0.55
Au Grade                           g/t                                             0.54          0.60          0.77          0.68

METAL CONTENT
Au                                 oz                                           646,365       720,112       920,678       813,941
Cu                                 t                                            178,704        223,90       241,735       204,765

RECOVERY
Au Recovery to Concentrate         %                                              65.96         68.50         71.42         69.11
Au Recovery to Dore                %                                               4.49          4.67          5.14          4.88
Total Au Recovery                  %                                              70.45         73.17         76.56         73.99
Cu Recovery                        %                                              90.43         91.59         92.58         91.70

RECOVERED METAL
Au Produced in Concentrate         oz                                           426,342       493,277       657,548       562,515
Au Produced in Bullion             oz                                            29,022        33,629        47,323        39,720
Total Au Produced                  oz                                           455,364       526,906       704,871       602,235
Cu Produced in Conc.               t                                            161,602       205,143       223,798        187,77
Cu Conc. Grade                     %                                              27.70         27.70         27.70         27.70
Cu Conc. Produced Dry              dmt        Moisture                          583,401       740,589       807,936       677,868
Cu Conc. Produced Wet              t              10.0%                         648,223       822,877       897,707       753,187

REVENUE
PAYABLE METAL                                 Payable
Au in Bullion                      oz             99.9%                          28,993        33,596        47,276        39,681
Au in Conc                         oz             96.8%                         412,699       477,492       636,507       544,514
Total Payable Gold                 oz                                           441,692       511,088       683,782       584,195
Cu in Conc.                        t              96.4%                         155,784       197,758       215,742        181.01

METAL PRICES                                 Escalator
Cu                                 US$/lb          100%                            0.80          0.80          0.80          0.80
Au                                 US$/oz          100%                          320.00        320.00        320.00        320.00

GROSS REVENUE
Au                                 US$                                      141,341,487   163,548,068   218,810,386   186,942,340
Cu                                 US$                                      274,753,750   348,782,048   380,499,014   319,243,369
Au Hedged                          oz
Au Hedge Price                     US$/oz
Au Hedge Revenue
Total Gross Revenue                US$                                      416,095,237   512,330,116   599,309,399   506,185,709

TREATMENT REFINING CHARGES
Conc. Smelting                     US$           66.00    US$/dmt            38,504,454    48,878,905    53,323,774    44,739,304
Conc. Cu Refining                  US$            0.07    US$/lb payable     22,667,184    28,774,519    31,391,169    26,337,578
Au Refining                        US$            5.00    US$/oz payable      2,208,461     2,555,439     3,418,912     2,920,974
Total Charges                      US$                                       63,380,099    80,208,862    88,133,855    73,997,856

NET REVENUE                        US$                                      352,715,138   432,121,254   511,175,545   432,187,853

PESO$ EXCHANGE RATE                US$         0.274

YEAR                                                                           2011          2012           TOTAL
----------------------------------------------------------------------------------------------------------------------
MINE PRODUCTION                                    RESERVES
Waste Mined                        mt                            465.06                                         465.06
Total Ore Mined                    mt                            263.07                                         263.06
Total Material Mined               mt                            728.13                                         728.12
  Stripping Ratio Waste Ore                                                                                       1.77
Ore Stockpile Reclaim              mt                                             37.23         32.37           133.26
Total Tonnes Moved                 mt                                             37.23         32.37           861.38
Closing Ore Stockpile              mt                            101.58

ORE MILLED                         mt                                             37.23         31.49           364.64
Cu Grade                           %                                               0.28          0.29             0.52
Au Grade                           g/t                                             0.29          0.29             0.60

METAL CONTENT
Au                                 oz                                           347,122       293,604        6,989,427
Cu                                 t                                            104,244        91,321        1,889,596

RECOVERY
Au Recovery to Concentrate         %                                              56.59         56.51            67.78
Au Recovery to Dore                %                                               3.84          3.83             4.78
Total Au Recovery                  %                                              60.43         60.35            72.56
Cu Recovery                        %                                              84.30         84.27            90.82

RECOVERED METAL
Au Produced in Concentrate         oz                                           196,436       165,916        4,737,399
Au Produced in Bullion             oz                                            13,329        11,245          334,363
Total Au Produced                  oz                                           209,766       177,161        5,071,762
Cu Produced in Conc                t                                             87,878        76,956        1,716,053
Cu Conc. Grade                     %                                              27.70         27.70            27.70
Cu Conc. Produced Dry              dmt        Moisture                          317,248       277,820        6,195,138
Cu Conc. Produced Wet              t              10.0%                         352,498       308,689        6,883,487

REVENUE
PAYABLE METAL                                 Payable
Au in Bullion                      oz             99.9%                          13,316        11,234          334,029
Au in Conc.                        oz             96.8%                         190,150       160,606        4,585,802
Total Payable Gold                 oz                                           203,466       171,840        4,919,831
Cu in Conc.                        t              96.4%                          84,714        74,186        1,654,275

METAL PRICES                                 Escalator
Cu                                 US$/lb          100%                            0.80          0.80             0.79
Au                                 US$/oz          100%                          320.00        320.00           320.00

GROSS REVENUE
Au                                 US$                                       65,109,277    54,988,798    1,574,345,790
Cu                                 US$                                      149,408,555   130,839,962    2,881,142,061
Au Hedged                          oz
Au Hedge Price                     US$/oz
Au Hedge Revenue
Total Gross Revenue                US$                                      214,517,832   185,828,780     4,445,487,851

TREATMENT REFINING CHARGES
Conc. Smelting                     US$           66.00    US$/dmt            20,938,367    18,336,136      408,879,099
Conc. Cu Refining                  US$            0.07    US$/lb payable     12,326,206    10,794,299      240,703,008
Au Refining                        US$            5.00    US$/oz payable      1,017,332       859,200       24,599,153
Total Charges                      US$                                       34,281,905    29,989,634      674,181,260

NET REVENUE                        US$                                      180,236,927   155,839,146    3,781,306,592

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
YEAR                                                                                       2003
                                                                                       -------------
OPERATING COSTS
Mining
Fixed Cost                                  US$              19.2 US$million              19,200,000
Variable Cost                               US$              0.54 US$million              62,888,260
Total Mining Cost                           US$                                           82,088,260

CONCENTRATOR & PIPELINE COST
Fixed                                       US$                34 US$million              29,920,000
Variable                                    US$             1.541 US$/t milled            56,462,240
Total Concentrator & Pipeline cost          US$/t                                         86,382,240

FITTER PLANT COST
Fixed                                       US $            0.554 US$million                 554,000
Variable                                    US $              1.9 US$/t cent               1,411,335
Total Filter Plant Cost                     US $                                           1,965,335

ADMINISTRATION COST                         US$                                           18,966,000

TOTAL FOR CASH COST                         US$                                          189,401,835
Total FOR Cash Unit Cost                    US$                                                 5.17

RAIL, PORT & MARKETING COST
Fixed                                       US$              3.52 US$/??                   2,745,600
Variable                                    US$              1.83 US$million               8,638,856
Total Rail, Port & Marketing Cost           US$                                           11,384,465

SEA FREIGHT                                                 31.07 US$/t cent              23,079,041

Total Operating Cost                        US$                                          223,865,331
Total Operating (Site & Transp) Unit Cost   US$/t milled                                        6.11

Total Operating Cost (Adj. Infl. & Forex)   US$                                          198,792,414
Total Operating (Site & Transp) Unit Cost   US$/t milled                                        5.43
                                                          Current
Peso Inflation (in 2003)Cost Factor         Base =100%         44                               0.89

ROYALTIES
Provincial Royalty                          US$                 2    2% NSR               85,536,886
YMAD Royalty                                US$                     20% process            2,000.000
                                                                    after Capex Rec
Capex Opening Balance                       US$                                        1,243,000,000
Closing Balance                             US$                                        1,206,090,992

OTHER MISCELLANEOUS COSTS
Miscellaneous costs                         US$                                            1,850,000

TOTAL UNIT OP. COST(INCL.ROYALTIES & MISC.)
Total Unit Cost (excl. capital cost)        US$/t milled                                        7.97
Total Net Cost (excl. capital cost) Cu      US$/lb Cu                                           0.21
Total Net Cost (excl. capital cost) Au      US$/oz Au                                         (22.62)

Operating CashFlow                                                                       215,665,008

YEAR                                              2004              2005              2006              2007
                                            ----------------  ----------------  ----------------  ----------------
OPERATING COSTS
Mining                                             19,200,000        19,200,000        19,200,000        19,200,000
Fixed Cost                                         70,416,640        71,961,340        71,722,860        70,226,940
Variable Cost                                      89,616,640        91,161,340        90,922,860        89,426,940
Total Mining Cost

CONCENTRATOR & PIPELINE COST                       34,000,000        34,000,000        34,000,000        34,000,000
Fixed                                              56,570,110        56,431,420        56,970,770        57,371,430
Variable                                           90,570,110        90,431,420        90,970,770        91,371,430
Total Concentrator & Pipeline cost

FITTER PLANT COST                                     554,000           554,000           554,000           554,000
Fixed                                               1,388,735         1,243,000         1,258,453         1,108,462
Variable                                            1,942,735         1,797,000         1,812,453         1,662,462
Total Filter Plant Cost
                                                   20,222,000        20,129,000        20,129,000        20,129,000
ADMINISTRATION COST
                                                  202,351,485       203,518,780       203,835,083       202,589,832
TOTAL FOR CASH COST                                      5.51              5.56              5.51              5.44
Total FOR Cash Unit Cost

RAIL, PORT & MARKETING COST
Fixed                                               3,520,000         3,520,000         3,520,000         3,520,000
Variable                                            8,500,522         7,608,466         7,703,056         6,784,952
Total Rail, Port & Marketing Cost                  12,020,522        11,128,466        11,223,056        10,304,952
                                                   22,709,417        20,326,316        20,579,015        18,126,263
SEA FREIGHT

Total Operating Cost                              237,081,484       234,973,542       235,637,153       231,021,047
Total Operating (Site & Transp) Unit Cost                6.46              6.42              6.37              6.21

Total Operating Cost (Adj. Infl. & Forex)         210,528,358       208,656,505       209,245,792       205,146,689
Total Operating (Site & Transp) Unit Cost                5.73              5.70              5.66              5.51

Peso Inflation (in 2003)Cost Factor                      0.89              0.89              0.89              0.89

ROYALTIES
Provincial Royalty                                  9,508,879         8,155,227         8,183,479         7,054,303
YMAD Royalty                                                0                 0                 0                 0

Capex Opening Balance                           1,206,090,992     1,093,439,278     1,004,776,674       828,693,009
Closing Balance                                 1,093,439,278     1,004,776,674       826,693,009       732,146,004

OTHER MISCELLANEOUS COSTS                             308,000           315,000           323,000           331,000
Miscellaneous costs

TOTAL UNIT OP. COST(INCL.ROYALTIES & MISC.)
Total Unit Cost (excl. capital cost)                     8.18              7.87              7.84              7.41
Total Net Cost (excl. capital cost) Cu                   0.21              0.31              0.31              0.39
Total Net Cost (excl. capital cost) Au                 (67.78)           (37.32)           (41.73)             2.62
                                                  255,098,714       190,634,604       191,421,665       140,183,145
Operating Cash Flow


YEAR                                              2008              2009              2010              2011
                                            ----------------  ----------------  ----------------  ----------------
OPERATING COSTS
Mining                                          19,200,000        19,200,000        19,200,000
Fixed Cost                                      31,956,320        25,896,760        24,075,640        20,178,660
Variable Cost                                   51,156,320        45,096,760        43,275,640        20,178,660
Total Mining Cost

CONCENTRATOR & PIPELINE COST                    34,000,000        34,000,000        34,000,000        34,000,000
Fixed                                           57,525,530        57,309,790        57,371,430        57,371,430
Variable                                        91,525,530        91,309,790        91,371,430        91,371,430
Total Concentrator & Pipeline cost

FITTER PLANT COST                                  554,000           554,000           554,000           554,000
Fixed                                            1,407,120         1,535,078         1,287,950           602,771
Variable                                         1,961,120         2,089,078         1,841,950         1,156,771
Total Filter Plant Cost
                                                20,129,000        20,129,000        20,129,000        19,871,000
ADMINISTRATION COST
                                               164,771,970       158,624,628       156,618,020       132,577,861
TOTAL FOR CASH COST                                   4.41              4.27              4.21              3.56
Total FOR Cash Unit Cost

RAIL, PORT & MARKETING COST                      3,520,000         3,520,000         3,520,000         3,520,000
Fixed                                            8,613,055         9,396,295         7,883,608         3,689,594
Variable                                        12,133,055        12,916,295        11,403,608         7,209,594
Total Rail, Port & Marketing Cost

SEA FREIGHT                                     23,010,115        25,102,571        21,061,366         9,856,895

Total Operating Cost                            199,95,140       196,643,494       189,082,994       149,644,350
Total Operating (Site & Transp) Unit Cost             5.36              5.29              5.08              4.02

Total Operating Cost (Adj. Infl. & Forex)      177,524,644       174,619,423       167,905,699       132,884,183
Total Operating (Site & Transp) Unit Cost             4.76              4.70              4.51              3.57

Peso Inflation (in 2003)Cost Factor                   0.89              0.89              0.89              0.89

ROYALTIES                                        8,642,425        10,223,511         8,643,757         3,604,719
Provincial Royalty                                       0                 0                 0                 0
YMAD Royalty
                                               732,146,004       565,683,276       339,092,348       161,398,370
Capex Opening Balance                          565,683,276       339,092,348       161,398,370       131,560,552
Closing Balance

OTHER MISCELLANEOUS COSTS
Miscellaneous costs                                339,000           348,000           357,000           366,000

TOTAL UNIT OP.COST(INCL.ROYALTIES & MISC.)
Total Unit Cost (excl. capital cost)                  7.14              7.35              6.74              4.60
Total Net Cost (excl. capital cost) Cu                0.39              0.11              0.16              0.57
Total Net Cost (excl. capital cost) Au             (160.57)          (156.74)          (116.98)           106.79

Operating Cash Flow                            245,615,184       325,984,611       255,281,397        43,381,026

YEAR                                              2012               TOTAL
                                            ----------------  ----------------
OPERATING COSTS
Mining                                                              153,600,000
Fixed Cost                                         17,544,540       466,867,960
Variable Cost                                      17,544,540       620,467,960
Total Mining Cost

CONCENTRATOR & PIPELINE COST                       34,000,000       335,920,000
Fixed                                              48,526,090       561,910,240
Variable                                           82,526 090       897 830 240
Total Concentrator & Pipeline cost

FITTER PLANT COST                                     554,000         5,540,000
Fixed                                                 527,858        11,770,762
Variable                                            1,081,858        17,310,762
Total Filter Plant Cost

ADMINISTRATION COST                                19,871,000       199,704,000

TOTAL FOR CASH COST                               121,023,488     1,735,312,962
Total FOR Cash Unit Cost                                 3.84              4.76

RAIL, PORT & MARKETING COST                         3,520,000        34,425,600
Fixed                                               3,231,049        72,049,453
Variable                                            6,751,049       106,415,053
Total Rail, Port & Marketing Cost

SEA FREIGHT                                         8,631,875       192,482,933

Total Operating Cost                              136,406,413     2,034,270,949
Total Operating (Site & Transp) Unit Cost                4.33              5.58

Total Operating Cost (Adj. Infl. & Forex)         121,128,895     1,806,432,602
Total Operating (Site & Transp) Unit Cost                3.85              4.95

Peso Inflation (in 2003)Cost Factor                      0.89              0.89

ROYALTIES
Provincial Royalty                                  3,116,783        75,669,968
YMAD Royalty                                                0         2,000,000

Capex Opening Balance                             131,560,552
Closing Balance                                   102,687,524

OTHER MISCELLANEOUS COSTS                             375,000         4,912,000
Miscellaneous costs

TOTAL UNIT OP. COST(INCL.ROYALTIES & MISC.)
Total Unit Cost (excl. capital cost)                      4.91              7.03
Total Net Cost (excl. capital cost) Cu                   0.61              0.27
Total Net Cost (excl. capital cost) Au                 138.33            (64.63)

Operating Cash Flow                                31,218,468     1,892,292,021

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
YEAR                                                                     2003         2004           2005            2006
Capital Cost                             US$                          27,904,000    20,644,000     16,238,000      9,525,000
Environmental & Closure

Cash Flow Before Tax & Debt Service      US$                         187,761,006    23,454,714    174,396,604    181,896,665

Debt Service
Senior Debt Balance                      US$           358,368,000
Shareholder Loans                        US$           268,464,000

SENIOR DEBT SERVICE SCHEDULE (AM LOM)
Standard repayment                       US$                         (75,306,000)  (75,306,000)   (61,696,000)   (35,778,000)
Mandatory prepayments                    US$                                       (37,653,000)   (30,848,000)    (6,788,000)
Special Prepayments                      US$                         (34,993,000)
Senior Interest                          US$                         (18,603,000)  (16,796,000)    (6,164,000)    (1,656,000)
Reserve Account Funding                  US$                         (17,353,000)   11,720,000     15,235,000     40,991,000
Financing Fees                           US$                          (4,015,000)   (3,768,000)    (2,261,000)      (582,000)

Cash Flow Before Shareholder Loans       US$                          37,491,008   112,651,714     98,662,604    178,083,665
And Equity Distributions (100%) Basis

TAXATION
Fees, Interest Debt & Loans (MAA LOM)    US$                          26,080,000   101,150,000     90,160,000     23,240,000
Taxable Income before Tax Losses         US$                         151,681,008   133,304,714     84,236,604    158,656,665
Tax Loss Opening Balance(MAA LOM)        US$           541,430,000   541,430,000   379,748,992    246,444,278    162,207,674
Tax Loss Used                            US$                         161,681,008   133,304,714     84,236,604    158,656,665
Tax Loss Closing Balance                 US$                         379,748,992   248,444,278    162,207,674      3,551,009
Taxable Income                           US$                                   0             0              0              0
Income Tax                               US$    30.0%                          0             0              0              0
IVA Net (From MAA LOMP)                  US$                             582,000             0              0              0
Total Tax                                US$                             582,000             0              0              0
CASH FLOW AFTER CAPITAL AND              US$
 TAX                                     US$                          36,909,008   112,651,714     88,662,604    178,083,665
Available for Equity Distributions
 RTP 25% Share                           US$                           9,227,252    28,162,929     22,165,651     44,520,916

YEAR                                          2007            2008          2009           2010          2011
Capital Cost                                 8,385,000      9,850,000     6,260,000     6,289,000     4,491,000
Environmental & Closure

Cash Flow Before Tax & Debt Service        131,798,145    235,765,184   319,724,611   248,992,397    38,890,026

Debt Service
Senior Debt Balance
Shareholder Loans

SENIOR DEBT SERVICE SCHEDULE (AM LOM)
Standard repayment
Mandatory prepayments
Special Prepayments
Senior Interest
Reserve Account Funding                         79,000
Financing Fees                                (317,000)

Cash Flow Before Shareholder Loans         131,560,145    235,765,184   319,724,611   248,992,397    38,890,026
And Equity Distributions (100%) Basis

TAXATION
Fees, Interest Debt & Loans (MAA LOM)        4,670,000      4,757,000     9,279,000    11,331,000     8,716,000
Taxable Income before Tax Losses           126,928,145    231,008,184   310,445,611   237,661,397    30,174,026
Tax Loss Opening Balance(MAA LOM)            3,551,009              0             0             0             0
Tax Loss Used                                3,551,009              0             0             0             0
Tax Loss Closing Balance                             0              0             0             0             0
Taxable Income                             123,377,136    231,008,184   310,445,611   237,661,397    30,174,026
Income Tax                                  37,013,141     69,302,455    93,133,683    71,298,419     9,052,208
IVA Net (From MAA LOMP)                              0              0             0             0             0
Total Tax                                   37,013,141     69,302,455    93,133,683    71,298,419     9,052,208
CASH FLOW AFTER CAPITAL AND
 TAX                                        94,547,005    166,462,729   226,590,928   177,693,978    29,837,818
Available for Equity Distributions
 RTP 25% Share                              23,636,751     41,615,682    56,647,732    44,423,494     7,459,454

YEAR                                            2012            TOTAL
Capital Cost                                  2,015,000     111,601,000
Environmental & Closure                      23,532,000      23,532,000

Cash Flow Before Tax & Debt Service           5,671,468   1,759,350,822

Debt Service
Senior Debt Balance
Shareholder Loans

SENIOR DEBT SERVICE SCHEDULE (AM LOM)
Standard repayment                                         (248,086,000)
Mandatory prepayments                                       (75,289,000)
Special Prepayments                                         (34,993,000)
Senior Interest                                             (43,219,000)
Reserve Account Funding                                      50,672,000
Financing Fees                                              (10,943,000)

Cash Flow Before Shareholder Loans           5,671,468     1,397,492,822
And Equity Distributions (100%) Basis

TAXATION
Fees, Interest Debt & Loans (MAA LOM)         2,580,000     282,163,000
Taxable Income before Tax Losses              3,091,468   1,477,187,822
Tax Loss Opening Balance(MAA LOM)                     0   1,333,381,952
Tax Loss Used                                         0     541,430,000
Tax Loss Closing Balance                              0      17,480,089
Taxable Income                                3,091,468     935,757,822
Income Tax                                      927,440     280,727,347
IVA Net (From MAA LOMP)                     (24 129,000)    (23,547,000)
Total Tax                                   (23,201,560)    257,180,347
CASH FLOW AFTER CARTAL AND
 TAX                                         28,873,028   1,140,312,476
Available for Equity Distributions                                    0
 RTP 25% Share                                7,218,257     285,078,119

                                                          MET.PR.BASE CASE                     MET. PR. +10%
                                                                          RTP 25%                           RTP 25%
NPV                           Disc Rate 0%         0.00      1,140,312,476      285,078,119    1,385,991,319    348,497,830
                              Disc Rate 5%         0.05        876,990,406      219,247,602    1,082,043,187    270,510,797
                              Disc Rate 10%        0.10        690,529,898      172,632,474      864,883,759    216,220,940
                              Disc Rate 15%        0.15        555,256,827      138,814,207      705,949,617    176,487,404
                              Disc Rate 20%        0.20        454,932,223      113,733,056      587,045,662    148,781,415

                                                          MET. PR. -10%
                                                                   RTP 25%
NPV                           Disc Rate 0%         0.00    837,103,836   209,275,959
                              Disc Rate 5%         0.05    631,889,402   157,972,351
                              Disc Rate 10%        0.10    487,012,058   121,753,014
                              Disc Rate 15%        0.15    382,444,947    95,611,237
                              Disc Rate 20%        0.20    305,439,618    76,359,905

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         year 2003, by MAA, in its 2002 LOM Plan. At the end of September, 2002,
         an annualized rate of some 44 % was reported. If the MAA forecast rate of 100 % were to materialize in fiscal 2003, with an exchange rate remaining at 3.5:1, RTP's 25 % share of the undiscounted net cash flow would decrease to some US$244 million, with a net present value, at a discount rate of 10 % per year, to some US$145 million and at a discount rate of 15 % per year, a net present value reduced to approximately US$116 million.

5.16.8.7     SENSITIVITY ANALYSES

Sensitivity analyses have been performed to test the impact on project economics of changes in the price of the metals produced. Net present values, for the RTP 25 % share of cash flows available to shareholders after full debt service, have been estimated for metal prices 10 % higher and lower than the base case prices.

The results of these analyses are summarized in Table 5.16.8. Detailed cash flow projections for the different scenarios are on file and available at WRM's offices in Vancouver.

                                  TABLE 5.16-8
                           SENSITIVITY TO METAL PRICE

                                               TOTAL NPV (RTP 25%)
           INPUT PARAMETER                       (US$ MILLION)
           ---------------------------------------------------------------
           Discount Rate, % Per Year        0          10           15
           Base Case Prices               285         173          139
           Base Case Prices +10 %         346         216          176
           Base Case Prices -10 %         209         122           96

5.16.8.8     PAYBACK

Payback in the case of MAA is not considered meaningful. All of the initial project capital for developing the property has been expended and from year 2003 onwards the operation generates amply sufficient cash flow to cover all operating, sustaining capital and all debt service requirements.

5.16.8.9     MINE LIFE

In the base case projection, which utilizes the current mineral reserves available, the MAA operations cease in 2012. As discussed in Section 5.7, recent exploration drilling on the fringes of the mineralized area indicates that some potential exists to extend the life of the operations. However, any such extension is not expected to have a material affect on economic value.

5.17     INTERPRETATION AND CONCLUSIONS

While certain biases have been detected with the Alumbrera assay database, the only significant one is the copper grades from the IDEMSA drilling. MAA has removed these data from the

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database used to estimate resources at Alumbrera. The close overall reconciliation of the ore reserves to the milled tonnes and grade and grade control model lend confidence in the database used to estimate the ore reserves. Some month-to-month variation is seen in the reconciliation. However, this is inevitable given the difficulties in allowing for stockpiles and process inventory changes in a monthly metallurgical balance. While there may be some short-range variation in individual block gold grades from the block model, available data do not suggest that this is a problem.

Micon concurs with the procedures used by MAA for estimating the mineral resources and ore reserves at the Alumbrera mine. The Mineral Resources and Ore Reserves at Alumbrera have been appropriately estimated and categorized in accordance with the JORC Code.

It is Micon's opinion that the Measured and Indicated Mineral Resources prepared for the block model are individually the equivalent of the Measured and Indicated Mineral Resource categories as presented in the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines adopted on August 20, 2000. Micon is also of the opinion that the Proved and Probable Ore Reserves prepared by MAA staff and presented above are the equivalent of Proven and Probable Mineral Reserves under the same CIM standards.

The published Proved and Probable Ore Reserves as of June 30, 2001, total 370.4 million t grading 0.51 % Cu and 0.60 g/t Au as presented in Table 5.14-12 in
Section 5.14.3.2, Mineral Reserves. MAA has published no Mineral Resources for the Alumbrera mine.

It is Micon's opinion that WRM can use the ore reserves published for Alumbrera, by MAA, for any financial analysis of a proposed transaction to acquire RTP's interest in MAA.

This reserve will support mining at a rate, which will enable the supply of some 37 million t/y of ore for almost ten years. The existing mining, ore processing and transportation infrastructures are adequate to maintain this of production over the projected mine life.

The procedures adopted by MAA, for estimating future operating and capital costs, generally are considered by Micon to be appropriate. Some adjustments have been made by Micon in its estimates of future cash flow, included in
Section 5.16.8, Economic Analysis, principally related to the estimates of future inflation of the Argentine peso.

Over its projected life of about ten years, the operation is expected to generate a total undiscounted net cash flow of some US$1.14 billion, of which the RTP 25 % share amounts to some US$285 million.

5.18     RECOMMENDATIONS

As discussed elsewhere in this report, there are no identifiable factors that are outside MAA's control and which would preclude MAA's achievement of its forecast production and cost targets. However, some recommendations are made with regard to the open pit operations.

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It is evident to Micon that mine management is well aware of the importance of equipment maintenance and some of the historical shortcomings. It is recommended that continued attention and diligent effort be given to both the existing MARC maintenance contracts and the MAA maintenance procedures.

At the time of Micon's site visit, it was reported that the dewatering rate was some 40 L/s and that in order to achieve the recommended water table level below mining, the pumping rate would need to be increased to 100 L/s. A hydrogeological model is being developed by Water Management Consultants, which was reported to be ready by the end of 2002. It is recommended that the dewatering program receives significant attention and continues to be implemented diligently.

Re-scheduling of the mining phases has rendered improvements in the ore release during the first three years of the LOM Plan. However, in fiscal year 2007, a major push-back of waste is required, in Phase 8, resulting in reduced ore production. This necessitates more stockpile recovery, at lower grade, to fill the mill and results in a lower annual mill feed grade and reduced economic performance. Continuing planning efforts are being made to reschedule the pit phases in order to smooth out the waste removal and ore release from Phases 6, 7 and 8, over that period. These efforts are fully supported by Micon, since the potential economic gain in fiscal year 2007 is significant.

Pioneering, currently, is a constraint. Purchase of smaller equipment, or hiring of a suitable contractor needs to be considered in order to improve the rate of pioneering, i.e., the excavation of the slopes of the surrounding mountains.

5.19     REFERENCES

Brown, S., 1999a, 1998-99 Resource Definition Drilling Program, MAA Internal Report.

Brown, S., 1999b, Density Values for Alumbrera Ore Types, MAA internal Memo.

Cutfield, Freeman and Co. Ltd., 2001, Information Memorandum, Minera Alumbrera Ltd., Confidential Information Memorandum prepared for Rio Tinto and Billiton.

Guilbert, J. M., 1995, Geology, alteration, mineralization, and genesis of the Bajo de la Alumbrera Porphyry Copper-Gold Deposit, Catamarca Province, Argentina, in Arizona Geological Society Digest 20, Porphyry Copper Deposits Of The American Cordillera, pp 646 - 655, edited by F.W. Pierce and J.G. Bolm, 656p., 43 papers, hardbound.

Keough, D., 2002, June 30th, 2002 MAA Ore Reserve Statement, Resource/Reserve Statement for Publication, MAA memo to Joint Venture Partners.

MAA Staff, 2001, Minera Alumbrera Limited, Project Technical Briefing (Updated December 2001), Minera Alumbrera Limited, The Bajo De La Alumbrera Copper-Gold Deposit, Province of Catamarca, Argentina.

                                       276

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[LOGO OF MICON INTERNATIONAL LIMITED]
mineral industry consultants

MAA Staff, 2002, MAA Life of Mine Business Plan, May 2002.

Raymond, G. F., 1999a, Bajo de la Alumbrera Deposit Geostatistical Study, Part
2. Drill Hole Spacing Parameters for Orebody Modelling, Consulting Mining Geostatistician's Report to MAA.

Raymond, G. F., 1999b, Bajo de la Alumbrera Soft Boundary Orebody Model with Cylindrical Searches and Conditional Probability, Consulting Mining Geostatistician's Report to MAA.

Rivera, L. A., 1999a, Metodologia De Muestreo En Mina, MAA internal memo.

Rivera, L. A., 1999b, ALUF Model Creation, MAA internal memo.

Rivera, L. A., 2001, Throughput Model Presentation, MAA Internal PowerPoint Presentation.

Rivera, L. A., 2002a, ReconciliacionJun2002.xls, MAA Year 2002 Reconciliation Spreadsheet.

Rivera, L. A., 2002b, June 2002 Alumbrera Ore Resource and Reserve Statement, MAA internal memo.

Rivera, L. A., 2002c, Project Technical Briefing (Geology), Minera Alumbrera Ltd, Bajo De La Alumbrera Deposit January 1998, (Modified November 2002).

                                       277

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mineral industry consultants

                                6.0 CERTIFICATES

[LOGO OF MICON INTERNATIONAL LIMITED]
mineral industry consultants

                              CERTIFICATE OF AUTHOR

As the author of a portion of this report on Peak Gold Mines Pty Limited and Minera Alumbrera Ltd. in which Wheaton River Minerals Ltd. is to earn an interest, I, H. Burgess do hereby certify that:

1.        I am employed by, and carried out this assignment for,

          Micon International Limited
          Suite 900
          390 Bay Street
          Toronto, Ontario
          M5H 2Y2

          tel. (416) 362-5135
          fax  (416) 362-5135;

2.        I hold the following academic qualifications:

             B.Sc.(Mechanical Engineering)     London University              1966
             B.Sc.(Mining Engineering)         London University              1968
             M.Sc.(Engineering)                University of Witwatersrand    1980

3. I am a registered Professional Engineer with the Association of Professional Engineers of Ontario (membership number 6092506); as well, I am a member in good standing of several other technical associations and societies, including:

             The Australasian Institute of Mining and Metallurgy (Fellow)
             The Institution of Mining and Metallurgy (Fellow)
             The Canadian Institute of Mining, Metallurgy and Petroleum (Member)

4. I have worked as a mining engineer in the minerals industry for 35 years;

5. I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 13 years as a mining engineer working in mine planning and production operations in underground copper and gold mining and 22 years as a consulting mining engineer working in open-pit and underground operations involving many minerals and all aspects of mining from mine design to financial evaluation.;

6. I am responsible for the preparation of Sections 1 (portions), 2.0, 3.0, 4.14.2, 4.16 to 4.18 (portions), 5.1 to 5.3, 5.14.2, 5.14.3
          (portions) and 5.16 to 5.18 (portions) of the technical report titled "Technical Report On Mining And Processing Assets Of Peak Goldmines, In New South Wales, Australia And Minera Alumbrera Ltd., In Argentina", and dated January, 2003, relating to the Peak Gold Mines and Minera Alumbrera properties. I visited the Peak Gold Mine and Minera Alumbrera data room from October 14 to 17,

            SUITE 900-390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
                 Telephone (1)(416)362-5135 Fax(1)(416)362 5763

[LOGO OF MICON INTERNATIONAL LIMITED]
mineral industry consultants

7. 2002. I visited the Peak Gold Mine property from October 18 to 19 2002, and the Alumbrera property from October 22 to 23, 2002;

8. I have had no prior involvement with the mineral properties in question;

9. I am not aware of any material fact, or change in reported information, in connection with the subject properties, not reported or considered by me, the omission of which makes this report misleading;

10. I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services;

11. I consent to the filing of the report with any Canadian stock exchange or securities regulatory authority, and any publication by them of the report.

          Dated this 14 day of January, 2003

          signed "Harry Burgess"

          Harry Burgess, P.Eng.

                                        2

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[LOGO OF MICON INTERNATIONAL LIMITED]
mineral industry consultants

                              CERTIFICATE OF AUTHOR

As the author of a portion of this report on Peak Gold Mines Pty Limited and Minera Alumbrera Ltd. in which Wheaton River Minerals Ltd. is to earn an interest, I, B. Terrence Hennessey do hereby certify that:

1.        I am employed by, and carried out this assignment for,

          Micon International Limited
          Suite 900
          390 Bay Street
          Toronto, Ontario
          M5H 2Y2

          tel. (416) 362-5135
          fax  (416) 362-5135;

2.        I hold the following academic qualifications:

               B.Sc. (Geology)               McMaster University       1978

3. I am a registered Professional Geoscientist with the Association of Professional Geoscientists of Ontario (membership number 0038); as well, I am a member in good standing of several other technical associations and societies, including:

              The Australasian Institute of Mining and Metallurgy (Member) The Geological Association of Canada (Fellow)
              The Canadian Institute of Mining, Metallurgy and Petroleum
              (Member)

4.        I have worked as a geologist in the minerals industry for 24 years;

5. I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 6 years as an exploration geologist looking for gold, base metal and tin deposits, 11 years as a mine geologist in both open pit and underground mines and 6 years as a consulting economic geologist;

6. I am responsible for the preparation of Sections 1 (portions), 3.0 to 4.12, 4.14.1, 4.14.3 (portions), 4.15, 4.17 (portions), 4.18
          (portions), 5.1 to 5.12, 5.14.1, 5.14.3 (portions) and 5.17(portions)
          of the technical report titled "Technical Report On Mining And Processing Assets Of Peak Goldmines, In New South Wales, Australia And Minera Alumbrera Ltd., In Argentina" and dated January, 2003 relating to the Peak Gold Mines and Minera Alumbrera properties. I visited the Peak Gold Mine and Minera Alumbrera data room from October 14 to 17, 2002. I visited the Peak Gold Mine property from October 18 to 19 2002, and the Alumbrera property from October 22 to 23, 2002;

            SUITE 900-390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
                 Telephone (1)(416)362-5135 Fax(1)(416)362 5763

[LOGO OF MICON INTERNATIONAL LIMITED]
mineral industry consultants

7. I have had no prior involvement with the mineral properties in question;

8. I am not aware of any material fact, or change in reported information, in connection with the subject properties, not reported or considered by me, the omission of which makes this report misleading;

9. I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services;

10. I consent to the filing of the report with any Canadian stock exchange or securities regulatory authority, and any publication by them of the report.

          Dated this 14th day of January, 2003

          signed  "B. Terrence Hennessey"

          B.Terrence Hennessey, P.Geo.

[LOGO OF MICON INTERNATIONAL LIMITED]
mineral industry consultants

                              CERTIFICATE OF AUTHOR

As the author of a portion of this report on Peak Gold Mines Pty Limited and Minera Alumbrera Ltd. in which Wheaton River Minerals Ltd. is to earn an interest, I, David T. Wells, CEng do hereby certify that:

1.        I am currently employed as a Senior Metallurgist by:

          Micon International Co Limited
          Suite 10, Keswick Hall
          Norwich
          NR4 6TJ
          United Kingdom

          tel. (44) 1603 501 501
          fax (44) 1603 507 007

2. I graduated with the Associateship of Camborne School of Metalliferous Mining in 1966.

3. I am registered by or belong to the following professional associations:

          The Engineering Council, United Kingdom (Registered Chartered Engineer, CEng)
          The Institute of Materials, Mining and Metallurgy, United Kingdom (Member, MIMMM)
          The American Institute of Mining, Metallurgical and Petroleum Engineers (Member, MAIME)
          The Minerals Engineering Society, United Kingdom (Fellow, FMES)

4. I have worked as a metallurgist for a total of 36 year since my graduation from university.

5. I have read the definition of Qualified Person set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience I fulfill the requirements to be a Qualified Person for the purposes of NI 43-101. My work experience includes 28 years as a production metallurgist at copper/gold, base metal and other mines and 8 years as a consulting metallurgist.

6. I am responsible for the preparation of Sections 1 (part), 4.13, 4.16.2, 4.16.3, 4.16.4 (part), 4.16.7 (part), 5.1 (part), 5.13,
          5.16.2, 5.16.3, 5.16.4 (part), 5.16.5 and 5.16.7 of the technical report entitled "Technical Report on Mining and Processing Assets of Peak Goldmines, in New South Wales, Australia and Minera Alumbrera Ltd., in Argentina" and dated January, 2003 relating to the Peak Gold Mines and Minera Alumbrera properties. I visited the Peak Gold Mines and Minera Alumbrera data room on 16th October 2002 for two days and on 21st October 2002. I visited the Peak Gold Mines property on 18th October 2002 for two days. I did not visit the Minera Alumbrera property.

            SUITE 900-390 BAY STREET, TORONTO ONTARIO,CANADA M5H 2Y2
                 Telephone (1)(416)362-5135 Fax(1)(416)362 5763

[LOGO OF MICON INTERNATIONAL LIMITED]
mineral industry consultants

7. I have not had prior involvement with the properties that are the subject of this Technical Report.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services.

10. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 7th Day of January 2003.

signed  "David T. Wells"

David T.Wells, CEng

                                        2

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[LOGO OF MICON INTERNATIONAL LIMITED]
mineral industry consultants

                                   APPENDIX I
                                PEAK GOLD MINES-
           SCHEDULE OF TERMS & CONDITIONS - CONSOLIDATED MINING LEASES

CONSOLIDATED MINING LEASE NUMBER 6

Original Lease Date        29 April 1996.
Expiry Date                27 March 2015.
Working Requirements       10 competent people each day; or
                           Not less than $300,000 per year spent on operations
                           carried out in the course of prospecting or mining
                           the subject area.
Reports                    The lease holder shall provide, within a period of
                           28 days after each anniversary of the date this
                           lease has effect, or such other date  as the
                           Director General may stipulate, of each year,
                           a progress report to the satisfaction of the
                           Director General containing the following:
                           (a)     Full particulars including the results,
                                   interpretation and conclusions of all
                                   exploration conducted during the 12 month
                                   period;
                           (b)     Details of expenditure incurred in conducting
                                   that exploration;
                           (c)     A summary of all geological findings
                                   acquired through mining development
                                   evaluation activities;
                           (d)     Particulars of exploration proposed to be
                                   conducted in the next 12 month period; and
                           (e)     All plans, maps, sections and other data
                                   necessary to satisfactorily interpret the
                                   reports.
                           However, the table of consolidated mining leases
                           refers to 27 May 1997 as the due date for CML 6
                           annual reports.
Security                   Security held - $100,000.
                           Joint security required - $6,099,000.
Renewal                    No evidence of renewal date in the Lease.
                           However, the table of consolidated mining leases
                           refers to 28 March 2013 as the earliest date for the
                           renewal of CML 6.
Total Area                 1303 hectares.
Surface Exception          Various.
Depth Restriction          Various.
Methods/Purposes           Open cutting, Shaft sinking and Tunnelling.
Exceptions to standard
form of lease (CML 9)
                            . Condition 18 - the lease holder must comply with any instructions given by the Minister in respect of the easement for sewerage purposes traversing the leased area

                            . Condition 44 - Travelling stock reserve - the lease holder must permit the free and uninterrupted passage of stock through certain areas and to conduct operations in a manner that does not cause any danger to travelling stock.

CONSOLIDATED MINING LEASE NUMBER 7

Original Lease Date        28 June 1995.
                           However, the table of consolidated mining leases
                           refers to 26 June 1995 as the original lease date
                           for CML 7.
Expiry Date                3 April 2000.
                           However, the table of consolidated mining leases
                           refers to midnight on 2 April 2000 as the expiry
                           date for CML7.
Working Requirements       10 competent people each day; or
                           Not less than $300,000 per year spent on operations carried out in the course of pospecting or mining the subject area.
Reports                    The lease holder shall provide, within a period of 28
                           days after each anniversary of the date this lease has effect, or such other date as the Director
                           General may stipulate, of each year, a progress report to the satisfaction of the Director General containing the following:

                           (a)      Full particulars including the results
                                   interpretation and conclusions all
                                   exploration conducted during the 12 month
                                   period;
                           (b)     There is no royalty payable by the Minister
                                   for the licence; and
                           (c)     If the lease holder has reasonable grounds
                                   to believe that the Minister has exercised
                                   his rights under the non-exclusive copyright
                                   licence in a manner which adversely affects
                                   the operations of the lease holder, that
                                   licence is revocable on the giving of a
                                   period of not less than 3 months.
                           However, the table of consolidated mining leases
                           refers to 27 February 1998 as the due date for
                           CML 7 annual reports.
Security                   Security held - $50,000.
                           Joint security required - $6,099,000.
Renewal                    No evidence of renewal date in the Lease.
                           However, the table of consolidated mining leases
                           refers to 3 April 1998 as the earliest date for the
                           renewal of CML 7.
Total Area                 1185.5 hectares.
Surface Exception          Part 30 metres.
Depth Restriction          Nil.
Methods/Purposes           Nil methods specified in the lease.
Exceptions to standard
form of lease (CML 9)
                            . Condition 4 - Mining Methods - open cutting is not permitted in respect of the leased area. The lease holder must restrict mining operations to shaft sinking and tunnelling.

                            .      Excavation - the lease holder is not
                                   specifically required to obtain the
                                   Minister's prior written consent if the
                                   lease holder intends to open up more than five hectares at any one time (restriction imposed as Condition 5 in other CMLs).

                            . Condition 44 - Travelling stock reserve - the lease holder must permit the free and uninterrupted passage of stock through certain areas and to conduct operations in a manner that does not cause any danger to travelling stock.

                            . Minerals - Iron is not included in the list of minerals.

CONSOLIDATED LEASE NUMBER 8

Original Lease Date        16 September 1996.
Expiry Date                13 February 2012.
Working Requirements       10 competent people each day; or
                           Not less than $300,000 per year spent on operations
                           carried out in the course of prospecting or mining
                           the subject area.
Reports                    The lease holder shall provide, within a period of
                           28 days after each anniversary of the date this
                           lease has effect, or such other date as the Director
                           General may stipulate, of each year, a progress
                           report to the satisfaction of the Director General
                           containing the following:
                           (a)     Full particulars including the results
                                   interpretation and conclusions all
                                   exploration conducted during the 12 month
                                   period;
                           (b)     Details of expenditure incurred in conducting
                                   that exploration;
                           (c)     A summary of all geological findings
                                   acquired through mining development
                                   evaluation activities;
                           (d)     Particulars of exploration proposed to be
                                   conducted in the next 12 month period; and
                           (e)     All plans, maps, sections and other data
                                   necessary to satisfactorily interpret the
                                   reports.
                           However, the table of consolidated mining leases
                           refers to 14 October 1997 as the due date for
                           CML 8 annual reports.
Security                   Security held - $650,000.
                           Joint security required - $6,099,000.
Renewal                    No evidence of renewal date in the Lease.
                           However, the table of consolidated mining leases
                           refers to 14 February 2010 as the earliest date for
                           the renewal of CML 8.
Total Area                 1250 hectares.
Surface Exception          Various.
Depth Restriction          Various.
Methods/Purposes           Shaft sinking and Tunnelling.
Exceptions to standard     Nil.
form of lease (CML 9)

CONSOLIDATED LEASE NUMBER 9

Original Lease Date        26 September 1995.
Expiry Date                3 August 2013.
                           However, the table of consolidated mining leases
                           refers to midnight on 26 September 2013 as the
                           expiry date for CML 9.
Working Requirements       10 competent people each day; or
                           Not less than $300,000 per year spent on operations
                           carried out in the course of prospecting or mining
                           the subject area.
Reports                    The lease holder shall provide, within a period of
                           28 days after each anniversary of the date this
                           lease has effect, or such other date as the Director
                           General may stipulate, of each year, a progress
                           report to the satisfaction of the Director General
                           containing the following:
                           (a)     Full particulars including the results
                                   interpretation and conclusions all
                                   exploration conducted during the 12 month
                                   period;
                           (b)     Details of expenditure incurred in conducting
                                   that exploration;
                           (c)     A summary of all geological findings
                                   acquired through mining development
                                   evaluation activities;
                           (d)     Particulars of exploration proposed to be
                                   conducted in the next 12 month period; and
                           (e)     All plans, maps, sections and other data
                                   necessary to satisfactorily interpret the
                                   reports.
                           However, the table of consolidated mining leases
                           refers to 27 February 1998 as the due date for CML 9
                           annual reports.
Security                   Security held - $50,000.
                           Joint security required - $6,099,000.
Renewal                    No evidence of renewal date in the Lease.
                           However, the table of consolidated mining leases
                           refers to 27 September 2011 as the earliest date for
                           the renewal of CML 9.
Total Area                 527.31 hectares.
Surface Exception          Various.
Depth Restriction          Part 15.24 metres.
Methods/Purposes           Open cutting, Shaft sinking and Tunnelling.
Exceptions to standard     Nil (this was the lease reviewed as the standard
form of lease (CML 9)      form).

MINING LEASE NUMBER 1483

Grant Date                         30 April 2001.
Expiry Date                        27 March 2015.
Working Requirements               Labour - 0.
                                   Expenditure - $0.
Security                           Security held - $0.
                                   Joint security required - $6,099,000.
Total Area                         47.06 hectares.
Surface Exception                  Nil.
Depth Restriction                  Nil.
Methods/Purposes                   Nil specified.

MINING PURPOSES LEASE NUMBER 854

Grant Date                         28 September 1936.
Expiry Date                        13 February 2012.
Working Requirements               Labour - 0.
                                   Expenditure - $0.
Security                           Security held - $0.
                                   Joint security required - $6,099,000.
Total Area                         3.946 hectares.
Surface Exception                  Nil.
Depth Restriction                  Whole 15.24 metres.
Methods/Purposes                   Works for conserving water.

MINING PURPOSES LEASE NUMBER 1262

Grant Date                         29 April 1960.
Expiry Date                        29 April 2001.
Working Requirements               Labour - 0
                                   Expenditure - $0.
Security                           Security held - $0.
                                   Joint security required - $6,099,000.
Total Area                         2.02 hectares.
Surface Exception                  Nil.
Depth Restriction                  Whole 1.83 metres.
Methods/Purposes                   Magazine.

                                   APPENDIX II
                             MINERA ALUMBRERA TAXES

TAXES (QUOTED DIRECTLY FROM THE MAA 2002 LOM PLAN)

INCOME TAXES

In May 2001 the Senate passed a resolution relating to the following issues

..         As a result of the accelerated depreciation under the Mining
          Investment Law, tax losses would not be lost by expiration if not utilised in the 5 year allowable time.

..         Fiscal stability on Income Tax withholding rates on interest paid to off-shore banks and shareholders

..         Fiscal stability withholding on distribution of income provided that no income tax has been paid on such income by MAA

The official gazetting of this law is still pending confirming the above, however MAA's 2001 income tax affidavit was lodged applying these changes. Further discussions on this law are not expected; the formal signing is currently in the backlog of administrative issues pending within the government.

As a part of the introduction of the Emergency Exchange Reform Law 25661, the government granted a tax concession to companies realising losses on translating monetary USD items to pesos. This deduction is to be taken over a 5 year period. The loss realised at the point of devaluation in January for MAA this is AR$(293) million that represents the revaluation of all USD denominated monetary items into Pesos at a rate of 1.4/1.

However under the Fiscal Stability Regime Exchange Losses are fully deductible in the year they are accrued. Therefore the exchange loss of AR$(293) million is fully deductible in 2002. There also would be a further deduction of AR$(844.1) million on revaluing the US based monetary assets from 1.4 rate to the assumed exchange rate at 30 June 2002 of 3.00/1 and this is also deductible in this year. Therefore in FY 2002 the full deduction for exchange losses on translating US denominated monetary assets and liabilities to pesos is AR$(1137.1) million

The issue for MAA is that this deduction would give rise to tax losses of AR$(958.8) million at 30 June 2002 which must be utilised over a 5 year period or they will expire. The issue is exacerbated by carried forward depreciation. MAA at 30 June 2002 will be carrying forward depreciation deductions of AR$(777.5) million which are then used to reduce taxable income to zero. The ability to carry forward these depreciation deductions is limited to the useful lives of the underlying assets that are being depreciated.

In relation to the carried forward tax loss arising from the translation of US monetary assets and liabilities to pesos, MAA has until 2007 to absorb the tax loss remaining at 30/06/02 of AR$(703.5) million. In the current Plan MAA will absorb the losses in years 2003 and 2004.

The depreciation deductions of AR$(777.5) million would be suspended and applied to taxable profits beyond the above timeframe. MAA is able to absorb these deductions and does so predominantly in years 2004 to 2007.

MAA can elect to utilise the provisions of the Fiscal Stability Regime to lodge returns or apply the Current Income Tax Regime. However MAA must carefully analyse the two options, since the selected regime must be applied in its entirety.

The fundamental differences between the two regimes is as follows:-

Fiscal Stability
..         Tax Rate = 30 %
..         Interest on foreign loans e.g. Senior Lenders is fully deductible when accrued
..         Interest on Shareholder loans is only deductible if accrued and paid prior to the lodgement of the Affidavit. i.e. interest accrued up to June 30 each year will be deductible that year provided payment has been made to the shareholders before November 9 of that year
..         Withholding rates on interest is limited to 0 % for interest on financing for importing assets and 12 % for all other interest
..         Exchange losses are fully deductible when accrued.

Current Regime
..         Tax Rate = 35 %
..         Interest on foreign loans is deductible when accrued subject to thin capitalization rules. Thin Capitalization rules restrict deductibility to 60 % of interest accrued if one of 2 criteria is fulfilled. This is the loans subject to thin capitalization do not exceed 2.5 times net equity of the company or the total interest does not exceed 50 % of taxable income base. Interest that is not deductible in a specific year can be carried forward for 5 years.
..         Withholding on interest is 15.05 % for listed countries and 35 %
          in all others
..         Exchange losses on translation on monetary items is deferred and deductible over 5 years (20 % each year)

Below are the preliminary results of both regimes being applied. Further detailed work is necessary in checking the tax written down values of the assets and the remaining useful lives to confirm the utilisation of the depreciation deductions under Fiscal Stability. The same is necessary to ensure the accuracy of the depreciation deductions under the current regime. Also it will be necessary to recalculate our prior year tax returns under the current regime to ensure tax losses carried forward are also accurate.

FISCAL STABILITY

Fiscal Stability                                2003   2004  2005  2006  2007  2008  2009   2010  2011  2012   2013  2014  2015
-------------------------------------------------------------------------------------------------------------------------------
Taxable Income/(Loss) after
 Timing                       Pes 000's           517   414   251   486   303   861  1,183   808    90     92   -     -     -
                                                 ------------------------------------------------------------------------------
      Tax Losses Utilised                        (517) (414) (251) (486)  (95)  (32)   (29)  (26)  (20)   (25)  -     -     -
                                                 ------------------------------------------------------------------------------
      Fuel Tax Rebate
Total Taxable Income                                -     -     -     -   207   829  1,155   782    70     67   -     -     -
                                                 ------------------------------------------------------------------------------
                                                 ------------------------------------------------------------------------------
Tax on Taxable Income                      30%      -     -     -     -    62   249    346   235    21     20   -     -     -
                                                 ==============================================================================

TAX LOSS UTILISATION
Losses expire after 5 Years
   Opening Balance                               (704) (186)    -     -     -     -      -     -     -      -     -     -     -
      Additions               Pes 000's             -     -     -     -     -     -      -     -     -      -     -     -     -
      Utilised                Pes 000's           517   186     -     -     -     -      -     -     -      -     -     -     -
                                                 ------------------------------------------------------------------------------
      Balance                 Pes 000's          (186)    -     -     -     -     -      -     -     -      -     -     -     -
      Losses Expired after
       5 years                Pes 000's             -     -     -     -     -     -      -     -     -      -     -     -     -
                                                 ------------------------------------------------------------------------------
   Balance Carried Forward    Pes 000's          (186)    -     -     -     -     -      -     -     -      -     -     -     -
                                                 ------------------------------------------------------------------------------

Tax Losses (Accelerated Depreciation
Deductions)
   Opening Balance            Pes 000's          (777) (829) (665) (487)  (55)    -      -     -     -      -     -     -     -
      Additions               Pes 000's           (52)  (64)  (73)  (54)  (40)  (32)   (29)  (26)  (20)   (25)    -     -     -
      Utilised                Pes 000's             -   228   251   486    95    32     29    26    20     25     -     -     -
                                                 ------------------------------------------------------------------------------
      Balance                 Pes 000's          (829) (665) (487)  (55)    -     -      -     -     -      -     -     -     -
      Losses Expired after    Pes 000's             -     -     -     -     -     -      -     -     -      -     -     -     -
                                                 ------------------------------------------------------------------------------
   Balance Carried Forward                       (829) (665) (487)  (55)    -     -      -     -     -      -     -     -     -
                                                 ------------------------------------------------------------------------------

CURRENT REGIME

Current Regime                                  2003   2004  2005  2006  2007  2008  2009   2010  2011  2012   2013  2014  2015
-------------------------------------------------------------------------------------------------------------------------------
                                                 ------------------------------------------------------------------------------
Taxable Income/(Loss) after   Pes 000's          459   356   192   428   303   861   1,183  808   90    92        -     -     -
 Timing
      Tax Losses Utilised                        (459) (356) (192) (428) (301) (32)  (29)   (26)  (20)  (25)      -     -     -
                                                 ------------------------------------------------------------------------------
      Fuel Tax Rebate
Total Taxable Income                                -     0     -     -     2   829  1,155   782   70    67       -     -     -
                                                 ------------------------------------------------------------------------------
                                                 ------------------------------------------------------------------------------
Tax on Taxable Income                     35%       -     0     -     -     1   290    404   274    25     23     -     -     -
                                                 ==============================================================================

TAX LOSS UTILISATION
Losses expire after 5 Years
   Opening Balance                               (675) (216)    -     -     -     -      -     -     -      -     -     -     -
      Additions               Pes 000's             -     -     -     -     -     -      -     -     -      -     -     -     -
      Utilised                Pes 000's           459   216     -     -     -     -      -     -     -      -     -     -     -
                                                 ------------------------------------------------------------------------------
      Balance                 Pes 000's          (216)    -     -     -     -     -      -     -     -      -     -     -     -
      Losses Expired after    Pes 000's             -     -     -     -     -     -      -     -     -      -     -     -     -
                                                 ------------------------------------------------------------------------------
   Balance Carried Forward    Pes 000's          (216)    -     -     -     -     -      -     -     -      -     -     -     -

TAX LOSSES (ACCELERATED DEPRECIATION
 Deductions)
   Opening Balance            Pes 000's          (777) (829) (754) (635) (261)    -      -     -     -      -     -     -     -
      Additions               Pes 000's           (52)  (64)  (73)  (54)  (40)  (32)   (29)  (26)  (20)   (25)    -     -     -
      Utilised                Pes 000's             -   139   192   428   301    32     29    26    20     25     -     -     -

                                                 ------------------------------------------------------------------------------
      Balance                 Pes 000's          (829) (754) (635) (261)    -     -      -     -     -      -     -     -     -
      Losses Expired after    Pes 000's             -     -     -     -     -     -      -     -     -      -     -     -     -
      Balance Carried Forward                    (829) (754) (635) (261)    -     -      -     -     -      -     -     -     -
                                                 ------------------------------------------------------------------------------

Total tax payable over the life of the operation under Fiscal Stability is AR$933 million, which compares with the current regime where total tax paid is AR$1016 million.

Therefore the best option for MAA is to remain with the Fiscal Stability Regime, and this has been assumed in this LOM Plan.

                                       IVA

Following the devaluation in January 2002, MAA was able to continue to seek reimbursement of IVA related expenditure in US dollars. The government temporarily suspended reimbursement of US based claims while it resolved payment terms and exchange rates to be applied to a conversion to pesos. This was resolved in March 2002 and included the following.

..         Claims made in US$ would be payable in 19 equal instalments at the exchange rates prevailing on the 25th day of each month.
..         Interest would be payable at 6 % on all approved claims as at January
          7, 2002. o No further claims can be lodged in US$ after February 2002.
..         Peso Claims would be continued to be paid as normal.

For MAA this will result in approximately AR$22 million (approx.US$7.0m) that was expected in 2nd half of 2002 being deferred into FY2003.